     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 2000


                                                      REGISTRATION NO. 333-40518

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           STOCKWALK.COM GROUP, INC.
             (Exact name of registrant as specified in its charter)

           MINNESOTA                           5122                          41-1756256
(State or other jurisdiction of         (Primary Standard                 (I.R.S. Employer
 incorporation or organization)  Classification Industrial Code)       Identification Number)

                                   Suite 800
                             5500 Wayzata Boulevard
                          Minneapolis, Minnesota 55416
                           Telephone: (763) 542-6000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Philip T. Colton
                           Stockwalk.com Group, Inc.
                                   Suite 800
                             5500 Wayzata Boulevard
                          Minneapolis, Minnesota 55416
                           Telephone: (763) 542-6000
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)

                            ------------------------

                          COPIES OF COMMUNICATIONS TO:

              ALBERT A. WOODWARD                                JAMES C. MELVILLE
                 Ruth M. Timm                                    Mary S. Giesler
               Maun & Simon, PLC                        Kaplan, Strangis and Kaplan, P.A.
       2000 Midwest Plaza Building West                90 South Seventh Street, Suite 5500
               801 Nicollet Mall                          Minneapolis, Minnesota 55402
         Minneapolis, Minnesota 55402                       Telephone: (612) 375-1138
           Telephone: (612) 904-7400

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           KINNARD INVESTMENTS, INC.

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON SEPTEMBER 5, 2000


To the Shareholders of Kinnard Investments, Inc.:


     A special meeting of shareholders of Kinnard Investments, Inc., a Minnesota corporation, will be held on September 5, 2000 at 10:00 a.m. (local time) at 920 Second Avenue South, Minneapolis, Minnesota, for the following purposes:


          1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of June 5, 2000, among Kinnard, Stockwalk.com Group, Inc., a Minnesota corporation, and SW Acquisition, Inc., a Minnesota corporation and wholly-owned subsidiary of Stockwalk, pursuant to which, among other things, Kinnard will merge with and into SW upon the terms and subject to the conditions set forth in the merger agreement, as more fully described in the enclosed proxy statement/prospectus.

          2. To transact any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting, including, without limitation, a motion to adjourn the Special Meeting to another time or place for the purpose of soliciting additional proxies in order to approve the merger agreement.

     A proxy card and a proxy statement/prospectus containing more detailed information with respect to the matters to be considered at the special meeting accompany this notice.


     The Kinnard Board of Directors has fixed the close of business on July 21, 2000 as the record date for determining those shareholders entitled to vote at the special meeting and any adjournment or postponement of the special meeting. The affirmative vote of a majority of the outstanding shares of Kinnard common stock on the record date is required to approve the merger agreement.


     You should not send your stock certificates at this time. If the merger is completed, instructions will be mailed to you regarding the surrender of your stock certificates.

     Your proxy vote is very important. Whether or not you plan to attend the special meeting, you should complete, sign, date and promptly return the proxy card in the enclosed envelope to ensure that your shares will be represented at the meeting. If you attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

     THE KINNARD BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

                                            By Order of the Board of Directors,


                                            /s/ George F. Stroebel
                                            -----------------------------


                                            George F. Stroebel, Secretary

Minneapolis, Minnesota

July 27, 2000

                           KINNARD INVESTMENTS, INC.

                                PROXY STATEMENT
                                     FOR A

                        SPECIAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON SEPTEMBER 5, 2000


                           STOCKWALK.COM GROUP, INC.
                                   PROSPECTUS

  This proxy
  statement/prospectus also
  constitutes the prospectus of
  Stockwalk with respect to
  shares of Stockwalk common
  stock to be delivered to
  Kinnard shareholders in
  connection with the merger.

  The Stockwalk common stock is
  traded on the Nasdaq NMS under
  the symbol "STOK."
  Consider carefully the risk
  factors beginning on page 15
  in this proxy
  statement/prospectus.
  This proxy
  statement/prospectus does not
  cover, and may not be used in
  connection with, any resales
  of the Stockwalk stock
  received in the merger.
  Neither the SEC nor any state
  securities commission has
  approved the shares of
  Stockwalk common stock
  issuable in the merger or
  determined that this proxy
  statement/prospectus is
  accurate or complete. Any
  representation to the contrary
  is a criminal offense.

THE MERGER --
     This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by
                                          the board of directors of Kinnard
                                          Investments, Inc. for use at a special
                                          meeting of shareholders at which you
                                          will be asked to approve the proposed
                                          merger of Kinnard with and into SW
                                          Acquisition, Inc., a wholly owned
                                          subsidiary of Stockwalk.com Group,
                                          Inc.
THE MERGER CONSIDERATION --

     If the merger is completed, you will receive $6.00 in cash and a fraction of a share of Stockwalk common stock
                                          for each share of Kinnard common stock
                                          that you own. As long as the average
                                          price of Stockwalk's common stock for
                                          a 20 consecutive trading day period
                                          prior to the merger is between $9.00
                                          and $15.00, you will receive one-half
                                          of a share of Stockwalk common stock
                                          plus $6.00 in cash for each share of
                                          Kinnard common stock that you own. If
                                          the 20-day average closing stock price
                                          is below $9.00 or above $15.00, the
                                          exchange ratio for determining the
                                          number of Stockwalk shares you will
                                          receive will be adjusted so that the
                                          value of the shares you receive based
                                          on the measurement period average
                                          closing stock price will be $4.50 if
                                          the measurement period average stock
                                          price is less than $9.00, or $7.50 if
                                          such average stock price is more than
                                          $15.00.


     If the measurement period ended on July 21, 2000, the 20-day average closing stock price would have been
                                          $8.2596, and the exchange ratio would
                                          have been .5448.



         THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS JULY 27, 2000.


           THIS PROXY STATEMENT/PROSPECTUS WAS FIRST SENT OR GIVEN TO

                KINNARD SHAREHOLDERS ON OR ABOUT JULY 27, 2000.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT KINNARD AND STOCKWALK THAT IS NOT INCLUDED OR DELIVERED WITH THIS DOCUMENT. YOU CAN REQUEST COPIES OF SUCH INFORMATION. SEE "WHERE YOU CAN FIND MORE INFORMATION."

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER......................     1
SUMMARY.....................................................     3
  The Companies.............................................     3
  The Special Meeting.......................................     4
  The Merger................................................     4
  Summary Financial Information.............................     9
  Historical and Pro Forma Per Share Data...................    10
  Summary Consolidated Financial Data.......................    11
  Selected Unaudited Pro Forma Financial Data...............    13
  Market Price of Stockwalk and Kinnard Common Stock........    14
RISK FACTORS................................................    15
  Risks Relating to the Merger..............................    15
  Risks Relating to Stockwalk...............................    16
THE SPECIAL MEETING.........................................    26
  Date, Time and Place......................................    26
  Purpose of the Special Meeting............................    26
  Record Date; Shares Entitled to Vote; Quorum..............    26
  Voting Rights; Abstentions................................    26
  Kinnard Employee Stock Ownership Plan and Trust...........    27
  Voting and Revocation of Proxies..........................    27
  Solicitation of Proxies...................................    27
  Recommendation of Kinnard Board...........................    28
THE MERGER..................................................    28
  General...................................................    28
  Background of the Merger..................................    28
  Kinnard's Reasons for the Merger and Board
     Recommendation.........................................    32
  Opinion of Kinnard's Financial Advisor....................    35
  Stockwalk Reasons for the Merger..........................    40
  Conversion of Kinnard Common Stock........................    41
  Treatment of Kinnard Stock Options and Warrants...........    42
  Effective Time............................................    43
  Antidilution Adjustments..................................    43
  Interests of Certain Persons in the Merger................    43
  Employees of Kinnard After the Merger.....................    44
  Accounting Treatment......................................    45
  Regulatory Approvals Required.............................    45
  Resale of Stockwalk Common Stock Issued Pursuant to the
     Merger.................................................    45
  Certain Material Federal Income Tax Consequences..........    46
  Dissenters' Rights........................................    48

THE MERGER AGREEMENT........................................    51
  Structure of Merger.......................................    51
  Procedures for Exchange...................................    51
  Representations and Warranties............................    52
  Concept of Material Adverse Effect/Material Adverse
     Change.................................................    53
  Conduct of Kinnard Business Pending the Merger............    53
  No Solicitation...........................................    55
  Reasonable Best Efforts; Regulatory Applications..........    55
  Conditions to the Merger..................................    55
  Termination of the Merger Agreement.......................    56
  Amendment and Waiver......................................    57
  Payment of Fees and Expenses; Termination Fees............    57
BUSINESS OF KINNARD.........................................    58
BUSINESS OF STOCKWALK.......................................    58
  Overview..................................................    58
  Recent Developments.......................................    59
  Steichen Acquisition......................................    59
  Competition...............................................    60
  Employees.................................................    61
  Properties................................................    61
SELECTED HISTORICAL FINANCIAL DATA OF KINNARD...............    62
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF KINNARD......................    63
SELECTED HISTORICAL FINANCIAL DATA OF STEICHEN..............    72
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF STEICHEN.....................    73
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA OF
  STOCKWALK.................................................    79
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF STOCKWALK....................    80
OWNERSHIP OF VOTING SECURITIES OF KINNARD...................    86
MANAGEMENT OF STOCKWALK.....................................    89
DESCRIPTION OF STOCKWALK CAPITAL STOCK......................    92
  General...................................................    92
  Voting Rights; Dividends; Liquidation.....................    92
  Stock Options.............................................    92
  Warrants..................................................    93
  Minnesota Anti-Takeover Law...............................    93
  Transfer Agent............................................    93
COMPARISON OF RIGHTS OF HOLDERS OF KINNARD COMMON STOCK AND
  STOCKWALK COMMON STOCK....................................    94
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS.............    97
LEGAL MATTERS...............................................    97
SHAREHOLDER PROPOSALS.......................................    97

EXPERTS.....................................................    98
WHERE YOU CAN FIND MORE INFORMATION.........................    98
INDEX TO FINANCIAL STATEMENTS...............................   F-1

ANNEXES
ANNEX A  Agreement and Plan of Merger, dated June 5, 2000, by and between Kinnard Investments, Inc., Stockwalk.com Group, Inc.
         and SW Acquisition, Inc. ...................................   A-1
ANNEX B  Opinion of U.S. Bancorp Piper Jaffray.......................   B-1
ANNEX C  Sections 302A.471 and 302A.473 of the Minnesota Business
         Corporation Act.............................................   C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT DO I NEED TO DO NOW?

A. Simply complete, sign and date the proxy card and mail it in the enclosed return envelope as soon as possible so that your shares will be represented at the special meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger.

Q: MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY?

A. Yes. You may change your vote by delivering a signed notice of revocation or a later-dated, signed proxy card to Kinnard's secretary on or before the last business day before the special meeting, or you may attend the special meeting and vote your shares in person. Your attendance at the meeting will not, by itself, revoke your proxy.

Q: IF MY SHARES ARE HELD IN MY BROKER'S NAME, WILL MY BROKER AUTOMATICALLY VOTE
   MY SHARES FOR ME?

A. No. Your broker will vote your shares only if you provide instructions to your broker on how you want your shares voted. If you do not provide instructions to your broker, your shares will not be voted and they will be counted as votes against the proposals to approve and adopt the merger agreement.

Q: WHAT WILL I RECEIVE IF THE MERGER IS COMPLETED?


A. If the merger is completed, you will receive $6.00 in cash and a fraction of a share of Stockwalk common stock in exchange for each share of Kinnard common stock that you own. The number of shares of Stockwalk common stock you will receive will be based upon the average closing price of Stockwalk common stock for a measurement period of 20 consecutive trading days ending on the day immediately prior to the day that all of the conditions to complete the merger have been satisfied.



- if the average closing price of Stockwalk common stock for the measurement period is between $9.00 and $15.00, you will receive $6.00 in cash and .5 of a share of Stockwalk common stock for each share of Kinnard common stock;



- if the average closing price of Stockwalk common stock for the measurement period is less than $9.00, you will receive $6.00 in cash and a fraction of a share of Stockwalk common stock where the numerator is $4.50 and the denominator is the average closing price of Stockwalk common stock for the measurement period. For example, if the average closing price for the measurement period is $8.00, you will receive $6.00 in cash plus .5625 of a share of Stockwalk common stock for each share of Kinnard common stock; or



- if the average closing price of Stockwalk common stock for the measurement period is more than $15.00, you will receive $6.00 in cash and a fraction of a share of Stockwalk stock where the numerator is $7.50 and the denominator is the average closing price of Stockwalk stock for the measurement period. For example, if the average closing price for the measurement period is $16.00, you will receive $6.00 in cash plus .46875 of a share of Stockwalk common stock for each share of Kinnard common stock.


Q: WHAT WILL BE THE MEASUREMENT PERIOD?


A. We expect that the last condition of the merger will be the shareholder vote, which is scheduled for September 5, 2000. In such case, the measurement period for determining the exchange ratio would begin on August 7, 2000 and end on September 1, 2000.

Q: WHAT WILL HAPPEN IF I DON'T VOTE?

A. The failure to vote has the same effect as a vote against approval of the merger agreement.

Q: DO I NEED TO SEND IN MY STOCK CERTIFICATES NOW?

A. No. If the merger is completed, we will send you written instructions for exchanging your stock certificates for the merger consideration.

Q: WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have questions about the merger, you should contact:

      Kinnard Investments, Inc.
      920 Second Avenue South
      Minneapolis, MN 55402
      Attention: George F. Stroebel
      Telephone: (612) 370-2700

                                    SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. For more detailed information about the proposed merger, we encourage you to read this entire document, the merger agreement attached hereto as Annex A, and the documents to which we have referred you. See "Where You Can Find More Information" on page
98. We have parenthetically included page references to indicate where you may find more complete descriptions of the topics presented in this Summary.

                                 THE COMPANIES

KINNARD (PAGE 58)

Kinnard Investments, Inc.
Kinnard Financial Center
920 Second Avenue South
Minneapolis, Minnesota 55402
(612) 370-2937

     Kinnard is a full service investment banking firm. It employs 264 people in 13 branch offices in Minnesota, North Dakota and South Dakota. At March 31, 2000, Kinnard's total assets were approximately $41.3 million, and its total shareholders' equity was approximately $30.8 million.

STOCKWALK (PAGE 58)

Stockwalk.com Group, Inc.
Suite 800
5500 Wayzata Boulevard
Minneapolis, Minnesota 55416
(763) 542-6000

     Stockwalk is a technologically-driven regional securities firm headquartered in Minneapolis, Minnesota. Through its operating subsidiaries, Stockwalk provides a broad range of investment services to individual, corporate and public clients. These services include both traditional and online securities brokerage, investment banking and research services and the processing of securities transactions for correspondent brokerage firms and financial institutions. At March 31, 2000, Stockwalk employed 367 people in nine offices located in Minnesota, Florida, Texas, Arizona, Illinois and California. At March 31, 2000, Stockwalk had total assets of approximately $539 million and shareholders' equity of approximately $24.7 million.

RECENT DEVELOPMENTS -- STOCKWALK ACQUISITION OF R.J. STEICHEN & COMPANY (PAGE
59)

     On June 6, 2000, Stockwalk announced that it had entered into a definitive merger agreement with R.J. Steichen & Company. Steichen is a privately-owned full service securities brokerage and financial services firm headquartered in Minneapolis, Minnesota. Steichen has 19 offices in Minnesota, Georgia, Texas, North Dakota and Arizona, employs 82 people and has approximately 200 licensed sales representatives, all of whom operate as independent contractors.

     The Steichen merger agreement provides that the Steichen shareholders will receive approximately 4,300,000 shares of Stockwalk's restricted common stock in exchange for all the outstanding shares of Steichen's common stock, plus up to an additional 2,000,000 shares upon the achievement of certain pre-tax earnings targets during the two years following the merger. Completion of the merger is subject to regulatory approval and the satisfaction of certain conditions which are customary in merger transactions. Stockwalk presently expects the Steichen transaction to close in early August 2000.


THE COMBINED COMPANIES (PAGE 58)

     Stockwalk, Kinnard and Steichen had aggregate revenues in excess of $185 million for the 12 months ended March 31, 2000, which is Stockwalk's fiscal year end. Combined, the firms will employ more than 850 people, including more than 400 registered representatives. Outside of Minneapolis, the combined companies will operate 34 branch offices in eight states. The mergers will significantly increase Stockwalk's presence in the Minneapolis-St. Paul regional brokerage market, making it the third largest retail broker-dealer headquartered in the Minneapolis-St. Paul area.

                              THE SPECIAL MEETING

DATE, TIME AND PLACE (PAGE 26)


     The special meeting will be held on the fifth floor of the Kinnard Financial Center located at 920 Second Avenue South, Minneapolis, Minnesota, at 10:00 a.m. on September 5, 2000. At the special meeting, shareholders of Kinnard will be asked to consider and vote upon a proposal to approve and adopt the merger agreement.


RECORD DATE; SHARES ENTITLED TO VOTE (PAGE 26)


     You are entitled to vote at the special meeting if you owned shares of Kinnard common stock at the close of business on July 21, 2000. You can cast one vote for each share of stock that you owned at that time.



VOTE REQUIRED (PAGE 26)


     In order for the merger to be completed, the holders of at least a majority of outstanding shares of Kinnard common stock on the record date must vote in favor of the merger agreement.

     Kinnard directors and officers and Stockwalk hold, together, approximately 27% of the outstanding shares of Kinnard common stock entitled to vote at the special meeting.

                                   THE MERGER

     The merger agreement is attached to this document as Annex A. Please read the merger agreement. It is the legal document that governs the merger.

WHAT YOU WILL RECEIVE IN THE MERGER (PAGE 41)

     If the merger is completed, Kinnard shareholders who have not exercised dissenters' rights will receive $6.00 in cash and a fraction of a share of Stockwalk common stock in exchange for each share of Kinnard common stock that they own. No fractional shares of Stockwalk common stock will be issued. Instead, Kinnard shareholders will receive a check in payment for any fractional shares based on the closing price of Stockwalk's common stock on the last trading day prior to the closing date. Kinnard shareholders will not receive interest on any cash payments received in the merger.


     The number of shares of Stockwalk common stock to be received will be determined based upon the average closing sale price of Stockwalk common stock for the 20 trading days ending on the trading day immediately prior to the date on which all of the conditions in the merger agreement have been satisfied. If approval of the merger agreement by Kinnard shareholders is the last condition to be satisfied, and that approval is obtained on September 5, 2000, the measurement period will include the 20 trading days beginning on August 7, 2000 and ending on September 1, 2000.



     If the average closing price of Stockwalk common stock during the measurement period is between $9.00 and $15.00 per share, you will receive one-half of a share of Stockwalk common stock together with $6.00 in cash for each share of Kinnard common stock that you own. If the average closing price of Stockwalk common stock during the measurement period is above $15.00 per share, you will receive a fraction of a share of Stockwalk common stock (calculated by dividing 7.5 by the average closing price of Stockwalk common stock over the measurement period) and $6.00 in cash for each share of Kinnard common stock that you own. If the average closing price of Stockwalk common stock during the measurement period is below $9.00 per share, you will receive a fraction of a share of Stockwalk common stock (calculated by dividing 4.5 by the average closing price of Stockwalk common stock over the measurement period) and $6.00 in cash for each share of Kinnard common stock that you own.


TREATMENT OF STOCK OPTIONS AND WARRANTS (PAGE 42)


     Each outstanding option and warrant to purchase shares of Kinnard common stock will vest and be converted into the right to receive cash, without interest, in an amount equal to the difference between the exercise price of such option or warrant and an amount equal to $6.00 plus the product of the average closing price of Stockwalk common stock over the measurement period and the exchange ratio used to convert Kinnard common stock to Stockwalk common stock. For example, if the measurement period ended on July 21, 2000, resulting in an average closing price of $8.2596 per share, and the per share exercise price of the option or warrant is $5.50, the amount of cash that would be issued for the option or warrant in connection with the merger would be $5.00 per share.


RECOMMENDATION OF KINNARD BOARD (PAGE 28)

     The Kinnard Board believes that the merger is advisable and is in the best interest of Kinnard shareholders and recommends that you vote "FOR" approval of the merger agreement.

OPINION OF KINNARD'S FINANCIAL ADVISOR (PAGE 35)


     U.S. Bancorp Piper Jaffray delivered an opinion dated June 5, 2000, to the Board of Directors of Kinnard that, as of that date, based upon and subject to the assumptions, limitations and qualifications in the opinion, the consideration to be received by the holders (other than Stockwalk and its affiliates) of Kinnard common stock in the merger is fair to the holders from a financial point of view. U.S. Bancorp Piper Jaffray has confirmed that opinion in an updated written opinion dated July 24, 2000. We have attached a copy of U.S. Bancorp Piper Jaffray's updated opinion as Annex B to this proxy statement/ prospectus, which is incorporated by reference in this proxy statement/prospectus. This opinion of U.S. Bancorp Piper Jaffray is addressed to the Board and does not constitute a recommendation as to how you should vote at the special meeting.


CONDITIONS TO COMPLETING THE MERGER (PAGE 55)

     The completion of the merger depends on a number of conditions being met, including:

     - approval of the merger agreement by Kinnard shareholders;

     - absence of any court or governmental entity rendering the merger illegal;

     - approval for listing on the Nasdaq NMS of the Stockwalk common stock to be issued in connection with the merger;

     - approval of the merger by the necessary governmental authorities; and

     - receipt of the tax opinion from KPMG LLP to the effect that, based upon the facts and assumptions contained in the tax opinion, the merger should qualify for federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the U.S. tax code.

Where the law permits, Kinnard or Stockwalk could decide to complete the merger even though one or more of these conditions have not been met. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES (PAGE 46)

     Kinnard and Stockwalk expect to receive a tax opinion from KPMG LLP, Kinnard's independent auditors, stating that, as a general matter:

     - a Kinnard shareholder should not recognize loss, but will recognize gain to the extent of the lesser of the cash received, and the excess of the sum of the fair market value of the Stockwalk common stock and the amount of cash received over the shareholder's adjusted tax basis in the shares of Kinnard that the shareholder surrendered in the exchange. Such gain will be capital gain, provided the Kinnard stock is held as a capital asset.

     - the tax basis of Stockwalk stock received by Kinnard shareholders in the merger will be the same as the tax basis of the Kinnard stock exchanged in the merger, increased by any gain recognized on the exchange and reduced by any cash received.

     - the holding period of the Stockwalk stock that a Kinnard shareholder receives in the merger generally will include the holding period of the Kinnard stock exchanged for the Stockwalk stock.

INTEREST OF CERTAIN PERSONS IN MERGER (PAGE 43)

     Kinnard's officers and directors have interests in the merger that may be different from, or are in addition to, their interests as shareholders of Kinnard. The Board was aware of these interests and considered them, among others, in making its recommendation.

TERMINATION (PAGE 56)

     The boards of directors of Kinnard and Stockwalk may at any time prior to the day the articles of merger are filed with the Minnesota Secretary of State mutually agree to terminate the merger agreement, even if the Kinnard shareholders approve the merger agreement.

     Also, either board can decide, without the consent of the other, to terminate the merger agreement under certain circumstances, including the following:

     - the other party materially breaches any of its representations or warranties and the breach is not cured within 30 days after notice;

     - the other party breaches any of its covenants or agreements contained in the merger agreement and the breach is not cured within 30 days after notice and the breach is likely to have a material adverse effect on the breaching party or the surviving corporation;

     - the merger is not completed by December 31, 2000;

     - the approval required from any governmental authority is denied by final nonappealable action; or

     - the merger agreement is not approved by the Kinnard shareholders at the special meeting

     In addition, Stockwalk may terminate the merger agreement if the Kinnard board withdraws or modifies its recommendation that Kinnard shareholders approve the merger agreement, or recommends an alternative acquisition proposal.

     Kinnard also may terminate the merger agreement if its board approves an agreement for Kinnard to be acquired by another party and it has determined in good faith that the consideration to be received by Kinnard shareholders under the new proposal is superior to the consideration to be received by Kinnard shareholders under the merger agreement. However, in such a situation, Kinnard must (a) notify Stockwalk of the superior proposal, (b) provide Stockwalk with an opportunity to respond, and (c) pay Stockwalk a termination fee of $1,000,000.

     If the merger is not completed, each party will pay its own expenses, except that Kinnard and Stockwalk will share equally the printing and mailing expenses of this proxy statement/prospectus, the registration fees required by the SEC and the cost of the tax opinion.

TERMINATION FEE (PAGE 57)

     Kinnard will be obligated to pay Stockwalk a fee of $1,000,000, if the merger agreement is terminated under circumstances relating to third party offers, the withdrawal or modification of the recommendation of Kinnard's board of directors, or the failure of the Kinnard's shareholders to approve the merger agreement, and within 12 months the stock or assets of Kinnard are acquired by another party.

REGULATORY APPROVALS (PAGE 55)

     Stockwalk and Kinnard are required to make filings with or obtain approvals from state and other regulatory authorities before the merger can be completed. These filings and approvals include filings with the SEC and the National Association of Securities Dealers, Inc.

DISSENTERS' RIGHTS (PAGE 48)

     Kinnard shareholders who follow certain procedural requirements may be entitled to receive cash in the amount of the fair value of their shares instead of the cash and shares of Stockwalk common stock offered pursuant to the merger. The fair value of shares of Kinnard common stock would be determined pursuant to Minnesota law.

     Any Kinnard shareholder who wishes to exercise dissenters' rights must not vote in favor of the merger agreement and must comply strictly with all of the procedural requirements provided by Minnesota law. A copy of the dissenters' rights statute is attached as Annex C to this document. You should read the statute carefully and consult with legal counsel if you desire to exercise your dissenters' rights.

                         SUMMARY FINANCIAL INFORMATION

     You should read this summary financial information in conjunction with the selected historical financial data, the management's discussion and analysis of financial condition and results of operations and the financial statements for each company included elsewhere in this proxy statement/prospectus.

     The statement of operations data for Kinnard for each of the years ended December 31, 1995 through 1999, and the balance sheet data as of December 31, 1995, 1996, 1997, 1998 and 1999 have been derived from Kinnard's audited consolidated financial statements. Kinnard's statement of operations data for the three month periods ended March 31, 1999 and 2000 and the balance sheet data as of March 31, 2000 have been derived from unaudited consolidated financial statements of Kinnard.

     The statement of operations data for Steichen for each of the years ended September 30, 1995 through 1999, and the balance sheet data as of September 30, 1995, 1996, 1997, 1998 and 1999 have been derived from Steichen's audited financial statements. Steichen's statement of operations data for the six month periods ended March 31, 1999 and 2000, and the balance sheet data as of March 31, 2000 have been derived from the unaudited financial statements of Steichen.

     The statement of operations data for Stockwalk for each of the five fiscal years ended March 31, 1996 through March 31, 2000, and the balance sheet data as of March 31, 1996, 1997, 1998, 1999 and 2000 have been derived from Stockwalk's audited consolidated financial statements and the consolidated financial statements of Stockwalk's predecessors.


     The Stockwalk pro forma summary financial information is presented to give effect to the Kinnard and Steichen mergers and assumes the receipt of the net proceeds from the issuance of $20 million of convertible subordinated notes of Stockwalk. Stockwalk has filed a registration statement with respect to the convertible notes, but the registration statement has not yet been declared effective. Stockwalk anticipates closing the convertible note offering in early August 2000, but there is no assurance that the offering will be completed.

                    HISTORICAL AND PRO FORMA PER SHARE DATA

     The following summary presents selected unaudited comparative per share data for Stockwalk common stock on a historical and pro forma combined basis and for Kinnard common stock on a historical and pro forma equivalent basis giving effect to the merger using the purchase method of accounting. The information is derived from the historical financial statements of each of Stockwalk and Kinnard and the Unaudited Pro Forma Financial Information appearing elsewhere in this proxy statement/prospectus.

     The per share data set forth below is presented for comparative purposes only and is not necessarily indicative of the future operations of the combined entity or the actual results that would have been achieved had the merger been completed prior to the dates or periods indicated.


                                                              AS OF AND FOR THE
                                                                 YEAR ENDED
                                                               MARCH 31, 2000
                                                              -----------------
STOCKWALK
Basic earnings (loss) per common share
  Historical................................................       $(0.09)
  Pro forma(1)..............................................       $ 0.10
Cash dividends declared per common share:
  Historical................................................           --
  Pro forma(1)..............................................           --
Book value per common share:
  Historical................................................       $ 1.14
  Pro forma(2)..............................................       $ 2.95
KINNARD
Basic earnings per common share:
  Historical................................................       $ 0.78
  Pro forma equivalent(3)...................................       $ 0.05
Cash dividends declared per common share:
  Historical................................................           --
  Pro forma equivalent(3)...................................           --
Book value per common share:
  Historical................................................       $ 6.34
  Pro forma equivalent(3)...................................       $ 1.47


-------------------------


(1) The pro forma earnings per share amounts have been calculated assuming the completion of the Kinnard and Steichen mergers, and assuming the receipt and application of the net proceeds of Stockwalk's $20 million convertible subordinated note offering which Stockwalk expects to complete in early August 2000 as if each of the events had been completed on April 1, 1999.



(2) The pro forma book value per common share amounts have been calculated assuming the completion of the Kinnard and Steichen mergers, and assuming the receipt and application of the net proceeds of Stockwalk's $20 million convertible subordinated note offering which Stockwalk expects to complete in early August 2000 as if each of the events had been completed March 31, 2000.


(3) The pro forma equivalent basic earnings per common share for Kinnard represents the pro forma basic earnings per share for Stockwalk multiplied by an assumed exchange ratio of .5, which presumes that the average daily price of Stockwalk common stock during the measurement period will be between $9.00 and $15.00 per share. The pro forma equivalent book value per share for Kinnard represents the pro forma book value per share for Stockwalk multiplied by the assumed exchange ratio of .5.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data set forth below represents historical financial information for Kinnard, Steichen and Stockwalk.

KINNARD SUMMARY CONSOLIDATED FINANCIAL DATA


                                                                         THREE MONTHS ENDED
                               FOR THE YEAR ENDED DECEMBER 31,               MARCH 31,
                       -----------------------------------------------   ------------------
                        1995      1996      1997      1998      1999      1999       2000
                       -------   -------   -------   -------   -------   -------    -------
                            (IN THOUSANDS EXCEPT PER SHARE DATA)            (UNAUDITED)
STATEMENT OF
  OPERATIONS DATA:
Revenues.............  $75,333   $99,977   $49,846   $40,944   $54,868   $11,818    $19,022
Operating expenses...   69,647    80,311    49,310    46,573    50,355    11,231     16,510
Net income (loss)....    3,376    11,698       308    (3,376)    2,709       353      1,507
Basic earnings (loss)
  per share..........     0.54      1.93      0.05     (0.58)     0.54      0.07       0.31
Diluted earnings
  (loss) per share...     0.54      1.92      0.05     (0.58)     0.53      0.07       0.29


                                        AS OF DECEMBER 31,
                          -----------------------------------------------   AS OF MARCH 31,
                           1995      1996      1997      1998      1999          2000
                          -------   -------   -------   -------   -------   ---------------
                                                                              (UNAUDITED)
BALANCE SHEET DATA:
Total assets............  $45,897   $47,141   $43,972   $36,364   $40,427       $41,328
Total liabilities.......   20,592    11,112     8,400     6,858    11,463        10,574
Shareholders' equity....   25,305    36,029    35,572    29,506    28,964        30,754

STEICHEN SUMMARY CONSOLIDATED FINANCIAL DATA


                                                                         SIX MONTHS ENDED
                              FOR THE YEAR ENDED SEPTEMBER 30,               MARCH 31,
                       -----------------------------------------------   -----------------
                        1995      1996      1997      1998      1999      1999      2000
                       -------   -------   -------   -------   -------   -------   -------
                                       (IN THOUSANDS)                       (UNAUDITED)
STATEMENT OF
  OPERATIONS DATA:
Revenues.............  $26,461   $49,726   $42,520   $37,819   $40,434   $19,144   $31,244
Operating expenses...   21,917    36,364    35,293    35,010    36,374    17,419    25,553
Net income...........    4,544    13,362     7,227     2,809     4,060     1,725     5,691
Net income per share
  (20 shares
  outstanding).......      227       668       361       140       203        86       285

                                      AS OF SEPTEMBER 30,
                       --------------------------------------------------    AS OF MARCH 31,
                        1995      1996       1997       1998       1999           2000
                       -------   -------   --------   --------   --------   -----------------
                                                                               (UNAUDITED)
BALANCE SHEET DATA:
Total assets.........  $61,748   $95,090   $110,420   $104,487   $131,466       $168,047
Total liabilities....   53,290    78,849     95,811     89,366    113,981        145,523
Shareholders'
  equity.............    8,458    16,241     14,609     15,121     17,485         22,524

STOCKWALK SUMMARY CONSOLIDATED FINANCIAL DATA


                                                   FOR THE YEAR ENDED MARCH 31,
                                          -----------------------------------------------
                                           1996      1997      1998      1999      2000
                                          -------   -------   -------   -------   -------
                                               (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues..............................  $26,944   $32,607   $47,093   $55,590   $70,970
  Operating expenses....................   26,085    32,383    48,916    53,332    73,509
  Net income (loss).....................      525       190    (1,224)    1,273    (1,700)
  Basic and diluted earnings (loss) per
    share...............................     0.03      0.01     (0.08)     0.08     (0.09)
  Ratio of earnings to fixed charges....     1.18x     1.03x     0.85x     1.17x     0.86x


                                                       AS OF MARCH 31,
                                     ----------------------------------------------------
                                       1996       1997       1998       1999       2000
                                     --------   --------   --------   --------   --------
BALANCE SHEET DATA:
  Total assets.....................  $124,633   $181,042   $272,616   $322,353   $538,875
  Total liabilities................   122,241    178,459    271,258    315,342    514,223
  Shareholders' equity.............     2,392      2,583      1,358      7,011     24,652

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA


     The selected unaudited pro forma financial data present annual operating results for the year ended March 31, 2000 giving effect to the acquisitions of Steichen and Kinnard and the assumed receipt of the net proceeds from the pending sale of Stockwalk's offering of convertible subordinated notes as if they had occurred on April 1, 1999, and balance sheet data as of March 31, 2000, giving effect to the acquisitions of Steichen and Kinnard and the assumed receipt of the net proceeds from the pending sale of Stockwalk's offering of convertible subordinated notes as if they had occurred on March 31, 2000.



                                                               AS OF AND FOR
                                                               THE YEAR ENDED
                                                               MARCH 31, 2000
                                                              ----------------
                                                               (IN THOUSANDS,
                                                              EXCEPT PER SHARE
                                                              DATA AND RATIO)
STATEMENT OF OPERATIONS DATA
  Revenues..................................................      $185,381
  Operating expenses........................................       176,160
  Net income................................................         3,542
  Basic and diluted earnings per share......................          0.10
  Ratio of earnings to fixed charges........................          1.31x
BALANCE SHEET DATA
  Total assets..............................................      $791,678
  Total liabilities.........................................       702,163
  Shareholders' equity......................................        89,515

               MARKET PRICE OF STOCKWALK AND KINNARD COMMON STOCK


     Stockwalk's common stock is listed on the Nasdaq NMS under the symbol "STOK." The following table sets forth the high and low sale prices for a share of Stockwalk common stock for the period from the completion of its merger with NM Holdings, Inc. through July 21, 2000.



                                                          HIGH     LOW
                                                         ------   -----
2001  First Quarter Ended June 30, 2000...............   $14.25   $7.08
      Second Quarter (through July 21, 2000)..........     9.63    7.13
2000  Second Quarter Ended September 30, 1999.........    16.82    8.63
      Third Quarter Ended December 31, 1999...........    11.75    7.25
      Fourth Quarter Ended March 31, 2000.............    17.13    6.50



     On June 5, 2000, the last trading day before the announcement of the proposed merger was made, the last sale price of Stockwalk common stock, reported on the Nasdaq NMS, was $9.00 per share. The last reported sale price of Stockwalk common stock, as reported by Nasdaq NMS on July 21, 2000, was $8.00 per share.



     Stockwalk has never paid any cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. On July 21, 2000, there were approximately 130 record holders of Stockwalk common stock. Stockwalk currently estimates that there are approximately 1,000 beneficial owners of its common stock.


     Kinnard's common stock is listed on the Nasdaq NMS under the symbol "KINN." The following table sets forth the high and low sale prices for Kinnard's common stock for the periods indicated.


                                                          HIGH     LOW
                                                         ------   -----
2000  First Quarter...................................   $10.13   $7.00
      Second Quarter..................................     9.13    6.25
      Third Quarter (through July 21, 2000)...........     8.75    8.00
1999  First Quarter...................................     6.75    3.88
      Second Quarter..................................     5.50    3.88
      Third Quarter...................................     4.50    3.63
      Fourth Quarter..................................     8.25    4.25
1998  First Quarter...................................     7.00    5.88
      Second Quarter..................................     7.00    6.00
      Third Quarter...................................     6.50    4.13
      Fourth Quarter..................................     4.75    2.63



     On June 5, 2000, the last trading day before the announcement of the proposed merger was made, the last sale price of Kinnard common stock, as recorded on the Nasdaq NMS, was $7.63 per share. The last reported sale price of Kinnard's common stock, as reported by Nasdaq NMS on July 21, 2000, was $8.13 per share.



     Kinnard does not currently pay dividends. Under the terms of the merger agreement, Kinnard may not pay dividends on Kinnard common stock prior to the effective time of the merger. On July 21, 2000, there were 175 holders of record of Kinnard common stock.

                                  RISK FACTORS

     The merger between Kinnard and Stockwalk involves various risks. Before deciding whether to vote in favor of the merger, you should carefully review and consider the risk factors set forth below, as well as the other information contained in this proxy statement/ prospectus.

                          RISKS RELATING TO THE MERGER

STOCKWALK MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE EITHER KINNARD OR STEICHEN WITH ITS EXISTING OPERATIONS

     Following the closing of the Kinnard and Steichen mergers, Stockwalk will be required to integrate the operations, technology and services of those organizations into its own organization. This integration must occur in a timely and efficient manner. Additionally, Stockwalk will want to retain key personnel from both organizations. Following integration of the organizations, Stockwalk faces the risk that expected revenue growth and synergistic benefits may not materialize. Stockwalk's failure to successfully integrate Kinnard and Steichen or to successfully manage the challenges presented during and following the integration process may result in it not achieving the anticipated potential benefits of the acquisitions. Any delay encountered in the transition process could materially and adversely affect Stockwalk's business, financial condition and operating results.

THE MERGERS WITH KINNARD AND STEICHEN MAY DIVERT RESOURCES FROM STOCKWALK'S ONLINE BROKERAGE BUSINESS STRATEGY

     Following the completion of the Kinnard and Steichen mergers, Stockwalk will begin integrating the Kinnard and Steichen operations with its own. This integration process will require Stockwalk to devote substantial financial, human and technical resources to the merger. These resources would otherwise be utilized in growing the private label business for its online brokerage business which may delay some of the planned expansion of the online business.

THE KINNARD AND STEICHEN MERGERS MAY RESULT IN THE LOSS OF KEY PERSONNEL

     There is no assurance that key Steichen and Kinnard personnel will continue with Stockwalk after the mergers. Stockwalk and Kinnard are developing a retention program which will provide incentives for certain Kinnard employees to continue employment with Kinnard after the merger, but there is no assurance that the program will be successful. The loss of key employees could adversely affect the business of the combined companies.

FOLLOWING THE MERGER, CURRENT KINNARD SHAREHOLDERS WILL OWN A PROPORTIONATELY SMALLER INTEREST IN STOCKWALK THAN THEY PREVIOUSLY HELD IN KINNARD


     Although the Kinnard shareholders own 100% of the outstanding common stock of Kinnard, following the merger, they will collectively hold only approximately 8.8% of the outstanding shares of Stockwalk, assuming an exchange ratio of one-half of a share of Stockwalk common stock for each share of Kinnard common stock and completion of the Steichen transaction. Accordingly, as a group, they will exercise significantly less control over the combined companies. After the merger, Stockwalk's management will control matters requiring approval of its shareholders.

THE KINNARD AND STEICHEN MERGERS WILL RESULT IN A SIGNIFICANT AMOUNT OF GOODWILL WHICH WILL BE A FINANCIAL STATEMENT CHARGE TO FUTURE REPORTED EARNINGS

     Following the completion of the Kinnard and Steichen mergers, Stockwalk will recognize approximately $72.8 million in goodwill for financial reporting purposes. This amount must be amortized over a period of 20 years and will result in a charge to earnings of approximately $3.6 million per year. This charge to reported earnings could adversely affect the price of the Stockwalk's stock.

                          RISKS RELATING TO STOCKWALK

STOCKWALK EXPERIENCED OVERALL LOSSES IN RECENT OPERATING PERIODS, AND THESE LOSSES MAY CONTINUE

     Stockwalk experienced an after-tax loss of approximately $1.7 million during the fiscal year ended on March 31, 2000. The loss was primarily related to start-up costs associated with Stockwalk's online brokerage business that commenced operations in September 1999. Stockwalk is depending on its online brokerage business, particularly the private label growth strategy, to provide a significant portion of its future revenues. However, there is no assurance that this strategy will prove to be successful or that Stockwalk will realize sufficient revenues in future operating periods to become profitable.

IF THE STEICHEN MERGER DOES NOT CLOSE, STOCKWALK'S PROJECTED CASH FLOW MAY BE ADVERSELY AFFECTED

     If Stockwalk fails to complete the Steichen merger, it may experience a reduction in projected cash flow. The cash flow expected to be generated by Steichen will be used for the operations of the combined companies and to fund future growth. The loss of expected cash flow could force Stockwalk to slow down its expansion plans and could adversely affect its ability to service its debt, including debt incurred in completing the Kinnard merger.

STOCKWALK'S ONLINE BROKERAGE BUSINESS IS IN AN EARLY STAGE OF DEVELOPMENT AND MAY NOT BECOME PROFITABLE.

     Stockwalk began its online brokerage business in September 1999 and incurred substantial losses due to start-up costs and a limited revenue base. Stockwalk expects to spend substantial additional amounts to ramp-up Online Brokerage Solutions, and these amounts may not be recovered. In addition, Stockwalk cannot assure you that this division will achieve sufficient revenue to absorb all expenses associated with a rapidly growing business or that market factors or other factors will not cause continued operating losses.

STOCKWALK EXPECTS SIGNIFICANT FLUCTUATIONS IN ITS QUARTERLY OPERATING RESULTS

     Stockwalk expects significant fluctuations in future quarterly operating results, which may be caused by the following factors:

     - the timing of introductions or enhancements of online brokerage services and products by Stockwalk or its competitors;

     - market acceptance of private label and online brokerage services and products;

     - changes in trading volume in the securities markets;

     - trends in the securities markets;

     - changes in Stockwalk's pricing policies or in its competitors' pricing policies;

     - the success of and costs associated with acquisitions, joint ventures or other strategic relationships; and

     - changes in the level of operating expenses to support projected growth.

Due to the factors listed above, quarterly revenue and operating results are difficult to forecast. As a result, comparing Stockwalk's period-to-period operating results may not be meaningful, and results of operations from prior periods may not be indicative of future results. It is likely that Stockwalk's future quarterly results will fluctuate from time-to-time, which could adversely affect the market value of its common stock.

BECAUSE STOCKWALK'S ONLINE BROKERAGE BUSINESS IS IN AN EARLY STAGE, IT CANNOT GUARANTEE THAT CUSTOMERS WILL ACCEPT OR USE ITS ONLINE SERVICES OR THAT IT WILL BE ABLE TO EFFECTIVELY MANAGE ITS EXPANSION

     Stockwalk is in an early stage of development of its online brokerage business. Customer acceptance and demand for online brokerage services is uncertain due to the industry's relatively short history, rapid technological changes, evolving industry standards, and frequent new service and product announcements, introductions and enhancements. Customers of traditional full service brokerage firms, banks or discount brokers may be slow to convert to online brokerage services for a variety of reasons, including security and privacy concerns. If the market for private label online brokerage services does not develop as Stockwalk expects, its business, financial condition and operating results could be materially and adversely affected.

STOCKWALK MUST ADAPT TO RAPID TECHNOLOGICAL CHANGES TO REMAIN COMPETITIVE

     The brokerage and financial services industries are characterized by rapid technological change, changes in customer requirements, frequent new service and product introductions and enhancements, and emerging industry standards. Recent legislative changes have led to increased competition and consolidation in the industry. The introduction of services or products utilizing new technologies and the emergence of new industry standards and practices can render existing services or products obsolete and unmarketable. Stockwalk's future success will depend, in part, on its ability to accomplish the following:

     - develop and incorporate leading technologies;

     - enhance its existing services and products;

     - develop new services and products that address the increasingly sophisticated and varied needs of its customers and prospective customers; and

     - respond to technological advances and emerging industry standards and practices in a timely and cost-effective manner.

The development of new services or products or enhanced versions of existing services and products may require substantial capital to cover related expenditures. Stockwalk cannot assure you that it will be successful in effectively implementing and using new technologies, adapting its services and products to emerging industry standards, or developing, introducing and marketing service and product enhancements or new services and products. Additionally, Stockwalk may experience difficulties that could delay or prevent the successful development, introduction or marketing of these services and products, or its new services and product enhancements may fail to adequately meet the requirements of the marketplace and achieve market acceptance. The failure, for technical reasons or otherwise, to develop and introduce new services and products or enhancements of existing services and products in a timely manner in response to changing market conditions or customer requirements, or to achieve market acceptance of new services and products, could adversely and materially affect Stockwalk's business, financial condition and operating results.

STOCKWALK RELIES UPON THIRD PARTIES TO PROVIDE CRITICAL TRANSACTION FUNCTIONS

     All of Stockwalk's servers are leased from or housed at Digital Island, Inc. under an arrangement whereby Digital Island provides turn-key maintenance of Stockwalk's servers that route all of Stockwalk's transaction traffic. Automated Financial Systems, Inc. currently provides the trading software systems that manage all of Stockwalk's securities trading activity. Stockwalk also has an agreement with Securities Industries Software Corporation, a division of ADP, to run its back office system. Finally, Stockwalk contracts with other vendors to produce, batch and mail its confirmations and customer reports. Stockwalk does not have long-term agreements with any of these third parties, including Digital Island. As Stockwalk's business grows, it cannot be assured that the technology and services it requires from third parties will be available. A third party contractor's inability to meet Stockwalk's needs could cause Stockwalk to be unable to timely and accurately process its customers' transactions or maintain complete and accurate records of such transactions. In such event, Stockwalk may be forced to slow the expansion of its customer base or risk the loss of customers. Stockwalk's long-term objective is to develop its own systems to replace certain of these functions provided by critical third party vendors. However, for the next several years, Stockwalk will continue to be dependent upon third party vendors, and there is no assurance that it will be able to successfully develop and install internal systems to provide such services, or that its systems will be cost-effective or as dependable as those of its third party vendors.

IF THE EQUIPMENT AND SYSTEMS STOCKWALK RELIES UPON FAIL OR PERFORM POORLY, STOCKWALK'S CUSTOMERS COULD SUFFER DELAYS IN TRADING, WHICH COULD SUBJECT STOCKWALK TO CLAIMS FOR THOSE LOSSES AND LOST ACCOUNTS

     Stockwalk's online brokerage service receives and processes trade orders principally through the Internet and the telephone. This method of trading depends heavily on the integrity of the technology supporting it. Orders placed from the close of the stock markets one day until the opening of the next business day must be processed through the system in a short period of time prior to the opening of the stock markets. During peak trading times, Stockwalk's systems will be subject to heavy volume that could cause them to operate at inadequate speeds or to fail. Any significant degradation or failure of Stockwalk's systems or any other systems in the trading process (e.g., online service providers, Stockwalk's trading engine, record keeping and data processing functions performed by third parties, and third-party software such as Internet browsers), even for a short time, could cause customers to suffer delays in trading. Such delays could result in substantial customer losses and could subject Stockwalk to claims or litigation for those losses or to the loss of dissatisfied customers.

STOCKWALK RELIES ON STRATEGIC ALLIANCES WITH THIRD PARTIES TO DEVELOP AND MAINTAIN ITS PRIVATE LABEL CUSTOMER BASE AND CANNOT GUARANTEE THAT IT WILL BE ABLE TO ATTRACT CUSTOMERS THROUGH THESE RELATIONSHIPS

     A major facet of Stockwalk's growth strategy involves developing relationships with online bank service providers, small to medium-sized financial institutions and affinity groups and Internet portals. Stockwalk relies on these third parties to market its services, and expects that a large portion of its customer base will come from persons and entities that have pre-existing customer or membership relationships with these entities and organizations. If Stockwalk fails to maintain existing relationships with these online bank service providers, small to medium-sized financial institutions or affinity groups and Internet portals, or if Stockwalk fails to develop new relationships, its ability to attract new customers may be impaired. Stockwalk cannot assure you that its current relationships with these organizations will continue to exist, nor can it assure you that it will be able to draw customers out of these relationships. Stockwalk's inability to maintain such relationships or to acquire customers from these relationships could adversely and materially affect its business, financial condition and operating results.

THE EXTENSION OF CREDIT TO ITS CUSTOMERS IN MARGIN AND CASH TRANSACTIONS EXPOSES STOCKWALK TO CREDIT LOSSES IF CUSTOMERS BREACH THEIR OBLIGATIONS TO STOCKWALK

     Stockwalk lends funds to its customers and customers of its correspondent firms as margin credit. These loans are made to customers on a secured basis, with the firm maintaining collateral in the form of saleable securities, cash or cash equivalents. In addition, cash securities transactions subject Stockwalk to credit risk during the period between the execution of a trade and the settlement of such transaction by the customer.

     If Stockwalk's customers and correspondent firms or a customer of a correspondent firm, fail (a) to pay for their purchases, (b) to supply securities that they have sold, (c) to repay funds they have borrowed, or (d) to satisfy any other customer obligations, Stockwalk may incur losses. There is no assurance that the customer or correspondent firm will satisfy obligations to Stockwalk or that the customer's collateral will cover the losses. In such an event, Stockwalk would be required to absorb the loss.

     Stockwalk's business is also subject to the risk that market declines will reduce the value of customers' collateral below required coverage levels. Stockwalk's agreements with margin and short account clients permit it to liquidate or buy securities if the amount of its collateral becomes insufficient. However, Stockwalk may be unable to liquidate or buy securities for various reasons, including the following:

     - the securities may not be actively traded;

     - the securities might be a large block of securities that exceeds current market demand; or

     - trading might be halted in a security for various reasons, including the issuance of a stop order.

As of March 31, 2000, customer margin loans owed to Stockwalk totaled approximately $216.0 million. If the Steichen and Kinnard transactions had been completed on March 31, 2000, customer margin loans owed to Stockwalk would have totaled approximately $403.1 million.

STOCKWALK'S FAILURE TO COMPLY WITH NET CAPITAL REQUIREMENTS COULD RESULT IN TERMINATION OF ITS BUSINESS

     Securities broker-dealers are subject to stringent rules with respect to the maintenance of specific levels of net capital. Net capital is the measure of a broker-dealer's readily available liquid assets, reduced by its total liabilities other than approved subordinated debt. Thus, as Stockwalk increases the amount of margin credit extended to its customers, its net capital requirements increase. Furthermore, Stockwalk will, following the closing of the Kinnard and Steichen transactions, be subject to additional net capital requirements for each of these new broker-dealer subsidiaries. If Stockwalk's broker-dealer subsidiaries fail to maintain required net capital levels, Stockwalk may be subject to suspension or revocation of its license, which could ultimately lead to its liquidation. If the net capital rules are changed or expanded, or if Stockwalk incurs an unusually large charge against net capital, Stockwalk might be required to limit or discontinue those portions of its business that require the intensive use of capital. A large operating loss or charge against net capital could adversely affect Stockwalk's ability to expand or even maintain its present levels of business. Failure to meet regulatory minimum net capital requirements could require Stockwalk to cease business.

STOCKWALK MAY INCUR SIGNIFICANT LOSSES FROM ITS TRADING AND INVESTMENT ACTIVITIES DUE TO MARKET FLUCTUATIONS AND VOLATILITY

     Stockwalk generally maintains trading and investment positions in the fixed income, currency and equity markets. To the extent that Stockwalk owns securities (has long positions) in any of those markets, a downturn in those markets could result in material losses from a decline in the value of those long positions. Conversely, to the extent that Stockwalk has sold securities that it does not own (has short positions) in any of those markets, an upturn in those markets could expose Stockwalk to potentially unlimited losses as it attempts to cover its short positions by acquiring assets in a rising market. Stockwalk may from time-to-time have a trading strategy consisting of holding a long position in one asset and a short position in another, from which it expects to earn revenues based on changes in the relative value of the two assets. If, however, the relative value of the two assets changes in a direction or manner that Stockwalk did not anticipate, or against which it is not hedged, Stockwalk might realize a loss in those paired positions. In addition, Stockwalk maintains trading positions that can be adversely affected by the degree to which trading prices fluctuate over a particular period, in a particular market, regardless of market levels.

STOCKWALK'S SUCCESS DEPENDS UPON RETAINING THE SERVICES OF KEY PERSONNEL

     For the foreseeable future, Stockwalk will place substantial reliance upon the personal efforts and abilities of Eldon C. Miller, Chairman of the Board and Chief Executive Officer; David B. Johnson, Executive Vice President; and Todd W. Miller, Chief Financial Officer. The loss of services of any of these individuals likely would materially and adversely affect Stockwalk's business, financial condition and operating results. In addition, following the closing of the Steichen transaction, Stockwalk will be substantially dependent upon the continued services of Messrs. John E. and John C. Feltl, the Chief Executive Officer and Director of Corporate Finance, respectively, of Steichen. Stockwalk cannot assure you that it will be able to retain these individuals or that it would be able to find an appropriate replacement for any of these individuals if the need should arise.

STOCKWALK CANNOT GUARANTEE THAT IT WILL BE ABLE TO RETAIN EXISTING PERSONNEL AND ATTRACT AND RETAIN ADDITIONAL PERSONNEL TO SUPPORT THE GROWTH OF ITS BUSINESS

     Stockwalk's success is dependent upon its ability to retain and hire highly skilled personnel. As its business grows, it will need to hire many additional employees. Stockwalk faces intense competition from other broker-dealers in hiring experienced and licensed sales personnel. Additionally, Stockwalk faces a tight and expensive employment market in general, particularly for skilled programmers, customer service representatives and systems maintenance personnel. Stockwalk cannot assure you that it will be able to retain such personnel or hire and retain additional qualified and skilled personnel.

STOCKWALK'S MANAGEMENT EXERCISES SUBSTANTIAL CONTROL OVER ITS BUSINESS


     As of July 21, 2000, Stockwalk's directors and executive officers beneficially owned, in the aggregate, approximately 16,400,000 shares of Stockwalk's common stock, representing approximately 76% of its common stock outstanding. Eldon C. Miller, David B. Johnson, Paul R. Kuehn and Stanley D. Rahm directly or indirectly own approximately 67% of Stockwalk's common stock. Additionally, Stockwalk is obligated to issue approximately 4,300,000 shares of its common stock to Steichen's shareholders upon completion of the transaction. Such shares represent approximately 19.9% of the outstanding common stock of Stockwalk. After completion of the Steichen transaction which Stockwalk expects to close in early August 2000, Messrs. Miller, Johnson, Kuehn, Rahm, and John E. and John C. Feltl will beneficially own approximately 69% of Stockwalk's outstanding common stock, excluding up to 2,000,000 shares that may be issued to Steichen's shareholders in the future. Accordingly, they will control matters requiring approval of Stockwalk's shareholders, including the election of its Board of Directors.


THE SEC AND THE NASD COULD REQUIRE STOCKWALK TO CHANGE OR DISCONTINUE ITS METHOD OF COMPENSATING ENTITIES

     Many of the third parties with which Stockwalk contracts to provide access to its online trading services are not currently registered with the SEC as broker-dealers under the Securities and Exchange Act of 1934, as amended. If Stockwalk compensates these third parties so that they have a salesperson's stake in the securities transactions, they may be considered to be acting as broker-dealers. Based on prior NASD interpretations, Stockwalk believes it may compensate financial institutions based on the value of the transactions. However, Stockwalk cannot guarantee that the NASD will not change its current position on compensation of financial institutions. Additionally, no definitive interpretations exist as to compensation of non-financial institutions. Currently, Stockwalk compensates such third parties based on the number of orders executed through their portals. The possibility exists that a referral fee paid to a third party based on the number of new customer accounts or orders executed could cause the third party to be deemed a broker-dealer. In such case, Stockwalk may be required to discontinue this marketing strategy.

     Stockwalk believes that its current method of compensating Internet service portals is consistent with the current position of the SEC as reflected in no-action letters. However, the possibility exists that the SEC could determine that Stockwalk's method of compensating portals does not meet the standards of its no-action letters, or that the SEC could change its current policy and no longer allow such compensation to non-broker-dealers. Any change in the SEC's current policy could materially and adversely affect Stockwalk's business, financial condition and operating results.

STOCKWALK CANNOT GUARANTEE THAT IT WILL BE FINANCIALLY OR OTHERWISE ABLE TO MAKE NECESSARY ACQUISITIONS TO FULFILL ITS GROWTH STRATEGY OR THAT THE ACQUISITIONS IT DOES MAKE WILL BE SUCCESSFUL

     Stockwalk plans to make additional strategic acquisitions of complementary brokerage and technology companies serving the securities industry to help its business grow. Stockwalk cannot guarantee that it will have the financial resources to make acquisitions when they become available, nor can it guarantee that satisfactory acquisition alternatives will always be available. When Stockwalk does make acquisitions, they may entail significant risks, including possible difficulty in assimilating acquired operations and products, diverting management's attention to other business concerns, amortizing acquired intangible assets, and potentially losing key employees of acquired companies. Stockwalk cannot guarantee that it will be able to successfully integrate any operations, personnel, services or products that might be acquired in the future, or that any such acquisitions will enhance its business, financial condition or operating results.

STOCKWALK CANNOT GUARANTEE THE SUCCESS OF ITS ENCRYPTION TECHNOLOGY

     The secure transmission of confidential information over public networks places a significant barrier to online commerce and communication. Stockwalk relies on encryption and authentication technology, including public key cryptography technology licensed from third parties, to provide the security and authentication necessary to effect secure transmission of confidential information. Stockwalk cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will safeguard against a compromise or breach of technologies to be used by it to protect customer transaction data. Any such compromise of Stockwalk's security could adversely and materially affect its business, financial condition and operating results.

STOCKWALK'S CLEARING OPERATIONS EXPOSE IT TO ADDITIONAL POTENTIAL LOSSES

     Stockwalk's clearing division provides clearing and execution services for all of its brokerage businesses, as well as for its correspondent firms. Clearing services include the confirmation, receipt, settlement and delivery functions involved in securities transactions. As a clearing broker, Stockwalk's clearing division also assumes direct responsibility for the possession and control of customer securities and other assets, the clearance of customer securities transactions and customer account record keeping. Stockwalk risks losses if correspondent firms fail to reimburse Stockwalk if their customers fail or refuse to perform their obligations to Stockwalk. Additionally, as a self-clearing securities firm, Stockwalk is subject to substantially more regulatory control and examination than brokers that rely on others to perform those functions, such as many of its competitors. Errors in performing clearing functions, including clerical and other errors related to the handling of funds and securities held by Stockwalk on behalf of customers and introducing brokers, could lead to civil penalties imposed by applicable authorities as well as losses and liability in related lawsuits brought by customers and others.

     Kinnard does not clear its own trades, and Stockwalk expects to provide clearing services for Kinnard upon completion of the Kinnard merger. On the other hand, Steichen has its own proprietary clearing system. Stockwalk intends to evaluate the Steichen clearing system and make a determination whether that clearing system can be incorporated into Stockwalk's system. In the meantime, Steichen will continue to use its existing clearing system. Stockwalk cannot provide any assurance that it will be able to successfully integrate the Kinnard and Steichen businesses following completion of the mergers.

NEW LAWS REGARDING THE INTERNET MAY BE PASSED, WHICH COULD HINDER STOCKWALK'S ABILITY TO DELIVER ITS ONLINE SERVICES

     The legal and regulatory environment surrounding the Internet is uncertain and rapidly changing. New laws and regulations, including securities laws and regulations, could be difficult to comply with and could increase Stockwalk's costs of doing business and prevent it from delivering its products and services over the Internet, which could adversely affect its customer base and its revenue. In addition to new regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues that include sales and other taxes, access charges, user privacy, characteristics and quality of products and services, and other claims based on the nature and content of the Internet.

STOCKWALK IS DEPENDENT ON INTERNET INFRASTRUCTURE IN CONDUCTING ITS BUSINESS

     The successful implementation of Stockwalk's online business strategy will depend in large part upon the continued development of Internet infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, and timely development of complementary products such as high speed modems for providing reliable Internet access and services. Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, Stockwalk cannot predict with any assurance whether the Internet will support increasing use. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and the amount of content. Stockwalk cannot assure you that the Internet infrastructure will continue to be able to support the demands placed on it. Furthermore, the performance or reliability of the Internet could be adversely affected by this continued growth.

STOCKWALK'S BUSINESS PLAN WILL REQUIRE MORE CAPITAL, AND STOCKWALK CANNOT GUARANTEE THAT IT WILL OBTAIN ADDITIONAL FINANCING TO MEET FUTURE CAPITAL NEEDS

     Stockwalk's business plan will require additional capital. Each of its broker-dealer subsidiaries is required to maintain certain minimum regulatory capital amounts. Stockwalk has historically retained capital substantially in excess of minimum regulatory requirements. To the extent these broker-dealers hold customer funds, the capital requirement is much greater. In particular, growth in Stockwalk's clearing and customer margin business will require increasing levels of capital. Should the proportionate increase in customer margin balances outpace earnings, Stockwalk may require additional capital. If it issues equity securities to raise additional capital, the percentage ownership of its shareholders will be reduced, shareholders may experience dilution in net book value or earnings per share, or such equity securities may have rights, preferences or privileges senior to holders of its common stock. Stockwalk cannot assure you that additional financing will be available when needed on terms favorable to it, if at all. If adequate funds are not available on acceptable terms, Stockwalk may be forced to slow its growth plan and unable to take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Stockwalk's inability to do so could materially and adversely affect its business, financial condition and operating results.

FUTURE SALES OF LARGE AMOUNTS OF STOCKWALK'S COMMON STOCK IN THE PUBLIC MARKET COULD DEPRESS ITS STOCK PRICE

     Sales of substantial amounts of Stockwalk's common stock in the public market or the appearance that a large number of Stockwalk's shares are available for sale, could adversely affect the market price for its common stock. During the year ended March 31, 2000, Stockwalk sold approximately 2,200,000 shares of its common stock in private transactions. These shares are restricted and may not be sold except in conjunction with Rule 144 of the Securities and Exchange Act.


     As of July 21, 2000, Stockwalk had 21,582,148 shares of common stock outstanding, of which 20,280,272 were sold in private transactions and are restricted. Of these restricted shares, 17,974,770 shares are freely saleable, but 15,848,469 shares are held by affiliates and, as a result, are subject to the volume limitations set forth in Rule 144. An additional 440,000 shares become freely saleable in August 2000 and an additional 1,864,527 shares become freely saleable between December 2000 and March 2001. Stockwalk has received lock-up agreements from substantially all of the holders of its restricted stock pursuant to which the holders of such shares have agreed not to sell such shares for between 90 and 120 days after the effective date of Stockwalk's convertible note prospectus. Upon expiration of that time period, certain of those shares could be sold under Rule 144.



     Stockwalk has adopted two stock option plans and has reserved 1,525,000 shares of common stock for issuance under those plans. As of July 21, 2000, options to purchase 1,182,288 shares of common stock were outstanding, of which options to purchase 221,001 shares were exercisable. The shares issuable upon exercise of outstanding options may be immediately sold as they are covered by an effective registration statement under the Securities Act of 1933.

     In connection with private placements during the year ended March 2000, Stockwalk issued warrants to purchase 223,619 shares of its common stock. The warrants are immediately exercisable at an initial price of $10.00 per share. An additional 124,278 warrants to purchase Stockwalk's common stock were issued in conjunction with various prior year debt and equity financing activities. All warrants are vested and expire between August 2000 and March 2003. Holders of the warrants are entitled to register the underlying shares in connection with certain registrations of shares proposed by Stockwalk, unless the shares may otherwise be sold under Rule 144, or if the underwriter of an offering proposed by Stockwalk is of the opinion that registration of such shares would have a significant adverse effect on the offering proposed. The underwriters have made such a determination in connection with Stockwalk's pending offering of convertible notes. However, it is possible that these warrant shares may be sold in a future offering or under Rule 144.


     Upon completion of the Kinnard transaction, Stockwalk will issue approximately 2,400,000 shares of its common stock to Kinnard shareholders, subject to certain adjustments. These shares will be freely tradable, except for shares issued to certain Kinnard affiliates. The approximately 4,300,000 shares of Stockwalk's common stock initially issuable in connection with the Steichen transaction and any contingent shares, including shares issuable upon exercise of the warrant being issued in connection with the Steichen transaction and shares issued upon conversion of John E. Feltl's retained capital, will be restricted shares and generally may not be sold or transferred for one year after issuance and then only in compliance with Rule 144 under the Securities Act.

CERTAIN PROVISIONS OF MINNESOTA LAW, AND THE FACT THAT STOCKWALK IS AUTHORIZED TO ISSUE PREFERRED STOCK, COULD AFFECT THE VOTING POWER AND RIGHTS OF HOLDERS OF STOCKWALK'S COMMON STOCK

     Stockwalk's authorized and unissued capital stock includes 50,000,000 undesignated shares. The Board of Directors, without any action by Stockwalk's shareholders, may designate and issue the undesignated shares in such classes and series as it deems appropriate, and to establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. No shares of preferred stock or other senior equity securities are currently designated, and there is no current plan to designate or issue any such securities. The issuance of such shares may deprive current shareholders of the ability to sell their shares at a premium over any market price or adversely affect the voting power and other rights of holders of Stockwalk common stock.

     Stockwalk's Articles of Incorporation and Bylaws do not contain any anti-takeover provisions. However, Stockwalk is subject to certain provisions of the Minnesota Business Corporation Act which may inhibit certain changes of control. These laws could have the effect of discouraging an attempt to acquire control of Stockwalk's corporation and limit the price of its securities. See "Description of Stockwalk Capital Stock -- Minnesota Anti-Takeover Law."

STOCKWALK DOES NOT EXPECT TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

     Stockwalk intends to retain all earnings in the foreseeable future for its continued growth and, thus, does not expect to declare or pay any cash dividends in the foreseeable future. Additionally, Stockwalk's ability to pay dividends in the future may be restricted by its brokerage subsidiaries' obligations to comply with the net capital rules applicable to broker-dealers.

                              THE SPECIAL MEETING

DATE, TIME AND PLACE


     This proxy statement/prospectus is furnished to you in connection with the solicitation of proxies by the Kinnard board of directors for the special meeting of the shareholders to be held at the corporate offices of Kinnard on the fifth floor of Kinnard Financial Center, located at 920 Second Avenue South, Minneapolis, Minnesota on September 5, 2000 at 10:00 a.m., Minneapolis time.



     This proxy statement/prospectus, the Notice of Special Meeting and the accompanying form of proxy are first being mailed to Kinnard shareholders on or about July 27, 2000.


PURPOSE OF THE SPECIAL MEETING

     The purpose of the special meeting is to vote on the proposal to approve the merger agreement under which shares of Stockwalk common stock and cash will be exchanged for all of the outstanding shares of Kinnard common stock. You may also be asked to vote upon a proposal to adjourn or postpone the special meeting. We could use any adjournment or postponement for the purpose, among other things, of allowing more time to solicit votes to approve the merger agreement.

RECORD DATE; SHARES ENTITLED TO VOTE; QUORUM


     The Kinnard board has fixed the close of business on July 21, 2000 as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting. Only the record holders of Kinnard common stock on that date are entitled to vote at the special meeting. On the record date, there were 4,975,281 shares of Kinnard common stock outstanding and entitled to vote at the special meeting held by approximately 175 shareholders of record.


     The presence, in person or by proxy, of holders of a majority of the outstanding shares of Kinnard common stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Kinnard special meeting. As of the Kinnard record date, all executive officers and directors of Kinnard, and Stockwalk, were entitled in the aggregate to vote approximately 27% of the outstanding Kinnard common stock.

VOTING RIGHTS; ABSTENTIONS

     Each holder of record of Kinnard common stock on the Kinnard record date is entitled to cast one vote per share on each proposal being presented at the Kinnard special meeting. The affirmative vote of the holders of a majority of the outstanding shares of Kinnard common stock entitled to vote at the Kinnard special meeting is required to approve the merger agreement.

     Abstentions and broker non-votes will be included in the calculation of the number of shares represented at the special meeting for purposes of determining whether a quorum has been achieved. Neither abstentions nor broker non-votes are counted in determining whether a matter has been approved. Therefore, since approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of Kinnard common stock, abstentions and broker non-votes will have the same effect as a vote against the proposal being submitted to Kinnard shareholders.

KINNARD EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

     Shares of Kinnard common stock owned by the Kinnard Employee Stock Ownership Plan and Trust which are allocated to participant accounts may be voted by the participant and shares not allocated will be voted by the trustees. The trustees will furnish information to plan participants regarding their voting rights.

VOTING AND REVOCATION OF PROXIES

     Shares represented by all properly executed proxies for Kinnard common stock received in time for the special meeting will be voted at the special meeting in the manner specified by the holders of the proxies. Proxies which do not contain voting instructions will be voted FOR approval of the proposal at the special meeting.

     The Kinnard board knows of no matter to be presented at the Kinnard special meeting other than the proposal to vote on the approval of the merger agreement. If any other matter is properly presented at the Kinnard special meeting for consideration, such as consideration of a motion to adjourn the special meeting to another time or place, including for the purposes of soliciting additional proxies, the persons appointed as proxies will have discretion to vote on these matters in accordance with their best judgment. Shares represented by proxies which have been voted "against" approval of the merger agreement will not be voted in respect of any motion made for adjournment of the special meeting for the purposes of soliciting additional votes to approve the merger agreement.

     The grant of a proxy on the enclosed form of proxy does not preclude a shareholder from voting in person at the special meeting. In addition, you may revoke any proxy you give at any time before the special meeting by delivering to the Secretary of Kinnard on or before the business day prior to the special meeting, or at the special meeting itself, a written statement revoking your proxy or a duly executed proxy bearing a later date. Attendance at the special meeting, without casting a vote, will not in and of itself constitute a revocation of a proxy.

SOLICITATION OF PROXIES

     Kinnard will bear the cost of the solicitation of proxies from its shareholders. Kinnard and Stockwalk will share equally the cost of printing and mailing this document and all regulatory filing fees in connection with the filing of this document. In addition to solicitation by mail, the directors, officers and employees of Kinnard may solicit proxies from Kinnard shareholders by telephone or telegram, or in person, but will receive no additional compensation for these services. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Kinnard will reimburse these custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection with this solicitation.

     Norwest Bank Minnesota, N.A. will assist in the solicitation of proxies by Kinnard and will receive customary fees for its services.

     KINNARD SHAREHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS.

RECOMMENDATION OF KINNARD BOARD

     The Kinnard board believes that the merger agreement is in the best interests of Kinnard's shareholders and has unanimously approved the merger agreement. THE BOARD OF DIRECTORS OF KINNARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO APPROVE THE MERGER AGREEMENT. See "The
Merger -- Interests of Certain Persons in the Merger."

                                   THE MERGER

GENERAL

     This summary, together with the section of this proxy statement/prospectus entitled "The Merger Agreement," describes all material terms of the merger and the merger agreement. However, you should read carefully the complete text of the merger agreement and other information that may be important to you. The merger agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this document.

BACKGROUND OF THE MERGER

     Kinnard, like other participants in the newly deregulated and consolidating financial services industry, continually explores various strategies and the possibility of business relationships and cooperative efforts with other participants in the industry in an effort to enhance shareholder value.

     On November 2, 1999, by letter delivered to members of the Kinnard board and at a meeting with William F. Farley, the Chairman and Chief Executive Officer of Kinnard, David B. Johnson, the President and a director of Stockwalk, communicated Stockwalk's preliminary interest in acquiring Kinnard for $6.00 per share in cash, contingent upon, among other things, obtaining financing and conducting a due diligence review of Kinnard. On November 10, 1999, Kinnard's board responded to Stockwalk's unsolicited expression of interest in a letter from Mr. Farley to Mr. Johnson stating that Kinnard's board was not currently considering a sale of Kinnard and that, in the board's view, the long-term value of Kinnard substantially exceeded $6.00 per share. On November 15, 1999, Mr. Johnson sent a letter to each of the directors of Kinnard stating that Stockwalk "may well be willing to increase" its offer based upon gaining a better understanding of Kinnard's assets through a review of non-public information.

     At the regularly scheduled board meeting held on November 17, 1999, Kinnard's management reviewed the substance of Stockwalk's November 15, 1999 letter. After discussion, the Kinnard board concurred with management's recommendation that Kinnard continue to explore strategic alternatives to enhance shareholder value. The board also directed Mr. Farley to communicate to Mr. Johnson that no determination to sell Kinnard had been made and, in the board's view, the long-term value of Kinnard to shareholders substantially exceeded $6.00 per share.

     As a result of its discussions at its November 17, 1999 meeting, the Kinnard board formed a Special Committee to assist management in exploring and making recommendations to the board with respect to strategic alternatives available to Kinnard to enhance shareholder value.

     On December 6, 1999, Mr. Johnson telephoned Mr. Farley and other members of the Kinnard board to advise them that Stockwalk was about to publicly announce a tender offer to Kinnard shareholders at $7.50 per share. Later that day, Stockwalk publicly announced its intention to commence the tender offer. On December 8, 1999, Stockwalk filed with the SEC its Schedule 14D-1 with respect to the tender offer.

     On December 8, 1999, Kinnard issued a press release urging its shareholders to take no action with respect to the tender offer until the Special Committee had issued its recommendation. On December 8, 1999, the Special Committee engaged U.S. Bancorp Piper Jaffray Inc. as its financial advisor to assist the Special Committee in evaluating the unsolicited tender offer by Stockwalk and in exploring other alternatives to enhance shareholder value.

     On December 10, 1999, Kinnard received notice that an arbitration panel appointed by the NASD had awarded Kinnard $9.1 million in compensatory damages, $7.1 million in punitive damages and attorney fees of $349,719 in its claim against Dain Rauscher Incorporated and certain individuals for employee raiding. Later that day Kinnard issued a press release announcing the award. On December 14, 1999, Stockwalk announced that it was evaluating the impact, if any, of the NASD award on its tender offer.

     On December 16, 1999, the Special Committee met to consider Stockwalk's tender offer. Following presentations by its legal and financial advisors, the Special Committee concluded that the Stockwalk tender offer was inadequate, conditional and without adequate assurance that financing would be available to complete the tender. The Special Committee authorized the filing of a Schedule 14D-9 summarizing its analysis and determination with respect to the Stockwalk tender offer. At the same meeting, the Special Committee instructed U.S. Bancorp Piper Jaffray to begin the process of identifying potential buyers or strategic partners for Kinnard.

     On December 21, 1999, Kinnard filed its Schedule 14D-9 and issued a press release announcing that the Special Committee had unanimously rejected Stockwalk's unsolicited tender offer. The press release also announced that the Special Committee would continue to work with U.S. Bancorp Piper Jaffray on strategies to enhance shareholder value.

     Beginning in late December, U.S. Bancorp Piper Jaffray coordinated the preparation of a confidential memorandum describing Kinnard to be used in soliciting indications of interest from parties interested in pursuing a transaction with Kinnard.

     On January 6, 2000, Stockwalk filed an amendment to its tender offer stating the following amendments: (i) the offer price was increased from $7.50 per share to $8.00 per share, without interest, (ii) the "business combination condition" was waived, and (iii) the expiration date of the tender offer was extended from January 10, 2000 to January 31, 2000. Stockwalk also issued a press release on January 6, 2000 announcing these amendments.

     Upon receipt of the amendment, the Special Committee met telephonically on January 7, 2000 to discuss the revised offer. Following presentations by its legal and financial advisors, the Special Committee determined that the revised offer was still inadequate, contingent and not in the best interests of Kinnard or its shareholders. On January 11, 2000, Kinnard filed an amendment to its
Schedule 14D-9 announcing the Special Committee's rejection of the revised tender offer.

     As a result of discussions between legal counsel for Kinnard and Stockwalk, Stockwalk terminated its tender offer as of January 14, 2000, and announced its intent to participate in the process initiated by the Special Committee to explore strategic alternatives. On the same day, Kinnard entered into a confidentiality and non-solicitation agreement with Stockwalk and thereafter provided Stockwalk representatives with access to its confidential information.

     On February 2, 2000, the Special Committee met to consider initial indications of interest solicited by U.S. Bancorp Piper Jaffray. U.S. Bancorp Piper Jaffray summarized the solicitation process and advised the Special Committee that it had identified and contacted 34 potential investors and received seven initial indications of interest. They reported that the three highest proposals, including one from Stockwalk, nominally valued Kinnard common stock in a range of $8.00 to $10.00 per share.

     At a Special Committee meeting held on February 8, 2000, U.S. Bancorp Piper Jaffray updated the Special Committee on the current status of the outstanding proposals and explained that it had scheduled meetings with two bidders, one of which was Stockwalk, in order to clarify aspects of their current proposals.

     At a meeting on February 11, 2000, U.S. Bancorp Piper Jaffray reported to the Special Committee on the outcome of a series of discussions with the interested parties and its evaluation of Stockwalk's ability to finance a transaction with Kinnard on a timely basis. The Special Committee also was informed that one of the interested parties who had not initially submitted a formal, written proposal had indicated that a written proposal would be forthcoming.

     At a meeting of the Kinnard board held on February 15, 2000, the Special Committee updated the board on the events that had occurred with respect to its exploration of strategic alternatives. U.S. Bancorp Piper Jaffray then summarized the solicitation process conducted to date. Following the presentations of the Special Committee and its financial advisor, the Kinnard board decided that three of the seven preliminary indications of interest were either too low or too speculative to pursue further. The Kinnard board then discussed the remaining four proposals. U.S. Bancorp Piper Jaffray explained that of the remaining four bidders, one had increased its initial proposal to $10.00 per share, but required an exclusivity period within which to perform confirmatory due diligence and to negotiate and execute a definitive transaction agreement. The Special Committee determined that a limited exclusivity period should be granted.

     At a meeting held on March 7, 2000, the Special Committee was informed by Kinnard management that the bidder who had been granted exclusivity had withdrawn its proposal after concluding that Kinnard's business did not fit its strategic objectives. The Special Committee decided to invite the remaining three bidders, which included Stockwalk, to conduct a due diligence review of the corporate, legal and financial records of Kinnard and to conduct management interviews. During the period from March 8, 2000 through March 22, 2000, the three bidders each visited Kinnard's data room, attended a management presentation and conducted key employee interviews. By letter dated March 23, 2000, U.S. Bancorp Piper Jaffray asked the bidders to submit their revised proposals and comments on a proposed form of merger agreement by the end of business on April 3, 2000.

     At a Special Committee meeting held on April 5, 2000, U.S. Bancorp Piper Jaffray reported that two parties, not including Stockwalk, had submitted revised proposals.

U.S. Bancorp Piper Jaffray reviewed the two proposals, which ranged from $6.75 per share in cash to $8.00 per share, consisting of approximately 80% in the bidder's stock and 20% in cash, in each case plus a contingent payment based upon the collection of the Dain NASD award. Kinnard management was asked by the Special Committee to comment on the proposals submitted. Based on the reports received from its financial and legal advisors and the recommendations of Kinnard management, the Special Committee concluded that the financial aspects of the current proposals were not acceptable in light of Kinnard's improved financial performance. Following this decision, U.S. Bancorp Piper Jaffray was instructed to inform the bidders that their proposals, as submitted, were below the acceptable range and that it would be necessary to increase their proposals in order to receive further consideration from the Special Committee. It was also decided at that meeting that members of the Special Committee would arrange a meeting with Stockwalk's management in order to determine whether Stockwalk had an interest in increasing its initial proposal to a level that would warrant further consideration by the Special Committee.

     Following the April 5, 2000 meeting, three members of the Special Committee met with the management of Stockwalk to explore Stockwalk's interest in submitting a final proposal. Among the issues discussed was the possibility of a revised proposal that included cash and an equity component in Stockwalk to facilitate a tax-free transaction, the necessity of protecting Kinnard's shareholders if an agreed-upon transaction with Stockwalk did not close, and the need to verify the availability to Stockwalk of sufficient financing.

     At a meeting of the Special Committee held on April 20, 2000, U.S. Bancorp Piper Jaffray reported that the three bidders had each been contacted following the April 5, 2000 meeting, and that, as a result of those conversations, Stockwalk and one other bidder submitted revised proposals. The revised proposal received from Stockwalk consisted of $6.00 in cash plus .30 of a share of Stockwalk common stock. The revised proposal from the other bidder increased the consideration from $6.75 in cash, with a contingency payment if the Dain arbitration award was collected, to $8.25 in cash, contingent on receipt of a "favorable decision" from the District Court regarding the Dain arbitration matter.

     The consensus of the Special Committee members was that neither of the proposals presented was acceptable and that prior to making a decision with respect to the next step in the process it would be useful to solicit the views of the other Kinnard directors. Accordingly, the Special Committee meeting was adjourned so that a meeting of the full board could be convened.

     At the Kinnard board meeting convened immediately following the adjournment of the April 20, 2000 meeting of the Special Committee, the Chairman of the Special Committee summarized the status of the sale process and reported on the meeting between representatives of the Special Committee and Stockwalk management. He then summarized for the Kinnard board the major financial terms of each proposal. After a discussion of the alternatives presented, the Kinnard board reached a consensus to pursue a transaction with the bidder who had submitted the modified cash proposal, subject to clarification of the "favorable ruling" contingency.

     On April 25, 2000, a meeting of the Kinnard board was convened to consider a further revised proposal from the third remaining bidder. A copy of the modified proposal was circulated to the Kinnard board members for review at the meeting and reflected an increase in the base merger consideration from $8.00 to $8.60 per share, consisting of approximately 80% in the bidder's stock and 20% in cash, plus a contingent payment based upon the collection of the Dain NASD award. After discussion of the modified proposal, the Kinnard board concluded that it represented value for Kinnard shareholders superior to the other proposal.

     At a meeting held on April 27, 2000, U.S. Bancorp Piper Jaffray reviewed with the board the terms of a modified proposal from Stockwalk, consisting of $6.00 cash plus one-half of a share of Stockwalk common stock. U.S. Bancorp Piper Jaffray then compared the financial terms of the proposals from Stockwalk and the other bidder. The Kinnard board instructed U.S. Bancorp Piper Jaffray to contact Stockwalk in order to obtain clarifications with respect to issues concerning employee retention and the proposed break-up fee.

     A meeting of the Kinnard board was held on May 8, 2000, for the purpose of reviewing the two proposals. After presentations by its legal and financial advisors, the board reached a unanimous decision to pursue a transaction with Stockwalk.

     During the period from May 9 through June 5, 2000, the parties conducted confirmatory due diligence and negotiated the final terms of the merger agreement.

     At a special meeting held on June 5, 2000, the Kinnard Board reviewed in detail the material terms of the proposed merger and received reports from its financial, legal and accounting advisors as to the results of their respective due diligence investigations. The definitive merger agreement, copies of which were circulated to the directors in advance of this meeting, was reviewed during the meeting. Representatives of U.S. Bancorp Piper Jaffray then briefed the Kinnard directors on the sale process that had been conducted and the bases for its fairness opinion, which was delivered at the meeting. Following presentations by Kinnard's legal, financial and accounting advisors, the Kinnard board determined that the merger was in the best interests of its shareholders and unanimously voted its approval of the merger and the terms of the merger agreement. Immediately following the adjournment of the Kinnard board meeting, Kinnard and Stockwalk executed the merger agreement, and the parties announced the proposed business combination on the morning of June 6, 2000.

KINNARD'S REASONS FOR THE MERGER AND BOARD RECOMMENDATION

     The Kinnard board of directors unanimously approved the merger agreement and the transactions contemplated in the merger agreement and directed that the merger agreement be submitted to the Kinnard shareholders for adoption at the special meeting.

     The decision of the Kinnard board to enter into the merger agreement was the result of its careful and thorough consideration of a range of strategic alternatives in pursuit of its strategy to enhance shareholder value. In reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, the Kinnard board consulted with Kinnard's management, as well as its legal counsel and its financial advisors, and considered a number of factors, including the following:

     - the feasibility and possible effect on shareholder value of strategic alternatives to the merger, including continuing to operate Kinnard as an independent entity and the risks associated with doing so;

     - the sale process conducted was extensive, comprehensive and managed by independent financial and legal advisors;

     - the financial and other terms and conditions of the merger and the merger agreement;

     - the belief that increasingly competitive market conditions will favor larger broker-dealers, and that Kinnard will be able to compete more effectively in the securities industry as a result of the merger;

     - the scale, scope and strength of the operations of the combined company and the impact on its ability to attract and retain employees given the competitive hiring practices within the investment banking industry;

     - the historical market price of, and historical trading activity in, Kinnard common stock, particularly the fact that the merger will enable the shareholders of Kinnard to realize a premium (assuming a $9.00 value for Stockwalk common stock, the closing price per share on June 5, 2000, the last trading day prior to the public announcement of the merger) of approximately 38% over the closing price of Kinnard common stock on June 5, 2000, a premium of approximately 33% over the average closing price of Kinnard common stock for the three months during which such securities traded prior to June 5, 2000, and a premium of approximately 87% over the closing price of Kinnard common stock on December 3, 1999, the last trading date prior to the public announcement of Stockwalk's tender offer;


     - the written opinion, dated June 5, 2000, to the board, of U.S. Bancorp Piper Jaffray to the effect that, as of the that date and based upon and subject to the matters described in the opinion, the per share consideration (equal to $6.00 in cash and one-half of a share of Stockwalk common stock) which is to be received in the merger by the Kinnard holders other than Stockwalk and its affiliates is fair, from a financial point of view, to the Kinnard shareholders. U.S. Bancorp Piper Jaffray confirmed that opinion in an updated written opinion dated July 24, 2000. The full text of U.S. Bancorp Piper Jaffray's updated opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by U.S. Bancorp Piper Jaffray is attached as Annex B to this proxy statement/prospectus;


     - the obligations of Stockwalk to consummate the merger pursuant to the terms of the merger agreement are not conditioned upon financing;

     - retention arrangements with key Kinnard employees in connection with the merger;

     - the availability of a tax opinion from Kinnard's accountants to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the U.S. tax code;

     - the fact that the risk associated with the collection of the Dain arbitration award does not affect the amount of the merger consideration to be received by the Kinnard shareholders upon consummation of the merger;

     - the terms of the merger agreement are unlikely to discourage other third parties from making bona fide proposals to acquire Kinnard subsequent to signing the merger agreement and, if any proposal was made, the board, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any other third party;

     - the provisions of the merger agreement that permit the board to furnish non-public information to, or engage in discussions with, any person in response to an unsolicited written acquisition proposal that the Board has determined in good faith to be more favorable to Kinnard's shareholder than the merger after following certain procedures detailed in the merger agreement;

     - the provisions of the merger agreement that permit the board to terminate the merger agreement and pay Stockwalk a termination fee of $1,000,000 in the event that the board decides to accept an acquisition proposal from a third party;

     - the fact that $1,000,000 has been deposited in escrow by Stockwalk for the benefit of Kinnard in the event the merger agreement is terminated upon the occurrence of certain breaches by Stockwalk and that the escrow is not a limitation of any remedy available to Kinnard for breach of the merger agreement by Stockwalk; and

     - the fact that shareholders of Kinnard who do not support the merger, or are dissatisfied with the merger consideration, are able to obtain "fair value" for their shares if they properly exercise their rights under the Minnesota Business Corporation Act.

     The Kinnard board also considered a number of potentially negative factors in its deliberations concerning the merger, including the following:

     - the risk that the merger might not be completed;

     - the possibility of business deterioration associated with the integration of the operations of the two companies, and the risk that, despite retention efforts by Stockwalk, key management and technical personnel of Kinnard might not continue with the combined company;

     - complications associated with the simultaneous integration of the businesses of Kinnard and Steichen; and

     - the possibility that the value of Kinnard to its existing shareholders as an independent entity will increase over time due either to further industry consolidation or better than anticipated future operating results.

     After carefully evaluating these factors, both positive and negative, the board of directors of Kinnard determined that the merger is fair to and in the best interests of Kinnard shareholders and approved the merger agreement and the merger. The Kinnard board recommends that Kinnard shareholders approve the merger agreement and vote in favor of the merger.

     The foregoing discussion of factors considered by the Kinnard board is not intended to be exhaustive, but includes all material factors considered by the Kinnard board. In reaching its decision with respect to the merger, the Kinnard board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the foregoing factors in reaching their determinations. In addition, individual members of the Kinnard board may have given differing weights to different factors. The Kinnard board views its recommendation as being based upon its judgment, in light of the totality of the information presented and considered, as summarized in the reasons for the merger described above, and the overall effect of the merger on Kinnard shareholders compared to continuing the business of the Kinnard in the ordinary course or seeking other potential parties to effect a business combination.

OPINION OF KINNARD'S FINANCIAL ADVISOR

     Pursuant to an engagement letter dated December 8, 1999, Kinnard retained U.S. Bancorp Piper Jaffray to provide strategic investment banking advice and services to the special committee of Kinnard's board of directors and to act as its exclusive financial advisor in response to Stockwalk's December 8, 1999, tender offer for Kinnard's outstanding stock. Under the terms of the engagement, U.S. Bancorp Piper Jaffray's services included assisting the special committee in reviewing and analyzing certain strategic alternatives, and, upon request, assisting in discussions and negotiations leading towards a transaction to enhance shareholder value and rendering an opinion to the special committee as to the fairness, from a financial point of view, of the consideration to be received by Kinnard's shareholders in a sale transaction.


     At a meeting of Kinnard's board of directors held on June 5, 2000, U.S. Bancorp Piper Jaffray delivered its opinion that, as of that date and based on and subject to the assumptions, factors and limitations set forth in the written opinion and described below, the consideration proposed to be received by Kinnard shareholders (other than Stockwalk and its affiliates) in the merger was fair, from a financial point of view, to those shareholders. U.S. Bancorp Piper Jaffray has confirmed that opinion in an updated written opinion dated July 24, 2000. A copy of U.S. Bancorp Piper Jaffray's updated opinion is attached as Annex B to this proxy statement/prospectus and is incorporated in this proxy statement/prospectus by reference. The June 5, 2000 opinion of U.S. Bancorp Piper Jaffray is substantially the same as the opinion attached as Annex B.


     Although U.S. Bancorp Piper Jaffray rendered its opinion and provided certain financial analyses to Kinnard's board of directors, U.S. Bancorp Piper Jaffray was not requested to and did not make any recommendation to the board as to the specific form or amount of the consideration to be received by Kinnard shareholders in the proposed merger with Stockwalk, which were determined through negotiation between Kinnard and Stockwalk. U.S. Bancorp Piper Jaffray's written opinion, which was delivered for use and considered by Kinnard's board of directors, is directed only to the fairness, from a financial point of view, of the consideration to be received by Kinnard shareholders (other than Stockwalk and its affiliates) in the proposed merger. It does not address the value of a share of Kinnard common stock or Stockwalk common stock, does not address Kinnard's underlying business decision to participate in the merger and does not constitute a recommendation to any Kinnard shareholder as to how a shareholder should vote with respect to the merger.

     In arriving at its opinion, U.S. Bancorp Piper Jaffray reviewed:


     - the merger agreement and other documents related to the merger;


     - publicly available financial statements and other information concerning Kinnard and Stockwalk;

     - internal financial statements and other financial and operating data concerning Kinnard and Stockwalk furnished by the management of each company; and

     - financial projections prepared by the management of Kinnard and Stockwalk.

     In addition, U.S. Bancorp Piper Jaffray visited the corporate offices of Kinnard and Stockwalk and conducted discussions with management of both companies.

     In delivering its June 5, 2000 opinion to Kinnard's board of directors, U.S. Bancorp Piper Jaffray prepared and delivered to the board written materials containing various analyses and other information material to the opinion. The following is a summary of those analyses.

     Implied Consideration. Assuming the unadjusted consideration set forth in the merger agreement of one-half of a share of Stockwalk common stock and $6.00 in cash to be exchanged for each share of Kinnard common stock, as well as capitalization data provided by Kinnard's management and the closing price of Stockwalk common stock on June 2, 2000, of $8.75, U.S. Bancorp Piper Jaffray calculated the aggregate implied equity value of the stock and cash consideration to be exchanged in the merger for Kinnard common stock to be approximately $55.5 million, or $10.38 per outstanding share of Kinnard common stock.

     Comparable Company Analysis for Stockwalk. U.S. Bancorp Piper Jaffray compared financial information and valuation ratios relating to Stockwalk to corresponding data and ratios for a group of publicly traded, traditional broker-dealers and a group of publicly traded, online broker-dealers. In choosing the group of traditional broker-dealers, U.S. Bancorp Piper Jaffray selected broker-dealers with a retail presence, a regional focus and publicly available earnings estimates. In choosing the group of online broker-dealers, U.S. Bancorp Piper Jaffray selected online broker-dealers that had total annual revenues greater than $100 million. The analysis produced multiples, based on Stockwalk's closing stock price of $8.75 on June 2, 2000, of selected valuation data as follows:

                                                             COMPARABLE COMPANIES
                                       -----------------------------------------------------------------
                                                TRADITIONAL                         ONLINE
                                               BROKER DEALERS                   BROKER DEALERS
                                       ------------------------------  ---------------------------------
                           STOCKWALK   MEAN    MEDIAN       RANGE       MEAN    MEDIAN        RANGE
                           ---------   -----   ------   -------------  ------   ------   ---------------
Latest 12 month price to
  earnings ratio (x).....       NM     12.64    9.69    3.55 to 41.67   29.11   18.56      8.67 to 70.67
Projected 2000 price to
  earnings ratio (x).....       NA      7.96    8.91     3.81 to 9.82  117.33   36.75    12.07 to 459.38
Projected 2001 price to
  earnings ratio (x).....       NA      8.27    8.85    4.58 to 10.51   27.03   16.00     14.81 to 65.63
Market capitalization to
  latest 12 month revenue
  (x)....................     2.66      0.63    0.56     0.41 to 1.02    2.60    2.62       0.53 to 4.72
Market capitalization to
  tangible book value
  (x)....................    13.20      1.60    1.71     1.07 to 2.45    3.81    2.44       0.69 to 8.01
Market capitalization to
  book value (x).........     7.71      1.50    1.29     0.90 to 2.45    3.75    2.43       0.69 to 7.68


     Pro Forma Analysis. U.S. Bancorp Piper Jaffray analyzed the pro forma impact of the merger on Stockwalk's projected earnings, book value and tangible book value per share under two scenarios, using projections provided by Stockwalk management, among other data. In the first, more conservative, scenario, U.S. Bancorp Piper Jaffray assumed the Steichen transaction was not consummated by Stockwalk, the proposed offering by Stockwalk of convertible subordinated notes was not completed and the online brokerage strategy was not realized pursuant to Stockwalk's projection model. Under the second, more optimistic, scenario, U.S. Bancorp Piper Jaffray assumed the Steichen transaction was consummated by Stockwalk, the proposed offering by Stockwalk of convertible subordinated notes was completed and the online brokerage strategy was realized pursuant to Stockwalk's projection model. Under each of these scenarios, U.S. Bancorp Piper

Jaffray analyzed the pro forma impact of the Kinnard merger and certain other pro forma changes, including synergies anticipated by Stockwalk, with and without realization of a net amount of the Dain award of $9.9 million. U.S. Bancorp Piper Jaffray determined that the merger could be:

     - accretive to 2001 and 2002 earnings, book value and tangible book value per share under the conservative analysis, including the Dain award;

     - accretive to 2001 and 2002 earnings and book value per share, and dilutive to 2001 and 2002 tangible book value per share under the conservative analysis, excluding the Dain award;

     - accretive to 2001 and 2002 earnings, book value and tangible book value per share under the optimistic analysis, including the Dain award; and

     - accretive to 2001 and 2002 earnings and book value per share, and dilutive to 2001 and 2002 tangible book value per share under the optimistic analysis, excluding the Dain award.

     Selected Transaction Analysis. U.S. Bancorp Piper Jaffray reviewed merger and acquisition transactions involving companies deemed comparable to Kinnard. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources for transactions

     - that were announced between January 1, 1997, and June 2, 2000,

     - involved an acquisition of all of a broker-dealer target's outstanding common stock, and

     - had a transaction value in the range of $15 million to $300 million.

     Specifically, U.S. Bancorp Piper Jaffray analyzed transactions that satisfied the criteria, and compared resulting selected valuation multiples to comparable multiples for Kinnard derived from the implied value proposed to be paid in the merger, as calculated above. U.S. Bancorp Piper Jaffray's analysis yielded the following results:

                                                     COMPARABLE MULTIPLES
                                                ------------------------------
                                      KINNARD   MEAN    MEDIAN       RANGE
                                      -------   -----   ------   -------------
Transaction value to latest 12 month
  net income (x)....................   14.36    18.41   13.96    5.10 to 73.33
Transaction value to book value
  (x)...............................    1.80     3.59    2.83     1.23 to 9.75
Transaction value to latest 12 month
  revenue (x).......................    0.89     1.32    1.16     0.81 to 2.53

     The multiples for Kinnard were calculated including the impact of Kinnard's exercise of a warrant issued by Ancor Communications, Inc., which accounted for $2.8 million of Kinnard's net income and $5.7 million of Kinnard's revenue in 1999.

     Premium Analysis. U.S. Bancorp Piper Jaffray reviewed publicly available information for selected, completed acquisition transactions fulfilling the criteria used for the comparable transactions analysis described above, but including transactions with a value greater than $300 million. The table below compares the premium in these transactions to the premium to Kinnard's shareholders based on the implied value of the merger.

                                            IMPLIED PREMIUM (DISCOUNT)
                                    ------------------------------------------
                                                  COMPARABLE TRANSACTIONS
                                              --------------------------------
                                    KINNARD   MEAN    MEDIAN        RANGE
                                    -------   -----   ------   ---------------
One day prior to announcement
  (%).............................   40.68    15.62   16.69    (5.88) to 27.39
30 days prior to announcement
  (%).............................   33.87    32.45   31.97      4.92 to 56.02
60 days prior to announcement
  (%).............................   45.61    30.34   35.37    (5.19) to 50.00

     The premium to Kinnard shareholders based on the implied value of the merger in relation to Kinnard's common stock price 30 and 60 days prior to announcement of Stockwalk's December 1999 tender offer is 93.12% and 140.70%, respectively.

     Discounted Dividend Analysis. U.S. Bancorp Piper Jaffray performed a discounted dividend stream analysis for Kinnard, in which it calculated the present value of Kinnard's future hypothetical dividend stream through 2003, and a terminal value for Kinnard in 2003 based on a multiple of net income. The analysis was performed on Kinnard both with and without the Dain award included in Kinnard's assets and available for cash distribution. In the analysis, U.S. Bancorp Piper Jaffray used projected financial statements prepared by Kinnard's management and a sensitivity analysis based upon a variance in net margin in 2003 from 4.0% to 10.0%, a range of discount rates of 16% to 22%, a range of terminal value net income multiples of 9.0x to 13.0x, and assumed that Kinnard maintains an equity level of 35%, subject to the amount of liquid assets that are available for distribution. This analysis yielded the following results:

                                                            SENSITIVITY
                                                              ANALYSIS
                                          MANAGEMENT         BASED UPON
                                          PROJECTIONS     2003 NET MARGIN
                                        ---------------   ----------------
                                         LOW      HIGH     LOW      HIGH
                                        ------   ------   ------   -------
Without Dain award....................  $ 9.29   $13.44   $6.45    $15.51
With Dain award.......................  $10.82   $15.05   $7.98    $17.12

     Comparable Company Analysis for Kinnard. U.S. Bancorp Piper Jaffray compared financial information and valuation ratios relating to Kinnard to corresponding data and ratios for a group of publicly traded broker-dealers. In choosing the group of broker-dealers, U.S. Bancorp Piper Jaffray selected traditional broker-dealers with a regional focus, a retail presence and publicly available earnings estimates. The analysis produced multiples, based upon Kinnard's closing stock price of $7.38 on June 2, 2000, of selected valuation data as follows:

                                                     COMPARABLE COMPANIES
                                                ------------------------------
                                      KINNARD   MEAN    MEDIAN       RANGE
                                      -------   -----   ------   -------------
Latest 12 month price to earnings
  ratio (x).........................   9.83     12.64    9.69    3.55 to 41.67
Projected 2000 price to earnings
  ratio (x).........................     NA      7.96    8.91     3.81 to 9.82
Projected 2001 price to earnings
  ratio (x).........................     NA      8.27    8.85    4.58 to 10.51
Market capitalization to latest 12
  month revenue (x).................   0.58      0.63    0.56     0.41 to 1.02
Market capitalization to tangible
  book
  value (x).........................   1.17      1.60    1.71     1.07 to 2.45
Market capitalization to book value
  (x)...............................   1.17      1.50    1.29     0.90 to 2.45

     In reaching its conclusion as to the fairness from a financial point of view to Kinnard's shareholders (other than Stockwalk and its affiliates) of the merger consideration, U.S. Bancorp Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. U.S. Bancorp Piper Jaffray believes that its analyses must be considered as a whole and that the selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying its opinion.

     The analyses of U.S. Bancorp Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the prices at which businesses or securities may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to Kinnard, Stockwalk or the merger.

     In addition, in performing its analyses, U.S. Bancorp Piper Jaffray made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the parties to the merger and U.S. Bancorp Piper Jaffray. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which Kinnard and Stockwalk were compared and other factors that could affect the public trading value of the companies' common stock. Because these analyses are inherently subject to uncertainty, being based upon numerous factors and events beyond the control of the parties to the merger and U.S. Bancorp Piper Jaffray, neither the parties nor U.S. Bancorp Piper Jaffray assumes responsibility if future results are materially different from those forecasted.

     For purposes of its opinion, U.S. Bancorp Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to it by Kinnard and Stockwalk or otherwise made available to it and did not assume responsibility for independently verifying that information. Information prepared for financial planning purposes was not prepared with the expectation of public disclosure.

U.S. Bancorp Piper Jaffray relied upon assurances from management of Kinnard and Stockwalk that the information provided to it by the respective companies was prepared on a reasonable basis, according to industry practice, and, with respect to financial planning data, reflected the best currently available estimates and judgment of management of Kinnard and Stockwalk, and that such management was not aware of any information or facts that would make the information provided to U.S. Bancorp Piper Jaffray incomplete or misleading.

     In arriving at its opinion, U.S. Bancorp Piper Jaffray did not perform and was not furnished with any appraisals or valuations of any specific assets or liabilities of Kinnard or Stockwalk. U.S. Bancorp Piper Jaffray analyzed each of Kinnard and Stockwalk as a going concern and, accordingly, expressed no opinion as to their respective liquidation values. U.S. Bancorp Piper Jaffray expressed no opinion as to the price at which shares of Kinnard or Stockwalk common stock have traded or at which the shares of Kinnard, Stockwalk or the combined company may trade at any future time. The opinion is based on information available to U.S. Bancorp Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the opinion date. Events occurring after that date could materially affect the assumptions used in preparing the opinion. U.S. Bancorp Piper Jaffray has not undertaken to and is not obliged to affirm or revise its opinion or otherwise comment on any events occurring after the date its opinion was given.

     U.S. Bancorp Piper Jaffray, as a customary part of its investment banking business, evaluates businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. The special committee selected U.S. Bancorp Piper Jaffray because of its expertise, reputation and familiarity with Kinnard and the investment banking and brokerage industry in general. In the ordinary course of business, U.S. Bancorp Piper Jaffray makes a market in Kinnard's common stock. In the ordinary course of its business, U.S. Bancorp Piper Jaffray and its affiliates may also actively trade securities of Kinnard or Stockwalk for their own accounts or the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities.


     Under the terms of the December 8, 1999 engagement letter, Kinnard paid U.S. Bancorp Piper Jaffray a $50,000 cash retainer upon execution of the engagement letter, and has agreed to pay U.S. Bancorp Piper Jaffray a cash fee equal to 1.75% of the total sale price for its financial advisory services. Kinnard has also paid U.S. Bancorp Piper Jaffray a cash fee of $250,000 in connection with rendering its June 5, 2000 opinion. This amount, together with the $50,000 retainer, will be credited against payment of the financial advisory services fee. U.S. Bancorp Piper Jaffray will also be paid $25,000 in connection with the July 24, 2000 update to its opinion. The engagement letter further provides that Kinnard will reimburse U.S. Bancorp Piper Jaffray for its reasonable out-of-pocket expenses, including fees and disbursements of counsel (but in an amount not to exceed $25,000 without the prior consent of the chairman of the special committee) and will indemnify U.S. Bancorp Piper Jaffray and related parties from and against certain liabilities, including liabilities under the federal securities laws, arising out of or in connection with the engagement of U.S. Bancorp Piper Jaffray by the special committee.


STOCKWALK REASONS FOR THE MERGER

     The decision of the Stockwalk board of directors and management to pursue the acquisition of Kinnard, which resulted in the decision of Stockwalk and Kinnard to enter into the merger agreement, was made after careful consideration of Kinnard's business and the effect of the combination of the Stockwalk and Kinnard full service brokerage businesses on the future prospects of Stockwalk. In reaching its decision to approve the merger and the merger agreement, the Stockwalk board consulted with its management, legal counsel and financial advisors. The board considered a number of factors, including the following:

     - rapid changes in the financial services business are leading to consolidation among full service brokerage firms in order to remain competitive;

     - economies of scale, particularly savings that could be generated by the combination of two firms in the same market serving similar customers, and the opportunity to realize substantial cost savings from converting Kinnard's clearing business to Stockwalk's clearing platform;

     - Kinnard and Stockwalk have complementary public finance departments which will be able to offer a broader array of investment products to customers and provide better distribution for public clients;

     - the financial terms and conditions of the merger, as negotiated, fairly valued the business of Kinnard;

     - the opportunity to combine the business of Kinnard with Steichen's and Stockwalk's historical businesses significantly strengthens the operations of the combined companies and will affect each company's ability to retain and attract employees and to compete more effectively in the securities business;

     - the impact of the Kinnard and Steichen customer base on the development of Stockwalk's online and discount brokerage business;

     - the cash position of Kinnard;

     - the fact that a significant number of Kinnard employees are also shareholders and will become shareholders of Stockwalk after the merger; and

     - advice from advisors with respect to the terms and conditions of the merger.

     Stockwalk's board of directors did not assign any specific or relative weight to the factors it considered, including those outlined above. The Stockwalk board evaluated the merger based on the totality of the information and factors that it considered and determined that the merger is in the best interest of Stockwalk and its shareholders and, therefore, unanimously approved the merger.

CONVERSION OF KINNARD COMMON STOCK

     When the merger is complete, each share of Kinnard common stock will automatically be converted into the right to receive $6.00 in cash, plus additional cash for any fractional shares, without interest, and a number of shares of Stockwalk common stock equal to the exchange ratio. The exchange ratio will depend on the "average daily price" of Stockwalk common stock, which is a term used in the merger agreement to describe the average closing price of Stockwalk common stock during a measurement period consisting of the 20 consecutive full trading days on which Stockwalk common stock is traded ending on the trading day before all of the closing conditions of the merger are met. The exchange ratio will be calculated as follows:

     - if the average daily price is less than $9.00, the exchange ratio will equal $4.50 divided by the average daily price, in which case you will receive a number of shares of Stockwalk common stock with a nominal value equal to $4.50 based on the average daily price for each share of Kinnard common stock;

     - if the average daily price is between $9.00 and $15.00, inclusive, the exchange ratio will equal .5, in which case you will receive one-half of a share of Stockwalk common stock for each share of Kinnard common stock;

     - if the average daily price is greater than $15.00, the exchange ratio will equal $7.50 divided by the average daily price, in which case you will receive a number of shares of Stockwalk common stock with a nominal value equal to $7.50 based on the average daily price for each share of Kinnard common stock.

     As a result, as long as the average closing price is between $9.00 and $15.00, inclusive, the merger consideration will be fixed at .5 of a share of Stockwalk common stock and $6.00 in cash for each share of Kinnard common stock. Outside of this range, the value of the stock portion of the merger consideration will fluctuate with the price of Stockwalk's common stock. Since the price of Stockwalk's common stock will fluctuate, we cannot assure you as to what the price of Stockwalk common stock will be during the measurement period or at any other time.


     As an example, assuming the measurement period ended on July 21, 2000, the average closing price of Stockwalk common stock would have been $8.2596, and the exchange ratio would have been .5448. In this example, you would receive $6.00 in cash and .5448 shares of Stockwalk common stock for each share of Kinnard common stock that you own on the merger date.


     The exchange ratio is subject to customary adjustments to preserve the relative value of the consideration Kinnard shareholders are to receive in the event of stock splits, reverse stock splits or the like with respect to Stockwalk common stock before the merger is completed, as described below under "-- Antidilution Adjustments."

     Some shares of Kinnard common stock will not be converted in the merger. These include shares as to which Kinnard shareholders demand appraisal rights in compliance with Minnesota law, as described below under "Dissenters' Rights." They also include shares held by Kinnard or any of its subsidiaries or shares held by Stockwalk, SW Acquisition, Inc. or any of their affiliates. Each outstanding share of Kinnard common stock owned by Kinnard or its subsidiaries, or Stockwalk, SW Acquisition, Inc. or their affiliates will be canceled at the completion of the merger and cease to exist. No Stockwalk common stock or other consideration will be delivered in exchange for these shares. All other shares of Stockwalk common stock issued and outstanding immediately before the completion of the merger will remain issued and outstanding immediately after completion of the merger. They will not be affected by the merger.

TREATMENT OF KINNARD STOCK OPTIONS AND WARRANTS

     The merger agreement provides that each outstanding warrant and option to purchase shares of Kinnard's common stock, whether or not such securities are fully vested, will be exchanged at closing for a cash amount equal to $6.00 plus the cash value of the stock that would have been issued had the option or warrant been exercised prior to the merger, less the per share exercise price of the option or warrant. For example, if the average daily price during the measurement period is $12 per share, and the per share exercise price of the option or warrant is $5.50, the amount of cash that will be issued for the option or warrant in connection with the merger would be $6.50 per share.

EFFECTIVE TIME

     The "effective time" of the merger will be the time set forth in the articles of merger that we file with the Minnesota Secretary of State on the closing date of the merger. The "closing date" is the day on which the effective time occurs. Stockwalk and Kinnard will cause the merger to become effective

     - four business days after the satisfaction or waiver of the last remaining condition to the merger (other than conditions related solely to the delivery of documents on the effective date), or

     - another date on which Kinnard and Stockwalk mutually agree.

     Stockwalk and Kinnard anticipate that they will complete the merger in the third or fourth quarter of 2000. However, completion could be delayed if there is a delay in obtaining the necessary regulatory approvals or the shareholders' meeting is delayed. There can be no assurances as to if or when these approvals will be obtained or that the merger will be completed. If we do not complete the merger by December 31, 2000, either party may terminate the merger agreement, unless the failure to complete the merger by this date is due to the knowing action or inaction of the party seeking to terminate the merger agreement. See "The Merger Agreement -- Conditions to the Merger" and "The Merger -- Regulatory Approvals Required" for a more complete description of the conditions that must be satisfied and the regulatory approvals that must be obtained before the merger can be consummated.

ANTIDILUTION ADJUSTMENTS

     If, between June 5, 2000 and the completion of the merger, the issued and outstanding shares of Stockwalk common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment will be made to the exchange ratio.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     When considering the Kinnard board's recommendation that the Kinnard shareholders vote in favor of the merger agreement, Kinnard shareholders should be aware that a number of Kinnard employees and directors have arrangements that provide them with interests in the merger that are different from, or in addition to, the interests of Kinnard shareholders as a whole.

     Retention Agreements. In connection with the merger, Stockwalk will implement a retention program for selected individuals identified by Kinnard and Stockwalk management. The individual retention bonuses will be determined under a formula or in an amount agreed to by management of Kinnard and Stockwalk and will be payable, in part, upon completion of the merger and, in part, following the first anniversary of the closing date of the merger. The amount of the retention bonuses in the aggregate will be approximately $3.5 million.

     Change of Control Payments. The terms of Kinnard's employment agreement with William F. Farley, Kinnard's Chief Executive Officer, require, upon a change of control, the payment to Mr. Farley, irrespective of whether he remains employed by Kinnard, of his base salary, incentive compensation, bonuses, benefits, and perquisites for an additional 36 months after the merger, calculated at his then current base salary, with his annual incentive payments calculated at two times his then current base salary. A portion of these payments is allocated to a non-compete agreement. Mr. Farley's base salary is currently $250,000 per year. Finally, the non-vested portion of Mr. Farley's stock options vest upon a change in control. The estimated present value of the payments to Mr. Farley to be made over the 36-month period is approximately $2,000,000, exclusive of any amount he is entitled to receive in the merger for his options and warrants or as a shareholder. Mr. Farley's employment agreement also provides that he will receive an additional amount to cover federal excise tax imposed on the portion of the payments to him, if any, deemed to be excess parachute payments under Section 280G of the Internal Revenue Code. Stockwalk and Kinnard have determined that the payments to Mr. Farley do not constitute excess parachute payments.

     Indemnification and Insurance. Under the merger agreement, Stockwalk has agreed to ensure the survival after the merger of all rights to indemnification and all limitations of liability existing under Minnesota law or in Kinnard's articles and bylaws in favor of current and former directors and officers of Kinnard or its subsidiaries, or anyone who becomes a director or officer of Kinnard prior to the effective time, with respect to certain claims, whether asserted before or after the merger. These claims include those arising from facts or events that occurred before the effective time, and the merger agreement or any of the transactions contemplated by the merger agreement.

     The merger agreement also provides that Stockwalk will use its reasonable best efforts to cover, for a period of six years after the effective time of the merger, the officers and directors of Kinnard and its subsidiaries under a director's and officer's liability insurance policy with respect to claims arising out of facts or events occurring at or prior to the effective time. This insurance will provide at least the same coverage and amounts as the coverage currently provided by Kinnard for a total premium cost of not more than 200% of the current amount expended by Kinnard to provide this insurance.

     Director and Executive Officer Stock Options. Under the merger agreement, each outstanding option to purchase a share of Kinnard common stock, including options held by officers and directors of Kinnard, will be exchanged at closing for cash. Kinnard's executive officers and directors hold options to purchase an aggregate of 550,500 shares of Kinnard common stock at an average weighted exercise price of $5.87 per share.

EMPLOYEES OF KINNARD AFTER THE MERGER

     With respect to the employees of Kinnard as of the effective time of the merger, Stockwalk has agreed that it will honor and perform all existing employee benefit obligations to the current and former employees of Kinnard under any of the Kinnard employee benefit plans or agreements. In addition, to the extent that Stockwalk discontinues any Kinnard employee benefit plans and replaces them with new plans, programs or arrangements, such Kinnard employees will receive full credit for years of service with Kinnard for purposes of eligibility and vesting under the new plans, and Stockwalk will cause any pre-existing condition limitations, eligibility waiting periods and other similar requirements under any group plans to be waived for Kinnard employees who participated in a Kinnard-sponsored health plan and their eligible dependents.

ACCOUNTING TREATMENT

     Stockwalk expects to account for the acquisition of Kinnard by Stockwalk under the purchase method of accounting in accordance with generally accepted accounting principles.

REGULATORY APPROVALS REQUIRED

     Stockwalk and Kinnard have agreed to take all commercially reasonable actions necessary to obtain all regulatory approvals required to consummate the merger. These approvals include approval from, or notice to, various state regulatory authorities and self-regulatory organizations. The merger cannot proceed in the absence of the requisite regulatory approvals. We cannot assure you that the requisite regulatory approvals will be obtained, and, if obtained, we cannot assure you as to the date of any of these approvals or the absence of any litigation challenging them. Likewise, we cannot assure you that the U.S. Department of Justice or a state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, what the result of that challenge will be.

     Stockwalk and Kinnard are not aware of any other governmental approvals or actions that are required to complete the merger except as described above. Should any other approval or action be required, it is presently contemplated that such approval or action will be sought. However, we cannot assure you that any of these additional approvals or actions will be obtained.

RESALE OF STOCKWALK COMMON STOCK ISSUED PURSUANT TO THE MERGER

     The shares of Stockwalk common stock to be issued to Kinnard's shareholders in the merger will be registered under the Securities Act of 1933, as amended. They may be traded freely and without restriction by you unless you are an affiliate of Kinnard for purposes of Rule 145 under the Securities Act. An "affiliate" of Kinnard, as defined by Rule 145, is a person who directly, or indirectly through one or more intermediaries, controls Kinnard, is controlled by Kinnard, or is under common control with Kinnard. Each affiliate identified by Kinnard will enter into an agreement with Stockwalk providing that such affiliate will be subject to Rule 145(d) of the Securities Act, and will not transfer any Stockwalk common stock received in the merger except in compliance with the Securities Act. Affiliates of Kinnard may not sell the shares of Stockwalk common stock offered hereby except pursuant to an effective registration statement under the Securities Act covering such shares, or in compliance with Rule 145 under the Securities Act, or another applicable exemption from the registration requirements of the Securities Act.

     Rule 145 generally permits affiliates of acquired companies to sell their shares of common stock immediately following the acquisition in compliance with certain volume limitations and manner of sale requirements under Rule 145. Specifically, Rule 145 provides that sales by such affiliates during any three-month period cannot exceed the greater of:

     - 1% of all of the shares of Stockwalk common stock outstanding; or

     - the average weekly reported volume of trading of Stockwalk common stock on the Nasdaq NMS during the four calendar weeks preceding the proposed sale.

     Rule 145 also provides that sales by affiliates must be made only in a broker's transaction or transactions directly with a market maker.

     These restrictions will cease to apply under most other circumstances if the affiliate has held the shares of common stock offered by this proxy statement/prospectus for resale for at least one year, provided that the person or entity is not then an affiliate of Stockwalk.

CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     Tax Opinion. Completion of the merger is conditioned upon the receipt of an opinion of KPMG LLP, Kinnard's independent auditors, to the effect that the merger will qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986 and that each of Kinnard and Stockwalk will be a party to that reorganization within the meaning of Section 368(b) of the Code. If Kinnard and Stockwalk waive the condition to its obligation to consummate the merger relating to the receipt of the opinion referred to above, Kinnard will resolicit proxies from its shareholders with respect to the merger.

     In rendering this opinion, Kinnard's independent auditors will rely upon representations contained in letters from Kinnard, Stockwalk and SW Acquisition delivered for the purpose of the opinion. The opinion will also assume that the merger will be completed in accordance with the provisions of the merger agreement.

     Certain Consequences of Reorganization Status. Provided that the merger constitutes a reorganization within the meaning of Section 368(a) of the Code, and subject to the discussion below under "Additional Considerations," a Kinnard shareholder will generally recognize capital gain, but not loss, for U.S. federal income tax purposes with respect to the receipt of Stockwalk common stock and cash in exchange for Kinnard common stock pursuant to the merger. The amount of gain, if any, recognized by a Kinnard shareholder will be equal to the lesser of (i) the amount of gain realized (i.e., the excess of the amount of cash and the fair market value of Stockwalk common stock received in the merger over the tax basis of the Kinnard common stock surrendered) and (ii) the amount of cash (other than cash received in lieu of a fractional share of Stockwalk common stock) received in the merger. In the case of a Kinnard shareholder that owns more than one "block" of Kinnard common stock, the amount of gain recognized should be calculated separately with respect to each "block" surrendered in the merger. For purposes of such calculation, the aggregate amount of cash and Stockwalk common stock received by a Kinnard shareholder will be allocated proportionally among the "blocks" of Kinnard common stock surrendered pursuant to the merger. In the case of an individual Kinnard shareholder, capital gain recognized with respect to the receipt of Stockwalk common stock and cash received in exchange for Kinnard common stock will generally be subject to U.S. federal income tax at a maximum rate of 20% if the shareholder held such Kinnard common stock for more than 12 months at the effective time. The aggregate tax basis of the Stockwalk common stock received by a Kinnard shareholder will be the same as the aggregate tax basis of the Kinnard common stock surrendered pursuant to the merger, decreased by the total amount of cash received (other than cash received in lieu of a fractional share of Stockwalk common stock) and increased by the amount of gain recognized. The holding period of the Stockwalk common stock will include the holding period of the Kinnard common stock surrendered. A shareholder of Kinnard who receives cash in lieu of a fractional share of Stockwalk common stock will generally be treated as having received such fractional share of Stockwalk common stock and sold such share in a taxable transaction. Accordingly, such Kinnard shareholder will recognize gain or loss equal to the difference, if any, between the amount of cash received and such Kinnard shareholder's adjusted tax basis in the fractional share interest.

     Additional Considerations. The gain recognized should be treated as capital gain provided the requirements of Section 302 of the Code are satisfied. If those requirements are not satisfied, the gain recognized could be treated as dividend income. In order to determine whether those requirements are satisfied, a Kinnard shareholder is treated as receiving solely Stockwalk common stock in the merger (instead of the combination of shares of Stockwalk common stock and cash actually received) and then receiving cash from Stockwalk in a hypothetical redemption of the additional shares of Stockwalk common stock a Kinnard shareholder would be treated as having received. The hypothetical redemption will satisfy the requirements of Section 302 if it is "not essentially equivalent to a dividend." Whether such hypothetical redemption of Stockwalk common stock is "not essentially equivalent to a dividend" depends on the individual facts and circumstances of each Kinnard shareholder but in any event must result in a meaningful reduction of a Kinnard shareholder's proportionate stock interest in Stockwalk. Generally, in the case of a Kinnard shareholder whose stock interest in Stockwalk (relative to the total number of Stockwalk shares outstanding) is minimal, and who exercises no control or management power over the affairs of Stockwalk, any actual reduction in proportionate interest will be treated as "meaningful." Because of the complexity of the test under
Section 302 of the Code, Kinnard shareholders are urged to consult their own tax advisors regarding the proper treatment of the gain recognized by such Kinnard shareholders in the merger.

     Backup Withholding. Unless an exemption applies, Stockwalk's exchange agent will be required to withhold 31% of the cash payments to which a Kinnard shareholder or other payee is entitled pursuant to the merger, unless the Kinnard shareholder or other payee provides his or her tax identification number (social security number or employer identification number) and certifies that such number is correct. Each Kinnard shareholder and, if applicable, each other payee is required to complete and sign the Form W-9 that will be included as part of the transmittal letter sent to Kinnard shareholders by Stockwalk to avoid backup withholding, unless an applicable exemption exists and is provided in a manner satisfactory to Stockwalk and the exchange agent.

     The foregoing discussion is intended only as a summary of the material U.S. federal income tax consequences of the merger and does not purport to be a complete analysis or description of all potential tax effects of the merger. In addition, the discussion does not address all of the tax consequences that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, insurance companies, financial institutions, dealers in securities, tax-exempt organizations, foreign corporations, foreign partnerships or other foreign entities and individuals who are not citizens or residents of the United States).

     The foregoing discussion is based upon the provisions of the Code, applicable Treasury regulations thereunder, Internal Revenue Service rulings and judicial decisions, as in effect as of the date of this proxy statement/prospectus. There can be no assurance that future legislative, administrative or judicial changes or interpretations will not affect the accuracy of the statements or conclusions set forth herein. Any such change could apply retroactively and could affect the accuracy of such discussion. No rulings have been or will be sought from the Internal Revenue Service concerning the tax consequences of the merger.

     No information is provided herein with respect to the tax consequences, if any, of the merger under applicable foreign, state, local or other tax laws.

     Each shareholder of Kinnard is urged to consult such shareholder's own tax advisor as to the specific tax consequences to such shareholder of the merger under U.S. federal, state, local or any other applicable tax laws.

DISSENTERS' RIGHTS

     The following summary of the applicable provisions of Sections 302A.471 and 302A.473 of the MBCA is not intended to be a complete statement of such provisions and is qualified in its entirety, by reference to such sections, the full texts of which are attached as Annex C to this document. These sections should be reviewed carefully by any Kinnard shareholder who wishes to exercise dissenters' rights or who wishes to preserve the right to do so, since failure to comply with the statutory procedures summarized below will result in the loss of dissenters' rights. Any holder who forfeits his or her dissenter's rights by failure to follow these procedures will then receive the merger consideration described in this document.

     The merger agreement constitutes a plan of merger for which shareholder approval is required under the MBCA. Under Sections 302A.471 and 302A.473 of the MBCA, holders of Kinnard common stock will have the right, by fully complying with the applicable provisions of Sections 302A.471 and 302A.473, to dissent with respect to the merger and to obtain payment in cash of the "fair value" of their shares of Kinnard common stock after the merger is completed. The term "fair value" means the value of the shares of Kinnard common stock immediately before the effective time.

     All references in Sections 302A.471 and 302A.473 and in this summary to a "shareholder" are to a record holder of the shares of Kinnard common stock as to which dissenters' rights are asserted. A person having beneficial ownership of shares of Kinnard common stock that are held of record in the name of another person, such as a broker, nominee, trustee or custodian, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner in order to perfect whatever dissenters' rights such beneficial owner may have.

     Shareholders of record who desire to exercise their dissenters' rights under the MBCA must satisfy all of the following conditions:

     - Before the Kinnard special meeting, deliver a written notice of intent to demand fair value for shares to the Secretary of Kinnard, 920 Second Avenue South, Minneapolis, Minnesota, 55402. The written demand should specify the shareholder's name and mailing address, the number of shares owned and that the shareholder intends to demand the value of his or her shares. This written demand must be in addition to and separate from any proxy or vote against the merger. Voting against, abstaining from voting or failing to vote on the merger does not constitute a demand for appraisal within the meaning of the MBCA.

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

     - Kinnard shareholders that elect to exercise their dissenters' rights under the MBCA must not vote for adoption of the merger. A shareholder's failure to vote against the merger will not constitute a waiver of dissenters' rights. However, if a shareholder returns a signed proxy but does not specify a vote against adoption of the merger or direction to abstain, the proxy will be voted for adoption of the merger, which will have the effect of waiving that shareholder's dissenters' rights.

     - Kinnard shareholders may not assert dissenters' rights as to less than all of the shares registered in such holder's name except where certain shares are beneficially owned by another person but registered in such holder's name. If a record owner, such as a broker, nominee, trustee or custodian, wishes to dissent with respect to shares beneficially owned by another person, such shareholder must dissent with respect to all of such shares and must disclose the name and address of the beneficial owner on whose behalf the dissent is made. A beneficial owner of shares of Kinnard common stock who is not the record owner of such shares may assert dissenters' rights as to shares held on such person's behalf, provided that such beneficial owner submits a written consent of the record owner to Kinnard at or before the time such rights are asserted.

     After approval of the merger by the shareholders at the Kinnard special meeting, the surviving corporation will send a written notice to each shareholder who filed a written demand for dissenters' rights and who did not vote in favor of the merger. The notice will contain the following information:

     - the address to which the shareholder must send a demand for payment and the stock certificates in order to obtain payment and the date by which they must be received;

     - a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

     - a copy of Section 302A.471 of the MBCA and a copy of this summary describing the procedures to be followed in asserting dissenters' rights.

     In order to receive fair value for his or her shares, a dissenting shareholder must, within 30 days after the date the notice from the surviving corporation was given, send his or her stock certificates, and all other information specified in the notice, to the address identified in such notice. A dissenting shareholder will retain all rights as a shareholder until the effective time. After a valid demand for payment and the related stock certificates and other information are received, or after the effective time, whichever is later, the surviving corporation will remit to each dissenting shareholder who has complied with statutory requirements the amount that the surviving corporation estimates to be the fair value of such shareholder's shares, with interest commencing five days after the effective time at a rate prescribed by statute. Remittance will be accompanied by the surviving corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective time, together with the latest available interim financial data, an estimate of the fair value of the shareholder's shares and a brief description of the method used to reach the estimate, a brief description of the procedure to be followed if such holder is demanding supplemental payment and copies of Sections 302A.471 and 302A.473 of the MBCA.

     If the dissenting shareholder believes that the amount remitted by the surviving corporation is less than the fair value of such holder's shares, plus interest, the shareholder may give written notice to the surviving corporation of such holder's own estimate of the fair value of the shares, plus interest, within 30 days after the mailing date of the remittance and demand payment of the difference. Such notice must be delivered to the executive offices of the surviving corporation. A shareholder who fails to give such written notice within this time period is entitled only to the amount remitted by the surviving corporation.

     Within 60 days after receipt of a demand for supplemental payment, the surviving corporation must either pay the shareholder the amount demanded or agreed to by such shareholder after discussion with the surviving corporation or petition a court for the determination of the fair value of the shares, plus interest. The petition must name as parties all shareholders who have demanded supplemental payment and have not reached an agreement with the surviving corporation. The court, after determining that the shareholder or shareholders in question have complied with all statutory requirements, may use any valuation method or combination of methods it deems appropriate to use, whether or not used by the surviving corporation or the dissenting shareholder, and may appoint appraisers to recommend the amount of the fair value of the shares. The court's determination will be binding on all Kinnard shareholders who properly exercised dissenters' rights and did not agree with the surviving corporation as to the fair value of the shares. Dissenting shareholders are entitled to judgment for the amount by which the court-determined fair value per share, plus interest, exceeds the amount per share, plus interest, remitted to the shareholders by the surviving corporation. The shareholders shall not be liable to the surviving corporation for any amounts paid by the surviving corporation which exceed the fair value of the shares as determined by the court, plus interest. The costs and expenses of such a proceeding, including the expenses and compensation of any appraisers, will be determined by the court and assessed against the surviving corporation, except that the court may, in its discretion, assess part or all of those costs and expenses against any shareholder whose action in demanding supplemental payment is found to be arbitrary, vexatious or not in good faith. The court may award fees and expenses to an attorney for the dissenting shareholders out of the amount, if any, awarded to such shareholders. Fees and expenses of experts or attorneys may also be assessed against any person who acted arbitrarily, vexatiously or not in good faith in bringing the proceeding.

     The surviving corporation may withhold the remittance of the estimated fair value, plus interest, for any shares owned by any person who was not a shareholder or who is dissenting on behalf of a person who was not a beneficial owner on June 6, 2000, the date on which the proposed merger was first announced to the public. The surviving corporation will forward to any such dissenting shareholder who has complied with all requirements in exercising dissenters' rights the notice and all other materials sent after shareholder approval of the merger to all shareholders who have properly exercised dissenters' rights, together with a statement of the reason for withholding the remittance and an offer to pay the dissenting shareholder the amount listed in the materials if the shareholder agrees to accept that amount in full satisfaction. The shareholder may decline this offer and demand payment by following the same procedure as that described for demand of supplemental payment by shareholders who owned their shares as of June 6, 2000. Any shareholder who did not own shares on June 6, 2000 and who fails properly to demand payment will be entitled only to the amount offered by the surviving corporation. Upon proper demand by any such shareholder, rules and procedures applicable in connection with receipt by the surviving corporation of the demand for supplemental payment given by a dissenting shareholder who owned shares on June 6, 2000 will also apply to any shareholder properly giving a demand but who did not own shares of record or beneficially on June 6, 2000, except that any such shareholder is not entitled to receive any remittance from the surviving corporation until the fair value of the shares, plus interest, has been determined pursuant to such rules and procedures.

     Shareholders considering exercising dissenters' rights should bear in mind that the fair value of their shares determined under Sections 302A.471 and 302A.473 of the MBCA could be more than, the same as or, in certain circumstances, less than the consideration they would receive pursuant to the merger agreement if they do not seek appraisal of their shares.

     Cash received pursuant to the exercise of dissenters' rights may be subject to federal or state income tax. See "The Merger -- Certain Material Federal Income Tax Consequences."

                              THE MERGER AGREEMENT

     The following describes the material terms of the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A and is incorporated herein by reference. Because a summary cannot provide you with every detail, you are urged to read the entire merger agreement.

STRUCTURE OF MERGER

     When the merger is completed, Kinnard will be merged with and into SW Acquisition, Inc. (a subsidiary formed by Stockwalk to complete the merger), the separate corporate existence of Kinnard will cease, and SW Acquisition will continue as the surviving corporation. As a result of the merger, SW Acquisition will succeed to and assume all of the rights and obligations of Kinnard in accordance with Minnesota law. The directors of SW Acquisition and the officers of Kinnard, respectively, will be the directors and officers of the surviving corporation, and the articles of incorporation and bylaws of SW Acquisition will be the articles of incorporation and bylaws of the surviving corporation.

     The merger will be effective upon the filing of articles of merger with the Minnesota Secretary of State, or at such later time and date as set forth in the articles of merger.

PROCEDURES FOR EXCHANGE

     Stockwalk will appoint a bank or trust company to act as exchange agent for the payment of the merger consideration. On the closing date, Stockwalk will deposit funds with the exchange agent sufficient to pay the cash portion of the merger consideration. The exchange agent will mail the following to each record holder of Kinnard stock immediately after the effective time:

     - instructions for surrendering the stock certificates for the merger consideration; and

     - a letter of transmittal specifying that delivery of stock certificates, or other evidence of stock ownership, will be made, and the risk of loss of the certificates will pass, only on delivery of certificates to the exchange agent.

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

     Upon the surrender of each Kinnard certificate, the exchange agent will pay each holder the cash consideration multiplied by the number of shares exchanged and deliver the number of whole Stockwalk shares equal to the number of shares exchanged times the exchange ratio.

     No fractional shares of Stockwalk stock will be issued in the merger, and any holder entitled to receive a fraction of a share will instead receive an amount in cash equal to the per share market value of the fractional share, based on the closing price of Stockwalk's stock on the last full day prior to the closing date. No dividends or other distributions with respect to unexchanged shares of Kinnard stock with a record date after the effective time will be paid to the holder of any unsurrendered certificate until the certificate is surrendered.

     Any portion of the exchange fund which remains undistributed to Kinnard shareholders for six months after the effective time will be delivered to Stockwalk, upon demand. After that time, any former Kinnard shareholders who have not complied with the exchange provisions of the merger agreement may look only to Stockwalk for payment of their merger consideration.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains various representations and warranties with respect to Kinnard and its subsidiaries relating to, among other things, the following:

     - their corporate organization, existence, good standing and similar corporate matters;

     - the authorization, delivery and enforceability of the merger agreement;

     - the absence of governmental consents and approvals;

     - the absence of conflicts, violations and defaults under their charters or bylaws and under other agreements and documents;

     - their capitalization;

     - information relating to subsidiaries;

     - the accuracy and completeness of the documents and reports filed with the SEC;

     - the absence of certain material changes or events since December 31, 1999;

     - the absence of defaults or material breaches under existing material contracts;

     - registration matters;

     - compliance with applicable laws;

     - material properties and assets;

     - the filing of tax returns and payment of taxes;

     - the absence of material pending or threatened litigation;

     - employees and labor matters;

     - employee benefit plans and related matters;

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

     - the absence of environmental liabilities;

     - internal accounting controls;

     - derivatives;

     - intellectual property matters;

     - insurance policies;

     - brokers fees and expenses; and

     - tax treatment of the merger.

     The merger agreement also contains various representations and warranties of Stockwalk and SW Acquisition relating to substantially the same matters, with the addition of certain representations and warranties concerning the activity of Stockwalk, the validity of Stockwalk's stock and the availability of funds to complete the merger.

     The representations and warranties of the parties do not continue after completion of the merger, but could be the basis for a party's refusal to complete the merger if a representation is not true and the untrue representation would have a materially adverse effect on the party making the representation.

CONCEPT OF MATERIAL ADVERSE EFFECT/MATERIAL ADVERSE CHANGE

     As used in the merger agreement and this proxy statement/prospectus, the term "material adverse effect" means an effect that is, individually or in the aggregate, both material and adverse to Stockwalk, Kinnard or the surviving corporation. It does not include the effects of general changes in the securities industry, changes in generally accepted accounting principles or in laws of general applicability, or actions or omissions of Kinnard taken with Stockwalk's prior written consent.

CONDUCT OF KINNARD BUSINESS PENDING THE MERGER

     Until the completion of the merger, Kinnard will conduct its business in the ordinary course consistent with past practice and will do the following:

     - seek to preserve its business organization and assets;

     - seek to preserve its relations with its clients, customers, correspondents, independent contractors and suppliers; and

     - seek to preserve its relations with its employees and business associates.

     Except as permitted or required under the merger agreement, Kinnard has further agreed that until the completion of the merger it will not, nor will it permit any of its subsidiaries, to do the following:

     - issue any stock, stock options or other similar stock-based employee rights;

     - make, declare, pay or set aside for payment any dividends on its capital stock;

     - adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock;

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

     - except as may be required by law or permitted by the merger agreement, adopt, amend, modify or renew any employment agreement;

     - enter into, adopt, amend or modify any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare plan, program or arrangement;

     - except in the ordinary course of business, dispose of or discontinue any material portion of its assets, business or properties;

     - except for in the ordinary course of business, acquire a material portion of the assets of any other person;

     - amend its articles of incorporations or bylaws;

     - except as may be required by generally accepted accounting principles, change any of its accounting principles, practices or methods;

     - except in the ordinary course of business, enter into, renew or modify any material contract;

     - settle any claim, action or proceeding, except for those, individually and in the aggregate, with money damages of not more than $250,000, and which could not reasonably be expected to establish an adverse precedent or basis for subsequent settlements;

     - authorize any new capital expenditure other than budgeted amounts disclosed to Stockwalk or expenditures in the ordinary course of business not exceeding $250,000;

     - except as required by law or regulation, implement or adopt any material change in its risk management policies, procedures or practices, materially restructure or change its investment securities portfolio;

     - make or change any tax election, change any accounting period, adopt or change any method of tax accounting, file any amended tax return, or settle or compromise any material right to receive a tax refund;

     - except in the ordinary course of business or customary forgivable loans made to employees, incur, assume or guarantee any debt;

     - forgive or extinguish any indebtedness to it except for customary concessions regarding margin indebtedness of brokerage clients and regularly scheduled forgiveness of loans made to employees prior to the merger agreement; or

     - enter into any agreement or commitment providing for the taking of any action that would be prohibited by the merger agreement.

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

NO SOLICITATION

     Kinnard has agreed that it will not, nor will it permit any of its subsidiaries nor any of its subsidiaries' officers, directors, employees, representatives, agents or affiliates to

     - initiate, solicit or encourage any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a proposal to acquire Kinnard;

     - enter into or continue discussions or negotiations in furtherance of any inquiries or to obtain an acquisition proposal; or

     - agree to, approve, recommend or endorse any acquisition proposal.

Kinnard has also agreed to notify Stockwalk of any inquiries or acquisition proposals.

     Despite these restrictions, Kinnard's board may engage in discussions with any person or entity in response to an unsolicited proposal, and recommend such unsolicited proposal to its shareholders if the board concludes in good faith that the proposal is more favorable to Kinnard's shareholders than the merger. Before entering into such discussions or negotiations, Kinnard must notify Stockwalk and enter into a confidentiality agreement with the proposing person or entity. Additionally, if Kinnard does accept a superior proposal or fails to recommend the merger agreement to its shareholders, and within twelve months Kinnard enters into an acquisition agreement with another party, Kinnard must pay Stockwalk a $1.0 million termination fee. See "The Merger Agreement -- Termination of the Merger Agreement" and "The Merger Agreement -- Payment of Fees and Expenses; Termination Fees."

REASONABLE BEST EFFORTS; REGULATORY APPLICATIONS

     Kinnard and Stockwalk will use their reasonable best efforts to complete the merger as promptly as reasonably possible. Kinnard and Stockwalk have agreed to use their best efforts to obtain all consents or approvals of persons with whom they do business if failure to obtain such consents or approvals would have a material adverse effect on the merger becoming effective. Kinnard and Stockwalk will also use their reasonable best efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities.

CONDITIONS TO THE MERGER

     The obligations of Kinnard and Stockwalk to complete the merger are subject to the satisfaction or waiver of the following conditions:

     - no temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the merger;

     - the effectiveness of the registration statement on Form S-4 registering under the Securities Act the Stockwalk stock to be issued as part of the merger consideration;

     - the authorization by the Nasdaq NMS of the listing of the Stockwalk stock issuable in the merger;

     - all approvals, authorizations and consents of governmental authorities and regulatory organizations;

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

     - the approval of the merger agreement by the shareholders of Kinnard;

     - the receipt of a tax opinion of Kinnard's independent auditors that the merger will qualify as a reorganization under the Internal Revenue Code;

     - the absence of any federal or state litigation by any government or governmental agency against Kinnard or Stockwalk challenging the merger or relating to the merger; and

     - the absence of any litigation by any person against either party which would have a material adverse effect on Kinnard or Stockwalk.

     The obligation of Kinnard to complete the merger is also subject to the satisfaction of the following conditions:

     - the representations and warranties of Stockwalk and SW Acquisition contained in the merger agreement must be true and correct, and Stockwalk shall have delivered to Kinnard a certificate to that effect; and

     - each of the obligations of Stockwalk to be performed before completion of the merger must have been duly performed in all material respects, and Stockwalk shall have delivered to Kinnard a certificate to that effect.

     The obligations of Stockwalk and SW Acquisition to effect the merger are also subject to the satisfaction of the following conditions prior to the effective time:

     - the representations and warranties of Kinnard contained in the merger agreement must be true and correct, and Kinnard shall have delivered to Stockwalk a certificate to that effect;

     - each of the obligations of Kinnard to be performed before completion of the merger must have been performed in all material respects, and Kinnard shall have delivered to Stockwalk a certificate to that effect; and

     - all consents or approvals of all persons other than governmental entities required for performance of the merger agreement and for giving the merger effect shall have been obtained and be in full force and effect, unless the failure to obtain such consents or approvals is not likely to have a material adverse effect on Kinnard or the surviving corporation.

TERMINATION OF THE MERGER AGREEMENT

     Kinnard and Stockwalk can mutually agree to terminate the merger agreement at any time prior to the effective time. Kinnard or Stockwalk can terminate the merger agreement in the following circumstances:

     - the other party breaches any representation or warranty, or any of the covenants or agreements contained within the agreement, if the breach cannot be cured within 30 days after receiving written notice of the breach;

     - the merger is not completed by December 31, 2000, unless such failure is the fault of the party seeking to terminate the agreement; or

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

     - the approval of any governmental authority required for consummation of the merger is denied by final nonappealable action, or if the approval of Kinnard's shareholders is not obtained.

     Stockwalk can terminate the merger agreement if Kinnard's board withdraws, modifies or amends its approval or recommendation of the merger or its recommendation that its shareholders approve the agreement. Stockwalk can also terminate the agreement if Kinnard's board approves, recommends or endorses any proposal for a transaction other than the merger.

     Kinnard can terminate the merger agreement if its board authorizes it to enter into a transaction constituting a superior proposal, and Kinnard notifies Stockwalk of its intention to enter into the agreement, as long as Stockwalk does not, within 5 business days of receiving such notice, make an offer that Kinnard's board determines in good faith is at least as favorable to Kinnard's shareholders as the superior proposal is.

AMENDMENT AND WAIVER

     Kinnard and Stockwalk may, prior to completion of the merger, waive any provision by which they are benefited. Additionally, the merger agreement may be amended by the parties at any time before shareholder approval. After approval, no amendment may be made that requires further approval by the shareholders unless another shareholder vote is taken. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties and approved or authorized by their respective boards.

PAYMENT OF FEES AND EXPENSES; TERMINATION FEES

     Kinnard and Stockwalk will bear all of their own expenses incurred in connection with the merger. The costs of filing and printing the Form S-4 and the proxy statement/ prospectus, mailing expenses, and the cost of the tax opinion will be shared equally by Kinnard and Stockwalk.

     Kinnard must pay Stockwalk a $1.0 million termination fee if the merger agreement is terminated for any of the following reasons:

     - by Kinnard to accept a superior proposal;

     - by Stockwalk because of Kinnard's board's failure to recommend the merger agreement, and within 12 months of such termination, Kinnard enters into a letter of intent or definitive agreement with respect to an acquisition proposal, or such acquisition proposal is consummated; or

     - the agreement is terminated by Kinnard or Stockwalk because of failure to receive approval of Kinnard's shareholders, and at any time at or before the shareholder meeting a different acquisition proposal is announced, and within 12 months of such termination, Kinnard enters into a letter of intent or definitive agreement with respect to such acquisition proposal, or such acquisition proposal is consummated.

     At the time the merger agreement was signed, Stockwalk placed $1.0 million in escrow as part of the cash consideration to be paid at closing. If the merger agreement is terminated by mutual consent (and such mutual termination provides for the return of the escrow deposit to Stockwalk), or if the merger agreement is terminated because of failure

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

to receive approval from Kinnard's shareholders, failure of Kinnard's board to recommend the merger, or because Kinnard authorizes an alternative transaction, or if Stockwalk terminates the agreement because of a breach by Kinnard or because the merger is not completed by December 31, 2000, the escrow deposit, plus all interest accrued, will be returned to Stockwalk. If the merger agreement is terminated by mutual consent (and such mutual termination provides for payment of the escrow deposit to Kinnard), or if the merger agreement is terminated by Kinnard because of a breach by Stockwalk or because the merger is not completed by December 31, 2000, due to inaction or fault by Stockwalk, the escrow deposit, plus all interest accrued, will be paid to Kinnard.

                              BUSINESS OF KINNARD

     Kinnard is a holding company, whose subsidiaries have been providing financial products and services for over 50 years. The primary subsidiary, John
G. Kinnard and Company, Incorporated is a regional broker-dealer headquartered in Minneapolis.

     John G. Kinnard is a full-service broker-dealer engaged in securities brokerage, trading, investment banking, asset management and related financial services to both retail and institutional customers. The capital markets group focuses generally on emerging growth companies with market capitalizations of up to $250 million. Through the fixed income originations group, John G. Kinnard raises capital for municipalities and other business entities. Other products and services include mutual funds, insurance products, investment management, IRA services, and fixed income securities. NoDakBONDSinc, a wholly-owned subsidiary of John G. Kinnard, acts as a fiscal agent in the state of North Dakota. John G. Kinnard is a member of the Chicago Stock Exchange and the National Association of Securities Dealers, Inc. and is registered as an investment adviser under the Investment Advisers Act of 1940.

     As of May 31, 2000, Kinnard employed 264 full-time employees and had 13 branch offices located in Minnesota, North Dakota and South Dakota.

     The principal executive offices of Kinnard are located at 920 Second Avenue South, Minneapolis, Minnesota, 55402, and its telephone number is (612) 370-2700.

                             BUSINESS OF STOCKWALK

OVERVIEW

     Stockwalk is a technologically-driven regional securities firm headquartered in Minneapolis, Minnesota. Through its operating subsidiaries, Stockwalk provides a broad range of investment services to individual, corporate and public clients. These services include both traditional and online securities brokerage, investment banking and research services and the processing of securities transactions for correspondent brokerage firms and financial institutions. At March 31, 2000, Stockwalk employed 367 people in nine offices located in Minnesota, Florida, Texas, Arizona, Illinois and California. At March 31, 2000, Stockwalk had total assets of approximately $539 million and shareholders' equity of approximately $24.7 million.

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

RECENT DEVELOPMENTS

     In March 2000, Stockwalk completed a $11.7 million private placement, net of offering expenses, of approximately 1,600,000 million shares of its common stock. In this placement, each investor also received a three-year warrant to purchase one additional share of common stock at $10.00 per share for each ten shares purchased.

     Stockwalk's license agreement with Telescan, Inc., completed in March 2000, allows it to private label Telescan's online financial analytical tools with its online brokerage services. Thus, both Stockwalk's direct customers and customers it obtains via its private label agreements will have access to sophisticated financial information. Stockwalk also purchased a three-year renewable license to market and sub-license Telescan's system operation services on both an exclusive and non-exclusive basis to certain banks and broker-dealers. In connection with this license agreement, Stockwalk issued Telescan 309,000 shares of its common stock at $7.50 per share, along with warrants to purchase 30,900 shares at $10.00 per share. Approximately $1.8 million of this amount was applied to eliminate obligations related to the license. A portion of these shares were allocated to full payment of monthly license service fees.

     In April 2000, Stockwalk's Miller, Johnson & Kuehn subsidiary acquired the brokerage assets of Concord Services, LLC, a Chicago, Illinois, registered broker-dealer. Concord services approximately 1,100 primarily individual accounts holding assets of approximately $800 million. The entire purchase price is payable over a five-year period out of future commissions earned by Stockwalk from transactions in the customer accounts acquired.


     In April 2000, Stockwalk filed a registration statement with the Securities and Exchange Commission in connection with the offer and sale of $20 million of convertible subordinated notes. The registration statement has not become effective, and there is no assurance that the offering will be completed or that all of the convertible subordinated notes will be sold.


     In June 2000, Stockwalk renamed its Arnold Securities broker-dealer subsidiary Online Brokerage Solutions, Inc. This subsidiary will focus exclusively on offering Stockwalk's private label Stockwalk.com online brokerage services to Internet portals, small to medium-sized financial institutions and affinity groups.

STEICHEN ACQUISITION

     On June 6, 2000, along with the Kinnard merger, Stockwalk announced that it had entered into a definitive agreement and plan of merger pursuant to which R.J. Steichen & Company would be merged with a Stockwalk subsidiary. Steichen is a privately-owned full-service investment brokerage firm that has been in continuous operation since 1929. Steichen, a self-clearing firm, offers a complete range of financial products to individual investors, as well as services in the areas of corporate finance, equity research, sales and trading, and tax-exempt bonds. Similar to Stockwalk's research department, Steichen's equity research focuses on emerging growth companies typically headquartered in the upper midwest. As of March 31, 2000, Steichen had 82 full-time employees and 200 independent licensed sales representatives and had total revenues of approximately $52.5 million for the 12 months then-ended. Steichen's principal office is in Minneapolis, and it operates 11 additional offices in the Minneapolis-St. Paul metropolitan area, in addition to seven other branch offices in Minnesota, Arizona, Georgia, Texas and North Dakota.

     The Steichen merger agreement requires Stockwalk to issue an aggregate of 4,315,062 shares of its common stock in exchange for all of the issued and outstanding shares of Steichen's capital stock. The shares of Stockwalk's common stock to be issued pursuant to the Steichen merger agreement will not be registered. The shareholders of Steichen may earn up to an additional 2,000,000 shares of Stockwalk's restricted common stock pursuant to an earn-out provision. Completion of the Steichen merger is subject to certain conditions that are typical in transactions of this nature. Under the terms of the Steichen agreement, the Steichen entity will continue to operate as a separate corporate subsidiary for at least two years after completion of the merger. Additional material terms of the Steichen agreement are as follows:

     - Mr. John E. Feltl is withdrawing approximately $21.0 million in cash from Steichen, in the form of a dividend;

     - Mr. John E. Feltl has agreed to leave $3.0 million of capital in Steichen for two years. He will have the option, at the end of the two-year period, to be repaid $3.6 million or to convert such amount into shares of Stockwalk's common stock at a per share price equal to the lesser of 85% of the then-current fair market value of such stock or $10.00, but not less than $5.00 per share;

     - Stockwalk is also entering into a five-year employment/noncompete agreement with Mr. John E. Feltl pursuant to which he will be responsible for the Steichen operations and will receive a salary of $1.0 million per year. The salary will be deducted when determining Steichen's pre-tax earnings;

     - Stockwalk is also entering into a two-year employment agreement with Mr. John C. Feltl pursuant to which Stockwalk will pay him a signing bonus of $100,000 and a salary of $200,000 per year for two years, with all such amounts being deducted when determining Steichen's pre-tax earnings;

     - Mr. John E. Feltl will receive a five-year warrant to purchase 300,000 additional shares of Stockwalk's common stock at 85% of the fair market value of such shares on the date of completion of the merger. This warrant does not contain cashless exercise provisions, but it does contain piggyback registration rights; and

COMPETITION

     Stockwalk's online brokerage services offer clients the opportunity to direct their own investing activity without Stockwalk's advice. Stockwalk offers Internet and direct dial connections to clients, allowing them to directly place orders without the need for contact with a live broker. Representative competitors for online brokerage services include the following:

     - Ameritrade;

     - Charles Schwab & Co., Inc.;

     - DLJdirect Inc.; and

     - E*Trade Securities, Inc.

     Stockwalk does not have the resources or market presence to compete directly with the major online brokerage firms. Therefore, Stockwalk has chosen to focus its efforts on its private label business and thereby use online bank service providers, financial institutions and affinity groups and Internet portals to market its products to their customers and members.

     Stockwalk also faces several competitors in the clearing business. Most of the competition for its clearing division business comes from the following companies:

     - Bear Stearns Securities Corp.;

     - Credit Suisse First Boston Corporation;

     - National Securities Corporation;

     - Southwest Securities, Inc.; and

     - U.S. Securities & Futures Corp.

All of these firms provide clearing services including the confirmation, receipt, settlement and delivery functions involved in securities transactions. Many of Stockwalk's clearing competitors are substantially larger than it and may be able to offer more favorable terms to their clearing customers.

EMPLOYEES

     As of March 31, 2000, Stockwalk had approximately 367 full-time employees. Of these, 285 were employed by MJK, and 82 were employed by Stockwalk.com. None of Stockwalk's employees is represented by a collective bargaining unit.

PROPERTIES

     Stockwalk's principal executive offices are located at 5500 Wayzata Boulevard, Minneapolis, Minnesota 55416 where Stockwalk leases approximately 67,000 square feet of office space. The leases for these premises expire in March 2004. Stockwalk also has leases for a total of approximately 32,000 square feet for its regional branch offices, with month-to-month leases or term leases terminating as late as February 2004. Stockwalk's existing facilities are adequate for the short-term future, especially if it completes the Steichen and Kinnard mergers. If Stockwalk outgrows its existing facilities, it believes that additional space can be timely obtained on acceptable terms.

                 SELECTED HISTORICAL FINANCIAL DATA OF KINNARD

     The following selected historical financial data of Kinnard for each of the five years ended December 31, 1995 through December 31, 1999 has been derived from Kinnard's audited financial statements for such periods. The information as of, and for the period ended March 31, 2000, has been derived from unaudited historical financial statements.

                                                                           AS OF, AND FOR
                                                                           THE THREE MONTH
                                 FISCAL YEAR ENDED DECEMBER 31,             PERIOD ENDED
                         -----------------------------------------------      MARCH 31,
                          1995      1996      1997      1998      1999          2000
                         -------   -------   -------   -------   -------   ---------------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA) (UNAUDITED)
FINANCIAL CONDITION:
  Cash and cash
     equivalents.......  $ 5,766   $14,031   $ 3,886   $ 2,689   $ 8,018       $ 8,346
  Total assets.........   45,897    47,141    43,972    36,364    40,427        41,328
  Total liabilities....   20,592    11,112     8,400     6,858    11,463        10,574
  Shareholders'
     equity............   25,305    36,029    35,572    29,506    28,964        30,754
OPERATING RESULTS:
  Total revenues.......   75,333    99,977    49,846    40,944    54,868        19,022
  Total operating
     expenses..........   69,647    80,311    49,310    46,573    50,355        16,510
  Income (loss) before
     income taxes......    5,686    19,666       536    (5,629)    4,513         2,512
  Net income (loss)....    3,376    11,698       308    (3,376)    2,709         1,507
PER SHARE DATA:
  Earnings
     (loss) -- Basic...     0.54      1.93      0.05     (0.58)     0.54          0.31
  Earnings (loss) --
     Diluted...........     0.54      1.92      0.05     (0.58)     0.53          0.29
  Book value...........     4.04      5.98      5.97      5.38      6.06          6.34

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                             OPERATIONS OF KINNARD

RESULTS OF OPERATIONS

     The following table sets forth a summary of changes in the major categories of revenues and expenses from the prior year's results:

                                              YEAR ENDED DECEMBER 31,
                                     -----------------------------------------
                                      1999 VERSUS 1998      1998 VERSUS 1997
                                     INCREASE (DECREASE)   INCREASE (DECREASE)
                                     -------------------   -------------------
                                     DOLLARS    PERCENT    DOLLARS    PERCENT
                                     --------   --------   --------   --------
                                                  (IN THOUSANDS)
Revenues:
  Commissions......................  $ 1,961       13%     $   (61)        0%
  Principal transactions...........    6,255       38       (9,476)      (37)
  Net gains/losses on investment
     account.......................    6,707       --         (642)     (141)
  Investment banking...............   (1,801)     (32)       1,663        42
  Interest.........................      216       15         (854)      (38)
  Other............................      586       20          468        19
                                     -------               -------
  Total revenues...................   13,924       34       (8,902)      (18)
Expenses:
  Compensation and benefits........    3,268       10       (2,512)       (7)
  Floor brokerage and clearance....      518       15         (758)      (18)
  Communications...................     (145)     (16)         123        16
  Occupancy and equipment..........     (393)      (7)         221         4
  Other............................      534       10          189         4
                                     -------               -------
  Total expenses...................    3,782        8       (2,737)       (6)
                                     -------               -------
Income (loss) before income
  taxes............................   10,142       --       (6,165)       --
Income tax expense (benefit).......    4,057       --       (2,481)       --
                                     -------               -------
Net income (loss)..................  $ 6,085       --      $(3,684)       --
                                     =======      ===      =======      ====

GENERAL

     Kinnard is engaged in securities brokerage, trading, investment banking, asset management and related financial services. Competition in these activities is intense and sensitive to a variety of market factors, including trading volumes, interest rates, inflation and regional economic changes, which may result in fluctuating revenues. While revenues may be variable, a large portion of Kinnard's expenses are fixed, which may result in earning that vary significantly from period to period.

FISCAL YEARS ENDED DECEMBER 31, 1999 AND 1998


     Kinnard earned net income of $2.7 million, or 53 cents per diluted share, on revenues of $54.9 million for the twelve months ended December 31, 1999. This compares to a net loss of $3.4 million, or 58 cents per diluted share, on revenues of $40.9 million for the same period in 1998. Improved earnings were a result of substantial improvements in the core operating revenue of all business lines and realized gains in the investment portfolio.

     Commission revenues increased by $1.9 million, or 13% as a result of industry-wide increases in transaction volumes. Revenues from principal transactions increased by $6.3 million, or 38% driven by higher transaction volumes and significantly higher trading profits as investor interest in small capitalization companies in which Kinnard acts as a market maker increased in the second half of 1999.

     The net gain on securities held in the investment account of $6.5 million in 1999, compared to a net loss of $187,000 in 1998, included a $4.0 million gain on the exercise and sale of stock warrants in December 1999. The investment account has historically been a volatile source of income for Kinnard.

     Investment banking revenue decreased by $1.8 million, or 32% as Kinnard's public equity offerings activity remained weak, and the industry experienced a slowdown for public finance offerings in the fourth quarter of 1999. Revenues related to equity offerings decreased by $2.3 million, or 52% as Kinnard completed two public equity offerings and four private financings, which compares to three public offerings and two private placements in the prior year. The mergers, acquisitions and advisory group participated in 19 transactions during 1999 compared to 15 transactions in the prior year. Revenues related to fixed income offerings increased by $491,000, or 41% compared to 1998. The fixed income originations group raised $221 million in capital for its municipal and corporate clients which compares to $186 million raised in 1998.

     Interest income increased by $216,000, or 15% primarily as a result of increases in customer margin balances and investments in fixed income securities. Other income increased by $586,000, or 20% as a result of increased fee revenue from managed accounts and cash management fees.

     The expense for employee compensation and benefits increased by $3.3 million or 10% from the prior year, due to increased commissions and profitability incentives. A portion of this increase was offset by a reduction in full-time employees predominately in overhead and support positions. Variable compensation, including commissions and revenue and profit based incentive compensation, increased $3.0 million over the prior year while fixed compensation decreased by $463,000 compared to the prior year as a result of a decrease in the number of full-time employees. The number of full-time employees decreased from 297 at December 31, 1998 to 248 at December 31, 1999. Kinnard also accrued for a $796,093 ESOP contribution as a result of the increased profitability of Kinnard.

     Floor brokerage and clearance expense increased by 15%, which is less than the increase in associated transaction revenues. Kinnard continued to benefit in 1999 from lower clearing fees as a result of converting its clearing business to Banc of America Securities in June 1998.

     The decrease in communications expense in 1999 of $145,000 or 16% reflects the realization of cost savings from the 1998 implementation of enhanced and expanded internal communication and information systems. Occupancy and equipment expense decreased $393,000 or 7% due in part to office consolidations and lower equipment rental expense. Other expense increased $534,000 or 10% from 1998. Expense reductions in office supplies, errors and omissions insurance, postage and travel and entertainment costs were offset by increases in professional services expense during the year. The increase in professional services expense was a result of $349,000 in attorney fees relating to the Dain arbitration proceedings and $385,000 in a one-time charge relating to the termination of a merger agreement in the third quarter.

FISCAL YEARS ENDED DECEMBER 31, 1998 AND 1997

     For the year ended December 31, 1998, Kinnard incurred a net loss of $3.4 million, or 58 cents per diluted share, on revenues of $40.9 million. This compares to net earnings of $308,000, or five cents per diluted share, on revenues of $49.8 million for the same period in 1997. Lower revenues were the result of fewer retail transactions, a difficult equity trading environment, and a slowdown of public equity offerings in the latter half of the year.

     Commissions decreased by $61,000 in calendar 1998. Record sales of mutual funds and options were offset by declines in listed equity securities and insurance products.

     Revenues from principal transactions decreased by $9.5 million, or 37%. Kinnard experienced a difficult equity trading environment due in part to volatile markets -- particularly small-cap issues in which Kinnard focuses its market making activities -- and new trading rules and regulatory changes. Kinnard responded by decreasing the number of stocks in which it makes a market to under 200 from approximately 350 at December 31, 1997.

     The net loss on securities held in the investment account was $187,000 in 1998, which compares to a net gain of $455,000 in 1997. The investment account has historically been a volatile source of income for Kinnard.

     Investment banking revenue increased by $1.7 million or 42% from the prior year. During 1998 Kinnard completed three public equity offerings and two private financings, which compares to one public offering and nine private placements in the prior year. Also during the current year, the mergers, acquisitions and advisory group participated in 15 transactions. The fixed income originations group had a record year, raising over $190 million in capital for its municipal and corporate clients.

     Interest income decreased by 38% primarily as a result of declines in fixed income trading and investment securities, margin balances, and interest rates. Other income increased by 19% due primarily to an increase in managed accounts and cash management fees.

     The expense for employee compensation and benefits decreased by $2.5 million or 7% from the prior year. Variable compensation, such as commissions paid to investment executives and incentive compensation, declined as a result of lower revenues and profitability. Compensation and benefits were also favorably impacted by a decline in the number of full-time employees to 297 at December 31, 1998 from 338 at year-end 1997.

     Floor brokerage and clearance expense declined by 18%, which was greater than the decline in associated transactions. Kinnard benefited from lower clearing fees as a result of converting its clearing business to Banc of America Securities in June 1998.

     The increase in communications expense in 1998 reflects the cost of enhancing and expanding Kinnard's internal communication and information systems. Occupancy and equipment expense increased by 4% due in part to the implementation of new technologies and services, some of which were associated with the clearing conversion. Other expenses increased by 4% from the prior year as a result of consulting fees associated with system conversions.

QUARTERLY RESULTS

     Selected unaudited data reflecting Kinnard's results of operations for each of the last nine quarters are shown in the following table. The information for each of these quarters includes all normal and recurring adjustments and accruals which Kinnard considers necessary for a fair presentation. These operating results, however, are not necessarily indicative of results for any future period.

                                                  THREE MONTHS ENDED
                                    -----------------------------------------------
                                    MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                    --------   -------   ------------   -----------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
2000
  Revenues........................  $19,022    $    --     $    --        $    --
  Net income......................    1,507         --          --             --
  Basic earnings per share........     0.31         --          --             --
  Diluted earnings per share......     0.29         --          --             --
1999
  Revenues........................  $11,818    $12,806     $11,327        $18,917
  Net income (loss)...............      353        324        (368)         2,400
  Basic earnings (loss) per
     share........................     0.07       0.06       (0.07)          0.50
  Diluted earnings (loss) per
     share........................     0.07       0.06       (0.07)          0.49
1998
  Revenues........................  $12,902    $ 9,910     $ 7,270        $10,862
  Net income (loss)...............      263     (1,343)     (2,068)          (228)
  Basic earnings (loss) per
     share........................     0.04      (0.22)      (0.36)         (0.04)
  Diluted earnings (loss) per
     share........................     0.04      (0.22)      (0.36)         (0.04)

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES


     A large portion of Kinnard's assets are cash and assets readily convertible to cash. The portion of Kinnard's security investments and inventory that are readily marketable are stated at quoted market values. The less liquid portion of inventories and investments, which totaled $807,000 at December 31, 1999, are stated at fair value, which is determined by management's best estimate consistent with historical pricing procedures for illiquid securities.


     Inventories are generally maintained to facilitate customer transactions rather than for market speculation. Investment securities decreased $2.9 million in 1999 as Kinnard liquidated certain investment portfolio securities, resulting in realized gains and a corresponding increase in cash. Based on Kinnard's current liquidity position, available bank line, and operating plans, it is anticipated that Kinnard has sufficient resources to meet the cash requirements of its operations in the foreseeable future.

     As a securities broker-dealer, John G. Kinnard is required by NASD regulations to meet certain liquidity and capital standards. It has been in compliance with these regulations at all times.

FINANCING ACTIVITIES

     John G. Kinnard maintains a discretionary credit facility providing for conditional short-term borrowings of up to $10 million. The facility limits the borrowing to 90 days and is secured by the firm's marketable securities. Advances under the facility are at the bank's sole discretion, accrue interest at a fluctuating interest rate to be agreed upon by Kinnard and the bank, and are subject to certain affirmative and negative covenants. There are no fees or compensating balances related to the line of credit. There were no outstanding borrowings at December 31, 1999 and 1998 nor during the years then ended.

     In 1999 and 1998 Kinnard received proceeds of $274,000 and $459,000, respectively, from the issuance of common stock to participants in the Employee Stock Purchase Plan and upon the exercise of options.

     During the years 1999, 1998 and 1997 Kinnard repurchased 760,000, 566,000 and 465,000 shares of its common stock at a total cost of $3.6 million, $3.1 million and $2.7 million, respectively. In November 1999, the board of directors authorized the repurchase of an additional 1,000,000 shares in the open market or through privately negotiated transactions, at the discretion of the firm's management. Remaining shares authorized for repurchase at December 31, 1999 are 1,231,491.

     In April 1997, Kinnard entered into a Subscription and Purchase Agreement with William F. Farley, whereby Mr. Farley purchased 325,000 Units of securities of Kinnard for $1.7 million or $5.25 per Unit. Each Unit consisted of one share of common stock of Kinnard and a warrant to purchase an additional share at a price of $6.00 per share.

EFFECTS OF INFLATION

     Because Kinnard's assets are to a large extent liquid in nature, they are not significantly affected by inflation. Increases in certain Kinnard expenses due to inflation, such as employee compensation, rent and communications, may not be readily recoverable in the price of its services. In addition, to the extent that inflation results in rising interest rates or has other adverse effects on the securities markets, it may adversely affect Kinnard's financial position and results of operations.

SEGMENTS

     Kinnard's reportable segments are: retail sales, equity capital markets, fixed income and other. The retail segment consists of various retail branch locations and the financial services division. Equity capital markets consists of equity trading, institutional sales, research and investment banking. Fixed income includes the origination, trading, and institutional sale of fixed income securities. Other consists of general corporate, administrative support functions and net gains or losses on the investment account.

     Information concerning operations in these segments of business is as follows:

         YEARS ENDED DECEMBER 31,             1999      1998      1997
         ------------------------            -------   -------   -------
                                                   (IN THOUSANDS)
Revenue:
  Retail sales.............................  $28,730   $24,737   $30,422
  Equity capital markets...................   11,720     8,660    10,192
  Fixed income.............................    6,182     5,943     6,224
  Other....................................    8,236     1,604     3,008
                                             -------   -------   -------
                                             $54,868   $40,944   $49,846
                                             =======   =======   =======
Pretax income (loss):
  Retail sales.............................  $ 4,983   $ 2,501   $ 4,342
  Equity capital markets...................   (1,148)   (3,126)     (509)
  Fixed income.............................      840     1,132     1,166
  Other....................................     (162)   (6,136)   (4,463)
                                             -------   -------   -------
                                             $ 4,513   $(5,629)  $   536
                                             =======   =======   =======

THREE MONTHS ENDED MARCH 31, 2000 AND 1999

     The following table sets forth a summary of first quarter increases (decreases) in segment revenues and expenses for 2000 versus 1999.

                                  THREE MONTHS ENDED   CHANGE FROM
                                    MARCH 31, 2000     PRIOR YEAR    PERCENT
                                  ------------------   -----------   -------
                                           (IN THOUSANDS)
Operating revenues:
  Retail........................       $11,259           $ 4,363       63.3%
  Equity capital markets........         5,597             3,164      130.0
  Fixed income..................         1,882               553       41.6
  Corporate.....................           284              (876)     (75.5)
                                       -------           -------     ------
Total operating revenues                19,022             8,228       73.8%
                                       -------           -------     ------
Operating income:
  Retail........................         2,416             1,233      104.2
  Equity capital markets........         1,074             1,479     (365.2)
  Fixed income..................           435               232      114.3
  Corporate.....................        (1,413)           (1,019)    (258.6)
                                       -------           -------     ------
Pretax income...................         2,512             1,925      327.9%
                                       -------           -------     ------
Income tax expense..............         1,005               771      329.5
                                       -------           -------     ------
Net income......................       $ 1,507           $ 1,154      326.9%
                                       =======           =======     ======

RETAIL SALES

     The Retail Sales business segment consists of various branch locations and the financial services division. Revenue is generated primarily on commissions generated by the sale of financial products and services to individual investors.

     The improvement in retail revenues was due to increased transaction levels and improved investment executive productivity. Individual investors were more active in the current period as evidenced by increases in the NASDAQ index, which includes small cap stocks in which Kinnard specializes. Products that recorded significant revenue increases included OTC principal, exchange listed securities, OTC agency, options, unit trust and revenues from corporate finance and syndicate offerings.

     The operating profit of Retail Sales in the current period was $2.4 million, an increase of $1.2 million or 104.2% over the first quarter of 1999. The improvement was due primarily to an increase in revenues along with a reduction of certain fixed costs from the closing of unprofitable branch offices.

EQUITY CAPITAL MARKETS

     Equity Capital Markets consists of equity trading, institutional sales, research and investment banking. Investment banking includes the fees earned on public equity underwritings, private placements and merger and acquisition transactions.

     The increase in Equity Capital Markets revenue was the result of a $1.3 million increase in trading revenue from $0.9 million in the first quarter of 1999 to $2.2 million in the quarter ended March 31, 2000, and the result of approximately $1.2 million in revenue generated by the February 2000 WorldQuest Networks, Inc. public offering for which Kinnard was a co-manager. There were no significant investment banking transactions in the first quarter of 1999. The timing and magnitude of investment banking activity can vary significantly from period to period based on market conditions and other factors.

     Equity Capital Markets group operating income of $1,074,000 in the first quarter of 2000 compares to an operating loss of $405,000 in the first quarter of 1999. The increase is primarily the result of increased trading and investment banking revenues offset by commission expense and incentives and other incremental compensation costs associated with the WorldQuest Networks, Inc. public offering.

FIXED INCOME

     Fixed Income includes the origination, trading and institutional sale of fixed income securities. The Fixed Income group results are driven largely by the activity of the originations department which raises capital for municipal and corporate clients located primarily in the Upper Midwest.

     Fixed Income revenues increased by $553,000 or 41.6% from the first quarter of 1999. Fixed income origination revenue increased $229,000 from the first quarter of 1999 as a result of an increase in the number and size of bond originations. Bond trading revenue increased $225,000 from the first quarter of 1999, mostly due to increased municipal bond trading activities. Revenues for the institutional sales and trading of other fixed income securities were down reflecting the continued slow pace of volumes from the fourth quarter of 1999. Fixed income operating income increased $232,000 from the first quarter of 1999 reflecting the higher revenues for both originations and trading.

CORPORATE

     Corporate consists of various administrative functions required to support the revenue generating business units, such as Accounting, Human Resources and Marketing, and Kinnard's investment portfolio.

     The operating loss in the Corporate area increased by $1.0 million or 258.6%. Operating cost savings improved over last year, offset by higher incremental incentive compensation costs driven by increased consolidated corporate profits. The net loss on the investment account of $352,000 in the current period compares to a net gain of $672,000 in the first quarter of 1999. Kinnard's investment account has historically been a volatile source of income, and may change significantly from period to period.

     Net income rose by $1,154,000 or 326.9% from the first quarter of 1999. Diluted earnings per share rose to twenty-nine cents from seven cents.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES


     A large portion of Kinnard's assets are cash and assets readily convertible to cash. The liquid portions of Kinnard's trading and investment securities are stated at quoted market values and are readily marketable. The less liquid portions of trading and investment securities, which totaled $1,150,000 at March 31, 2000, are stated at fair value, which is determined by management consistent with prior pricing practices.


     Between December 31, 1999 and March 31, 2000 trading securities decreased $1,017,000 and securities sold but not yet purchased decreased by $96,000. Both long and short inventories are generally maintained to facilitate customer transactions rather than for market speculation.

     Based on Kinnard's current liquidity positions, available bank line and operating plans, it is anticipated that Kinnard has sufficient resources to meet the cash requirements of its operations in the foreseeable future.

INVESTING ACTIVITIES

     Kinnard's investment account is invested in fixed income securities, publicly traded equity securities and privately placed equity securities. Equity securities, including warrants and private placement securities, are frequently held as a result of past investment banking activities performed by Kinnard. Kinnard may utilize outside advisors to manage a portion of the investment portfolio consistent with Kinnard's investment policy.

     The value of certain securities held in the investment account may fluctuate significantly, with the resulting valuation changes being reported as net gains or losses on the investment account. These fluctuations in value may have a material impact on reported earnings.

FINANCING ACTIVITIES

     John G. Kinnard maintains discretionary credit facilities in order to meet short-term operating needs of up to $10 million. At December 31, 1999 and March 31, 2000 there were no outstanding balances under these facilities.

     During the first three months of 2000, Kinnard repurchased no shares of its common stock. For the full year of 1999, a total of 760,000 shares were repurchased at a cost of $3.6 million. Remaining shares authorized by the Board of Directors for repurchase at March 31, 2000 are 1,231,491.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Kinnard's primary market risk exposure is the impact that market and interest rate volatility may have on the value of financial securities and underwriting commitments. Kinnard manages this risk exposure through a process of internal controls, due diligence and management review. Position limits for trading and inventory controls are established and monitored on an ongoing basis. The trading inventory is turned over frequently throughout the year. Securities held in the investment portfolio are guided by an investment policy and are reviewed on a regular basis. Current and proposed underwriting and other banking commitments are subject to due diligence reviews by the appropriate business unit as well as by senior management.

     Kinnard has evaluated its financial securities and underwriting commitments at March 31, 2000 and assessed the related market risk. This inventory is turned over frequently throughout the year. Based on this evaluation, in the opinion of management, the market risk associated with Kinnard's financial securities may have a material effect on the earnings in a particular period, but will not have a material adverse effect on the financial condition of Kinnard.

                 SELECTED HISTORICAL FINANCIAL DATA OF STEICHEN

     The following selected historical financial data for each of the five years ended September 30, 1995 through September 30, 1999 have been derived from Steichen's audited financial statements for the same time period. The information as of, and for the period ended, March 31, 2000, has been derived from unaudited historical financial statements.

                                                                            AS OF, AND FOR
                                                                            THE SIX MONTH
                                FISCAL YEAR ENDED SEPTEMBER 30,              PERIOD ENDED
                       --------------------------------------------------     MARCH 31,
                        1995      1996       1997       1998       1999          2000
                       -------   -------   --------   --------   --------   --------------
                                                 (IN THOUSANDS)              (UNAUDITED)
FINANCIAL CONDITION:
  Cash...............  $ 1,430   $ 7,730   $  4,717   $  1,915   $ 13,741      $    398
  Total assets.......   61,748    95,090    110,420    104,487    131,466       168,047
  Total
     liabilities.....   53,290    78,849     95,811     89,366    113,981       145,523
  Shareholders'
     equity..........    8,458    16,241     14,609     15,121     17,485        22,524
OPERATING RESULTS:
  Total revenues.....   26,461    49,726     42,520     37,819     40,434        31,244
  Total operating
     expenses........   21,917    36,364     35,293     35,010     36,374        25,553
  Net income(1)......    4,544    13,362      7,227      2,809      4,060         5,691
PER SHARE DATA(2):
  Earnings(1)........      227       668        361        140        203           285
  Book value.........      423       812        730        756        874         1,126

-------------------------

(1) For the periods presented above, Steichen has been a subchapter S corporation for income tax purposes. Accordingly, no provision for income taxes is included in the financial statements as Steichen's earnings have been allocated to the shareholder for inclusion in his individual income tax return.

(2) Per share data based on 20 shares of common stock which were outstanding during the periods presented.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS OF STEICHEN

GENERAL


     Steichen is a regional full service securities brokerage firm based in Minneapolis, Minnesota offering brokerage, trading, research and investment banking services. John E. Feltl is its principal shareholder and has owned Steichen since 1986. Steichen's market for research coverage and investment banking includes small capitalization, emerging growth and Minnesota start-up businesses. Steichen is self-clearing, meaning it holds securities on behalf of the customer and clears trades in-house. Revenues and performance in large part relate to the overall health of the small capitalization market. Steichen is a Subchapter S corporation for income tax purposes. Accordingly, no provision for income taxes is included in the financial statements, as Steichen's earnings are allocated to the shareholder for inclusion in his individual income taxes.


SEGMENTS

     Steichen's reportable segments are retail sales, equity capital markets, fixed income and other. The retail segment consists of commissions on equity and principal transactions, including mutual funds and insurance products. Equity capital markets consists of market making trading, institutional sales and investment banking. Fixed income includes the origination and trading of fixed income securities. Interest income has been presented separately as Steichen does not allocate these amounts to its segments. Other consists of general corporate and administrative support functions. Steichen does not provide balance sheet data for segment reporting as this data is not measured.

     Information concerning operations in these segments of business is as follows:

                                                 YEARS ENDED SEPTEMBER 30,
                                          ---------------------------------------
                                             1997          1998          1999
                                          -----------   -----------   -----------
Revenue:
  Retail sales..........................  $20,572,982   $18,059,773   $22,366,375
  Equity capital markets................   13,981,922     9,598,524     8,504,102
  Fixed income..........................      246,620     1,076,159     1,101,390
  Interest Income.......................    7,562,121     8,720,623     8,189,720
  Other.................................      156,333       363,863       272,642
                                          -----------   -----------   -----------
                                           42,519,978    37,818,942    40,434,229
                                          ===========   ===========   ===========
Net earnings (loss):
  Retail sales..........................     (231,826)      442,735     3,066,576
  Equity capital markets................    6,017,677     2,710,354     2,026,530
  Fixed income..........................       81,479       395,282       694,880
  Interest income, net..................    3,356,735     3,836,376     3,607,664
  Other.................................   (1,997,296)   (4,576,221)   (5,335,750)
                                          -----------   -----------   -----------
                                          $ 7,226,769   $ 2,808,526   $ 4,059,900
                                          ===========   ===========   ===========

RESULTS OF OPERATIONS

FISCAL YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO 1997:

     For the year ended September 30, 1998 Steichen earned $2.8 million excluding taxes on revenues of $37.8 million. Revenues decreased 11% or $4.7 million from $42.5 million in 1997, while earnings before taxes were down $4.4 million from $7.2 million in 1997. The sharp decline in earnings from 1997 is attributed to two primary components. First, commission-generated income declined 18%, while commissions and compensation expense was off just 7%. Second, Steichen incurred additional development costs for proprietary software in 1998 of approximately $900,000.

     The 11% decline in revenues from 1997 was due to a $4.1 million or 38% decrease in investment banking revenue and a 20% decline of $3.0 million in principal commissions and trading. Investment banking activity for 1997 included significant public offering and private placement transactions, which also impact our trading and principal activity. Beginning the last half of 1997 and continuing through 1998, Steichen experienced a significant decrease in investment banking activity, especially at the public level.

     Agency commissions actually increased $712,000 or 8%, while sales of investment company (mutual funds) and insurance products increased $70,000 or 13% from 1997. Interest and dividend income rose $1.2 million or 16% due to a 15% increase in average monthly margin debits in 1998. Margin debits in 1998 averaged $97.3 million verses $84.9 million in 1997.

     Other revenue increased $428,000 due to the addition of clearing services for an introducing brokerage firm.

     Expenses in 1998 were off 1% from 1997 at $35.0 million. While commission expense was lower, Steichen experienced increases in compensation, software technology, occupancy expenses and clearing costs. Commissions and compensation paid in 1998 was off $1.8 million or 7%. Lower commissions were offset in part by increased payroll for research, information technology, administration, and institutional sales.

     Interest expense of $4.9 million in 1998 represented an increase of $679,000 or 16% commensurate with the percent increase in interest income. Total customer free credit balances averaged $80.9 million in 1998, an increase of 7%. Approximately $221,000 of the increase was paid to customers, while the balance was paid to the bank under Steichen's credit facilities.

     Communications expense increased $125,000 or 6% due primarily to the addition of brokers and technological enhancements. Technology consulting fees increased $927,000 from $810,000 in 1997 to $1.7 million in 1998. The increase was due to Steichen's decision to develop proprietary front office and trade entry software systems to interface with its back office computer platform.

     Occupancy expense in 1998 increased $81,000 or 6% to $1.4 million. Steichen moved its main office into new office space in March 1997. 1998 was the first full year in the new space.

     Clearing costs increased 26% or $78,000 from 1997 due primarily to the types of transactions carried out in 1998 and due to costs associated with clearing for another broker dealer in 1998.

     Other operating expense includes promotion, customer write-offs and litigation losses and any other operating expenses. The significant decrease of $410,000 from 1997 is due to fewer losses from customer claims and disputes.

FISCAL YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO 1998

     Steichen earned $4.1 million before taxes in 1999 on revenues of $40.4 million. This compares to earnings of $2.8 million on revenues of $37.8 million in 1998, an increase of 45% and 7%, respectively. Improved earnings were the result of a substantial increase in commission income that offset revenue reductions in other categories, coupled with minimal increases in operating expenses.

     Revenues increased $2.6 million or 7% in 1999. Commissions on agency and principal transactions increased a combined 29%, due to stronger markets in 1999 for smaller capitalization stocks. Investment banking activity dropped by 44% in 1999 due to a reduced number and size of public offerings. Revenue from investment products and insurance products was up 21%. The combined increase for these four commission-generating categories was $3.4 million or 12%.

     Interest and dividend income was off 7% due to a slight reduction in interest rates charged margin accounts during 1999 and a 4% decrease in average monthly margin debits. Other revenue decreased 39% or $222,000 from 1998 primarily to discontinued clearing services for another firm.

     Expenses increased $1.4 million or 4% in 1999. Commissions and compensation increased $2.2 million from 1998, an increase of 10%. Steichen controlled administrative payroll costs in 1999 to minimize the effects of increased commissions paid. Interest costs were down $302,000 or 6% despite an 18% increase in monthly customer free credit balances from 1998. Reduced interest costs were a result of slightly lower interest rates in 1999 and reduced borrowings under Steichen's bank line.

     Communications expense was up $177,000 or 8% in 1999, due to certain expenditures for hardware and software upgrades in preparation for the change to the new millennium (Y2K). Technology consultant and data processing fees were down $476,000 or 27% in 1999 due to completion of significant ongoing software enhancements in the first quarter of the year. Occupancy expense remained fairly constant from 1998 to 1999. Clearing expense increased 7% in 1999 and is in line with a 7% increase in revenues.

     Other operational expense includes promotional fees, customer write-offs, and miscellaneous expense. This expense category was down $270,000 or 16% in from 1998 due primarily to lower losses on litigation and customer write-offs.

SIX MONTHS ENDED MARCH 31, 2000 COMPARED TO SIX MONTHS ENDED MARCH 31, 1999

                                                   SIX MONTH PERIOD ENDED MARCH 31,
                                                   ---------------------------------
                                                       1999                2000
                                                   -------------       -------------
Revenue:
  Retail sales...................................   $10,195,222         $19,718,761
  Equity capital markets.........................     4,195,053           5,324,966
  Fixed income...................................       499,328             491,506
  Interest income................................     3,868,968           5,115,917
  Other..........................................       385,610             592,884
                                                    -----------         -----------
          Total..................................   $19,144,181         $31,244,034
                                                    ===========         ===========
Net earnings (loss):
  Retail sales...................................   $ 1,153,438         $ 3,428,780
  Equity capital markets.........................       866,909           2,269,380
  Fixed income...................................       310,040             290,839
  Interest income, net...........................     1,713,355           2,357,965
  Other..........................................    (2,318,719)         (2,656,008)
                                                    -----------         -----------
          Total..................................   $ 1,725,023         $ 5,690,956
                                                    ===========         ===========

     For the six months ended March 31, 2000, revenues and earnings excluding taxes were $31.2 million and $5.7 million, respectively. Revenues increased $12.1 million from $19.1 million in 1999, an increase of 63%, while earnings increased $4.0 million from $1.7, representing an increase of 230%. A significant increase in profits was the result of a large increase in revenue while controlling costs. In fact, of seven major expense categories, three categories experienced an increase less than the percent increase in revenues and four categories achieved a reduction in expense from 1999.

     Commission related income increased 72% from 1999. The most significant increase experienced by Steichen was in agency commissions, up 112% or $5.8 million from higher listed and unsolicited transactions. Investment banking almost doubled to $2.7 million in 2000 as Steichen completed a public underwriting and several private placements in the first half of the year. Mutual fund and insurance products increased $234,000 in the first half of this year, an increase of 68%.

     Interest income increased 33% or $1.3 million for the first six months of 2000 to $5.2 million. Increased margin interest is due entirely to an increase in margin debits. Total average margin debits are running $121.1 million in 2000 verses $89.3 million for the same period in 1999, a 36% increase.

     Total expenses increased $8.1 million to $25.5 million for the first six months of 2000, a 47% increase. The largest increase was in commissions and compensation, rising 64% to $19.0 million, an increase of $7.4 million. Salary expense increased 5.2% while commissions and sales bonuses rose 80%. Commission expense rose at a rate greater than commission income (80% verses 72%) due to sales manager profit bonuses and brokers achieved larger pay out on the commission grid.

     Interest expense increased $602,000 or 28% to $2.8 million for the first six months of 2000. The increase in expense corresponds to a 30% increase in free customer credits for the first half of 2000 verses the same period in 1999. Average customer free credit balances in 2000 was $114.4 million. Average interest rate paid on credit balances was off 1.3% from 1999 rates paid.

     Communications expense increased $125,000 in 2000 or 11% to $1.3 million. The increase reflects continuing upgrades to communication lines and equipment and additional spending on technology hardware.

     Technology consultants and data processing, occupancy and clearing expenses were all down from 1999. Combined, these expenses decreased $184,000 to $1.4 million or 12%. The drop in expense is due to controlling costs and completion of certain software projects during 1999.

QUARTERLY RESULTS

     Selected unaudited data reflecting Steichen's results of operations for each of the last ten quarters are shown in the following table. The information for each of these quarters includes all normal and recurring adjustments and accruals which Steichen considers necessary for a fair presentation. These operating results, however, are not necessarily indicative of results for any future period.

                                               THREE MONTHS ENDED
                             ------------------------------------------------------
FISCAL YEAR                  DECEMBER 31    MARCH 31       JUNE 30     SEPTEMBER 30
-----------                  -----------   -----------   -----------   ------------
2000
  Revenues.................  $12,222,603   $19,021,431            --            --
  Net income...............    1,510,056     4,180,900            --            --
  Basic earnings per
     share.................       75,503       209,045            --            --
1999
  Revenues.................    8,397,650    10,478,129   $10,670,410   $10,888,040
  Net income...............      279,256     1,445,767     1,061,869     1,273,008
  Basic earnings per
     share.................       13,963        72,288        53,093        63,650
1998
  Revenues.................    9,207,691     8,578,398    10,426,338     9,606,515
  Net income...............      523,705       898,792       955,021       431,008
  Basic earnings per
     share.................       26,185        44,940        47,751        21,550

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

     The vast majority of Steichen's assets consist of receivables due from customers and assets easily converted into cash. Receivables due from customers represent balances resulting from normal cash and margin transactions. Amounts due from customers for margin debits were $141.2 million, $100.6 million and $90.7 million at March 31,2000 and September 30, 1999 and 1998, respectively. Securities owned by the customers are held as collateral against margin debits.

     Inventories are valued at market and consist of corporate and municipal bonds, treasuries and equity securities and are maintained to facilitate customer transactions as opposed to market speculation. Marketable securities were $3.3 million, $5.8 million and $2.7 million at March 31,2000 and September 30, 1999 and 1998, respectively.

     As a securities broker-dealer, Steichen is required by the NASD to meet certain liquidity and capital requirements. Steichen has been in compliance with these requirements at all times.

FINANCING ACTIVITY

     Steichen finances its assets primarily through customer credits and short-term borrowings. Steichen's financing requirements are directly affected by changes in the amount of its' trading and underwriting securities and customer receivables.

     Steichen maintains a discretionary line of credit for short-term borrowings and working capital needs of $35 million, secured by firm and certain customer securities. Advances under the credit facility accrue interest based on a LIBOR rate plus 105 basis points. There are no fees or compensating balances required under the credit facility. Borrowings under the credit line were $1.6 million and $7.8 million in 1999 and 1998, respectively.

EFFECTS OF INFLATION

     Steichen's assets are not significantly affected by inflation, as they are primarily either cash or easily converted into cash, and turn over frequently. Increases in certain Steichen expenses due to inflation, such as employee compensation, rent and communications, may not be readily recoverable in the price of its services. In addition, to the extent that inflation results in rising interest rates or has other adverse effects on the securities markets, it may adversely affect Steichen's financial position and results of operations.

DISCLOSURE ABOUT MARKET RISK

     Steichen's primary market risk exposure is the impact that market and interest rate volatility may have on the value of financial securities and underwriting commitments. Steichen manages this risk exposure through a process of internal controls, due diligence and management review. The trading inventory is turned over frequently throughout the year. Decisions regarding securities to be held in the investment portfolio are guided by an investment policy and are reviewed on a regular basis. Current and proposed underwriting and other banking commitments are subject to due diligence reviews by the appropriate business unit as well as by senior management.

     Steichen has evaluated its financial securities and underwriting commitments at September 30, 1999 and assessed the related market risk. Based on this evaluation, in the opinion of management, the market risk associated with Steichen's financial securities may have a material effect on the earnings in a particular period, but will not have a material adverse effect on the financial condition of Steichen.

                       SELECTED HISTORICAL AND PRO FORMA
                          FINANCIAL DATA OF STOCKWALK


     The following selected consolidated financial data for each of the five years ended March 31, 1996, through March 31, 2000, have been derived from Stockwalk's audited consolidated financial statements and the audited consolidated financial statements of Miller, Johnson & Kuehn for the year ended March 31, 1996, MJK Holdings, Inc. (MJK's parent) for the years ended March 31, 1997, 1998 and 1999 and Stockwalk.com Group, Inc. for the fiscal year ended March 31, 2000. The unaudited pro forma financial data present annual operating results for the year ended March 31, 2000 giving effect to the acquisitions of Steichen and Kinnard and the assumed receipt of the net proceeds from the pending sale of Stockwalk's offering of convertible subordinated notes as if they had occurred on April 1, 1999, and balance sheet data as of March 31, 2000, giving effect to the acquisitions of Steichen and Kinnard and the assumed receipt of the net proceeds from the pending sale of Stockwalk's offering of convertible subordinated notes as if they had occurred on March 31, 2000.



                                                FISCAL YEAR ENDED MARCH 31,
                             ------------------------------------------------------------------
                                                                                     PRO FORMA
                               1996       1997       1998       1999       2000        2000
                             --------   --------   --------   --------   --------   -----------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)    (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
REVENUES:
  Trading profits..........  $ 10,536   $  9,856   $ 10,634   $ 15,063   $ 16,073     $ 67,935
  Interest.................     5,487      9,150     13,507     15,410     20,988       35,823
  Commissions..............     2,732      3,930      9,040      9,888     14,287       50,788
  Investment banking.......     6,932      7,716      9,656      8,389     10,363       21,134
  Clearing fees............       567        785      1,902      3,105      5,248        5,248
  Other income.............       690      1,170      2,354      3,735      4,011        4,453
                             --------   --------   --------   --------   --------     --------
  Total revenues...........    26,944     32,607     47,093     55,590     70,970      185,381
EXPENSES:
  Employee compensation and
    benefits...............    16,807     17,736     25,950     26,987     34,163      102,608
  Clearing fees............       653        750      1,475      2,890      2,999        6,414
  Occupancy and equipment
    rental.................     1,052      1,965      3,381      3,285      4,854       11,007
  Communication............     1,655      2,298      3,938      5,251      8,017       10,816
  Interest.................     4,429      7,427     11,027     11,806     16,331       25,716
  Other expense............     1,489      2,207      3,145      3,113      7,145       19,599
                             --------   --------   --------   --------   --------     --------
  Total expenses...........    26,085     32,383     48,916     53,332     73,509      176,160
                             --------   --------   --------   --------   --------     --------
  Income (loss) before
    income taxes...........       859        224     (1,823)     2,258     (2,539)       9,221
  Income tax expense
    (benefit)..............       334         34       (599)       985       (839)       5,679
                             --------   --------   --------   --------   --------     --------
  Net income (loss)........  $    525   $    190   $ (1,224)  $  1,273   $ (1,700)    $  3,542
                             ========   ========   ========   ========   ========     ========
  Basic and diluted
    earnings per share.....  $   0.03   $   0.01   $  (0.08)  $   0.08   $  (0.09)    $   0.10
                             ========   ========   ========   ========   ========     ========
CONSOLIDATED BALANCE SHEET
  DATA:
  Total assets.............  $124,633   $181,042   $272,616   $322,353   $538,875     $791,678
  Total debt...............    28,303     27,102     27,728     48,113     55,619       88,962
  Total shareholders'
    equity.................     2,392      2,583      1,358      7,011     24,652       89,515

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                            OPERATIONS OF STOCKWALK

GENERAL

     Stockwalk has three principal subsidiaries: Miller, Johnson & Kuehn, Stockwalk.com and Online Brokerage Solutions. Miller, Johnson & Kuehn is a Minneapolis-based regional broker-dealer, engaging primarily in principal transactions, commission business, investment banking activities, and customer financing, as well as acting as a fully disclosed clearing broker for approximately 55 brokerage firms. In September 1999, Stockwalk.com commenced online securities trading through its website.

     During fiscal 2000, Stockwalk.com completed the acquisition of two online brokerage firms. In October 1999, Stockwalk acquired Arnold Securities, Inc. (renamed Online Brokerage Solutions, Inc.). In November 1999, Stockwalk completed the acquisition of M-One Securities, which is headquartered in San Francisco, California and maintains a branch office in Fremont, California. M-One Securities offers online trading services for its customers through its website which includes language alternatives in English, Cantonese and Mandarin.

     If the pending mergers with Steichen and Kinnard are completed, they will be accounted for using the purchase method. As purchases, the Steichen and Kinnard operations will be included in Stockwalk's financial results from the respective closing dates of the transactions, and the goodwill from the acquisitions will be amortized over 20 years. See Index to Financial Statements for pro forma financial information and the historical financial statements of Steichen and Kinnard.

SEGMENTS

     Stockwalk's reportable segments are as follows: clearing services, retail sales, internet brokerage, underwriting, and other.

CLEARING SERVICES

     Stockwalk serves as a clearing agent providing transaction execution, account maintenance, including extension of credit, and record keeping services for customers of its introducing brokers. Stockwalk collects a clearing fee and charges interest on its customers' margin accounts and pays interest on cash in customers' accounts.

RETAIL SALES

     Stockwalk charges a brokerage commission when acting as agent for the purchaser or seller of a security. Stockwalk also purchases securities from and sells securities to customers on a principal basis and maintains inventories of securities for such purposes. In principal transactions, Stockwalk recognizes income or loss on the inventory it maintains which is marked to market daily. Stockwalk's retail business also includes federally insured certificate of deposit participations.

INTERNET BROKERAGE

     Stockwalk provides automated order placement, portfolio tracking and related market information, news and other information services 24 hours a day, seven days a week by means of the Internet and direct modem access which allows its customers the ability to place orders for stock trades and other investment transactions directly, and at a lower, more predictable transaction cost than traditional full-commission brokerage firms. Further, Stockwalk expects that its technology will be adapted to provide information and transaction processing services related to other aspects of electronic commerce, such as processing insurance transactions and electronic cash transfers. In addition, Stockwalk has recently renamed its Arnold Securities broker-dealer subsidiary Online Brokerage Solutions, Inc. Stockwalk intends, through this broker-dealer, to continue to offer privately-labeled Stockwalk.com services to Internet portals, small to medium-sized financial institutions and affinity groups.

UNDERWRITING

     Stockwalk also provides capital finance planning services for its clients. Such plans are implemented by managing or co-managing public offerings of securities or by arranging private placements of securities with institutional or individual investors. The capital finance department coordinates the distribution of managed and co-managed corporate underwriting, accepts invitations to participate in competitive or negotiated underwriting arrangements managed by other investment banking firms, and allocates and merchandises Stockwalk's underwriting positions to the firm, to institutional clients and to other broker-dealers. The commission spread generated from sale of securities is allocated between retail sales and underwriting.

OTHER

     Other revenues consist of fiscal consulting fees and management fees assessed to affiliates that are eliminated in consolidation. Other expenses include general and administrative expenses for departments not directly related to one of our broker-dealer subsidiaries.

     Segment results are derived from Stockwalk's branch location profitability reporting system. Intersegment transactions are measured on the same basis as if the transactions occurred with external customers. In reviewing the segment operating results, Stockwalk's operating decision-makers do not distinguish between intersegment transactions and external customer transactions. Intersegment revenue is eliminated to reconcile total segment revenue to consolidated revenue. Income tax expense or benefit is not allocated to Stockwalk's operating segments. Stockwalk does not provide balance sheet data for segment reporting as this data is not measured for its operating segments.

     Information concerning operations in Stockwalk's segments of business is as follows for the years ended:


                                               FISCAL YEARS ENDED MARCH 31,
                                          ---------------------------------------
                                             1998          1999          2000
                                          -----------   -----------   -----------
REVENUE:
  Clearing services.....................  $15,968,700   $19,279,800   $28,102,800
  Retail sales..........................   28,009,400    30,672,200    36,276,400
  Internet brokerage....................           --            --     2,717,500
  Underwriting..........................    2,173,600     4,337,600     3,215,500
  Other.................................      940,900     1,300,700     1,483,600
  Eliminations..........................           --            --      (825,500)
                                          -----------   -----------   -----------
Consolidated revenue....................  $47,092,600   $55,590,300   $70,970,300
                                          ===========   ===========   ===========
PRETAX INCOME (LOSS):
  Clearing services.....................  $ 1,080,300   $ 2,050,700   $ 4,210,900
  Retail sales..........................   (3,066,000)     (272,300)     (715,900)
  Internet brokerage....................           --            --    (3,585,500)
  Underwriting..........................      162,400       485,000      (142,200)
  Other.................................           --            --    (1,855,900)
  Eliminations..........................           --        (5,800)     (450,100)
                                          -----------   -----------   -----------
Consolidated pretax income (loss).......  $(1,823,300)  $ 2,257,600   $(2,538,700)
                                          ===========   ===========   ===========


     Revenues from clearing services increased $3.3 million from 1998 to 1999 and $8.8 million from 1999 to 2000, representing increases of 20.7% and 45.8%, respectively. Clearing fee expenses increased $2.3 million from 1998 to 1999 and $6.7 million from 1999 to 2000, representing increases of 15.7% and 38.7%, respectively. The significant increase in revenues is directly related to ticket charges collected on the increased number of customers from our introducing brokers. The number of introducing brokers for which Stockwalk clears trades has increased from 22 at March 31, 1998 to 31 at March 31, 1999 and 50 at March 31, 2000. Stockwalk processed 314,600, 504,700 and 916,900 tickets in the fiscal years ended March 1998, 1999 and 2000, respectively. The increase in clearing services revenues is also impacted by interest income earned on the higher level of customer margin loans. Clearing fee expenses have increased primarily because staff additions are required to service the increasing number of trades and because interest expense is charged on cash balances for the increased number of customers from the new correspondent brokers. It is anticipated that clearing fee income will grow as Stockwalk maintains customer accounts and clears trades for its expanding internet brokerage business and attracts new correspondents.

     Stockwalk's retail sales revenues increased $2.7 million or 9.5% from 1998 to 1999, and $5.6 million or 18.3% from 1999 to 2000. The commissions earned have increased due to the volume of customer trades associated with the significant rise in the United States equity markets. The fiscal 2000 results include record activity in the fourth fiscal quarter generated by record fluctuations and overall instability in certain markets, both of which generated a large number of trades for which Stockwalk acts as an agent for its customers. Retail sales expenditures have increased due to a growth in the administrative personnel, rent and communications equipment required to enhance customer service and meet regulatory requirements. The $3.1 million loss on retail sales in 1998 resulted principally from increased administrative and professional fees, one-time costs associated with specific arbitration and litigation matters, as well as initial employee retention costs related to the acquisition of Juran & Moody in fiscal year 1997.

     For the fiscal year ended March 31, 2000, Stockwalk's Internet brokerage business generated trading fee revenues of $2.7 million. In September 1999, Stockwalk.com launched its website and completed the acquisition of Arnold Securities, Inc. (renamed Online Brokerage Solutions, Inc.) and M-One Securities Inc. The $3.6 million loss from Internet brokerage in the year ended March 31, 2000 was attributed to significant costs incurred in advertising designed to create brand awareness for attracting new online customers and generating new private label business.

     Underwriting revenues increased $2.2 million from 1998 to 1999, and declined $1.1 million from 1999 to 2000. The 1999 results include a $815,000 placement fee for locating a financial partner of an electricity project. No similar transaction was completed during fiscal year 2000. The timing of investment banking activity can vary significantly from period to period based on market conditions, resulting in fluctuations in revenues and operating profits in this segment.

     The $1.9 million loss from other operations in the year ended March 31, 2000 is related to additional compensation for administrative personnel, legal and accounting services and other incremental expenditures associated with being a public company. The loss also includes expenses incurred for development of Stockwalk's technological infrastructure that cannot be allocated equitably to the other segments of its business.

QUARTERLY RESULTS

     Selected unaudited data reflecting Stockwalk's results of operations for each of the last eight quarters are shown in the following table. The information for each of these quarters includes all normal and recurring adjustments and accruals that Stockwalk considers necessary for a fair presentation. The quarterly data do not include pro-forma results for the merger with NM Holdings, Inc. The operating results, however, are not necessarily indicative of results for any future period. The December 31, 1999 results included a reclassification of $253,900 between interest revenue and interest expense.

                               JUNE 30     SEPTEMBER 30   DECEMBER 31    MARCH 31
                             -----------   ------------   -----------   -----------
FISCAL YEAR 2000
  Revenues.................  $13,204,900   $13,891,200    $17,217,900   $26,656,300
  Net income (loss)........   (1,044,300)   (1,259,400)      (996,000)    1,599,800
  Basic earnings (loss) per
     share.................        (0.05)        (0.06)         (0.05)         0.08
  Net income (loss) per
     share.................        (0.05)        (0.07)         (0.05)         0.08
FISCAL YEAR 1999
  Revenues.................  $13,662,400   $13,832,900    $13,989,800   $14,105,200
  Net income (loss)........      392,300       442,300        499,800       (61,800)
  Basic earnings (loss) per
     share.................         0.03          0.02           0.03            --
  Basic earnings (loss) per
     share.................         0.03          0.02           0.03            --

LIQUIDITY AND CAPITAL RESOURCES


     Stockwalk's assets consist primarily of cash and assets readily convertible into cash. Security inventories are stated at market value and are generally readily marketable. Customer margin loans are collateralized by securities and have floating interest rates. Other receivables and payables arising from transactions with customers and other brokers and dealers usually settle within three days following the date of transaction. Fluctuations in the customer margin and cash balances result in changes in segregated investments per NASD reserve requirements. Operations are financed by equity capital, bank lines of credit and working capital. Due to the liquid nature of Stockwalk's balance sheet, fluctuations in cash flows from financing activities are directly related to operating activities.


     The $17.7 million increase in deposits during fiscal 2000 at clearing organizations is the result of the purchase of additional government notes and bonds for collateral on deposits required by the option clearing corporation for increased levels of customer positions.

     Stockwalk's investing activities used $9.5 million of cash in the year ended March 31, 2000 as a result of the acquisitions of certain assets of M-One Securities, Inc., Arnold Securities, Inc. (renamed Online Brokerage Solutions, Inc.) and the Telescan software license. Stockwalk funded these acquisitions through the issuance of notes payable and common stock.

     Stockwalk's financing activities provided cash of $17.9 million in the year ended March 31, 2000, primarily resulting from the issuance of approximately 2,200,000 shares of its common stock through private placements at a net price of $7.125 per share and options and warrants exercised to purchase 63,875 shares of its common stock. Notes payable were issued in connection with the acquisitions completed in the year ended March 31, 2000. The increase in short-term borrowings at March 31, 1999 and subsequent decline in March 31, 2000 is the result of fluctuating operating balances at each respective year-end.

     At March 31, 2000, Stockwalk had approximately $70.0 million in discretionary credit agreements, of which $29.5 million was utilized. The extended credit was collateralized with approximately $20.9 million of firm-owned securities and cash and approximately $14.2 million was collateralized by customer securities collateralizing liabilities subordinated to claims of general creditors.


     Stockwalk's current cash position, cash generated from future operations, availability of line of credit borrowings and proceeds from its convertible note offering are adequate to meet the present capital requirements for the combined entity for at least one year.


QUALITATIVE AND QUANTITATIVE DISCLOSURE OF MARKET RISK

     Stockwalk's primary market risk exposure is the impact that equity market pricing and interest rate fluctuations may have on the value of financial securities it holds. Stockwalk manages this risk exposure through a process of internal controls and management review. Position limits for trading and investments are established and monitored on an on-going basis. The trading inventory is turned over frequently throughout the year. Stockwalk's customers' credit standing is reviewed by management and it maintains collateral to support customer margin loans.

     Stockwalk's equity price risk results from the risk of loss from price movements, volatility or liquidity over which it has no control. Stockwalk has significantly reduced its corporate equity holdings from long positions of $6.3 million at March 31, 1999 to $3.5 million at March 31, 2000. The potential loss in fair value, using a hypothetical 25% decline in equity prices on the March 31, 2000 holdings, is estimated to be $875,000. A 25% hypothetical decline was used to represent a significant yet plausible market change.

     Stockwalk's primary exposure to interest rate risk arises from its interest earning assets held primarily for deposits to meet clearing organizations and NASD reserve requirements. Stockwalk mitigates this risk by holding primarily high-grade government obligations with short term maturities.

                   OWNERSHIP OF VOTING SECURITIES OF KINNARD

PRINCIPAL SHAREHOLDERS


     The following table sets forth information as of July 21, 2000, concerning persons known by Kinnard to be the beneficial owner of more than five percent of the Kinnard common stock as of that date.



                                                              SHARES      PERCENTAGE
NAME AND ADDRESS                                           BENEFICIALLY       OF
OF BENEFICIAL OWNER                                          OWNED(1)      CLASS(2)
-------------------                                        ------------   ----------
William F. Farley........................................   769,603(3)       14.4%
  920 Second Avenue S
  Minneapolis, MN 55402
John G. Kinnard and......................................   633,713(4)       12.7%
  Company, Incorporated
  Employee Stock
  Ownership Plan and Trust
  920 Second Ave. S
  Minneapolis, MN 55402
Stockwalk.com Group, Inc.................................   340,290(5)        6.8%
  5500 Wayzata Boulevard
  Suite 800
  Minneapolis, MN 55416
Dimensional Fund Advisors Inc. ..........................   314,400(6)        6.3%
  1299 Ocean Avenue
  11th Floor
  Santa Monica, CA 90401
Robert S. Spong..........................................   302,294(7)        6.1%
  920 Second Avenue S
  Minneapolis, MN 55402
Sheldon Fleck............................................   258,750(8)        5.2%
  5720 Smetana Drive #300
  Minnetonka, MN 55343


-------------------------

(1) Unless otherwise indicated, each person or entity named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned by such person or entity.


(2) Shares not outstanding but deemed beneficially owned by virtue of the individual's right to acquire them as of July 21, 2000, or within 60 days of such date are treated as outstanding only when determining the percent of the class owned by such individual and when determining the percent owned by the group.



(3) Includes 374,500 shares which may be purchased pursuant to options and warrants which were exercisable as of July 21, 2000, or will become exercisable within 60 days of such date, 78 shares allocated to Mr. Farley's account under the ESOP and 4,525 shares held for Mr. Farley in Kinnard's 401(k) Profit Sharing account (over which Mr. Farley has dispositive power but not voting power).

(4) Such shares are held in trust for the benefit of participants in the John G. Kinnard and Company, Incorporated Employee Stock Ownership Plan and Trust. The participants have voting power over shares held by the ESOP which have been allocated to their accounts, and the Trustees vote shares, if any, which have not been allocated to participants' accounts.

(5) Stockwalk's information is based on a Schedule 13D filed with the SEC on June 26, 2000, as amended on June 28, 2000.

(6) Dimensional Fund Advisors Inc. is an investment advisor registered under
    Section 203 of the Investment Advisors Act of 1940. In its role as an investment advisor or manager, Dimensional possesses sole voting power and sole dispositive power with respect to the 314,400 shares. Dimensional has disclaimed all beneficial ownership of such shares. The information set forth above is based on a Schedule 13G dated February 4, 2000 filed by Dimensional with the SEC.

(7) Includes 117,297 shares held by Mr. Spong's wife, 12,458 shares allocated to Mr. Spong's account under the ESOP and 72,486 shares held for Mr. Spong in Kinnard's 401(k) Profit Sharing account (over which Mr. Spong has dispositive power but not voting power).

(8) Mr. Fleck has sole voting power and sole dispositive power with respect to the 258,750 shares owned by Mr. Fleck. Mr. Fleck may be deemed to be the beneficial owner of such shares. The information set forth herein is based on a Schedule 13G filed with the SEC on May 19, 1999.

DIRECTOR AND MANAGEMENT SHAREHOLDINGS


     The following table sets forth the number of shares of Kinnard common stock beneficially owned as of July 21, 2000, by each director of Kinnard, by each named executive officer of Kinnard, and by all directors and executive officers (including the named individuals) as a group:



                                                    SHARES        PERCENTAGE
                                                 BENEFICIALLY         OF
NAME OF BENEFICIAL OWNER                           OWNED(1)        CLASS(2)
------------------------                         ------------     ----------
William F. Farley..............................     769,603(3)       14.4%
Robert S. Spong................................     302,294(4)        6.1%
Andrew J. O'Connell............................     133,933(5)        2.7%
Stephen H. Fischer.............................     113,142(6)        2.3%
George F. Stroebel.............................      45,000(7)          *
John J. Fauth..................................      15,000(8)          *
Ronald A. Erickson.............................      15,000(8)          *
John H. Grunewald..............................      12,000(8)          *
Robert D. Potts................................       2,500(9)          *
All Directors and Executive Officers as a Group
  (10 persons).................................   1,423,472(10)      26.3%


-------------------------

  *  Less than one percent

 (1) Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned by such person.

 (2) Shares not outstanding but deemed beneficially owned by virtue of the individual's right to acquire them as of July 21, 2000, or within 60 days of such date are treated as outstanding only when determining the percent of the class owned by such individual and when determining the percent owned by the group.



 (3) Includes 374,500 shares which may be purchased pursuant to options and warrants which were exercisable as of July 21, 2000, or will become exercisable within 60 days of such date and 78 shares allocated to his account under the ESOP, and 4,525 shares held for Mr. Farley in Kinnard's 401(k) Profit Sharing account (over which Mr. Farley has dispositive power but not voting power).


 (4) Includes 117,297 shares held by Mr. Spong's wife, 12,458 shares allocated to Mr. Spong's account under the ESOP and 72,486 shares held for Mr. Spong in Kinnard's 401(k) Profit Sharing account (over which Mr. Spong has dispositive power but not voting power).


 (5) Includes 22,000 shares which may be purchased pursuant to options which are exercisable as of July 21, 2000, or will become exercisable within 60 days of such date, 19,300 shares allocated to the ESOP account of Mr. O'Connell, and 45,910 shares held for Mr. O'Connell in Kinnard's 401(k) Profit Sharing account (over which Mr. O'Connell has dispositive power but not voting power).



 (6) Includes 7,500 shares which may be purchased pursuant to options which were exercisable as of July 21, 2000 or will become exercisable within 60 days of such date.



 (7) Includes 10,000 shares which may be purchased pursuant to options which were exercisable as of July 21, 2000 or will become exercisable within 60 days of such date.



 (8) Includes 5,000 shares which may be purchased pursuant to options which were exercisable as of July 21, 2000, or will become exercisable within 60 days of such date.



 (9) Includes 2,500 shares which may be purchased pursuant to options which were exercisable as of July 21, 2000 or will become exercisable within 60 days of such date.



(10) Includes 436,500 shares which may be purchased pursuant to options and warrants which were exercisable as of July 21, 2000, or will become exercisable within 60 days of such date, 31,836 shares allocated to accounts under the ESOP, and 122,921 shares held in Kinnard's 401(k) Profit Sharing Plan (over which participants have dispositive power but not voting power).

                            MANAGEMENT OF STOCKWALK

DIRECTORS AND EXECUTIVE OFFICERS

     Stockwalk's directors and executive officers are as follows:


NAME                          AGE            POSITIONS WITH THE COMPANY
----                          ---            --------------------------
Eldon C. Miller.............  59    Chief Executive Officer and Chairman of the
                                      Board
David B. Johnson............  49    President and Director
Paul R. Kuehn...............  57    President of Miller, Johnson & Kuehn and
                                      Director
Stanley D. Rahm.............  68    Treasurer of Miller, Johnson & Kuehn and
                                      Director
Todd W. Miller..............  36    Chief Financial Officer
Philip T. Colton............  41    Senior Vice President, General Counsel, and
                                      Secretary
Andrew R. Guzman............  49    Chief Information and Technology Officer
Robert Vosburgh.............  46    Chief Executive Officer of Online Brokerage
                                      Solutions
Frank H. Lallos.............  29    President of Stockwalk.com
Randy Nitzsche..............  36    Chief Executive Officer of Stockwalk.com
N. Lee Wesley...............  59    Director
George E. Kline.............  63    Director
Richard J. Nigon............  52    Director


     Eldon C. Miller founded Miller Securities, Inc., Stockwalk's predecessor, in December 1980. He has served as Chairman of the Board and as Chief Executive Officer since Stockwalk's inception. Prior to forming Miller Securities, Mr. Miller was a Vice President of Miller & Schroeder Municipals for more than seven years. Mr. Miller is a 1968 graduate of Stonier Graduate School of Banking at Rutgers University.


     David B. Johnson, President, has served as Executive Vice President and as a director of Miller, Johnson & Kuehn since Miller, Johnson & Kuehn purchased certain assets of McClees Investments, Inc. in July 1989. Mr. Johnson served as Senior Vice President of McClees Investments, Inc. from January 1987 to June 1989. Prior to January 1987, Mr. Johnson acted as Senior Vice President of Miller Securities for more than five years.


     Paul R. Kuehn, director, has served as President and director of Miller, Johnson & Kuehn since it purchased certain assets of McClees Investments, Inc. in July 1989. Mr. Kuehn served as President of McClees Investments, Inc. from February 1988 to July 1989. Prior to 1989, Mr. Kuehn was Senior Vice President of Marketing for Craig Hallum, Inc., a Minneapolis-based broker-dealer, for more than 17 years.

     Stanley D. Rahm, director, has served as Treasurer and as a Director of Miller, Johnson & Kuehn since inception in 1989. Prior to 1989, Mr. Rahm was a Vice President of Miller & Schroeder Municipals, Inc., a Minneapolis-based broker-dealer, for seven years.


     Todd W. Miller, Chief Financial Officer and Senior Vice President of Miller, Johnson & Kuehn's clearing division, has been employed by Miller, Johnson & Kuehn since 1982. He is responsible for founding Miller, Johnson & Kuehn's clearing division.

He was a member of the NASD's District 4 Business Conduct Committee from 1996 to 1998 and served as its Chairman during 1998. He is licensed by NASD as a Registered Representative (Series 7), General Securities Principal (Series 24) and Financial and Operations Principal (Series 27). Mr. Miller holds a CPA certificate from the State of Minnesota. He received his MBA and BS degrees from the University of Minnesota.


     Philip T. Colton became Senior Vice President and General Counsel to Stockwalk in September 1999. Mr. Colton has served as Secretary of Stockwalk and its various predecessors since January 1998. Mr. Colton graduated with honors from the University of Minnesota Law School in 1984, where he was a member and editor of the Minnesota Law Review. Mr. Colton also served as a law clerk to Justice Glenn E. Kelley of the Minnesota Supreme Court. For the past 15 years, Mr. Colton practiced law at the Minneapolis law firm of Maun & Simon, PLC, principally in the areas of corporate finance, mergers and acquisitions, and securities and broker/dealer regulation.


     Andrew R. Guzman, Chief Information and Chief Technology Officer, joined us on September 1, 1999. He has more than 25 years of strategic, information technology consulting and senior management experience in the financial services industry. Mr. Guzman has managed the strategic planning, financial, technological and project-management activities of various firms, as well as the pursuit of new markets, joint ventures and alliances. He was instrumental in the success of Olympic Financial (now Arcadia Financial) and other related financial services companies. Mr. Guzman earned a bachelor of arts degree in Political Science and the Sciences from Brown University. He also graduated from the University of Virginia (McIntire School of Commerce) Graduate School of Retail Bank Management.

     Robert Vosburgh joined Stockwalk as Chief Operating Officer on August 1, 1999. He comes from Wells Fargo's (formerly Norwest Financial) Private Client Services Group, where he was Senior Vice President for the Twin Cities area. He also managed sales for the brokerage, portfolio management, trust and private banking operations. In addition, he led Norwest's Investments & Insurance merger team and held the post of Senior Vice President, Strategic Programs, for the Investments and Insurance group. Mr. Vosburgh's seven years at Norwest also included five years managing the institutional sales groups in Iowa and Nebraska. Mr. Vosburgh is a graduate of Iowa State University (Aerospace Engineering) and completed his master's degree and Ph.D. coursework in Astronautical Engineering at the University of Tennessee.


     Frank H. Lallos, President of Stockwalk.com, Inc., joined Stockwalk in February 2000. Previously, he was a Senior Financial Services Analyst at Gomez Advisors, Inc. in Lincoln, Massachusetts. At Gomez, Mr. Lallos covered online brokerage and insurance companies and was one of the firm's personal finance domain experts. Prior to his tenure at Gomez Advisors, Mr. Lallos was Director of Finance for Fidelity Investments' customer marketing and development group. He holds a master's degree in business administration from the William E. Simon Graduate School of Business Administration at the University of Rochester (NY). He also holds a bachelor's degree in economics and political science from the same university. Additionally, he has a Chartered Financial Analyst (CFA) designation and is a member of the Phi Beta Kappa society.


     Randy Nitzsche, Chief Executive Officer of the online brokerage division (or Stockwalk.com), has been employed by Miller, Johnson & Kuehn since 1994. Prior to 1999, he was a Vice President in the clearing division. His efforts led to significant growth in the number of correspondents serviced by Miller, Johnson & Kuehn, from two in 1994 to approximately 55 today. Prior to his work at Miller, Johnson & Kuehn, Mr. Nitzsche was employed by the Chicago Stock Exchange in a variety of roles, including product and sales management.


     N. Lee Wesley, Director, has been a private investor in real estate and securities for more than five years. He is the general partner of Standard Mill Limited Partnership, the owner of the Whitney Hotel, a 97 room luxury hotel located in Minneapolis, Minnesota. He was formerly the Vice-Chairman of Wesley-Jesson, Inc., a contact lens company, and is currently a director of the National Eye Research Foundation. Mr. Wesley has a Doctor of Ministry from the Chicago Theological Seminary, an MBA from the University of Chicago and a Bachelor of Science degree in industrial engineering from the University of Michigan.


     George E. Kline, Director, is a private investor. Mr. Kline has more than 30 years of experience in venture capital related fields. He has been a director of more than 55 publicly owned companies, and an investor in over 160 companies. During this period, he has conducted many of his activities through his business, Venture Management. Through Venture Management, Mr. Kline has assisted companies in the areas of raising private investment capital, negotiating and arranging public and private stock offerings, bank term loans and lines of credit, merger and acquisition activity, and internal management consulting on financial matters.

     Richard J. Nigon, Director, is Chief Financial Officer of Dantis, Inc., a company formed in January 2000 for the purpose of developing an extensive web hosting business. Prior to joining Dantis, Inc, Mr. Nigon was with Ernst & Young LLP for 30 years, most recently as a partner for the past 18 years. For a three-year period while at Ernst & Young LLP, Mr. Nigon was head of the Minneapolis Entrepreneurial Services Group and focused on securing financing for venture-backed start-up organizations, as well as retail and consumer product manufacturing companies. Mr. Nigon is a graduate of St. John's University of Minnesota.

     In addition, upon completion of the Steichen transaction, Messrs. John E. and John C. Feltl will become directors of Stockwalk. John E. Feltl is the principal shareholder of Steichen. Since 1986, when he acquired Steichen, Mr. Feltl has been that firm's Chief Executive Officer. Since 1994, Mr. John C. Feltl has been employed by Steichen in various capacities, most recently as a principal and the director of corporate finance.

                     DESCRIPTION OF STOCKWALK CAPITAL STOCK

GENERAL


     Stockwalk is currently authorized to issue an aggregate of 100,000,000 shares of capital stock, par value $.04 per share, of which 50,000,000 shares are designated as common stock. The remaining shares may be divided into classes and series as the Board of Directors may establish. As of July 21, 2000, 21,582,148 shares of Stockwalk's common stock were outstanding, and there were no other classes of shares outstanding. In connection with the Steichen and Kinnard transactions, Stockwalk anticipates issuing up to an aggregate of approximately 8,735,000 shares of its common stock, subject to certain adjustments, approximately 2,435,000 shares of which will be issued to Kinnard shareholders and will be freely tradeable except for shares issued to Kinnard affiliates, and approximately 4,300,000 of which will be issued to the Steichen shareholders. Also, an additional 2,000,000 shares may be issued to the Steichen shareholders based on Steichen's achievement of certain pre-tax earnings targets during the two-year period following completion of the transaction. Holders of common stock have no preemptive, subscription or redemption rights. All the currently outstanding shares of Stockwalk's common stock are fully paid and nonassessable.


VOTING RIGHTS; DIVIDENDS; LIQUIDATION

     Holders of Stockwalk's common stock are entitled to one vote for each share on all matters submitted to a vote of Stockwalk's shareholders, including the election of directors. Stockwalk's Articles of Incorporation do not provide for cumulative voting. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so.

     Holders of common stock will be entitled to receive dividends, if any, declared from time to time by Stockwalk's Board of Directors, and will be entitled to receive ratably all of Stockwalk's assets available for distribution to them upon liquidation.

STOCK OPTIONS


     Stockwalk has reserved up to 1,500,000 shares of common stock for granting either nonqualified or incentive stock options to officers and key employees under its 1995 Long-Term Incentive and Stock Option Plan. As of July 21, 2000, options to purchase a total of 1,182,288 shares of common stock under this plan were granted and outstanding, of which 221,001 were exercisable. Stockwalk plans to increase the number of shares reserved for issuance of stock options under this plan to 3,000,000 shares.



     Under Stockwalk's 1996 Non-Employee Director Stock Option Plan, Stockwalk has reserved up to 25,000 shares of common stock for granting options to non-employee directors. As of July 21, 2000, options to purchase a total of 13,125 shares of common stock have been issued under this plan, of which 5,625 remain outstanding and exercisable. Stockwalk intends to increase the number of shares reserved for issuance of stock options under this plan to 500,000 shares.

WARRANTS


     In connection with private placements of common stock during the year ended March 2000, Stockwalk issued warrants to purchase 223,619 shares of its common stock. The warrants are immediately exercisable at a price of $10.00 per share. An additional 124,278 warrants to purchase Stockwalk's common stock were issued in conjunction with various prior year debt and equity financings. All warrants are vested and expire between August 2000 and March 2003. Holders of the warrants are entitled to register the underlying shares in connection with certain registrations of shares proposed by Stockwalk, unless the shares may otherwise be sold under Rule 144, or if the underwriter of an offering proposed by us is of the opinion that registration of such shares would have a significant adverse effect on the offering proposed. The underwriters have made such a determination in connection with Stockwalk's pending offering of convertible subordinated notes. However, it is possible that these warrant shares may be sold in a future offering or under Rule 144.


     In connection with the Steichen merger, Stockwalk will issue John E. Feltl a five-year warrant to purchase an aggregate of 300,000 shares of Stockwalk's common stock at 85% of the fair market value of such stock on the date of completion of the Steichen merger. Mr. Feltl will also have the right to convert a $3.6 million he is making to Stockwalk, including accrued interest, into shares of Stockwalk's common stock two years after completion of the Steichen merger.

MINNESOTA ANTI-TAKEOVER LAW

     Stockwalk is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless the control share acquisition is approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, cause the acquiring person to have voting power in the election of directors to exceed any one of the following thresholds of ownership: 20%, 33 1/3% or 50%. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.

TRANSFER AGENT

     The transfer agent for Stockwalk's common stock is Norwest Shareowner Services, P.O. Box 64854, St. Paul, Minnesota 55164-0854.

                       COMPARISON OF RIGHTS OF HOLDERS OF
                            KINNARD COMMON STOCK AND
                             STOCKWALK COMMON STOCK

     The rights of the shareholders of Kinnard are governed by the Kinnard Articles of Incorporation, the Kinnard Bylaws, and the MBCA. The rights of the shareholders of Stockwalk are governed by the Stockwalk Articles of Incorporation, the Stockwalk Bylaws, and the MBCA. Differences in the rights of the Kinnard and Stockwalk shareholders may arise from differences between the provisions of Kinnard's Articles of Incorporation and Bylaws and those of Stockwalk. Shareholders of Kinnard will, on consummation of the Merger, become shareholders of Stockwalk. Their rights as Stockwalk shareholders will then be governed by Stockwalk's Articles of Incorporation and Bylaws and by the MBCA. The following is a summary of certain material differences between the rights of Kinnard shareholders and the rights of Stockwalk shareholders, as contained in provisions of the Kinnard Articles and Bylaws, the Stockwalk Articles and Bylaws, and the MBCA. This summary does not purport to be a complete statement of the rights of Kinnard shareholders under the Kinnard Articles and Bylaws and the MBCA, as compared with the rights of Stockwalk shareholders under the Stockwalk Articles and Bylaws and the MBCA.

AUTHORIZED CAPITAL STOCK

     Kinnard. Under Kinnard's Articles of Incorporation, Kinnard is authorized to issue up to 25,000,000 shares, of which 12,000,000 shares have been designated as common stock, par value $0.02 per share, 1,000,000 shares have been designated as preferred stock, without par value, and 12,000,000 shares remain undesignated. All shares of Kinnard common stock are identical in rights and have one vote. The Board of Directors may divide the preferred stock into series and establish the relative rights and preferences of preferred stock issued in the future as specified in Kinnard's Articles of Incorporation without shareholder action and issue such stock in series. As of the date hereof, no shares of any series of Kinnard preferred stock are issued and outstanding.

     Stockwalk. Under Stockwalk's Articles of Incorporation, Stockwalk is authorized to issue up to 100,000,000 shares, par value $0.04 per share, of which 50,000,000 are designated as common stock. The remaining 50,000,000 shares are undesignated. The Board of Directors may divide the undesignated stock into classes and series and establish the relative rights and preferences of stock issued in the future as specified in Stockwalk's Articles of Incorporation without shareholder action and issue such stock in series. As of the date hereof, the Board has designated no additional classes or series of stock.

DISSENTER'S RIGHTS

     Kinnard. Under the MBCA, shareholders have the right, in some circumstances, to dissent from certain corporate transactions by demanding payment in cash for their shares equal to the fair value of the shares as determined by agreement with the corporation or by a court. The MBCA, in general, affords dissenters' rights in the event of certain amendments to the articles of incorporation that materially and adversely affect the rights or preferences of the shares of the dissenting shareholder, the sale or other disposition of substantially all corporate assets, or certain mergers and statutory share exchanges involving the corporation, regardless of whether the shares of the corporation are listed on a national securities exchange or widely held. Shareholders of Kinnard have the right to dissent from the Merger. See "The Merger -- Dissenters' Rights."

     Stockwalk. Shareholders of Stockwalk have the same dissenters' rights under the MBCA as described in the preceding paragraph. Shareholders of Stockwalk do not have the right to dissent from the Merger.

REQUIRED VOTE

     Kinnard. Under the MBCA, Kinnard's Articles of Incorporation generally can be amended if the proposed amendment is approved by Kinnard's Board of Directors and by holders of a majority of the voting power of the shares of Kinnard common stock present and entitled to vote at a meeting. Under the MBCA, the affirmative vote of a majority of the voting power of all shares of Kinnard common stock is required to approve mergers and certain other extraordinary transactions.

     Stockwalk. Under the MBCA, Stockwalk's Articles of Incorporation generally can be amended if the proposed amendment is approved by Stockwalk's Board of Directors and by holders of a majority of the voting power of the shares of Stockwalk common stock present and entitled to vote at a meeting. Under the MBCA, the affirmative vote of a majority of the voting power of all shares of Stockwalk common stock is required to approve mergers and certain other extraordinary transactions.

DIRECTORS

     Kinnard. The Board of Directors of Kinnard is divided into three classes as nearly equal in number as possible, with the directors in each class serving for staggered three-year terms. At each annual meeting of Kinnard shareholders, the successors to the class of directors whose term expires at the time of such meeting are elected by a majority of the votes cast, assuming a quorum is present. Kinnard's Board consists of eight directors.

     Stockwalk. Stockwalk's Board of Directors consists of a single class of directors, each of whom serves for the term for which they were appointed or elected and until their successors are elected or qualified. Stockwalk's Board currently consists of seven directors. Stockwalk's board will be increased to nine directors after completion of the Steichen transaction.

REMOVAL OF DIRECTORS

     Kinnard. Under the MBCA, a director may be removed, with or without cause, by the shareholders, or by a majority of the remaining directors if the director was named by the board to fill a vacancy and the shareholders have not elected directors in the interval between the time of appointment to fill a vacancy and the time of removal. Under Kinnard's Bylaws, if, in an election of directors by the shareholders, a current director does not receive sufficient votes in the election to fill the position, the current director is automatically removed as a director at the conclusion of the meeting in which the election occurred and the directorship remains vacant until otherwise filled.

     Stockwalk. Under the MBCA, a director may be removed, with or without cause, by the shareholders, or by a majority of the remaining directors if the director was named by the board to fill a vacancy and the shareholders have not elected directors in the interval between the time of appointment to fill a vacancy and the time of removal. Any or all directors may be removed from office at any time, with or without cause, by the affirmative vote of the shareholders holding a majority of the shares entitled to vote at an election of directors except, as otherwise provided by the MBCA Section 302A.223, as amended, when the shareholders have the right to cumulate their votes.

NEWLY CREATED DIRECTORSHIPS AND VACANCIES ON THE BOARD OF DIRECTORS

     Kinnard. The Kinnard Bylaws provide that vacancies on the Kinnard Board may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum, except that vacancies on the board resulting from newly created directorships may only be filled by the affirmative vote of two-thirds of the directors serving at the time of the increase. The Kinnard Bylaws further provide that any director so elected shall only hold office until a qualified successor is elected at the next regular or special meeting of the shareholders.

     Stockwalk. The Stockwalk Bylaws provide that vacancies on the Stockwalk Board may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum, except that vacancies on the Board resulting from newly created directorships may be filled by a majority vote of the directors serving at the time of the increase. The Stockwalk Bylaws further provide that any director so elected shall only hold office until a qualified successor is elected at the next regular or special meeting of the shareholders.

CERTAIN BUSINESS COMBINATIONS

     Kinnard. Kinnard's Articles of Incorporation and Bylaws do not contain any supermajority voting provisions relating to the approval by the holders of Kinnard common stock of mergers or other business combinations. Minnesota has enacted legislation aimed at regulating takeovers of certain corporations and protecting shareholders of such corporations in connection with certain business combinations. The Kinnard Articles provide that the control share provision of the MBCA does not apply to Kinnard.

     Stockwalk. Stockwalk's Articles of Incorporation and Bylaws do not contain any supermajority voting provisions relating to the approval by the holders of Stockwalk common stock of mergers or other business combinations. Minnesota has enacted legislation aimed at regulating takeovers of certain corporations and protecting shareholders of such corporations in connection with certain business combinations. The two primary provisions of this nature, namely, the business combination provision and the control share acquisition provision, are not applicable to Stockwalk.

LIMITATION OF LIABILITY; INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

     Kinnard. Unless limited by the articles of incorporation or bylaws of a corporation, the MBCA provides for mandatory indemnification of a director, officer, employee or committee member against certain liabilities and expenses if such person (i) acted in good faith; (ii) received no improper personal benefit; (iii) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (iv) depending upon the capacity in which such person was serving, either believed the conduct was in the best interests of the corporation or believed that the conduct was not opposed to the best interests of the corporation. Kinnard's Bylaws authorize indemnification of executive officers and directors of Kinnard consistent with the provisions as described in this paragraph. The Kinnard Bylaws limit indemnification of other employees and agents to the extent determined by an officer of Kinnard who is charged with the responsibility of monitoring litigation and other disputes, and whose final determination is subject to review by the Kinnard Board upon petition by the employee or agent seeking indemnification. Kinnard directors are at all times indemnified to the fullest extent allowed by the MBCA, so amended.

     Stockwalk. Stockwalk's directors are not liable for breach of fiduciary duty, except for (i) liability based on a breach of the duty of loyalty to the corporation or the shareholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
(iii) liability based on the payment of an improper repurchase of the corporation's stock under Section 302A.559 of the MBCA; or (iv) liability for any transaction from which the director derived an improper personal benefit. Stockwalk directors are at all times indemnified to the fullest extent allowed by the MBCA, so amended.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this prospectus regarding Stockwalk's financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future demand for its services, costs, marketing and pricing factors are all forward-looking statements. When Stockwalk uses words like "intend," "anticipate," "believe," "estimate," "plan" or "expect," it is making forward-looking statements. Stockwalk believes that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to it on the date of this prospectus, but it cannot assure you that these assumptions and expectations will prove to have been correct or that it will take any action that it may presently be planning. Stockwalk has disclosed certain important factors that could cause its actual results to differ materially from its current expectations under "Risk Factors" and elsewhere in this prospectus. You should understand that forward-looking statements made in this prospectus are qualified by the factors described under "Risk Factors" and elsewhere in this prospectus. Stockwalk is not undertaking to publicly update or revise any forward-looking statement if it obtains new information or upon the occurrence of future events.

                                 LEGAL MATTERS

     The legality of the shares of Stockwalk common stock to be issued in the merger is being passed upon for Stockwalk by Maun & Simon, PLC, Minneapolis, Minnesota. Certain legal matters relating to the merger will be passed upon for Kinnard by Kaplan, Strangis and Kaplan, P.A., Minneapolis, Minnesota and for Stockwalk by Maun & Simon, PLC.

                             SHAREHOLDER PROPOSALS

     In the event the merger is not completed, any proposals submitted by shareholders of Kinnard for presentation at the 2001 annual meeting of shareholders must be received by the Secretary of Kinnard not later than January 31, 2001, for inclusion in the proxy statement and form of proxy relating to the 2001 annual meeting of shareholders.

                                    EXPERTS

     The consolidated financial statements of Stockwalk.com Group, Inc. at March 31, 1999 and 2000 and for each of the three years in the period ended March 31, 2000, included in the Proxy Statement of Kinnard Investments, Inc., which is a part of the Prospectus and Registration Statement of Stockwalk.com Group, Inc., have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Kinnard Investments, Inc. as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, included herein, were audited by KPMG LLP, independent certified public accountants. Such consolidated financial statements are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of R.J. Steichen & Company as of September 30, 1998 and 1999 and for each of the years in the three-year period ended September 30, 1999, included herein, were audited by KPMG LLP, independent certified public accountants. Such consolidated financial statements are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This proxy statement/prospectus is part of a registration statement Stockwalk filed with the SEC to register the shares of Stockwalk common stock to be issued to Kinnard shareholders in the merger. Stockwalk and Kinnard also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

     The SEC allows us, under certain circumstances, to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this proxy statement/prospectus, and information that we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

     Stockwalk (File No. 0-22247):
     Form 10-K for the year ended March 31, 2000.

     Kinnard (File No. 0-09377):
     Form 10-K for the year ended December 31, 1999.
     Form 10-Q for the three months ended March 31, 2000.
     Form 8-K filed on June 7, 2000.

     You may request a copy of Stockwalk's filings, at no cost, by writing or telephoning Stockwalk's Chief Financial Officer at the following address:

     Stockwalk.com Group, Inc.
     Suite 800
     5500 Wayzata Boulevard
     Minneapolis, Minnesota 55416
     (800) 537-7829

     You may request a copy of Kinnard's filings, at no cost, by writing or telephoning Kinnard's Chief Financial Officer at the following address:

     Kinnard Investments, Inc.
     Kinnard Financial Center
     920 Second Avenue South
     Minneapolis, Minnesota 55402
     (612) 370-2937

                         INDEX TO FINANCIAL STATEMENTS

KINNARD INVESTMENTS, INC. AND SUBSIDIARIES
Independent Auditors' Report................................     F-3
Consolidated Statements of Financial Condition as of
  December 31, 1998 and 1999................................     F-4
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................     F-5
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1997, 1998 and 1999..............     F-6
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................     F-7
Notes to Consolidated Financial Statements..................     F-8
Consolidated Statements of Financial Condition as of
  December 31, 1999 and March 31, 2000 (unaudited)..........    F-20
Unaudited Consolidated Statements of Operations for the
  three-month periods ended March 31, 1999 and 2000.........    F-21
Unaudited Consolidated Statement of Shareholders' Equity for
  the three-month period ended March 31, 2000...............    F-22
Unaudited Consolidated Statements of Cash Flows for
  three-month periods ended March 31, 1999 and 2000.........    F-23
Notes to Unaudited Consolidated Financial Statements........    F-25
R.J. STEICHEN & COMPANY
Independent Auditors' Report................................    F-28
Statements of Financial Condition as of September 30, 1998
  and 1999..................................................    F-29
Statements of Operations for the years ended September 30,
  1997, 1998 and 1999.......................................    F-30
Statements of Stockholders' Equity for the years ended
  September 30, 1997, 1998 and 1999.........................    F-31
Statements of Cash Flows for the years ended September 30,
  1997, 1998 and 1999.......................................    F-32
Notes to Financial Statements for the years ended September
  30, 1997, 1998 and 1999...................................    F-33
Statements of Financial Condition as of September 30, 1999
  and March 31, 2000 (unaudited)............................    F-39
Unaudited Statements of Operations for the six-month periods
  ended March 31, 1999 and 2000.............................    F-40
Unaudited Statement of Stockholders' Equity for the
  six-month period ended March 31, 2000.....................    F-41
Unaudited Statements of Cash Flows for the six-month periods
  ended March 31, 1999 and 2000.............................    F-42
Notes to Unaudited Financial Statements.....................    F-43

STOCKWALK.COM GROUP, INC.
Report of Independent Auditors..............................    F-44
Consolidated Statements of Financial Condition as of March
  31, 1999 and 2000.........................................    F-45
Consolidated Statements of Operations for the years ended
  March 31, 1998, 1999 and 2000.............................    F-46
Consolidated Statements of Shareholders' Equity for the
  years ended March 31, 1998, 1999 and 2000.................    F-47
Consolidated Statements of Cash Flows for the years ended
  March 31, 1998, 1999 and 2000.............................    F-48
Notes to Consolidated Financial Statements..................    F-49
UNAUDITED PRO FORMA FINANCIAL INFORMATION
Unaudited Consolidated Condensed Pro Forma Statement of
  Financial Condition as of March 31, 2000..................    F-61
Unaudited Consolidated Condensed Pro Forma Statement of
  Operations for the year ended March 31, 2000..............    F-62
Unaudited Consolidated Condensed Pro Forma Footnotes to
  Financial Statements......................................    F-63

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Kinnard Investments, Inc.:

     We have audited the accompanying consolidated statements of financial condition of Kinnard Investments, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kinnard Investments, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/  KPMG LLP
Minneapolis, Minnesota
February 17, 2000

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                   AT DECEMBER 31,
                                                                ----------------------
                                                                  1998          1999
                                                                --------      --------
                                                                (IN THOUSANDS, EXCEPT
                                                                   PER SHARE DATA)
ASSETS
Cash and cash equivalents...................................    $ 2,689       $ 8,018
Receivable from clearing firm...............................      1,009           590
Miscellaneous receivables...................................      3,527         2,899
Trading securities, at market...............................      8,221        12,976
Office equipment at cost, less accumulated depreciation of
  $2,540 and $3,594, respectively...........................      1,888         1,247
Investment securities, at fair value........................     16,918        13,992
Income tax receivable.......................................      1,456             0
Deferred income taxes.......................................        242           354
Other assets................................................        414           351
                                                                -------       -------
     Total assets...........................................    $36,364       $40,427
                                                                =======       =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Securities sold but not yet purchased, at market..........        257           844
  Accrued compensation......................................      3,770         6,233
  Other accounts payable and accrued expenses...............      2,831         3,158
  Income taxes payable......................................          0         1,228
                                                                -------       -------
     Total liabilities......................................      6,858        11,463
                                                                =======       =======
Shareholders' equity
  Common stock, $.02 par value; authorized 12,000 shares;
     issued and outstanding 5,483 and 4,782 shares,
     respectively...........................................        110            96
  Additional paid-in capital................................      9,265         6,028
  Retained earnings.........................................     20,131        22,840
                                                                =======       =======
     Total shareholders' equity.............................     29,506        28,964
                                                                -------       -------
     Total liabilities and shareholders' equity.............    $36,364       $40,427
                                                                =======       =======

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------
                                                      1997           1998           1999
                                                    ---------      ---------      ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Commissions...................................     $14,745        $14,684        $16,645
  Principal transactions........................      25,929         16,453         22,708
  Net gains/losses on investment account........         455           (187)         6,520
  Investment banking............................       3,977          5,640          3,839
  Interest......................................       2,276          1,422          1,638
  Other.........................................       2,464          2,932          3,518
                                                     -------        -------        -------
          Total revenues........................      49,846         40,944         54,868
                                                     -------        -------        -------
Expenses:
  Compensation and benefits.....................      33,872         31,360         34,628
  Floor brokerage and clearance.................       4,171          3,413          3,931
  Communications................................         787            910            765
  Occupancy and equipment.......................       5,333          5,554          5,161
  Other.........................................       5,147          5,336          5,870
                                                     -------        -------        -------
       Total expenses...........................      49,310         46,573         50,355
                                                     -------        -------        -------
Income (loss) before income taxes...............         536         (5,629)         4,513
Income tax expense (benefit)....................         228         (2,253)         1,804
                                                     -------        -------        -------
Net income (loss)...............................     $   308        $(3,376)       $ 2,709
                                                     =======        =======        =======
Earnings (loss) per common share:
  Basic.........................................     $  0.05        $ (0.58)       $  0.54
  Diluted.......................................     $  0.05        $ (0.58)       $  0.53
                                                     =======        =======        =======

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                    COMMON STOCK       ADDITIONAL                     TOTAL
                                  -----------------      PAID-IN      RETAINED    SHAREHOLDERS'
                                  SHARES    AMOUNT       CAPITAL      EARNINGS       EQUITY
                                  ------    -------    -----------    --------    -------------
                                                         (IN THOUSANDS)
Balance, December 31, 1996....    6,027       120         12,710       23,199         36,029
                                  -----      ----        -------      -------        -------
  Issuance of shares under
     employee stock option
     plan.....................       68         1            230                         231
  Issuance of new shares......      325         7          1,700                       1,707
  Repurchase of stock.........     (465)       (9)        (2,694)                     (2,703)
  Net income..................                                            308            308
                                  -----      ----        -------      -------        -------
Balance, December 31, 1997....    5,955       119         11,946       23,507         35,572
                                  -----      ----        -------      -------        -------
  Issuance of shares under
     employee stock purchase
     plan.....................       13         0             78                          78
  Issuance of shares under
     employee stock option
     plan.....................       81         2            379                         381
  Repurchase of stock.........     (566)      (11)        (3,138)                     (3,149)
  Net loss....................                                         (3,376)        (3,376)
                                  -----      ----        -------      -------        -------
Balance, December 31, 1998....    5,483      $110        $ 9,265      $20,131        $29,506
                                  -----      ----        -------      -------        -------
  Issuance of shares under
     employee stock option
     plan.....................       59         1            273                         274
  Repurchase of stock.........     (760)      (15)        (3,604)                     (3,619)
  Tax benefit from stock
     options exercised........                                94                          94
  Net income..................                                          2,709          2,709
                                  -----      ----        -------      -------        -------
Balance, December 31, 1999....    4,782      $ 96        $ 6,028      $22,840        $28,964
                                  =====      ====        =======      =======        =======

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       FOR YEARS ENDED
                                                                        DECEMBER 31,
                                                                -----------------------------
                                                                 1997       1998       1999
                                                                -------    -------    -------
                                                                       (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Cash received from customers and clearing firm............    $45,103    $40,553    $42,960
  Cash paid to suppliers and employees......................    (49,473)   (46,550)   (45,819)
  Interest:
    Received................................................      2,276      1,422      1,638
    Paid....................................................          0          0          0
  Income taxes (paid) refunded..............................     (3,349)       317        862
                                                                -------    -------    -------
  Net cash used in operating activities.....................     (5,443)    (4,258)      (359)
                                                                -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of:
    Office equipment........................................          5         63          0
    Investment securities...................................     16,511     16,285     18,220
  Purchases of:
    Office equipment........................................     (1,074)    (1,505)      (413)
    Investment securities...................................    (17,866)   (10,685)    (8,774)
  Funds released from escrow................................          0      1,593          0
                                                                -------    -------    -------
  Net cash provided by (used in) investing activities.......     (2,424)     5,751      9,033
                                                                -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock..................................      1,938        459        274
  Repurchase of common stock................................     (2,703)    (3,149)    (3,619)
                                                                -------    -------    -------
  Net cash used in financing activities.....................       (765)    (2,690)    (3,345)
                                                                -------    -------    -------
Increase (decrease) in cash and cash equivalents............     (8,632)    (1,197)     5,329
Cash and cash equivalents at beginning of year..............     12,518      3,886      2,689
                                                                -------    -------    -------
Cash and cash equivalents at end of year....................    $ 3,886    $ 2,689    $ 8,018
                                                                =======    =======    =======
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH USED IN
  OPERATING ACTIVITIES:
  Net income (loss).........................................    $   308    $(3,376)   $ 2,709
  Adjustments to reconcile net income (loss) to net cash
    used in operating activities:
  Depreciation and amortization.............................        766        821      1,054
  Net unrealized loss (gain) on investment securities.......       (222)       626     (1,344)
  Net realized gain on sale of investment securities........       (233)      (439)    (5,176)
  Realized loss (gain) on sale of office equipment..........         21          0          0
  Deferred income taxes.....................................         89       (462)      (322)
  (Increase) decrease in:
    Receivable from clearing firm...........................        968     (1,009)       419
    Miscellaneous receivables...............................     (1,211)      (216)       628
    Trading securities, at market...........................     (3,072)     2,509     (4,755)
    Income tax receivable...................................          0     (1,456)     1,456
    Other assets............................................        (56)        66         63
  Increase (decrease) in:
    Due to clearing firm....................................      1,069     (1,069)         0
    Securities sold but not yet purchased, at market........         73       (658)       587
    Accrued compensation....................................       (306)       176      2,463
    Other accounts payable and accrued expenses.............       (427)       247        327
    Income taxes payable....................................     (3,210)       (18)     1,532
                                                                -------    -------    -------
Net cash used in operating activities.......................    $(5,443)   $(4,258)   $  (359)
                                                                =======    =======    =======

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     Kinnard Investments, Inc. ("Kinnard") is a holding company that has been providing financial products and services for over 50 years. The primary subsidiary, John G. Kinnard and Company, Incorporated ("John G. Kinnard" or "JGK"), is a regional broker-dealer headquartered in Minneapolis, Minnesota. Kinnard and John G. Kinnard are hereinafter collectively referred to as the "Company".

     John G. Kinnard is a full-service broker-dealer engaged in securities brokerage, trading, investment banking, asset management and related financial services to both retail and institutional customers. Its principal business is trading, underwriting, research and sale of securities of emerging growth companies with market capitalizations up to $250 million. Kinnard also negotiates, underwrites and participates in fixed income debt offerings. Other products and services include mutual funds, insurance products, investment management, IRA services and fixed income securities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Kinnard Investments, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Kinnard does not present a statement of comprehensive income as there are no items. Kinnard does not provide balance sheet data for segment reporting as this data is not measured.

CASH AND CASH EQUIVALENTS

     Kinnard considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

SECURITIES TRANSACTIONS

     Securities transactions and the related revenues and expenses are recorded on a settlement date basis, which is not materially different than if such transactions were recorded on trade date. Trading securities, securities sold but not yet purchased and investment securities that are readily marketable are stated at quoted market values. Trading and investment securities not readily marketable are carried at fair value as determined by management. Unrealized gains and losses are included in earnings.

MISCELLANEOUS RECEIVABLES

     Included in miscellaneous receivables are forgivable loans made to investment executives and other revenue-producing employees, typically in connection with their recruitment. Such loans are forgivable based on continued employment and are amortized

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) over the term of the loan, which is generally three to five years, using the straight-line method.

INCOME TAXES

     Kinnard accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under this method, deferred tax liabilities and assets and the resultant provision for income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

OFFICE EQUIPMENT

     The cost of office equipment is depreciated using accelerated methods over the estimated useful lives of two to seven years.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Substantially all of Kinnard's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

MANAGEMENT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EMPLOYEE STOCK COMPENSATION

     Kinnard has elected to continue following the guidance of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", for measurement and recognition of stock-based transactions with employees. Kinnard has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". See Note 10 to the Consolidated Financial Statements for additional information.

EARNINGS PER SHARE

     Basic earnings per share are based upon the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share take into account the dilutive effect, if any, of stock options and other potential dilutive common shares outstanding during the period.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) The following reconciliation illustrates the computation of basic and diluted earnings per share:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1997      1998       1999
                                                          ------    -------    ------
                                                           (IN THOUSANDS, EXCEPT PER
                                                                  SHARE DATA)
Net income (loss).....................................    $  308    $(3,376)   $2,709
                                                          ======    =======    ======
Weighted average number of common shares
  outstanding.........................................     6,149      5,825     5,050
Dilutive effect of stock options and warrants.........        82          0        22
                                                          ------    -------    ------
Weighted average number of common and potential
  dilutive common shares outstanding:.................     6,231      5,825     5,072
                                                          ======    =======    ======
Basic earnings (loss) per share.......................    $ 0.05    $ (0.58)   $ 0.54
Diluted earnings (loss) per share.....................    $ 0.05    $ (0.58)   $ 0.53
                                                          ======    =======    ======

     Non-dilutive options as of December 31, 1997, 1998 and 1999 totaled 447,000, 537,000 and 574,000, respectively.

NOTE 2. BINDING ARBITRATION AWARD

     On December 10, 1999, the National Association of Securities Dealers ("NASD") issued a binding arbitration award for $16.6 million in favor of Kinnard and against Dain Rauscher Corporation ("Dain") and several of its investment executives who were wrongfully recruited by Dain from Kinnard from 1997 to 1999.

     NASD arbitration awards are not subject to appeal. While Dain has filed a motion with the Hennepin County District Court (the "Court") to vacate the arbitration panel's decision, Kinnard believes that vacatur is unlikely due to the narrow grounds upon which a binding arbitration award may be vacated. Under both Federal and Minnesota Arbitration Acts, the Court must find evidence of fraud, corruption, misconduct or partiality on the part of the arbitration panel, or that the panel exceeded its powers in rendering its award decision.

     The award included compensatory damages of $9.1 million, punitive damages of $7.1 million and reimbursement of legal costs of $350 thousand. Upon exhaustion of all vacatur efforts, Kinnard anticipates recognizing up to $16.6 million in revenue. Recognition of such revenue may result in additional compensation and income tax expense. The additional compensation expense would result from an incremental ESOP contribution and additional incentive compensation, both based on pre-tax income.

     The following unaudited pro forma information has been prepared assuming that the binding arbitration settlement had been recognized during the period presented after the

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 2. BINDING ARBITRATION AWARD (CONTINUED) impact of certain adjustments to revenue, employee compensation based on current formulas and the related income tax effects thereof.

                     PRO FORMA STATEMENT OF OPERATIONS DATA

                                                                     YEAR ENDED
                                                                  DECEMBER 31, 1999
                                                                ---------------------
                                                                (IN THOUSANDS, EXCEPT
                                                                   PER SHARE DATA)
                                                                     (UNAUDITED)
Revenues....................................................           $71,085
Expenses....................................................           $53,491
                                                                       -------
Income before income taxes..................................            17,594
Income tax expense..........................................             7,037
                                                                       -------
Net income..................................................           $10,557
                                                                       =======
Earnings per common share:
  Basic.....................................................           $  2.09
  Diluted...................................................           $  2.08
Book value per common share:................................           $  7.70
                                                                       =======

NOTE 3. OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Included in other accounts payable and accrued expenses are vendor accounts payable, accrual for contingencies, sales incentive program accruals and miscellaneous payables.

NOTE 4. SECURITIES

     Trading securities are summarized as follows:

                                                                  DECEMBER 31,
                                                                -----------------
                                                                 1998      1999
                                                                ------    -------
                                                                 (IN THOUSANDS)
Trading securities:
  Corporate stocks..........................................    $2,298      1,837
  U.S. government and municipal bonds.......................     3,702     10,226
  Corporate debt securities.................................     2,221        913
                                                                ------    -------
                                                                $8,221    $12,976
                                                                ======    =======
Securities sold but not yet purchased:
  Corporate stocks..........................................    $  252    $   433
  Corporate debt securities.................................         5        411
                                                                ------    -------
                                                                $  257    $   844
                                                                ======    =======

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 4. SECURITIES (CONTINUED)
     Revenues from principal transactions are generated by market making activities in both equity and fixed income products. Revenues from equity principal transactions were $18.8 million, $10.9 million and $17.2 million for the years ended December 31, 1997, 1998 and 1999. Revenues from fixed income principal transactions were $7.1 million, $5.5 million and $5.5 million for the years ended December 31, 1997, 1998 and 1999.

     Investment securities are summarized as follows:

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1998       1999
                                                                -------    -------
                                                                  (IN THOUSANDS)
Investment securities:
  Corporate stocks..........................................    $ 4,590    $ 3,166
  U.S. government bonds.....................................      5,557      7,065
  Outside money managers....................................      6,771      3,761
                                                                -------    -------
                                                                $16,918    $13,992
                                                                =======    =======

NOTE 5. NOTES PAYABLE

     JGK maintains a discretionary credit facility providing for conditional short-term borrowing of up to $10 million. The facility limits borrowing to 90 days and is secured by the firm's marketable securities. Advances under the facility are at the bank's sole discretion, accrue interest at a fluctuating interest rate to be agreed upon by JGK and the bank, and are subject to certain affirmative and negative covenants. There are no fees or compensating balances related to this line of credit. There were no outstanding borrowings at December 31, 1998 and 1999 nor for the years then ended.

NOTE 6. EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

     Employees are eligible to participate in the Employee Stock Ownership Plan and Trust (ESOP) upon completing one year of service. Contributions to the ESOP are made at the discretion of Kinnard and can be made in cash or other property, as the Trustees of the ESOP consider appropriate. These contributions are used primarily to purchase stock of Kinnard. A participant is generally fully vested after five years of service. During the years ended December 31, 1997, 1998 and 1999, Kinnard contributed $0, $0 and $796,093, respectively, to the ESOP.

PENSION AND PROFIT SHARING PLANS

     Kinnard has defined contribution pension and profit sharing plans covering substantially all employees who have completed at least one full year of continuous service. Kinnard contributes to the pension plan, on behalf of each eligible employee, an amount equal to five percent of their annual qualified compensation. This contribution is reflected

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES as an operating expense and amounted to $1.0 million, $781,000 and $854,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

     There were no contributions to the Profit Sharing Plan for the years ended December 31, 1999, 1998 and 1997. Kinnard does not intend to make any further contributions to the Profit Sharing Plan so long as the ESOP is in effect.

NOTE 7. INCOME TAXES

     Income tax expense (benefit) is as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                        --------------------------------
                                                        1997         1998          1999
                                                        ----    --------------    ------
                                                                 (IN THOUSANDS)
Current:
  Federal...........................................    $ 97       $(1,433)       $2,533
  State.............................................      42          (358)         (407)
Deferred............................................      89          (462)         (322)
                                                        ----       -------        ------
                                                        $228       $(2,253)       $1,804
                                                        ====       =======        ======

     The provision for income taxes for the years ended December 31, 1997, 1998 and 1999, differs from the amount obtained by applying the U.S. federal income tax rate of 34% to pretax income due to the following:

                                                              YEARS ENDED DECEMBER 31,
                                                            -----------------------------
                                                            1997       1998         1999
                                                            ----      -------      ------
Ordinary federal income tax expense (benefit).........      $182      $(1,914)     $1,534
State income taxes, net of federal tax benefit........        46         (339)          0
Other.................................................         0            0         270
                                                            ----      -------      ------
                                                            $228      $(2,253)     $1,804
                                                            ====      =======      ======

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 7. INCOME TAXES (CONTINUED)
     The tax effects of temporary differences that give rise to Kinnard's deferred tax assets and liabilities are as follows:

                                                                 DECEMBER 31,
                                                                --------------
                                                                1998     1999
                                                                ----    ------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Accruals not currently deductible.........................    $627    $  680
  Receivables...............................................     216       219
  Other.....................................................     137       386
                                                                ----    ------
                                                                 980     1,285
                                                                ====    ======
Deferred tax liabilities:
  Unrealized appreciation of investment securities..........     658       868
  Other.....................................................      80        63
                                                                ----    ------
                                                                 738       931
                                                                ----    ------
Net deferred tax asset......................................    $242    $  354
                                                                ====    ======

     Kinnard has determined that there is no need to establish a valuation allowance for the deferred tax asset. That determination is based on the assumption that it is more likely than not that the deferred tax asset will be realized principally through future reversals of existing taxable temporary differences and future taxable income.

NOTE 8. NET CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

     Kinnard is subject to the Securities and Exchange Commission (SEC) Rule 15c3-1, net capital requirements for brokers and dealers, which required Kinnard to maintain minimum net capital of $799,000 as of December 31, 1999. Also, under this rule, the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and Kinnard may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 1999, Kinnard had net capital of $8.0 million, and a ratio of aggregate indebtedness to net capital of 1.5 to 1.

     Kinnard is exempt from the provisions of SEC Rule 15c3-3, customer protection: reserves and custody of securities, as Kinnard's clearing firm is responsible for complying with these provisions. Accordingly, the computation for determination of reserve requirements and information relating to the possession or control requirements is not required for Kinnard.

NOTE 9. EQUITY

     Kinnard's 12 million shares of authorized undesignated stock may be designated by the Board of Directors as either preferred stock or common stock.

     During the years 1997, 1998 and 1999 Kinnard repurchased 465,000, 566,000 and 760,000 shares of its common stock at a total cost of $2.7 million, $3.1 million and

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

9. EQUITY (CONTINUED)
$3.6 million, respectively. In October 1998, the board of directors authorized the repurchase of 1,000,000 shares in the open market or through privately negotiated transactions, at the discretion of the firm's management. In November 1999, the board of directors authorized the repurchase of an additional 1,000,000. Remaining shares authorized for repurchase at December 31, 1999 are 1,231,491.

     In April 1997, Kinnard entered into a Subscription and Purchase Agreement with William F. Farley, whereby Mr. Farley purchased 325,000 Units of securities of Kinnard for $1.7 million or $5.25 per Unit. Each Unit consisted of one share of common stock of Kinnard and a warrant to purchase an additional share at a price of $6.00 per share.

     Kinnard has an Employee Stock Purchase Plan ("ESPP") under which 1,050,000 shares are authorized for issuance. The ESPP allows employees to set aside up to 15% of earnings to purchase shares of Kinnard's common stock. Shares are issued semi-annually at a price equal to 85% of a defined market price, but not less than book value at the end of the period. Reserved but unissued shares under the Plan were 689,538 at December 31, 1999.

NOTE 10. STOCK OPTION PLANS

     Under Kinnard's 1990 and 1997 Stock Option Plans, a total of 620,000 and 1 million shares, respectively, have been reserved for options to employees and Directors of Kinnard. At December 31, 1999 authorized but unissued shares were 161,857 for the 1990 Stock Option Plan and 463,500 for the 1997 Stock Option Plan. Under terms of the plan, options are generally granted at the current market price, but not less than the book value per share. The options may be exercised over the period prescribed at the time of the grant, not to exceed ten years.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 10. STOCK OPTION PLANS (CONTINUED)
     The options, in general, vest evenly over five years. Stock option transactions are summarized below:

                                                                            WEIGHTED
                                                                            AVERAGE
                                                               NUMBER OF    EXERCISE
                                                                SHARES       PRICE
                                                               ---------    --------
Outstanding at December 31, 1996...........................     368,200      $4.40
Granted....................................................     488,000       5.98
Exercised..................................................     (67,693)      4.01
Forfeited or expired.......................................    (131,557)      5.39
                                                               --------      -----
Outstanding at December 31, 1997...........................     656,950       5.37
Granted....................................................     250,000       5.97
Exercised..................................................     (81,250)      4.69
Forfeited or expired.......................................     (95,000)      5.74
                                                               --------      -----
Outstanding at December 31, 1998...........................     730,700       5.62
Granted....................................................     159,500       4.70
Exercised..................................................     (58,950)      3.74
Forfeited or expired.......................................    (143,000)      4.98
                                                               --------      -----
Outstanding at December 31, 1999...........................     688,250      $5.52
                                                               ========      =====
Exercisable at:
     December 31, 1997.....................................     416,450       5.07
     December 31, 1998.....................................     373,700       5.37
     December 31, 1999.....................................     477,500       5.62
                                                               ========      =====

     The following table summarizes information for stock options outstanding at December 31, 1999:

                                                            WEIGHTED
           RANGE OF                              AVERAGE    AVERAGE                    WEIGHTED
           EXERCISE                 NUMBER        LIFE      EXERCISE      NUMBER       EXERCISE
            PRICES                OUTSTANDING    (YEARS)     PRICE      EXERCISABLE     PRICE
           --------               -----------    -------    --------    -----------    --------
$3.58 to $4.04................       66,750       1.08       $4.00              0         N/A
$4.25 to $5.88................      234,500       6.71        4.91        200,000       $4.91
$5.98 to $5.98................      119,500       1.22        5.98         20,000        5.98
$6.00 to $6.88................      267,500       6.51        6.18        257,500        6.15
                                    -------       ----       -----        -------       -----
$3.58 to $6.88................      688,250       6.25       $5.50        477,500       $5.62
                                    =======       ====       =====        =======       =====

     No compensation expense has been recognized for its stock option and stock purchase plans because the exercise price of all options granted under the stock option plan and price of shares issued under the stock purchase plan were not deemed to be less than fair value.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 10. STOCK OPTION PLANS (CONTINUED)
     Had compensation cost for these equity instruments been determined based on the fair value at the grant dates, Kinnard's net income (loss) and earnings
(loss) per share for the years ended December 31, 1997, 1998 and 1999 would have been reduced to the pro forma amounts indicated below:

                                                           1997      1998       1999
                                                          ------    -------    ------
                                                             (IN THOUSANDS, EXCEPT
                                                                PER SHARE DATA)
Net income (loss):
     As reported......................................    $  308    $(3,376)   $2,709
     Pro forma........................................    $ (145)   $(3,514)   $2,357
Basic earnings (loss) per share:
     As reported......................................    $ 0.05    $ (0.58)   $ 0.54
     Pro forma........................................    $(0.02)   $ (0.60)   $ 0.47
Diluted earnings (loss) per share:
     As reported......................................    $ 0.05    $ (0.58)   $ 0.53
     Pro forma........................................    $(0.02)   $ (0.60)   $ 0.46
                                                          ======    =======    ======

     Using the Black-Scholes option pricing model, the estimated weighted average fair value of options granted during 1997, 1998 and 1999 was $2.04, $2.71 and $5.25 per share. The assumptions used in the computations for 1997, 1998 and 1999 are as follows: risk-free interest rate of 6.3%, 5.6% and 6.2%; expected dividend yield of 0% in all three years; expected life of five, four and six years; and expected volatility of 43%, 42% and 61%. Pro forma compensation cost of shares issued under the Employee Stock Purchase Plan is measured based on the discount from market value. At December 31, 1999, the closing price of Kinnard's common stock was $7.44 per share.

NOTE 11. COMMITMENTS

     Kinnard and its subsidiaries lease office space and equipment under various operating leases with remaining terms ranging up to eight years. Certain of these leases have escalation clauses and renewal options. Minimum rentals required under these non-cancelable operating leases are as follows:

                                                       (IN THOUSANDS)
2000...............................................        $  758
2001...............................................           728
2002...............................................           709
2003...............................................           620
2004...............................................           322
Thereafter.........................................           398
                                                           ------
                                                           $3,535
                                                           ======

     Rent expense was $2.9 million, $3.2 million and $2.8 million for the years ended December 31, 1997, 1998 and 1999, respectively.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 11. COMMITMENTS (CONTINUED)
     In the normal course of business, Kinnard enters into underwriting and other commitments. The ultimate settlement of such transactions open at year-end is not expected to have a material effect on the consolidated financial statements.

NOTE 12. LEGAL PROCEEDINGS

     Kinnard is a defendant in various other actions relating to its business, some of which involve claims for unspecified amounts. Although the ultimate resolution of these matters cannot be predicted with certainty, in management's opinion, while their outcome may have a material effect on the earnings in a particular period, the outcome will not have a material adverse effect on the financial condition of Kinnard.

NOTE 13. SEGMENTS

     Kinnard's reportable segments are: retail sales, equity capital markets, fixed income and other. The retail segment consists of various retail branch locations and the financial services division. Equity capital markets consists of equity trading, institutional sales, research and investment banking. Fixed income includes the origination, trading, and institutional sales of fixed income securities. Other consists of general corporate, administrative support functions and net gains or losses on the investment account. Kinnard does not provide balance sheet data for segment reporting as this data is not measured.

     Information concerning operations in these segments of business is as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1997       1998       1999
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Revenue:
     Retail sales...................................    $30,422    $24,737    $28,760
     Equity capital markets.........................     10,192      8,660     11,720
     Fixed income...................................      6,224      5,943      6,182
     Other..........................................      3,008      1,604      8,206
                                                        -------    -------    -------
                                                        $49,846    $40,944    $54,868
                                                        =======    =======    =======
Pretax income (loss):
     Retail sales...................................    $ 4,342    $ 2,501    $ 4,983
     Equity capital markets.........................       (509)    (3,126)    (1,148)
     Fixed income...................................      1,166      1,132        840
     Other..........................................     (4,463)    (6,136)      (162)
                                                        -------    -------    -------
                                                        $   536    $(5,629)   $ 4,513
                                                        =======    =======    =======

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     Kinnard sells securities that are not yet purchased (short sales) for its own account. The establishment of short positions exposes Kinnard to off-balance-sheet market risk in the event prices increase, as Kinnard may be obligated to acquire the securities at prevailing market prices. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may be greater than the obligation already recorded in the consolidated financial statements.

     In connection with its trading securities, Kinnard does not, nor does it have plans to, utilize interest rate swaps, foreign currency contracts, futures, forward contracts, or other derivatives.

     In the normal course of business, Kinnard's activities involve the execution, settlement and financing of various securities transactions. These activities may expose Kinnard to off-balance-sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

     Kinnard clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. However, Kinnard is liable to the clearing firm for the transactions of its customers. These activities may expose Kinnard to off-balance-sheet risk in the event a customer or counterparty is unable to fulfill its contractual obligations. Kinnard maintains all of its trading securities at the clearing firm. These trading securities may collateralize amounts due to the clearing firm.

     Kinnard is also exposed to the risk of loss on customer transactions in the event of the customer's or counterparty's inability to meet the terms of their contracts, in which case Kinnard may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon Kinnard's consolidated financial statements.

     Kinnard's customer securities activities are transacted on either a cash or margin basis. Kinnard seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Kinnard monitors required margin levels daily, and pursuant to such guidelines, requires that customers deposit additional collateral, or reduce margin positions, when necessary.

     As a broker dealer, JGK is engaged in various securities trading and brokerage activities serving a diverse group of corporations, governments, institutions and individual investors. JGK's exposure to credit risk associated with the nonperformance of these customers and the related counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile security markets, credit markets and regulatory changes which may impair the ability of customers and/or counterparties to satisfy their obligations to Kinnard. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes.

     To alleviate the potential for risk concentrations, Kinnard has established credit limits which are monitored on an on-going basis in light of market conditions.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                         DECEMBER 31,        MARCH 31,
                                                             1999              2000
                                                         ------------       -----------
                                                             (IN THOUSANDS, EXCEPT
                                                                PER SHARE DATA)
                                                                            (UNAUDITED)
ASSETS
Cash and cash equivalents............................      $ 8,018            $ 8,346
Receivable from clearing firm........................          590                999
Miscellaneous receivables............................        2,899              4,734
Trading securities, at market........................       12,976             11,959
Office equipment at cost, less accumulated
  depreciation of $3,594 and $3,841, respectively....        1,247              1,133
Investment securities, at fair value.................       13,992             13,477
Deferred income taxes................................          354                337
Other assets.........................................          351                343
                                                           -------            -------
     Total assets....................................      $40,427            $41,328
                                                           =======            =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Securities sold but not yet purchased, at market...          844                748
  Accrued compensation...............................        6,233              5,111
  Other accounts payable and accrued expenses........        3,158              3,020
  Income taxes payable...............................        1,228              1,695
                                                           -------            -------
     Total liabilities...............................       11,463             10,574
Shareholders' equity
  Common Stock, $.02 par value;
     Authorized 7,500 shares;........................
     Issued and outstanding 4,782 and 4,853 shares,
       respectively..................................           96                 97
  Additional paid-in capital.........................        6,028              6,310
  Retained earnings..................................       22,840             24,347
                                                           -------            -------
     Total shareholders' equity......................       28,964             30,754
                                                           -------            -------
     Total liabilities and shareholders' equity......      $40,427            $41,328
                                                           =======            =======

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                               1999           2000
                                                              ------         ------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
                                                                   (UNAUDITED)
OPERATING REVENUES:
  Commissions.............................................    $4,177         $6,031
  Principal transactions..................................     5,049          9,324
  Investment banking......................................       562          2,388
  Interest................................................       393            670
  Net gain (loss) on investment account...................       672           (352)
  Other...................................................       965            961
                                                              ------         ------
       Total operating revenues...........................    11,818         19,022
OPERATING EXPENSES:
  Compensation and benefits...............................     7,630         12,670
  Floor brokerage and clearance...........................       965          1,497
  Communications..........................................       198            200
  Occupancy and equipment.................................     1,437          1,292
  Other...................................................     1,001            851
                                                              ------         ------
       Total operating expenses...........................    11,231         16,510
Operating income..........................................       587          2,512
Pretax income.............................................       587          2,512
Income tax expense........................................       234          1,005
Net income................................................    $  353         $1,507
Earnings per common share:
  Basic...................................................    $ 0.07         $ 0.31
  Diluted.................................................    $ 0.07         $ 0.29

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

           UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                       COMMON STOCK                                 TOTAL
                                     ----------------    PAID-IN    RETAINED    SHAREHOLDERS'
                                     SHARES    AMOUNT    CAPITAL    EARNINGS       EQUITY
                                     ------    ------    -------    --------    -------------
                                                          (IN THOUSANDS)
Balance, December 31, 1997.......    5,955      $119     $11,946    $23,507        $35,572
                                     -----      ----     -------    -------        -------
  Issuance of shares under the
     employee stock purchase
     plan........................       13         0          78         --             78
  Issuance of shares under the
     employee stock option
     plan........................       81         2         379         --            381
  Repurchase of stock............     (566)      (11)     (3,138)        --         (3,149)
  Net loss.......................       --        --          --     (3,376)        (3,376)
                                     -----      ----     -------    -------        -------
Balance, December 31, 1998.......    5,483       110       9,265     20,131         29,506
                                     -----      ----     -------    -------        -------
  Issuance of shares under the
     employee stock option
     plan........................       59         1         367         --            368
  Repurchase of stock............     (760)      (15)     (3,604)        --         (3,619)
  Net income.....................       --        --          --      2,709          2,709
                                     -----      ----     -------    -------        -------
Balance, December 31, 1999.......    4,782        96       6,028     22,840         28,964
                                     -----      ----     -------    -------        -------
  Issuance of shares under the
     employee stock option
     plan........................       71         1         282         --            283
  Net income.....................       --        --          --      1,507          1,507
                                     -----      ----     -------    -------        -------
Balance, March 31, 2000
  (unaudited)....................    4,853      $ 97     $ 6,310    $24,347        $30,754
                                     =====      ====     =======    =======        =======

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                                -------------------
                                                                  1999       2000
                                                                --------    -------
                                                                  (IN THOUSANDS)
                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Cash received from customers and clearing firm............    $  9,646    $19,216
  Cash paid to suppliers and employees......................     (12,779)   (19,350)
  Interest received.........................................         393        670
  Income taxes paid/income tax refunds received.............          38       (615)
                                                                --------    -------
Net cash used in operating activities.......................      (2,702)       (79)
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of investment securities...............       7,827        846
  Purchases of:
     Office equipment.......................................         (71)      (133)
     Investment securities..................................      (5,209)      (683)
                                                                --------    -------
Net cash provided by investing activities...................       2,547         30
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock..................................          21        377
  Repurchase of common stock................................      (1,716)        --
                                                                --------    -------
Net cash provided by (used in) financing activities.........      (1,695)       377
Increase (decrease) in cash and cash equivalents............      (1,850)       328
Cash and cash equivalents at beginning of period............       2,689      8,018
                                                                --------    -------
Cash and cash equivalents at end of period..................    $    839    $ 8,346
                                                                ========    =======

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                                                                   THREE MONTHS
                                                                 ENDED MARCH 31,
                                                                ------------------
                                                                 1999       2000
                                                                 ----       ----
                                                                  (IN THOUSANDS)
                                                                   (UNAUDITED)
RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING
  ACTIVITIES:
  Net income................................................    $   353    $ 1,507
  Adjustments to reconcile net income to net cash used in
     operating activities:
     Depreciation and amortization..........................        284        247
     Net unrealized loss on investment securities...........        115        979
     Net realized gain on sale of investment securities.....       (787)      (627)
     Deferred income taxes..................................        (18)        17
     (Increase) decrease in:
       Receivable from clearing firm........................       (515)      (409)
       Miscellaneous receivables............................        164     (1,835)
       Trading securities, at market........................       (702)     1,017
       Income tax receivable................................        291         --
       Other assets.........................................        110          8
     Increase (decrease) in:
       Securities sold but not yet purchased, at market.....        111        (96)
       Accrued compensation.................................     (1,769)    (1,122)
       Other accounts payable and accrued expenses..........       (339)      (138)
       Income taxes payable.................................         --        373
                                                                -------    -------
Net cash used in operating activities.......................    $(2,702)   $   (79)
                                                                =======    =======

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements of Kinnard have been prepared in conformity with generally accepted accounting principles and should be read in conjunction with Kinnard's financial information included elsewhere herein. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the year ending December 31, 2000.

     The consolidated statement of financial condition as of March 31, 2000 and other financial information for the three months ended March 31, 1999 and 2000, are unaudited, but Kinnard's management believes that all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results of operations for the periods have been included.

NOTE 2. BINDING ARBITRATION AWARD

     On December 10, 1999, the NASD issued a binding arbitration award for $16.6 million in favor of Kinnard and against Dain Rauscher Corporation ("Dain") and several of its investment executives who were wrongfully recruited by Dain from Kinnard from 1997 to 1999.

     NASD arbitration awards are not subject to appeal. While Dain has filed a motion with the Hennepin County District Court to vacate the arbitration panel's decision, Kinnard believes that vacature is unlikely due to the narrow grounds upon which a binding arbitration award may be vacated. Under both Federal and Minnesota Arbitration Acts, the court must find evidence of fraud, corruption, misconduct or partiality on the part of the arbitration panel, or that the panel exceeded its powers in rendering its award decision.

     The award included compensatory damages of $9.1 million, punitive damages of $7.1 million and reimbursement of legal costs of $350 thousand. Under NASD Rules, Dain is required to pay interest on the unpaid settlement amount based on a statutory interest rate of 5.5%. Upon exhaustion of all vacatur efforts, Kinnard anticipates recognizing up to $16.6 million in revenue from the settlement, plus interest income during the period that the settlement remains unpaid. Recognition of such revenue may result in additional compensation and income tax expense.

     The following unaudited pro forma information has been prepared assuming that the binding arbitration settlement and related accrued interest had been recognized at the end

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. BINDING ARBITRATION AWARD (CONTINUED) of the period presented after the impact of certain adjustments to revenue, employee compensation based on current formulas and the related income tax effects thereof.

                     PRO FORMA STATEMENT OF OPERATIONS DATA

                                                                THREE-MONTH PERIOD
                                                                      ENDED
                                                                  MARCH 31, 2000
                                                             ------------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
                                                                   (UNAUDITED)
Revenues.................................................            $35,810
Expenses.................................................            $19,647
Income before income taxes...............................             16,163
Income tax expense.......................................              6,465
                                                                     -------
Net income...............................................            $ 9,698
                                                                     =======
Earnings per common share:
  Basic..................................................            $  2.01
  Diluted................................................            $  1.89
Book value per common share:.............................            $  8.02

NOTE 3. OTHER COMMITMENTS AND CONTINGENT LIABILITIES

     John G. Kinnard and Company, Incorporated is a defendant in various actions relating to its business, some of which involve claims for unspecified amounts. Although the resolution of these matters cannot be predicted with certainty, management believes that while their outcome may have a material effect on the earnings in a particular period, the outcome will not have a material adverse effect on the financial condition of Kinnard.

NOTE 4. SEGMENTS

     Kinnard's reportable segments are: retail sales, equity capital markets, fixed income and other. The retail segment consists of various retail branch locations and the financial services division. Equity capital markets consists of equity trading, institutional sales, research and investment banking. Fixed income includes the origination, trading, and institutional sales of fixed income securities. Other consists of general corporate and administrative support functions. Kinnard does not provide balance sheet data for segment reporting as this data is not measured.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. SEGMENTS (CONTINUED)
     Information concerning operations in these segments of business is as follows:

                                                                   THREE MONTHS
                                                                 ENDED MARCH 31,
                                                                ------------------
                                                                 1999       2000
                                                                -------    -------
                                                                  (IN THOUSANDS)
Operating revenue:
  Retail sales..............................................    $ 6,896    $11,259
  Equity capital markets....................................      2,433      5,597
  Fixed income..............................................      1,329      1,882
  Other.....................................................      1,160        284
                                                                -------    -------
     Total..................................................    $11,818    $19,022
Operating income/(loss):
  Retail sales..............................................    $ 1,183    $ 2,416
  Equity capital markets....................................       (405)     1,074
  Fixed income..............................................        203        435
  Other.....................................................       (394)    (1,413)
                                                                -------    -------
     Total..................................................    $   587    $ 2,512
                                                                =======    =======

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
R. J. Steichen & Co.:

     We have audited the accompanying statements of financial condition of R. J. Steichen & Co. (the Company) as of September 30, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. J. Steichen & Co. as of September 30, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 1999, in conformity with generally accepted accounting principles.
/s/  KPMG LLP
October 27, 1999

                              R. J. STEICHEN & CO.

                       STATEMENTS OF FINANCIAL CONDITION

                                                               SEPTEMBER 30,
                                                        ----------------------------
                                                            1998            1999
                                                        ------------    ------------
ASSETS
Cash (note 3).......................................    $  1,914,961    $ 13,741,389
Deposits with clearing organizations................         250,000         603,629
Receivables from brokers and dealers and clearing
  organizations:
     Clearing organizations.........................         558,009         585,104
     Securities borrowed............................       2,076,900       3,276,190
Receivables from customers..........................      95,172,452     105,375,932
Securities in trading account, at market value......       2,735,470       5,759,379
Prepaid expenses and other assets...................       1,779,266       2,124,804
                                                        ------------    ------------
     Total assets...................................    $104,487,058    $131,466,427
                                                        ============    ============
LIABILITIES
Payables to customers...............................    $ 79,015,628     109,197,017
Short-term borrowings (note 5)......................       7,800,000       1,600,000
Securities sold, not yet purchased..................         478,299         665,782
Accounts payable and accrued liabilities............       1,295,102       1,047,281
Accrued sales commissions...........................         579,280       1,275,110
Deposit from introducing broker.....................         197,800         196,000
                                                        ------------    ------------
     Total liabilities..............................      89,366,109     113,981,190
                                                        ------------    ------------
Stockholders' equity (note 8):
  Common stock, $100 par value:
     Authorized 200 shares; issued and outstanding,
       20 shares....................................           2,000           2,000
  Additional paid-in capital........................         439,063         439,063
  Retained earnings.................................      14,679,886      17,044,174
                                                        ------------    ------------
     Total stockholders' equity.....................      15,120,949      17,485,237
Commitments and contingencies (notes 9 and 10)......
                                                        ------------    ------------
     Total liabilities and stockholders' equity.....    $104,487,058    $131,466,427
                                                        ============    ============

See accompanying notes to financial statements.

                              R. J. STEICHEN & CO.
                            STATEMENTS OF OPERATIONS

                                                           YEARS ENDED SEPTEMBER 30,
                                                 ---------------------------------------------
                                                    1997             1998             1999
                                                 -----------      -----------      -----------
REVENUES:
  Commissions:
     Investment banking......................    $10,777,797      $ 6,669,137      $ 3,740,426
     Securities..............................      8,451,093        9,163,130       11,190,454
     Investment companies and insurance
       products..............................        555,246          625,100          757,427
  Principal transactions.....................     15,001,537       11,965,854       16,157,400
  Interest and dividends.....................      7,584,917        8,818,446        8,233,536
  Other revenue..............................        149,388          577,275          354,986
                                                 -----------      -----------      -----------
       Total revenues........................     42,519,978       37,818,942       40,434,229
                                                 -----------      -----------      -----------
EXPENSES:
  Commissions and compensation...............     24,458,722       22,696,676       24,881,470
  Interest...................................      4,205,386        4,884,247        4,582,056
  Communications.............................      2,142,394        2,267,140        2,444,233
  Technology consultant fees and other data
     processing..............................        809,541        1,736,565        1,260,242
  Occupancy..................................      1,324,054        1,404,779        1,430,215
  Clearing corporation services..............        297,970          375,930          400,893
  Other operating expenses...................      2,055,142        1,645,079        1,375,220
                                                 -----------      -----------      -----------
       Total expenses........................     35,293,209       35,010,416       36,374,329
                                                 -----------      -----------      -----------
Net earnings.................................    $ 7,226,769      $ 2,808,526      $ 4,059,900
                                                 ===========      ===========      ===========
Basic earnings per common share..............    $   361,338      $   140,426      $   202,995
                                                 ===========      ===========      ===========

See accompanying notes to financial statements.

                              R. J. STEICHEN & CO.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                          YEARS ENDED SEPTEMBER 30, 1997, 1998, AND 1999
                                       ----------------------------------------------------
                                                 ADDITIONAL                       TOTAL
                                       COMMON     PAID-IN       RETAINED      STOCKHOLDERS'
                                       STOCK      CAPITAL       EARNINGS         EQUITY
                                       ------    ----------    -----------    -------------
Balance, September 30, 1996........    $2,000     $439,063     $15,800,317     $16,241,380
  Net earnings.....................       --            --       7,226,769       7,226,769
  Dividends paid...................       --            --      (8,858,726)     (8,858,726)
                                       ------     --------     -----------     -----------
Balance, September 30, 1997........    $2,000     $439,063     $14,168,360     $14,609,423
  Net earnings.....................       --            --       2,808,526       2,808,526
  Dividends paid...................       --            --      (2,297,000)     (2,297,000)
                                       ------     --------     -----------     -----------
Balance, September 30, 1998........    $2,000     $439,063     $14,679,886     $15,120,949
  Net earnings.....................       --            --       4,059,900       4,059,900
  Dividends paid...................       --            --      (1,695,612)     (1,695,612)
                                       ------     --------     -----------     -----------
Balance, September 30, 1999........    $2,000     $439,063     $17,044,174     $17,485,237
                                       ======     ========     ===========     ===========

See accompanying notes to financial statements.

                              R. J. STEICHEN & CO.

                            STATEMENTS OF CASH FLOWS

                                                   FISCAL YEARS ENDED SEPTEMBER 30,
                                                ---------------------------------------
                                                   1997          1998          1999
                                                -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings................................  $ 7,226,769   $ 2,808,526   $ 4,059,900
  Adjustments to reconcile net earnings to net
     cash provided (used) by operating
     activities:
     Depreciation and amortization............       86,943        44,288           804
     Changes in assets and liabilities:
       Net receivables from and payables to
          brokers, dealers, and clearing
          organizations.......................    2,575,076       378,902    (1,226,385)
       Net receivables from and payables to
          customers...........................   (1,321,027)   (2,359,519)   19,977,909
       Net securities in trading accounts and
          securities sold, not yet
          purchased...........................   (1,612,537)     (578,252)   (2,836,426)
       Accrued sales commissions..............      586,517    (1,042,111)      695,830
       Prepaid expenses and other assets......   (1,004,662)       27,804      (346,342)
       Accounts payable and accrued
          liabilities.........................     (159,910)   (1,026,295)     (247,821)
       Deposits, net..........................       54,856        27,800      (355,429)
                                                -----------   -----------   -----------
Net cash provided (used) by operating
  activities..................................  $ 6,432,025   $(1,718,857)  $19,722,040
                                                -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) under line of
     credit...................................  $  (500,000)  $ 1,300,000   $(6,200,000)
  Dividends paid..............................   (8,858,726)   (2,297,000)   (1,695,612)
  Payments on obligations under capital
     leases...................................      (86,495)      (86,069)           --
                                                -----------   -----------   -----------
Net cash used by financing activities.........  $(9,445,221)  $(1,083,069)  $(7,895,612)
                                                -----------   -----------   -----------
Net increase (decrease) in cash...............   (3,013,196)   (2,801,926)   11,826,428
Cash at beginning of year.....................    7,730,083     4,716,887     1,914,961
                                                -----------   -----------   -----------
Cash at end of year...........................  $ 4,716,887   $ 1,914,961   $13,741,389
                                                ===========   ===========   ===========
Cash paid during the year for interest........  $ 4,205,386   $ 4,884,247   $ 4,582,056
                                                ===========   ===========   ===========

See accompanying notes to financial statements.

                              R. J. STEICHEN & CO.

                         NOTES TO FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1998 AND 1999

(1) NATURE OF BUSINESS

     R. J. Steichen & Co. (the Company) is privately owned but is a registered broker dealer in securities under the Securities and Exchange Act of 1934. The Company trades, underwrites, and markets equity and fixed income securities.

(2) SIGNIFICANT ACCOUNTING POLICIES

     (A) ACCOUNTING FOR SECURITIES TRANSACTIONS

          Securities in trading and investment accounts and securities sold, not yet purchased are recorded at quoted market values. Revenues from principal transactions include the change in unrealized appreciation or depreciation of securities.

          Securities transactions and related commissions, revenues, and expenses are recorded on a settlement date basis, which is not materially different than on a trade date basis.

     (B) CUSTOMER ACCOUNTS

          Accounts receivable from customers primarily represents margin balances. Other customer receivables and payables result from cash transactions. Securities owned by customers and held as collateral are not reflected in the financial statements.

     (C) OTHER ASSETS

          Included in other assets are forgivable loans made to investment executives and other revenue producing employees, typically in connection with their recruitment. Such forgivable loans are amortized as compensation over the life of the note which is generally three to five years, using the straight-line method.

     (D) INCOME TAXES

          The Company is a Subchapter S corporation for income tax purposes. Accordingly, no provision for income taxes is included in the financial statements, as the Company's earnings are allocated to the stockholder for inclusion in his individual income tax returns.

     (E) FAIR VALUE OF FINANCIAL INSTRUMENTS

          Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

     (F) USE OF ESTIMATES

          Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the balance sheet date and the reported amounts of revenues

                              R. J. STEICHEN & CO.

(2) SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) and expenses during the reporting period. Actual results could differ from those estimates.

     (G) CASH AND CASH EQUIVALENTS

          The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     (H) EARNINGS PER SHARE

          During the three-year period presented, there were no potential dilutive shares and common shares outstanding remained constant.

(3) CASH

     $9.0 million was required to be segregated at September 30, 1999 in accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

(4) RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS

     Securities failed to deliver and receive, if any, represent the contract value of securities which have not been delivered or received subsequent to settlement date.

     Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives cash or other collateral. The initial collateral advanced or received has a market value equal to or greater than the market value of the securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned and requests additional collateral or returns excess collateral, as appropriate. Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the related securities.

(5) SHORT-TERM BORROWINGS

     Short-term borrowings represent secured borrowings under a bank credit agreement to finance securities inventory positions and receivables. The Company may borrow up to an aggregate of $35 million, subject to borrowing base availability. At September 30, 1998 and 1999, the Company had outstanding balances of $7.8 million and $1.6 million, respectively. The interest rate was 6.43% and 6.45% at September 30, 1998 and 1999, respectively.

     Cash, securities inventory, customer margin securities, and receivables from clearing organizations of approximately $29.8 million and $25.6 million were pledged as collateral on these borrowings at September 30, 1998 and 1999, respectively.

                              R. J. STEICHEN & CO.

(6) SECURITIES INVENTORY

     Securities positions are summarized as follows:

                                                                 SEPTEMBER 30,
                                                            ------------------------
                                                               1998          1999
                                                            ----------    ----------
Owned:
  State and municipal government obligations............    $  709,032    $3,869,626
  U.S. government and Canadian government obligations...       543,683        22,174
  Stock and warrants....................................     1,477,897     1,827,173
  Corporate obligations.................................         4,858        40,406
                                                            ----------    ----------
       Total............................................    $2,735,470    $5,759,379
                                                            ==========    ==========
Sold, not yet purchased:
  Equity securities.....................................       478,299       665,782
                                                            ----------    ----------
       Total............................................    $  478,299    $  665,782
                                                            ==========    ==========

     Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to repurchase security in the market at prevailing prices. These transactions result in off-balance-sheet market risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the Statement of Financial Condition.

     Revenues from principal transactions are generated by market-making activities primarily from transactions relating to equity securities.

(7) EMPLOYEE BENEFIT PLANS

     The Company has a defined contribution retirement plan to provide retirement income for employees. The Company matches 50% of employee contributions up to a $1,000 annual maximum plus a contribution at the discretion of the Board of Directors of the Company. No discretionary contributions were made for fiscal years 1997, 1998 and 1999. The Company's matching contributions under the plan for the years ended September 30, 1997, 1998 and 1999 were $33,644, $46,205, and $53,966, respectively.

(8) NET CAPITAL REQUIREMENTS

     The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method for computing net capital, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 1999 the Company's net capital of $13,872,958 was 13% of aggregate debit balances and $11,776,085 in excess of required net capital. Rule 15c3-1 also provides that equity capital may not be withdrawn nor cash dividends paid if resulting net capital would be less than 5% of aggregate debit balances.

                              R. J. STEICHEN & CO.

(9) COMMITMENTS AND CONTINGENCIES

     The Company leases its office facilities and certain equipment under noncancelable leases with expiration dates through fiscal year 2004. Certain leases contain provisions for payment of operating expenses as additional rents.

     Minimum rental commitments required under these leases are as follow:

                                                                OPERATING
                 YEAR ENDING SEPTEMBER 30,                        LEASES
                 -------------------------                      ----------
         2000...............................................    $  737,870
         2001...............................................       570,080
         2002...............................................       529,100
         2003...............................................       438,661
         2004...............................................       166,038
         Thereafter.........................................            --
                                                                ----------
              Total minimum lease payments..................    $2,441,749
                                                                ==========

     Rent expense was $880,000, $1.4 million, and $1.4 million for the years ended September 30, 1997, 1998, and 1999, respectively.

     In the normal course of business, the Company enters into underwriting and other commitments. The ultimate settlement of such transactions open at year end is not expected to have a material effect on the financial statements.

     The Company is a defendant in various actions incidental to its securities business. While the outcome of the litigation is uncertain, based upon the facts that have been developed to date and consultation with legal counsel, Company management believes that the resolution of those actions will not have a materially adverse effect on the Company's financial condition.

(10) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

     The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to significant off-balance-sheet credit risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligation, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

     In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices.

                              R. J. STEICHEN & CO.

(10) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (CONTINUED) Settlement of these transactions is not expected to have a material effect upon the Company's Statement of Financial Condition.

     The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions, when necessary.

     The Company sells securities that are not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance-sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may be greater than the obligation already recorded in the financial statements.

     In connection with its trading securities, the Company does not, nor does it have plans to, utilize interest rate swaps, foreign currency contracts, futures, forward contracts, or other derivatives.

     In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

     As a broker dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of corporations, governments, institutions, and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers and the related counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile security markets, credit markets, and regulatory changes which may impair the ability of customers and/or counterparties to satisfy their obligations to the Company. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes.

     To alleviate the potential for risk concentrations, the Company has established credit limits which are monitored on an on-going basis in light of market conditions.

(11) SEGMENTS

     The Company's reportable segments are: retail sales, equity capital markets, fixed income, and other. The retail segment consists of commissions on equity and principal transactions, including mutual funds and insurance products. Equity capital markets consists of market making trading, institutional sales and investment banking. Fixed income includes the origination and trading of fixed income securities. Interest has been presented separately as the Company does not allocate these amounts to its segments. Other consists of general corporate and administrative support functions. The Company does not provide balance sheet data for segment reporting as this data is not presented.

                              R. J. STEICHEN & CO.

(11) SEGMENTS (CONTINUED)
     Information concerning operations in these segments of business is as follows:

                                                     YEARS ENDED SEPTEMBER 30,
                                             -----------------------------------------
                                                1997           1998           1999
                                             -----------    -----------    -----------
Revenue:
  Retail sales...........................    $20,572,982    $18,059,773    $22,366,375
  Equity capital markets.................     13,981,922      9,598,524      8,504,102
  Fixed income...........................        246,620      1,076,159      1,101,390
  Interest income........................      7,562,121      8,720,623      8,189,720
  Other..................................        156,333        363,863        272,642
                                             -----------    -----------    -----------
       Total.............................    $42,519,978    $37,818,942    $40,434,229
                                             ===========    ===========    ===========
Net earnings:
  Retail sales...........................    $  (231,826)   $   442,735    $ 3,066,576
  Equity capital markets.................      6,017,677      2,710,354      2,026,530
  Fixed income...........................         81,479        395,282        694,880
  Interest income, net...................      3,356,735      3,836,376      3,607,664
  Other..................................     (1,997,296)    (4,576,221)    (5,335,750)
                                             -----------    -----------    -----------
       Total.............................    $ 7,226,769    $ 2,808,526    $ 4,059,900
                                             ===========    ===========    ===========

                              R. J. STEICHEN & CO.

                       STATEMENTS OF FINANCIAL CONDITION

                                                        SEPTEMBER 30,     MARCH 31,
                                                            1999             2000
                                                        -------------    ------------
                                                                         (UNAUDITED)
ASSETS
Cash................................................    $ 13,741,389     $    397,636
Deposits with clearing organizations................         603,629        2,709,629
Receivables from brokers and dealers and clearing
  organizations:
  Clearing organizations............................         585,104        1,760,177
  Securities borrowed...............................       3,276,190       10,568,941
Receivables from customers..........................     105,375,932      146,852,180
Securities in trading account, at market value......       5,759,379        3,264,023
Prepaid expenses and other assets...................       2,124,804        2,493,884
                                                        ------------     ------------
                                                        $131,466,427     $168,046,470
                                                        ============     ============
LIABILITIES
Payables to customers...............................    $109,197,017     $139,294,251
Short-term borrowings...............................       1,600,000        1,500,000
Securities sold, not yet purchased..................         665,782          268,031
Accounts payable and accrued liabilities............       1,047,281        1,277,640
Accrued sales commissions...........................       1,275,110        2,986,876
Deposit from introducing broker.....................         196,000          196,000
                                                        ------------     ------------
                                                         113,981,190      145,522,798
                                                        ------------     ------------
STOCKHOLDERS' EQUITY:
  Common stock, $100 par value; authorized 200
     shares; issued and outstanding, 20 shares......           2,000            2,000
  Additional paid-in capital........................         439,063          439,063
  Retained earnings.................................      17,044,174       22,082,609
                                                        ------------     ------------
     Total stockholders' equity.....................      17,485,237       22,523,672
                                                        ------------     ------------
                                                        $131,466,427     $168,046,470
                                                        ============     ============

See accompanying notes to unaudited financial statements.

                              R. J. STEICHEN & CO.

                       UNAUDITED STATEMENTS OF OPERATIONS

                                                          FOR THE SIX-MONTH PERIODS
                                                               ENDED MARCH 31,
                                                          --------------------------
                                                             1999           2000
                                                          -----------    -----------
Revenues:
  Commissions:
     Investment banking...............................    $ 1,374,819    $ 2,740,212
     Securities.......................................      5,187,224     11,007,501
     Investment companies and insurance products......        345,264        579,675
  Principal transactions..............................      7,947,283     11,172,764
  Interest and dividends..............................      3,906,899      5,191,872
  Other revenue.......................................        382,692        552,010
                                                          -----------    -----------
       Total revenues.................................     19,144,181     31,244,034
                                                          ===========    ===========
Expenses:
  Commissions and compensation........................     11,620,969     19,016,318
  Interest............................................      2,155,614      2,757,952
  Communications......................................      1,169,597      1,294,756
  Technology consultant fees and other data
     processing.......................................        638,592        531,516
  Occupancy...........................................        702,554        674,411
  Clearing corporation services.......................        209,362        160,753
  Other operating expenses............................        922,470      1,117,372
                                                          -----------    -----------
       Total expenses.................................     17,419,158     25,553,078
                                                          -----------    -----------
Net earnings..........................................    $ 1,725,023    $ 5,690,956
                                                          ===========    ===========
Basic earnings per common share.......................    $    86,251    $   284,548
                                                          ===========    ===========

See accompanying notes to unaudited financial statements.

                              R. J. STEICHEN & CO.

                  UNAUDITED STATEMENT OF STOCKHOLDERS' EQUITY

                                           FOR THE SIX-MONTH PERIOD ENDED MARCH 31, 2000
                                        ----------------------------------------------------
                                                  ADDITIONAL                       TOTAL
                                        COMMON     PAID-IN       RETAINED      STOCKHOLDERS'
                                        STOCK      CAPITAL       EARNINGS         EQUITY
                                        ------    ----------    -----------    -------------
Balance, September 30, 1999.........    $2,000     $439,063     $17,044,174     $17,485,237
Net earnings........................        --           --       5,690,956       5,690,956
Dividends paid......................        --           --        (652,521)       (652,521)
                                        ------     --------     -----------     -----------
Balance, March 31, 2000.............    $2,000     $439,063     $22,082,609     $22,523,672
                                        ======     ========     ===========     ===========

See accompanying notes to unaudited financial statements.

                              R.J. STEICHEN & CO.

                       UNAUDITED STATEMENTS OF CASH FLOWS

                                                          FOR THE SIX-MONTH PERIODS
                                                               ENDED MARCH 31,
                                                         ---------------------------
                                                            1999            2000
                                                         -----------    ------------
Cash flows from operating activities:
  Net earnings.......................................    $ 1,725,023    $  5,690,956
  Adjustments to reconcile net earnings to net cash
     provided (used) by operating activities:
     Changes in assets and liabilities:
       Net receivables from and payables to brokers,
          dealers, and clearing organizations........        218,659      (8,467,824)
       Net receivables from and payables to
          customers..................................     20,412,907     (11,379,014)
       Net securities in trading accounts and
          securities sold, not yet purchased.........       (831,580)      2,097,605
       Accrued sales commissions.....................        524,963       1,711,766
       Prepaid expenses and other assets.............       (167,135)       (369,080)
       Accounts payable and accrued liabilities......       (548,970)        230,359
       Deposits, net.................................       (671,933)     (2,106,000)
                                                         -----------    ------------
Net cash provided (used) by operating activities.....    $20,661,934    $(12,591,232)
                                                         -----------    ------------
Cash flows from financing activities:
  Net repayment under line of credit.................    $(4,400,000)   $   (100,000)
  Dividends paid.....................................       (201,250)       (652,521)
                                                         -----------    ------------
Net cash used by financing activities................    $(4,601,250)   $   (752,521)
                                                         -----------    ------------
Net increase in cash.................................    $16,060,684    $(13,343,753)
Cash at beginning of period..........................      1,914,961      13,741,389
                                                         -----------    ------------
Cash at end of period................................    $17,975,645    $    397,636
                                                         ===========    ============
Cash paid during the period for interest.............    $ 2,155,614    $  2,757,952
                                                         ===========    ============

See accompanying notes to unaudited financial statements.

                              R.J. STEICHEN & CO.

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     The accompanying unaudited financial statements should be read in conjunction with the financial statements and notes for the year ended September 30, 1999. In the opinion of Steichen's management, the financial information reflects all adjustments which are necessary for a fair presentation of financial position, results of operations, and cash flows for the interim periods. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year.

(2) SEGMENTS

     The Company's reportable segments are: retail sales, equity capital markets, fixed income, and other. The retail segment consists of commissions on equity and principal transactions, including mutual funds and insurance products. Equity capital markets consist of market making trading, institutional sales, and investment banking. Fixed income includes the origination and trading of fixed income securities. Other consists of general corporate and administrative support functions. Interest income has been presented separately as Steichen does not allocate this item to its segments. The Company does not provide balance sheet data for segment reporting as this data is not measured.

     Information concerning operations in these segments of business is as follows:

                                                            SIX-MONTH PERIOD ENDED
                                                                  MARCH 31,
                                                          --------------------------
                                                             1999           2000
                                                          -----------    -----------
Revenue:
  Retail sales........................................    $10,195,222    $19,718,761
  Equity capital markets..............................      4,195,053      5,324,966
  Fixed income........................................        499,328        491,506
  Interest income.....................................      3,868,968      5,115,917
  Other...............................................        385,610        592,884
                                                          -----------    -----------
     Total............................................    $19,144,181    $31,244,034
                                                          ===========    ===========
Net earnings (loss):
  Retail sales........................................    $ 1,153,438    $ 3,428,780
  Equity capital markets..............................        866,909      2,269,380
  Fixed income........................................        310,040        290,839
  Interest income, net................................      1,713,355      2,357,965
  Other...............................................     (2,318,719)    (2,656,008)
                                                          -----------    -----------
     Total............................................    $ 1,725,023    $ 5,690,956
                                                          ===========    ===========

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Stockwalk.com Group Inc.

     We have audited the accompanying consolidated statements of financial condition of Stockwalk.com Group, Inc. and subsidiaries as of March 31, 2000 and 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stockwalk.com Group, Inc. and subsidiaries at March 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for the each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Minneapolis, MN
May 3, 2000, except for Note 12,
as to which the date is June 7, 2000

                           STOCKWALK.COM GROUP, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                 MARCH 31,
                                                        ----------------------------
                                                            1999            2000
                                                        ------------    ------------
ASSETS
Cash................................................    $  3,200,700    $  5,533,500
Cash and cash equivalents-segregated................      73,130,500      83,009,400
Receivables from customers..........................     139,910,800     216,216,100
Receivables from brokers and dealers................      70,350,300     160,230,300
Deposits at clearing organizations..................       8,492,200      26,234,900
Trading securities owned, at market.................       9,274,300       8,320,100
Secured demand notes receivable.....................       9,675,000      18,575,000
Goodwill, less accumulated amortization of $243,600
  and $489,400......................................       1,380,200      10,284,900
Other assets........................................       6,938,800      10,471,100
                                                        ------------    ------------
     Total assets...................................    $322,352,800    $538,875,300
                                                        ============    ============
LIABILITIES
Short-term borrowings...............................    $ 33,900,000    $ 29,500,000
Payables to customers...............................     203,313,800     280,364,200
Payables to brokers and dealers.....................      53,363,600     160,153,400
Trading securities sold but not yet purchased, at
  market............................................         812,200       1,339,000
Notes payable.......................................       4,538,100       7,544,400
Liabilities subordinated to claims of general
  creditors.........................................       9,675,000      18,575,000
Other liabilities...................................       9,738,900      16,747,000
                                                        ------------    ------------
     Total liabilities..............................     315,341,600     514,223,000
SHAREHOLDERS' EQUITY
Common stock, 1999 -- $.01 par value; 2000 -- $.04
  par value
  Authorized shares: 50,000,000
  Issued and outstanding 1999 -- 4,255,971; 2000 --
     21,575,313.....................................          42,600         863,000
Preferred stock -- no par
  Authorized shares: 1999 -- 5,000,000; 2000 -- 0
  Issued and outstanding 1999 -- 558,000;
     2000 -- 0......................................       4,380,300              --
Paid-in capital.....................................       2,540,000      25,440,900
Retained earnings (deficit).........................          48,300      (1,651,600)
                                                        ------------    ------------
  Total shareholders' equity........................       7,011,200      24,652,300
                                                        ------------    ------------
  Total liabilities and shareholders' equity........    $322,352,800    $538,875,300
                                                        ============    ============

See accompanying notes to the consolidated financial statements.

                           STOCKWALK.COM GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   FISCAL YEARS ENDED MARCH 31,
                                             -----------------------------------------
                                                1998           1999           2000
                                             -----------    -----------    -----------
REVENUES:
  Trading profits..........................  $10,634,100    $15,063,100    $16,073,000
  Interest.................................   13,506,700     15,410,200     20,988,500
  Commissions..............................    9,039,900      9,888,200     14,287,200
  Investment banking.......................    9,656,200      8,388,900     10,362,900
  Clearing fees............................    1,902,300      3,105,400      5,247,600
  Other income.............................    2,353,400      3,734,500      4,011,100
                                             -----------    -----------    -----------
       Total revenues......................   47,092,600     55,590,300     70,970,300
EXPENSES:
  Employee compensation and benefits.......   25,950,400     26,986,900     34,163,000
  Clearing fees............................    1,474,500      2,890,100      2,998,900
  Occupancy and equipment..................    3,380,600      3,285,100      4,853,800
  Communication............................    3,937,900      5,251,400      8,016,500
  Interest.................................   11,027,400     11,805,900     16,331,400
  Other expense............................    3,145,100      3,113,300      7,145,400
                                             -----------    -----------    -----------
       Total expenses......................   48,915,900     53,332,700     73,509,000
Income (loss) before income taxes..........   (1,823,300)     2,257,600     (2,538,700)
Income tax expense (benefit)...............     (599,000)       985,000       (838,800)
                                             -----------    -----------    -----------
Net income (loss)..........................  $(1,224,300)   $ 1,272,600    $(1,699,900)
                                             ===========    ===========    ===========
Basic earnings (loss) per share............       $(0.08)         $0.08         $(0.09)
                                             ===========    ===========    ===========
Weighted average shares
  outstanding -- basic.....................   15,848,500     15,848,500     18,849,200
                                             ===========    ===========    ===========
Diluted earnings (loss) per share..........       $(0.08)         $0.08         $(0.09)
                                             ===========    ===========    ===========
Weighted average shares
  outstanding -- diluted...................   15,848,500     15,848,500     18,998,400
                                             ===========    ===========    ===========

See accompanying notes to the consolidated financial statements.

                           STOCKWALK.COM GROUP, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                 FISCAL YEARS ENDED MARCH 31, 1998, 1999 AND 2000
                                   -----------------------------------------------------------------------------
                                                     COMMON STOCK        ADDITIONAL     RETAINED
                                    PREFERRED    ---------------------     PAID IN      EARNINGS
                                      STOCK        SHARES      AMOUNT      CAPITAL      (DEFICIT)       TOTAL
                                   -----------   ----------   --------   -----------   -----------   -----------
Balance, March 31, 1997..........           --    4,255,971   $ 42,600   $ 1,297,300   $ 1,242,700   $ 2,582,600
  Exchange of MJK common stock
    for MJK Holdings.............           --           --         --     1,242,700    (1,242,700)           --
  Net loss.......................           --           --         --            --    (1,224,300)   (1,224,300)
                                   -----------   ----------   --------   -----------   -----------   -----------
Balance, March 31, 1998..........           --    4,255,971   $ 42,600   $ 2,540,000   $(1,224,300)  $ 1,358,300
  Issuance of preferred stock....    4,380,300           --         --            --                   4,380,300
  Net income.....................           --           --         --            --     1,272,600     1,272,600
                                   -----------   ----------   --------   -----------   -----------   -----------
Balance, March 31, 1999..........    4,380,300    4,255,971   $ 42,600   $ 2,540,000   $    48,300   $ 7,011,200
  Issuance of preferred stock....      101,800           --         --            --            --       101,800
  Recapitalization in connection
    with merger of NM Holdings,
    Inc..........................   (4,482,100)  14,959,670    726,000     6,380,100            --     2,624,000
  Exercise of options and
    warrants.....................                    63,875      2,600       165,200                     167,800
  Issued shares of common stock
    through private placements...           --    2,239,500     89,600    15,910,600            --    16,000,200
  Issued in connection with
    acquisition of Arnold
    Securities, Inc..............           --       10,000        400        71,900            --        72,300
  Issued in connection with
    acquisition of M-One
    Securities...................           --       40,000      1,600       318,400            --       320,000
  Issued in connection with
    marketing agreement..........           --        6,297        200        54,700            --        54,900
  Net loss.......................           --           --         --            --    (1,699,900)   (1,699,900)
                                   -----------   ----------   --------   -----------   -----------   -----------
Balance, March 31, 2000..........           --   21,575,313   $863,000   $25,440,900   $(1,651,600)  $24,652,300
                                   ===========   ==========   ========   ===========   ===========   ===========

See accompanying notes to the consolidated financial statements.

                           STOCKWALK.COM GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    FISCAL YEARS ENDED MARCH 31,
                                             ------------------------------------------
                                                 1998           1999           2000
                                             ------------   ------------   ------------
OPERATING ACTIVITIES
Net income (loss)..........................  $ (1,224,300)  $  1,272,600   $ (1,699,900)
Adjustments to reconcile net income (loss)
  to net cash used for operating
  activities:
  Depreciation and amortization............       919,200      1,013,900        946,600
  Changes in assets and liabilities:
     Cash and investments segregated.......   (60,772,200)    22,515,600     (9,878,900)
     Customer receivables and payables.....    35,621,800     11,199,000        745,100
     Broker and dealer receivables and
       payables............................      (190,500)   (47,410,100)    16,909,800
     Deposits at clearing organizations....       236,300     (7,689,300)   (17,742,700)
     Trading securities....................     9,724,000     (9,168,700)     1,481,000
       Other assets and liabilities........     5,103,700      3,264,000      3,113,500
                                             ------------   ------------   ------------
Net cash used for operating activities.....  $(10,582,000)  $(25,003,000)  $ (6,125,500)
INVESTING ACTIVITIES
Acquisition of certain assets of broker
  dealers and license agreements...........  $ 15,400,400   $         --   $ (9,150,500)
Increase in goodwill due to completion of
  acquisition of assets and assumption of
  liabilities of Juran & Moody.............      (481,900)            --             --
Purchase of equipment and office furniture,
  net......................................    (1,356,900)      (645,100)      (338,500)
                                             ------------   ------------   ------------
Net cash provided by (used for) investing
  activities...............................  $ 13,561,600   $   (645,100)  $ (9,489,000)
FINANCING ACTIVITIES
Increase (decrease) in short-term
  borrowings...............................  $ (5,000,000)  $ 21,900,000   $ (4,400,000)
Issuance of notes payable..................     5,100,000             --      4,667,400
Payments on notes payable..................      (969,000)      (714,400)    (1,661,100)
Issuance of preferred stock................            --      4,380,300        101,800
Issuance of common stock...................            --             --     19,239,200
                                             ------------   ------------   ------------
Net cash provided by (used for) financing
  activities...............................  $   (869,000)  $ 25,565,900   $ 17,947,300
Net increase (decrease) in cash and cash
  equivalents..............................  $  2,110,600   $    (82,200)  $  2,332,800
Cash at beginning of period................     1,172,300      3,282,900      3,200,700
                                             ------------   ------------   ------------
Cash at end of period......................  $  3,282,900   $  3,200,700   $  5,533,500
                                             ============   ============   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
Cash paid (received) during the year for:
  Interest.................................  $ 11,188,100   $ 11,297,200   $ 15,333,500
                                             ============   ============   ============
  Income taxes.............................  $     38,800   $   (373,400)  $    798,600
                                             ============   ============   ============

See accompany notes to the consolidated financial statements.

                           STOCKWALK.COM GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Our history began in 1980 with the incorporation of Miller Securities, a specialized municipal bond firm. Miller Securities eventually broadened its business to include a variety of financial services, including securities clearing, and changed its name to Miller, Johnson & Kuehn, Incorporated ("MJK"). MJK Holdings, Inc. ("MJKH") was formed in June 1997 as a holding company for MJK and MJK's clearing division. On July 7, 1999, then privately-owned MJKH and publicly-held NM Holdings, Inc. completed a merger whereby MJKH became a wholly-owned subsidiary of NM Holdings, Inc. The surviving entity changed its name to Stockwalk.com Group, Inc., and is today the ultimate holding company of MJK, MJK Capital Corporation, MJKH, MJK Management Services, Inc., Stockwalk.com, Inc. and Arnold Securities, Inc. MJK, Stockwalk.com, Inc. and Arnold Securities, Inc. are registered as broker-dealers with the SEC and are members of the NASD and SIPC. Our stock trades on the NASDAQ under the ticker symbol "STOK."

     We are a technologically-driven regional securities firm headquartered in Minneapolis, Minnesota. Through our operating subsidiaries, we provide a broad range of investment services to individual, corporate and public clients. These services include both traditional and online securities brokerage, investment banking and research services and the processing of securities transactions for correspondent brokerage firms and financial institutions. Our Miller, Johnson & Kuehn, Incorporated subsidiary offers traditional securities brokerage, securities trading, investment banking and research services. Our niche market includes small capitalization, emerging and start-up businesses and public finance clients located principally in the upper midwest. In 1999, our Stockwalk.com, Inc. subsidiary began offering a secure online brokerage service that provides order placement, portfolio tracking and related market information, news and other information to investors 24 hours a day, seven days a week, by means of the Internet and telephone. These Stockwalk.com services are offered to our customers and to customers and members of small to medium-sized financial institutions, affinity groups and Internet portals through a private label program.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION AND SECURITIES TRANSACTIONS

     Purchases and sales of securities are recorded on a settlement date basis, which is generally the third business day following the transaction date. The impact of unsettled transactions on trading securities owned, trading securities sold but not yet purchased, and income, net of related expenses, is not material.

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
VALUATION OF FINANCIAL INSTRUMENTS

     Trading securities owned and trading securities sold but not yet purchased are carried at fair value. The fair values of the financial instruments are generally based on listed market prices. If listed market prices are not available, fair value is based on other relevant factors, including dealer price quotations.

GOODWILL

     Excess of cost over fair value of net assets acquired ("goodwill") is amortized using the straight-line method over periods not exceeding 20 years. Goodwill is evaluated periodically for impairment, in accordance with the requirements of generally accepted accounting principles.

CUSTOMER RECEIVABLES, PAYABLES AND SECURITIES

     Receivables from and payables to customers arise from cash and margin transactions executed on behalf of our customers. Receivables are generally collateralized by securities with market values in excess of the amounts due. It is our policy to monitor the market value of the collateral and request additional collateral when required. Such collateral is not reflected in the accompanying financial statements.

     We are required to maintain possession or control, as defined, of all fully paid securities and excess margin securities of customers. To the extent such control cannot be obtained from various counterparties, we may have to purchase or sell securities at prevailing market rates to obtain such possession or control.

     We charge interest on our customer margin accounts and pay interest on customers' free credit balances based on prevailing market rates. We recorded interest revenue of approximately $11.1 million, $10.1 million and $9.7 million on customer margin accounts in the fiscal years ended March 31, 2000, 1999, and 1998, respectively, and interest expense of approximately $9.3 million, $7.7 million and $6.8 million in the same periods.

REVERSE REPURCHASE AGREEMENTS

     Securities purchased under agreements to resell (reverse repurchase agreements) are recorded at the contract amount at which the securities will be subsequently resold plus accrued interest. These financial instruments are collateralized by U.S. government securities. It is our policy to take possession of securities purchased under agreements to resell.

CASH AND CASH EQUIVALENTS

     We consider all highly liquid investments, including reverse repurchase agreements, with a maturity of three months or less when purchased to be cash equivalents.

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     Cash and investments segregated consist of funds segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. The cash and cash equivalents segregated in special reserve bank accounts included $17.1 million and $8.7 million of reverse repurchase agreements at March 31, 2000 and 1999, respectively.

INCOME TAXES

     Deferred income taxes are recorded to reflect the tax consequences of differences between the tax and financial reporting bases of assets and liabilities. Recorded amounts relate primarily to net operating losses and tax credit carryforwards.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Stockwalk.com Group, Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. We do not present a statement of comprehensive income as there are no items.

SEGMENT REPORTING

     Segment results are derived from our branch location profitability reporting system. Intersegment transactions are measured on the same basis as if the transactions occurred with external customers. In reviewing the segment operating results, our operating decision-makers do not distinguish between intersegment transactions and external customer transactions. Intersegment revenue is eliminated to reconcile total segment revenue to consolidated revenue. Income tax expense or benefit is not allocated to our operating segments. We do not provide balance sheet data for segment reporting as this data is not measured for our operating segments.

     Information concerning operations in our segments of business is detailed in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

ADVERTISING EXPENDITURES

     Our advertising costs of $1.5 million in fiscal 2000 have been expensed as incurred. No significant advertising expenses were incurred in fiscal 1998 or 1999.

INVESTMENT BANKING

     Investment banking revenues include gains, losses and fees arising from securities offerings in which we act as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. ACCOUNTING CHANGES

     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for financial statements for periods beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of SFAS No. 133 is not expected to have a material impact on our financial results.

3. BROKER-DEALER RECEIVABLES AND PAYABLES

     Broker-dealer receivables and payables at March 31, consisted of the following:

                                                            1999            2000
                                                         -----------    ------------
Securities borrowed..................................    $51,283,400    $148,564,800
Securities failed-to-deliver.........................     17,859,900       6,608,200
Receivable from introducing broker...................        473,400       2,632,200
Other................................................        733,600       2,425,100
                                                         -----------    ------------
Total receivables....................................    $70,350,300    $160,230,300
                                                         ===========    ============
Securities loaned....................................    $35,550,200    $147,089,600
Securities failed-to-receive.........................      5,440,100       5,605,300
Payable to introducing broker........................      2,398,300       4,347,900
Payable to clearing broker...........................      9,975,000       3,110,600
                                                         -----------    ------------
Total payables.......................................    $53,363,600    $160,153,400
                                                         ===========    ============

     Broker-dealer receivables and payables arise from securities transactions executed for our customers. The receivables are generally collected within 30 days and collateralized by securities in physical possession, on deposit or receivable from customers or other broker-dealers.

     Broker-dealer payables represent amounts due upon the receipt of securities. Should the broker-dealer fail to deliver the securities to us, we may be required to purchase identical securities on the open market. The market value of such securities at March 31, 1999 and 2000 approximates the amount owed.

     Securities borrowed and loaned are stated in the Consolidated Statements of Financial Condition at the amounts of collateral advanced and received in connection with the transactions. We measure the fair value of the securities borrowed and loaned against the cash collateral on a daily basis. Additional collateral is obtained as necessary to ensure such transactions are adequately collateralized.

4. TRADING SECURITIES

     Our trading securities represent investments in fixed income securities, publicly traded equity securities and privately placed equity securities. The value of certain trading

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. TRADING SECURITIES (CONTINUED)
securities can fluctuate significantly, with the resulting valuation changes being reported as net gains or losses. Trading securities at March 31, consisted of the following:

                                                               1999          2000
                                                            ----------    ----------
Trading securities owned, at market
  Corporate equities....................................    $6,318,800    $2,346,200
  State and municipal obligations.......................     2,950,800     4,372,900
  U.S. government obligations...........................            --       938,900
  Corporate obligations.................................         4,700       662,100
                                                            ----------    ----------
                                                            $9,274,300    $8,320,100
                                                            ==========    ==========

     Our trading securities sold but not yet purchased represent our obligations to deliver a specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet market risk as the ultimate obligations to satisfy the sale of securities sold but not yet purchased may exceed the amount recorded in the Consolidated Statements of Financial Condition at March 31, 1999 and 2000. Trading securities sold but not yet purchased at March 31, consisted of the following:

                                                               1999         2000
                                                             --------    ----------
Trading securities sold but not yet purchased, at market
  Corporate equities.....................................    $ 40,200    $  688,600
  State and municipal obligations........................     148,000       370,100
  U.S. government obligations............................     246,500       156,100
  Corporate obligations..................................     377,500       124,200
                                                             --------    ----------
                                                             $812,200    $1,339,000
                                                             ========    ==========

5. FINANCING ARRANGEMENTS

     We had discretionary lines of credit totaling $60.0 million at March 31, 1999 and $70.0 million at March 31, 2000 which are secured by firm-owned securities, customer securities collateralizing liabilities subordinated to claims of general creditors and unpaid customer securities. These lines are payable on demand. Borrowings on the lines bear interest at various rates over the banks' cost of funds; such rates generally vary daily. The weighted average interest rates on the lines were 7.55%, 6.48% and 7.55% on March 31, 1998, 1999, and 2000, respectively. The March 31, 1999 balance outstanding of $33.9 million was collateralized by approximately $10.8 million of firm-owned securities, $9.0 million of customer securities collateralizing liabilities subordinated to claims of general creditors and $14.1 million of unpaid customer securities. The March 31, 2000 balance outstanding of $29.5 million was collateralized by approximately $20.9 million of firm owned securities and cash, and $14.2 million of customer securities collateralizing liabilities subordinated to claims of general creditors. The lines of credit require us to comply with certain financial debt covenants. A compensating balance arrangement totaling $575,000 exists with respect to one of our discretionary lines of credit.

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. FINANCING ARRANGEMENTS (CONTINUED)
     At March 31, 2000, we had a note payable of $3.0 million, which was secured by our ownership interest in MJKI. The note bears an interest rate of the bank's reference rate unless our investment account at the bank is less than the principal balance of the note. If our investment account balance at the bank is less than the principal balance of the note, the note bears an interest rate of the bank's reference rate plus one-half of one percent. The interest rate on the note at March 31, 2000 was 9.00%. The note matures in installments through March 2005.

     We also had various notes payable at March 31, 1999 and 2000 of $938,100 and $4.5 million, respectively, which were secured by certain assets. Borrowings bear interest at either a fixed rate or various rates over the bank's cost of funds; such rates generally vary daily. The interest rates ranged from 7.00% to 8.75% as of March 31, 1999 and 5.25% to 10.16% as of March 31, 2000.

     Notes payable at March 31, 2000 mature as follows:

FISCAL YEAR ENDING MARCH 31,:
-----------------------------
           2001.............................................    $3,689,000
           2002.............................................     1,217,500
           2003.............................................     1,132,700
           2004.............................................       891,200
           2005.............................................       614,000
                                                                ----------
                                                                $7,544,400
                                                                ==========

     We had liabilities subordinated to claims of general creditors at March 31, 2000 representing 73 secured demand notes receivable, which are collateralized by securities with market values in excess of their respective face amounts. The notes bear interest at 5% and mature as follows:

FISCAL YEAR ENDING MARCH 31,:
-----------------------------
           2001.............................................    $11,275,000
           2002.............................................      7,300,000
                                                                -----------
                                                                $18,575,000
                                                                ===========

6. SHAREHOLDERS' EQUITY

EFFECTS OF THE REORGANIZATION

     Pursuant to the terms of the reorganization agreement, all outstanding shares of NM Holdings, Inc.'s merger subsidiary corporation held by us were converted into one share of common stock, $.01 par value, of the surviving corporation, each share of MJK common stock and MJK Series I Preferred Stock outstanding (other than shares owned by us, such merger subsidiary or MJK) converted into 3.72382 shares of common stock. Each share of MJK common stock or MJK Series I Preferred Stock owned by us, MJK, or such merger subsidiary immediately prior to the effective time were canceled and extinguished without any conversion thereof.

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. SHAREHOLDERS' EQUITY (CONTINUED)
     All shares of MJK common stock and MJK Series I Preferred Stock converted into shares of common stock in the merger were canceled and retired and ceased existence. As of May 28, 1999, there were 4,255,971 shares of MJK common stock outstanding and 571,000 shares of MJK Series I Preferred Stock outstanding. Based upon the exchange ratio and the number of shares of common stock, MJK common stock and MJK Series I Preferred Stock outstanding as of the record date.

COMPUTATION OF WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

     We calculate earnings per share in accordance with FASB Statement No. 128 by dividing net income by the weighted average number of shares of common stock outstanding to arrive at the basic earnings per common share. We calculate diluted earnings per share by dividing net income by the weighted average number of shares of common stock and dilutive stock equivalents from the exercise of stock options and warrants using the treasury stock method. The results for March 31, 1999 and 1998 reflect the conversion of MJK shares into Stockwalk.com Group, Inc. shares at a rate of 3.72382 to 1.

                                                     FISCAL YEARS ENDED MARCH 31,
                                                --------------------------------------
                                                   1998          1999          2000
                                                ----------    ----------    ----------
Weighted average shares
  outstanding -- basic......................    15,848,500    15,848,500    18,849,200
Dilutive effect of stock options and
  warrants after application of the treasury
  stock method..............................            --            --       149,200
                                                ----------    ----------    ----------
Weighted average shares
  outstanding -- diluted....................    15,848,500    15,848,500    18,998,400
                                                ==========    ==========    ==========

STOCK OPTION PLAN

     The 1995 Stock Option Plan (the "1995 Plan") adopted by NM Holdings, Inc. provided for a maximum of 200,000 shares of authorized common stock issuable upon exercise of options or other awards granted or issued under the 1995 Plan. Following the merger, the 1995 Plan was amended in July 1999 by increasing to 1,500,000 the maximum number of shares of authorized common stock issuable upon exercise of options or other awards granted or issued under the 1995 Plan. Twenty-Five Thousand shares of our common stock are reserved for option grants under our 1996 Non-Employee Director Stock Option Plan.

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. SHAREHOLDERS' EQUITY (CONTINUED)
     Stock options granted, exercised and forfeited under the plans are as follows:

                                          SHARES AVAILABLE    NUMBER OF    WEIGHTED AVERAGE
                                             FOR GRANT         SHARES       EXERCISE PRICE
                                          ----------------    ---------    ----------------
Outstanding at March 31, 1997.........          53,437          169,563         $ 7.88
  Granted.............................         (28,500)          28,500          11.88
  Exercised...........................           2,000           (2,000)          4.00
  Forfeited...........................          30,000          (30,000)          9.04
                                             ---------        ---------         ------
Outstanding at March 31, 1998.........          56,937          166,063         $ 8.52
  Granted.............................        (125,000)         125,000           1.17
  Exercised...........................              --          (89,625)          1.81
  Forfeited...........................          87,500          (87,500)          8.85
                                             ---------        ---------         ------
Outstanding at March 31, 1999.........          19,437          113,938         $ 5.16
  Granted.............................        (969,050)         969,050           9.02
  Exercised...........................              --          (60,125)          2.41
  Forfeited...........................             400             (400)         10.84
  Increase in authorized shares.......       1,300,000               --             --
                                             ---------        ---------         ------
Outstanding at March 31, 2000.........         350,787        1,022,463         $ 9.01
                                             =========        =========         ======

     Options available for future years as of March 31, 2000 are exercisable as follows:

                                      OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                       -------------------------------------------------   ------------------------------
                                     WEIGHTED AVERAGE
                                        REMAINING
      RANGE OF           NUMBER      CONTRACTUAL LIFE   WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
   EXERCISE PRICE      OUTSTANDING       (YEARS)         EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
   --------------      -----------   ----------------   ----------------   -----------   ----------------
$ .625 - $ 6.00            23,438          5.08              $ 3.03         $ 22,501          $ 3.13
  6.80 -   8.25           571,825          8.69                7.34          110,375            7.38
  9.76 -  10.84           255,450          9.30               10.82            3,750            9.76
 11.25 -  14.00           171,750          7.41               12.69           86,250           12.65
                        ---------                                           --------
                        1,022,463                                            222,876
                        =========                                           ========

WARRANTS

     In conjunction with various debt and equity financing activities, we have granted warrants to purchase our common stock at exercise prices ranging between $3.50 and $16.80.

     At March 31, 2000 warrants to purchase 347,903 common shares were outstanding at a weighted average exercise price of $9.11 per share. All warrants are vested and expire between August 2000 and March 2003.

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. SHAREHOLDERS' EQUITY (CONTINUED)
SUPPLEMENTAL DISCLOSURES FOR STOCK-BASED COMPENSATION

     We account for the above plans under APB Opinion No. 25, and, accordingly, no compensation expense relating to the grant of options has been recognized in the Consolidated Statements of Operations. Had the compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFS 123), our pro forma net income and net income per common share diluted would have been adjusted to the following pro forma amounts:

                                                       FISCAL YEARS ENDED MARCH 31,
                                                  --------------------------------------
                                                     1998          1999         2000
                                                  -----------   ----------   -----------
Net income (loss):           As reported......    $(1,224,300)  $1,272,600   $(1,699,900)
                             Pro forma........     (1,291,400)   1,232,800    (2,487,500)
Diluted earnings (loss) per
  share:                     As reported......    $     (0.08)  $     0.08   $     (0.09)
                             Pro forma........    $     (0.08)  $     0.08   $     (0.13)

     The fair value of each option granted subsequent to January 1, 1995 in accordance with SFAS No. 123 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rates of 6.08% to 6.67% in 1998, 4.56% to 6.33% in 1999 and 5.67% to 6.77% in 2000; expected life of 5 years for 1998, 2.5 to 5 years for 1999 and 5 to 10 years for 2000 and; expected volatility of 51.85% to 54.22% in 1998, 43.95% to 57.36% in 1999 and 113.32% to 159.75% in 2000.

7. NET CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

     Our three broker-dealers are subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. MJK has elected to use the alternative method permitted by Rule 15c3-1 which requires that MJKI maintain minimum net capital equal to the greater of $250,000 or 2.0% of aggregate debit balances arising from customer transactions, as defined. At March 31, 2000, MJK's net capital of $18.4 million was 7.9% of aggregate debit balances and $13.7 million in excess of required net capital. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5.0% of aggregate debits. Stockwalk.com and Arnold Securities each require a minimum of $50,000 net capital. At March 31, 1999, Stockwalk.com and Arnold Securities had net capital of $318,500 and $87,900, respectively. Under the provisions of financing arrangements entered into during fiscal 1998, we may not declare or pay dividends on any of the outstanding capital stock.

8. EMPLOYEE BENEFIT PLANS

     We have a qualified profit-sharing plan and a 401(k) plan, which cover all employees who are at least 21 years old and have at least six months of continuous employment.

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8. EMPLOYEE BENEFIT PLANS (CONTINUED)
Employees may contribute up to 10% of their compensation to the 401(k) plan. Employer contributions are made to the profit sharing plan at the discretion of our Board of Directors. We did not contribute to the profit-sharing plan in fiscal 1998 or 2000. We contributed $100,000 in fiscal 1999.

9. COMMITMENTS AND CONTINGENCIES

     We are obligated for the rental of office space, automobiles, and equipment under noncancelable operating leases which expire at various dates from 2001 to 2004. The office lease includes escalation clauses for increases in taxes and operating expenses of the leased premises. Minimum annual rental payments under noncancelable leases in effect at March 31, 2000 are as follows:

FISCAL YEAR ENDING MARCH 31,:
-----------------------------
           2001.............................................    $2,540,600
           2002.............................................     2,406,400
           2003.............................................     1,702,900
           2004.............................................       794,800
           Thereafter.......................................            --
                                                                ----------
           Total minimum future rental payments.............    $7,444,700
                                                                ==========

10. RELATED PARTY TRANSACTIONS

     Liabilities subordinated to claims of general creditors included secured demand notes entered into by a member of our Board of Directors. The notes totaled $300,000 in each period and mature in 2001.

     We also had $1,484,100 and $1,758,400 of notes receivable from employees which are included in other assets as of March 31, 1999 and 2000, respectively. The amounts consist of 33 and 41 notes at March 31, 1999 and 2000, respectively, which bear various interest rates and mature at various dates through 2003.

11. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. INCOME TAXES (CONTINUED)
used for income tax purposes. Significant components of our deferred tax assets as of March 31 are as follows:

                                                                 1999        2000
                                                               --------    --------
Deferred tax assets:
  Amortization of leasehold improvements...................    $ 70,100    $108,300
  Amortization of notes receivable.........................      41,300      44,400
  Deferred rent............................................      17,100      65,000
  Accrued bonuses..........................................      11,400      74,800
  Other....................................................          --      57,400
                                                               --------    --------
                                                                139,900     349,900
Net operating loss carryforwards...........................     172,800     421,000
                                                               --------    --------
Total deferred tax assets, net of valuation allowance......    $282,900    $741,100
                                                               --------    --------
Deferred tax liabilities:
  Unrealized gain on investments...........................    $     --    $301,800
  Amortization of goodwill.................................          --       3,500
                                                               --------    --------
  Deferred tax liabilities.................................          --     305,300
                                                               --------    --------
Net deferred tax assets....................................    $282,900    $435,800
                                                               ========    ========

     The income tax expense (benefit) for the fiscal years ended March 31 included the following:

                                                     1998         1999        2000
                                                   ---------    --------    ---------
Federal........................................    $(344,700)   $706,000    $(698,100)
State..........................................        5,000     100,000       12,200
Deferred.......................................     (259,300)    179,000     (152,900)
                                                   ---------    --------    ---------
                                                   $(599,000)   $985,000    $(838,800)
                                                   =========    ========    =========

     Reconciliation of the provision for income taxes and the amounts that would be computed using the statutory federal income tax rate for the years ended March 31, 1998, 1999 and 2000 are as follows:

                                                     1998         1999        2000
                                                   ---------    --------    ---------
Tax at statutory rate..........................    $(620,400)   $769,700    $(863,100)
Tax-exempt interest, net of related expenses...      (30,800)     22,800       63,900
State taxes, net of federal tax benefit........      (64,000)    128,700     (240,100)
Non-deductible life insurance..................       40,600      52,900       54,000
Non-deductible meals and entertainment.........       31,300      29,700       36,000
Change in valuation allowance..................           --     (95,300)          --
Other..........................................       44,300      76,500      110,500
                                                   ---------    --------    ---------
                                                   $(599,000)   $985,000    $(838,800)
                                                   =========    ========    =========

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. INCOME TAXES (CONTINUED)
     At March 31, 2000, we had a net operating loss (NOL) carryforward of approximately $421,000 for federal income tax purposes that expires in 2004. The utilization of the NOL carryforward is restricted under the provisions of
Section 382 of the Internal Revenue Code.

12. SUBSEQUENT EVENTS

     In June 2000, we entered into merger agreements with Kinnard and Steichen. Under the terms of the Kinnard agreement, we agreed to pay $6.00 cash per share and issue one-half of a share our common stock for each of the approximately 4.9 million outstanding shares of Kinnard common stock. Under the terms of the Steichen agreement we agreed to issue approximately 4.3 million shares of our restricted common stock in exchange for all the capital stock of Steichen, plus up to an additional 2.0 million common shares based on Steichen's future operations. Both transactions are subject to regulatory and shareholder approval. Completion of the mergers is expected to occur in the second quarter of fiscal 2001. The merger transactions will be accounted for using the purchase method.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected unaudited data reflecting our results of operations for each of the last eight quarters are shown in the following table. The information for each of these quarters includes all normal and recurring adjustments and accruals that we consider necessary for a fair presentation. The quarterly data do not include pro-forma results for the merger with NM Holdings, Inc. The operating results, however, are not necessarily indicative of results for any future period.

     The December 31, 1999 results included a reclassification of $253,900 between interest revenue and interest expense.

                                   JUNE 30      SEPTEMBER 30    DECEMBER 31     MARCH 31
                                 -----------    ------------    -----------    -----------
Fiscal Year 2000
Revenues.....................    $13,204,900    $13,891,200     $17,217,900    $26,656,300
Net income (loss)............     (1,044,300)    (1,259,400)       (996,000)     1,599,800
Basic earnings (loss) per
  share......................    $     (0.05)   $     (0.06)    $     (0.05)   $      0.08
Diluted earnings (loss) per
  share......................    $     (0.05)   $     (0.07)    $     (0.05)   $      0.08
Fiscal Year 1999
Revenues.....................    $13,662,400    $13,832,900     $13,989,800    $14,105,200
Net income (loss)............        392,300        442,300         499,800        (61,800)
Basic earnings (loss) per
  share......................    $      0.03    $      0.02     $      0.03    $      0.00
Diluted earnings (loss) per
  share......................    $      0.03    $      0.02     $      0.03    $      0.00

                           STOCKWALK.COM GROUP, INC.

  UNAUDITED CONSOLIDATED CONDENSED PRO FORMA STATEMENT OF FINANCIAL CONDITION

                                                                           AS OF MARCH 31, 2000
                                                                   ------------------------------------
                                                  STOCKWALK.COM                            PRO FORMA
                                                   GROUP, INC.                          ADJUSTMENTS FOR
                                                  MARCH 31, 2000   STEICHEN   KINNARD      STEICHEN
                                                  --------------   --------   -------   ---------------
                                                                 (DOLLARS IN THOUSANDS)
                                                    (AUDITED)
ASSETS
Cash.............................................    $  5,534      $    398   $ 8,346      $  3,000(5)
Cash and cash equivalents -- segregated..........      83,009            --        --            --
Receivables from customers.......................     216,216       146,852        --            --
Receivables from brokers and dealers.............     160,230        12,329        --       (12,329)(6)
Deposits at clearing organizations...............      26,235         2,710       999            --
Trading securities owned, at market..............       8,320         3,264    11,959            --
Investments......................................          --            --    13,477            --
Secured demand notes receivable..................      18,575            --        --            --
Intangibles, net of accumulated amortization.....      10,285            --        --        45,425(4)
Other assets.....................................      10,471         2,494     6,547            --
                                                     --------      --------   -------      --------
    Total assets.................................    $538,875      $168,047   $41,328      $ 36,096
                                                     ========      ========   =======      ========
LIABILITIES
Short-term borrowings............................    $ 29,500      $  1,500   $    --      $  8,843(6)
Payables to customers............................     280,365       139,294        --            --
Payables to brokers and dealers..................     160,153           196        --            --
Trading securities sold but not yet purchased, at
  market.........................................       1,339           268       748            --
Notes payable....................................       7,544            --        --            --
Liabilities subordinated to claims of general
  creditors......................................      18,575            --        --         3,000(5)
Accounts Payable and other liabilities...........      16,747         4,265     9,826            --
                                                     --------      --------   -------      --------
    Total liabilities............................    $514,223      $145,523   $10,574      $ 11,843
SHAREHOLDERS' EQUITY
  Common stock
Authorized shares:
  Common stock...................................         863             2        97           250(7)(8)
Paid-in capital..................................      25,441           439     6,310        46,086(7)(8)
Retained earnings................................      (1,652)       22,083    24,347       (22,083)(8)
                                                     --------      --------   -------      --------
Total Shareholders' equity.......................      24,652        22,524    30,754        24,253
                                                     --------      --------   -------      --------
Total Liabilities and shareholders' equity.......    $538,875      $168,047   $41,328      $ 36,096
                                                     ========      ========   =======      ========

                                                           AS OF MARCH 31, 2000
                                                   ------------------------------------
                                                      PRO FORMA            PRO FORMA
                                                   ADJUSTMENTS FOR      ADJUSTMENTS FOR        PRO-FORMA
                                                       KINNARD             OFFERING          MARCH 31, 2000
                                                   ---------------      ---------------      --------------
                                                                    (DOLLARS IN THOUSANDS)

ASSETS
Cash.............................................     $(25,877)(1)          $18,145(2)          $  9,546
Cash and cash equivalents -- segregated..........      (40,000)(3)               --               43,009
Receivables from customers.......................       40,000(3)                --              403,068
Receivables from brokers and dealers.............           --                   --              160,230
Deposits at clearing organizations...............           --                   --               29,944
Trading securities owned, at market..............           --                   --               23,543
Investments......................................      (13,477)(1)               --                   --
Secured demand notes receivable..................           --                   --               18,575
Intangibles, net of accumulated amortization.....       27,386(4)                --               83,096
Other assets.....................................         (700)(9)            1,855(2)            20,667
                                                      --------              -------             --------
    Total assets.................................     $(12,668)             $20,000             $791,678
                                                      ========              =======             ========
LIABILITIES
Short-term borrowings............................     $     --              $                   $ 39,843
Payables to customers............................           --                   --              419,659
Payables to brokers and dealers..................           --                   --              160,349
Trading securities sold but not yet purchased, at
  market.........................................           --                   --                2,355
Notes payable....................................           --               20,000(2)            27,544
Liabilities subordinated to claims of general
  creditors......................................           --                   --               21,575
Accounts Payable and other liabilities...........           --                   --               30,838
                                                      --------              -------             --------
    Total liabilities............................     $     --              $20,000             $702,163
SHAREHOLDERS' EQUITY
  Common stock
Authorized shares:
  Common stock...................................            0(7)(8)             --             $  1,212
Paid-in capital..................................       11,679(7)(8)             --               89,955
Retained earnings................................      (24,347)(8)               --               (1,652)
                                                      --------              -------             --------
Total Shareholders' equity.......................      (12,668)                  --               89,515
                                                      --------              -------             --------
Total Liabilities and shareholders' equity.......     $(12,668)             $20,000             $791,678
                                                      ========              =======             ========

                           STOCKWALK.COM GROUP, INC.

       UNAUDITED CONSOLIDATED CONDENSED PRO FORMA STATEMENT OF OPERATIONS


                                                         FOR THE TWELVE MONTHS ENDED MARCH 31, 2000
                               ----------------------------------------------------------------------------------------------
                                                                                                      PRO FORMA
                                                                     PRO FORMA       PRO FORMA       ADJUSTMENTS
                               STOCKWALK.COM                        ADJUSTMENTS     ADJUSTMENTS          FOR
                                GROUP, INC.    STEICHEN   KINNARD   FOR STEICHEN    FOR KINNARD       SUB DEBT     PRO FORMA
                               -------------   --------   -------   ------------    -----------      -----------   ----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
REVENUES:
  Trading profits............      $16,073     $19,383    $32,479     $    --         $    --          $    --       $ 67,935
  Interest...................       20,989       9,519      1,915          --           3,400(A)            --         35,823
  Commissions................       14,287      18,002     18,499          --              --               --         50,788
  Investment banking.........       10,363       5,106      5,665          --              --               --         21,134
  Clearing fees..............        5,248          --         --          --              --               --          5,248
  Other income...............        4,011         524      3,514      (1,906)(H)      (1,690)(B)(J)        --          4,453
                                ----------     -------    -------     -------         -------          -------     ----------
      Total revenues.........       70,971      52,534     62,072      (1,906)          1,710               --        185,381
EXPENSES:
  Employee compensation and
    benefits.................       34,163      32,277     39,668          --          (3,500)(C)           --        102,608
  Clearing fees..............        2,999         352      4,463          --          (1,400)(D)           --          6,414
  Occupancy and equipment....        4,854       1,402      5,016          --            (265)(E)           --         11,007
  Communication..............        8,017       2,569        767          --            (537)(I)           --         10,816
  Interest...................       16,331       5,185         --          --           2,200(A)         2,000(G)      25,716
  Other expense..............        7,145       2,723      5,720       2,271(F)        1,369(F)           371(K)      19,599
                                ----------     -------    -------     -------         -------          -------     ----------
      Total expenses.........       73,509      44,508     55,634       2,271          (2,133)           2,371        176,160
Income (loss) before income
  taxes......................       (2,538)      8,026      6,438      (4,177)          3,843           (2,371)         9,221
Income tax expense
  (benefit)..................         (839)      3,531      2,575        (838)          2,293           (1,043)         5,679
                                 ---------     -------    -------     -------         -------          -------       --------
Net income (loss)............      $(1,699)    $ 4,495    $ 3,863     $(3,339)        $ 1,550          $(1,328)      $  3,542
                                ==========     =======    =======     =======         =======          =======     ==========
BASIC EARNINGS PER COMMON
  SHARE......................       $(0.09)                                                                             $0.10
                                ==========                                                                         ==========
Weighted average shares
  outstanding -- basic.......   18,849,200                                                                         34,000,000
                                ==========                                                                         ==========
DILUTED EARNINGS PER COMMON
  SHARE......................       $(0.09)                                                                             $0.10
                                ==========                                                                         ==========
Weighted average shares
  outstanding -- diluted.....   18,998,400                                                                         34,000,000
                                ==========                                                                         ==========

                           STOCKWALK.COM GROUP, INC.

                   UNAUDITED CONSOLIDATED CONDENSED PRO FORMA
                       FOOTNOTES TO FINANCIAL STATEMENTS

BASIS OF PRESENTATION

     These pro forma financial statements are presented as a combination of the respective statements of Stockwalk.com Group, Inc. (the "Company"), R.J. Steichen & Company and Kinnard Investments, Inc. for the periods shown, and have been prepared pursuant to the rules and regulations of the SEC and, therefore, do not include all information and notes required by generally accepted accounting principles for complete financial statements. The pro forma financial statements and the related notes are not necessarily indicative of the balance sheet and statements of operations that would have been reported had the combination of the three companies occurred on the dates indicated, nor do they represent a forecast of their combined financial position at any future period.


     The tables set forth the unaudited pro forma financial information of the Company (the "Pro Forma Financial Statements"), which consist of: (i) the Statement of Financial Condition of the Company as of March 31, 2000, which gives effect to the combination of R.J. Steichen & Company and Kinnard Investments, Inc. and assumes the receipt of the net proceeds from and the completion of the pending offering of convertible notes on March 31, 2000, and
(ii) the unaudited pro forma statement of operations of the Company for the year ended March 31, 2000 which gives effect to the acquisitions of Steichen and Kinnard and assumes the receipt of the net proceeds from and the completion of the pending offering of the convertible notes as if they had occurred on April 1, 1999.


 1) Represents the net reduction of cash related to the following: payment of $6.00 per share for 4,659,691 shares of Kinnard, $4,446,310 paid to retire 913,000 options and warrants for Kinnard stock, and $6,950,000 for various acquisition costs including investment banking fees and severance costs; offset by the liquidation of $13,477,000 of investments and the cash resulting from the pro forma earnings for the fiscal year ended March 31, 2000.


 2) Represents the net proceeds from the issuance of $20.0 million of convertible debt and the related deferred financing costs.


 3) Represents the increase in customer receivables resulting from Kinnard's customer margin accounts being held at MJK and funded by cash in the reserve accounts.

 4) Represents the goodwill recorded on the respective companies as a result of the acquisitions.

 5) Represents earnings retained per the Steichen agreement.

 6) Represents the reduction in discretionary broker lending and the increase in short-term borrowings in connection with Mr. Feltl removing approximately $21 million of capital at the time of the acquisition.

 7) Represents the issuance of 2,435,846 and 6.3 million shares of $.04 par value common stock and additional paid in capital related to the acquisition of Kinnard and Steichen, respectively at $7.425 per share ($9.0 discounted to 82.5%).

 8) Represents the accounting elimination of shares of common stock, related additional paid in capital and remaining retained earnings at acquisition of the respective companies.

 9) Represents the write off of $700,000 of fixed assets of Kinnard.

A.) Represents interest revenue and expense on the $40,000,000 of customer margin balances at 8.5% and 5.5% respectively moved from Kinnards current clearing firm to MJK.

B.) Represents the increase in rebates associated with a $100,000,000 average balance held by Kinnard earning the premium rate currently recognized by MJK.

C.) Represents the reduction of compensation and benefit expense of certain
    Kinnard employees offset by retention bonuses in first year offered to certain employees and sales representatives.

D.) Represents the elimination of clearing fees paid to clearing brokers by Kinnard, as a result of Kinnard's trades being cleared by MJK, offset by the increase in administrative costs required to administer the additional transaction volume.

E.) Represents a reduction in the space and related rent for the combined companies.


F.) Represents the amortization of the goodwill of $27.4 million and $45.4 million recorded for Kinnard and Steichen over 20 years.



G.) Represents interest expense on the convertible note.


H.) Represents the reduction of income generated by the approximately $21 million of funds to be removed by Mr. Feltl at closing.

I.) Represents a reduction of quote feeds and other miscellaneous efficiencies of scale.

J.) Represents a reduction of the other income generated by $20 million of excess funds at Kinnard as these funds are depleted to finance the acquisition.


K.) Represents the amortization of $1.9 million of deferred financing costs associated with the issuance of convertible subordinated debt over five years.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of June 5, 2000 (the "Agreement"), by and between Kinnard Investments, Inc., a Minnesota corporation (the "Company"), Stockwalk.com Group, Inc., a Minnesota corporation ("Acquiror") and SW Acquisition, Inc., a Minnesota corporation ("MergerCo").

     WHEREAS, the Board of Directors of the Company (the "Company Board") and the Board of Directors of each of Acquiror and MergerCo have determined that the merger of the Company with and into MergerCo (the "Merger"), in accordance with the Minnesota Business Corporation Act (the "MBCA") and upon the terms and subject to the conditions set forth in this Agreement, would be fair to and in the best interests of their respective shareholders, and such Boards of Directors have approved such Merger, pursuant to which each share of common stock, par value $.01 per share of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time will be converted into the right to receive one-half share of common stock, par value $.04 per share of Acquiror, subject to adjustment as hereafter provided (the "Acquiror Common Stock"), and cash in an amount equal to $6.00.

     WHEREAS, it is the intention of the parties to this Agreement that the Merger be treated as a "reorganization" under Section 368(a) of the Code.

     WHEREAS, Acquiror, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                   ARTICLE 1

                      CERTAIN DEFINITIONS; INTERPRETATION

     SECTION 1.1 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

     "Acquiror" has the meaning assigned in the preamble to this Agreement.

     "Acquiror Benefit Plans" has the meaning assigned in Section 4.4(n).

     "Acquiror Broker-Dealer Subsidiaries" has the meaning assigned in Section 4.4(g).

     "Acquiror Common Stock" has the meaning assigned in the first recital of this Agreement.

     "Acquiror ERISA Affiliate" has the meaning assigned in Section 4.4(n).

     "Acquiror ERISA Client" has the meaning assigned in Section 4.4(l).

     "Acquiror Financial Statements" has the meaning assigned in Section 4.4(g).

     "Acquiror FOCUS Reports" has the meaning assigned in Section 4.4(g).

     "Acquiror Form ADV" has the meaning assigned in Section 4.4(l).

     "Acquiror Form BD" has the meaning assigned in Section 4.4(l).

     "Acquiror Forms" has the meaning assigned in Section 4.4(l).

     "Acquiror Insurance Policies" has the meaning assigned in Section 4.4(s).

     "Acquiror SEC Documents" has the meaning assigned in Section 4.4(g).

     "Acquiror Stock" has the meaning assigned in Section 4.4(e).

     "Acquiror Stock Options" has the meaning assigned in Section 4.4(e).

     "Acquiror Undesignated Stock" has the meaning assigned in Section 4.4(e).

     "Acquiror Warrants" has the meaning assigned in Section 4.4(e).

     "Acquisition Proposal" has the meaning assigned in Section 5.3.

     "Affiliate," means, with respect to any specified person, any other person, directly or indirectly controlling, controlled by or under common control with such specified person. For purposes of this definition, "control" when used in connection with any specified person means the power to direct the management or policies of such person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise; and the terms "controlling" and "controlled" have correlative meanings to the foregoing.

     "Agreement" means this Agreement, as amended or modified from time to time in accordance with Section 8.2.

     "Articles of Merger" has the meaning assigned in Section 2.2.

     "Average Daily Price" means the average of the closing sale prices of one share of Acquiror Common Stock as reported on the NASDAQ/NMS for the 20 consecutive full trading days (in which such shares are traded on the NASDAQ/NMS) ending on the close of trading on the NASDAQ/NMS trading day immediately preceding the Condition Date.

     "Cash Consideration" has the meaning assigned in Section 3.1(c).

     "Certificates" has the meaning assigned in Section 3.4(b).

     "Client" means any person to whom the Company or any of its Subsidiaries provides products or services under a Contract.

     "Closing" has the meaning assigned in Section 2.2.

     "Closing Date" has the meaning assigned in Section 2.2.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Company" has the meaning assigned in the preamble to this Agreement.

     "Company Affiliate" has the meaning assigned in Section 5.14(a).

     "Company Articles" means the Articles of Incorporation of the Company, as amended.

     "Company Benefit Plans" has the meaning assigned in Section 4.3(q).

     "Company Board" has the meaning assigned in the first recital of this Agreement.

     "Company Broker-Dealer Subsidiaries" has the meaning assigned in Section 4.3(g).

     "Company Bylaws" means the Bylaws of the Company, as amended.

     "Company Common Stock" has the meaning assigned in the first recital of this Agreement.

     "Company ERISA Affiliate" has the meaning assigned in Section 4.3(q).

     "Company ERISA Client" has the meaning assigned in Section 4.3(k).

     "Company Financial Statements" has the meaning assigned in Section 4.3(g).

     "Company FOCUS Reports" has the meaning assigned in Section 4.3(g).

     "Company Form ADV" has the meaning assigned in Section 4.3(k).

     "Company Form BD" has the meaning assigned in Section 4.3(k).

     "Company Forms" has the meaning assigned in Section 4.3(k).

     "Company Insurance Policies" has the meaning assigned in Section 4.3(v).

     "Company Preferred Stock" has the meaning assigned in Section 4.3(e).

     "Company Reports" has the meaning assigned in Section 4.3(l).

     "Company SEC Documents" has the meaning assigned in Section 4.3(g).

     "Company Stock" means, collectively, the Company Common Stock, the Company Preferred Stock and the Company Undesignated Stock.

     "Company Stock Option" has the meaning assigned in Section 3.3(a).

     "Company Stock Plans" means stock-based compensation plans and incentive plans of the Company Previously Disclosed.

     "Company Undesignated Stock" has the meaning assigned in Section 4.3(e).

     "Company Warrants" has the meaning assigned in Section 3.3(a).

     "Condition Date" has the meaning assigned in Section 2.2.

     "Confidentiality Agreement" has the meaning assigned in Section 5.8(b).

     "Continuing Employees" means employees of the Company or any Subsidiary at immediately before the Effective Time who continue as employees of Acquiror, the Surviving Corporation or any other Affiliate of Acquiror.

     "Contract" means, with respect to any person, any agreement, indenture, undertaking, debt instrument, contract, contractual obligation, lease or other commitment to which such person or any of its Subsidiaries is a party or by which any of them is bound or to which any of their properties is subject.


     "Convertible Notes" has the meaning assigned in Section 4.4(e).


     "CSE" means the Chicago Stock Exchange.

     "Disclosure Schedule" has the meaning assigned in Section 4.1.

     "Dissenting Shares" has the meaning assigned in Section 3.1(d).

     "Effective Date" means the date on which the Effective Time occurs.

     "Effective Time" has the meaning assigned in Section 2.2.

     "Environmental Laws" means any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement with force of law relating to: (1) the protection or restoration of the environment, health or safety (in each case as relating to the environment) or natural resources, or (2) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "ESPP" has the meaning assigned in Section 3.3(c).

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

     "Exchange Agent" has the meaning assigned in Section 3.4(a).

     "Exchange Fund" has the meaning assigned in Section 3.4(h).

     "Exchange Ratio" has the meaning assigned in Section 3.1(c).

     "Exchanged Shares" has the meaning assigned in Section 3.4(b).

     "Federal Reserve System" means the Board of Governors of the Federal Reserve System and the Federal Reserve Banks.

     "Governmental Authority" means any court, administrative agency or commission or other foreign, federal, state or local governmental authority or instrumentality.

     "Hazardous Substance" means any hazardous or toxic substance, material or waste, including those substances, materials and wastes listed in the United States Department of Transportation Hazardous Materials Table (49 C.F.R. (S) 172.101), or by the United States Environmental Protection Agency as hazardous substances (40 C.F.R. Part 302) and amendments thereto, or become regulated under any applicable local, state or federal law, including petroleum compounds, lead, asbestos and polychlorinated biphenyls.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Indemnified Party" has the meaning assigned in Section 5.12(a).

     "Insurance Amount" has the meaning assigned in Section 5.12(c).

     "Investment Advisors Act" means the Investment Advisers Act of 1940, as amended, and the rules and regulations thereunder.

     "Investment Company Act" means the Investment Company Act of 1940, as amended, and the rules and regulations thereunder.

     "IRS" means the Internal Revenue Service.

     "Liens" means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

     "Litigation" has the meaning assigned in Section 4.3(o).

     "Litigation List" has the meaning assigned in Section 4.3(o).

     "Material" means, with respect to any fact, circumstance, event or thing, that such fact, circumstance, event or thing is or would reasonably be expected to be material to (1) the financial position, results of operations, assets, properties or business of the Acquiror and its Subsidiaries, taken as a whole, the Company and its Subsidiaries, taken as a whole, or the Surviving Corporation and its Subsidiaries, taken as a whole, as the case may be (other than to the extent such fact, circumstance, event or thing is due to (x) general changes in conditions in the securities industry, or in the global or United States economy or capital markets, or (y) changes in applicable generally accepted accounting principles or in laws, regulations or regulatory policies of general applicability), or (2) the ability of either the Acquiror or the Company, as the case may be, timely to perform its obligations under this Agreement or otherwise to consummate the transactions contemplated by this Agreement.

     "Material Adverse Effect" means with respect to the Acquiror, the Company, or the Surviving Corporation, respectively, an effect that, individually or in the aggregate, is both Material and adverse with respect to the Acquiror and its Subsidiaries, the Company and its Subsidiaries or the Surviving Corporation and its Subsidiaries, in each case taken as a whole; provided that "Material Adverse Effect" shall not be deemed to include the effects of (x) general changes in conditions in the securities industry, or in the global or United States economy or capital markets, or (y) changes in applicable generally accepted accounting principles or in laws, regulations or regulatory policies of general applicability, or (z) actions or omissions of the Company taken with the prior written consent of the Acquiror.

     "MBCA" has the meaning assigned in the first recital of this Agreement.

     "Merger" has the meaning assigned in the first recital of this Agreement.

     "MergerCo" has the meaning assigned in the preamble to this Agreement.

     "Merger Consideration" has the meaning assigned in Section 3.1(c).

     "MSRB" means the Municipal Securities Rulemaking Board.

     "NASD" means the National Association of Securities Dealers, Inc.

     "NYSE" means the New York Stock Exchange, Inc.

     "Option Consideration" has the meaning assigned in Section 3.3.

     "person" shall mean and include an individual, bank, partnership, joint venture, limited liability company, corporation, trust, unincorporated organization and government or any department or agency thereof.

     "Previously Disclosed" has the meaning assigned in Section 4.1.

     "Prospectus/Proxy Statement" has the meaning assigned in Section 5.5(a).

     "Registration Statement" has the meaning assigned in Section 5.5(a).

     "Representatives" has the meaning assigned in Section 5.3.


     "Rights" means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for, redeem or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such person.


     "SEC" means the Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

     "Securities Laws" means, collectively, the Securities Act, the Exchange Act, the Investment Advisors Act, the Investment Company Act and any state securities and "blue sky" laws.

     "Self-Regulatory Organization" means the National Association of Securities Dealers, Inc., the NYSE, the AMEX, the MSRB or other commission, board, agency or body that is not a Governmental Authority but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, insurance companies or agents, investment companies or investment advisers, or to the jurisdiction of which the Company or one of its Subsidiaries is otherwise subject.

     "Share" has the meaning assigned in Section 3.1(c).

     "Shareholders Meeting" has the meaning assigned in Section 5.4.

     "Stock Consideration" has the meaning assigned in Section 3.1(c).

     "Subsidiary" and "Significant Subsidiary" have the meanings ascribed to them in Rule 1-02 of SEC Regulation S-X.

     "Superior Proposal" has the meaning assigned in Section 5.3.

     "Surviving Corporation" has the meaning assigned in Section 2.1.

     "Takeover Laws" has the meaning assigned in Section 4.3(c).

     "Tax Opinion" has the meaning assigned in Section 6.1(f).

     "Taxes" means all federal, state, local and foreign taxes, levies or other assessments imposed by any taxing authority, however denominated, including, without limitation, all net income, gross income, gross receipts sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, and custom duties, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

     "Tax Returns" means, collectively, all returns, declarations, reports, estimates, information returns and statement required to be filed under federal, state, local or any foreign tax laws.

     "Termination Fee" has the meaning assigned in Section 7.2.

     SECTION 1.2 Interpretation. When a reference is made in this Agreement to Recitals, Sections, Annexes or Schedules, such reference shall be to a Recital or Section of, or Annex or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation." No rule against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement. Whenever this Agreement shall require a party to take an action, such requirement shall be deemed to constitute an undertaking by such party to cause its Subsidiaries, and to use its reasonable best efforts, to cause its Affiliates, to take appropriate action in connection therewith.

                                   ARTICLE 2

                                   THE MERGER

     SECTION 2.1 The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time and in accordance with the provisions of the MBCA, the Company shall be merged with and into MergerCo, whereupon the separate corporate existence of the Company shall cease, and MergerCo shall continue as the surviving corporation (the "Surviving Corporation"). From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, immunities, powers and franchises, of a public as well as a private nature, of the Company and MergerCo and be subject to all the liabilities, obligations and duties of the Company and MergerCo, all as more fully described in the MBCA.

     SECTION 2.2 Closing; Effective Time. Subject to the provisions of Article 6, the closing of the Merger (the "Closing") shall take place in the offices of Kaplan, Strangis and Kaplan, P.A., 5500 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, as soon as practicable but in no event later than 10:00 a.m. Minneapolis time on the fourth business day after the date on which each of the conditions set forth in Article 6 has been satisfied or waived by the party or parties entitled to the benefit of such conditions (the "Condition Date"), or at such other place, at such other time or on such other date as MergerCo and the Company may mutually agree. The date on which the Closing actually occurs is hereinafter referred to as the "Closing Date." At the Closing, MergerCo and the Company shall cause articles of merger for the Merger (the "Articles of Merger") to be executed and filed with the Secretary of State of the State of Minnesota in the form required by and executed in accordance with the applicable provisions of the MBCA. The Merger shall become effective as of the date and time of such filings or such other time after such filings as the parties hereto shall agree to in the Articles of Merger (the "Effective Time").

     SECTION 2.3 Articles of Incorporation. At the Effective Time, and without any further action on the part of the Company or MergerCo, the articles of incorporation of MergerCo shall be the articles of incorporation of the Surviving Corporation and thereafter may be amended or repealed as provided by law.

     SECTION 2.4 Bylaws. The bylaws of MergerCo, as in effect immediately prior to the Effective Time, shall become, from and after the Effective Time, the bylaws of the Surviving Corporation, until thereafter altered, amended or repealed as provided therein or in the articles of incorporation of the Surviving Corporation and in accordance with applicable law.

     SECTION 2.5 Directors and Officers. The directors of MergerCo and officers of the Company, respectively, immediately prior to the Effective Time shall become, from and after the Effective Time, the directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed or their earlier resignation or removal.

     SECTION 2.6 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or MergerCo, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or MergerCo, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

                                   ARTICLE 3

                   CONVERSION OF SHARES; SHAREHOLDER APPROVAL

     SECTION 3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of MergerCo:

          (a) Capital Stock of MergerCo. Each share of common stock of MergerCo issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation.

          (b) Treasury Stock and MergerCo-Owned Stock. Each share of Company Common Stock that is owned by the Company or any subsidiary of the Company and each share of Company Common Stock that is owned by Acquiror, MergerCo or any affiliate of Acquiror or MergerCo shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

          (c) Conversion of Company Common Stock. Except as otherwise provided in Section 3.1(b) or 3.1(d), each issued and outstanding share of Company Common Stock (each, a "Share") shall be canceled, extinguished and converted into and become a right to receive (i) cash, without interest, in an amount equal to $6.00 (the "Cash Consideration") and (ii) a number of shares of validly issued, fully paid and nonassessable shares of Acquiror Common Stock (the "Stock Consideration" and together with the Cash Consideration, the "Merger Consideration") equal to (i) if the Average Daily Price is less than $9.00, a quotient, the numerator of which is $4.50 and the denominator of which is the Average Daily Price (such quotient to be rounded to the nearest ten thousandth); (ii) if the Average Daily Price is equal to or less than $15.00 and equal to or greater than $9.00, 0.5; or
     (iii) if the Average Daily Price is greater than $15.00, a quotient, the numerator of which is $7.50 and the denominator of which is the Average Daily Price (such quotient to be rounded to the nearest ten thousandth) (in each case, subject to adjustment pursuant to Section 3.2, the "Exchange Ratio").

          (d) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time and that is held by a shareholder who has properly demanded and perfected such shareholder's rights to dissent from the Merger and to be paid the fair value of such shares in accordance with Sections 302A.471 and 302A.473 of the MBCA (the "Dissenting Shares"), shall not be converted into or exchangeable for the right to receive the Merger Consideration, but the holder thereof shall be entitled to such rights as are granted by the MBCA and the Surviving Corporation shall make all payments to the holders of the shares of Company Common Stock with respect to such demands in accordance with the MBCA; provided, however, that if such holder shall have failed to perfect or shall have lost the right to dissent and payment under the MBCA, each share of Company Common Stock held by such holder shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, solely the right to receive Merger Consideration. The Company shall give reasonably prompt notice to MergerCo of any demands received by the Company for payment under Sections 302A.471 and 302A.473 of the MBCA, and MergerCo shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of MergerCo, make any payment with respect to, or settle or offer to settle, such demands.

          (e) Cancellation and Retirement of Common Stock. Each Share converted into the right to receive the Merger Consideration pursuant to Section 3.1(c) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall, to the extent such certificate represents such Shares, cease to have any rights with respect thereto, except the right to receive the cash applicable thereto, upon surrender of such certificate in accordance with Section 3.4.

     SECTION 3.2 Adjustment of Exchange Ratio. If, after the date of this Agreement, but prior to the Effective Time, the shares of Acquiror Common Stock issued and outstanding shall, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change (regardless of the method of effectuation of any of the foregoing, including by way of a merger or otherwise) in the capitalization of the Acquiror, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

     SECTION 3.3 Treatment of Options, Warrants and Employee Stock Purchase Plan. (a) Each option to purchase shares of Company Common Stock (each, a "Company Stock Option") (and any rights thereunder) and each warrant to purchase shares of Company Common Stock (and any rights thereunder) (each, a "Company Warrant"), whether vested or unvested, outstanding immediately prior to the Effective Time shall be cancelled immediately prior to the Effective Time in exchange for the right to receive an amount in cash, without interest, equal to the product of (i) the number of shares of Company Common Stock subject to such Company Stock Option or Company Warrant immediately prior to the Effective Time and (ii) the difference, if any, of (A) the sum of $6.00 plus the product of the Daily Average Price and the Exchange Ratio (the "Option Consideration") minus
(B) the per share exercise price of such Company Stock Option or Company Warrant, to be delivered by the Surviving Corporation immediately following the

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Effective Time. All applicable withholding taxes attributable to the payments made hereunder shall be deducted from the amounts payable under this Section
3.3.

     (b) Prior to the Effective Time, the Company shall have taken all actions necessary or appropriate in the judgment of MergerCo to ensure that all stock options, stock appreciation right or other equity-based plans maintained with respect to the Shares shall terminate as of the Effective Time and the provisions in any other compensation or benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be terminated as of the Effective Time, and the Company shall use its reasonable best efforts to ensure that following the Effective Time neither the Company nor any of its subsidiaries is or will be bound by any Company Stock Options which would entitle any person, other than MergerCo or its affiliates, to beneficially own, or receive any payments (other than as otherwise contemplated by Section 3.1 and this Section 3.3) in respect of, any capital stock of the Company or the Surviving Corporation.

     (c) Prior to the Effective Time, the Company shall take all action necessary to terminate the Company's 1992 Employee Stock Purchase Plan (as amended and restated, the "ESPP"). As soon as practicable after the Effective Time, the Surviving Corporation shall refund to participants in the ESPP amounts credited to such participants' bookkeeping accounts thereunder.

     SECTION 3.4 Payment for Common Stock (a) Exchange Agent. At or before the Effective Time, Acquiror shall designate a bank or trust company reasonably acceptable to the Company to act as Exchange Agent in connection with the Merger (the "Exchange Agent") for the purpose of exchanging certificates representing Shares for the Merger Consideration. On the Closing Date, Acquiror will make available to the Exchange Agent the Merger Consideration to be paid and delivered in respect of the Shares.

     (b) Exchange. Promptly after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each record holder, except the holders of Dissenting Shares, as of the Effective Time, of any outstanding certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates"), a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates for payment therefor. In effecting the payment and delivery of the Merger Consideration in respect of Shares represented by Certificates entitled to the Merger Consideration pursuant to Section 3.1 (the "Exchanged Shares"), upon the surrender of each such Certificate, the Exchange Agent shall pay the holder of such Certificate the Cash Consideration multiplied by the number of Exchanged Shares and deliver certificates for the number of whole shares of Acquiror Common Stock determined by multiplying the Exchange Ratio by the number of Exchanged Shares, in consideration therefor. Upon such payment and delivery, such Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates. If cash or Acquiror Common Stock is to be remitted to a person other than that in which the Certificate for Shares surrendered for exchange is registered, it shall be a condition of such payment or delivery (a) that the Certificate so surrendered shall be properly endorsed, with signature guaranteed or otherwise in proper form for transfer and (b) the person requesting such exchange shall pay any transfer or other taxes required by reason of the payment of cash to a person, other than that of the registered holder of the Certificate surrendered, or establish to the satisfaction of the

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Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 3.4, each Certificate (other than Certificates representing Shares owned by the Company, any subsidiary of the Company or by Acquiror or MergerCo or any affiliate of Acquiror or MergerCo and Certificates representing Dissenting Shares), shall represent for all purposes only the right to receive the Merger Consideration applicable thereto, without any interest thereon, subject to any required withholding taxes. The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Surviving Corporation for any reason shall be converted into the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

     (c) No Issuance of Fractional Shares. No certificates or scrip for fractional shares of Acquiror Common Stock shall be issued, but in lieu thereof each holder of Shares who would otherwise be entitled to receive certificates or scrip for a fraction of a share of Acquiror Common Stock shall receive from Acquiror, at such time as such holder shall receive a certificate representing shares of Acquiror Common Stock, an amount of cash equal to the per share market value of Acquiror Common Stock determined by multiplying (i) the closing price of one share of Acquiror Common Stock as reported on the NASDAQ/NMS on the last full trading day prior to the Closing Date by (ii) the fraction of a share of Acquiror Common Stock to which such holder would otherwise be entitled.

     (d) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Surviving Corporation on a daily basis; provided, that no such investment or loss thereon shall affect the amounts payable to Company shareholders pursuant to Article 3. Any interest and other income resulting from such investments shall promptly be paid to the Surviving Corporation.

     (e) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby, pursuant to this Agreement.

     (f) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to unexchanged Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate for Shares with respect to the unexchanged Shares represented thereby until the surrender of such Certificate in accordance with Article 3.

     (g) No Further Ownership Rights in Shares Exchanged for Cash. The Merger Consideration paid or delivered upon the surrender for exchange of Certificates representing Shares in accordance with the terms of Article 3 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares exchanged for the Merger Consideration theretofore represented by such Certificates.

     (h) Termination of Exchange Fund. Any portion of the Merger Consideration deposited with the Exchange Agent pursuant to this Section 3.4 (the "Exchange Fund")

                                      A-11
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which remains undistributed to the holders of the Certificates representing
Shares for six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Shares prior to the Merger who have not theretofore complied with Article 3 shall thereafter look only to the Surviving Corporation for payment and delivery of the Merger Consideration, for unexchanged Shares to which such holders may be entitled. Any portion of the Exchange Fund remaining unclaimed by holders of Shares five years after the Effective Time (or such earlier date immediately prior to the time as such amounts would escheat to or become property of any Governmental Authority shall, to the extent permitted by law, become the property of the Surviving Corporation, free and clear of any claims or interest of any person previously entitled thereto.

     (i) No Liability. None of Acquiror, MergerCo, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                                   ARTICLE 4

                       REPRESENTATIONS AND WARRANTIES OF
                       THE COMPANY, ACQUIROR AND MERGERCO

     SECTION 4.1 Disclosure Schedules. On or prior to the date hereof, the Company has delivered to the Acquiror, and the Acquiror has delivered to the Company, a schedule (respectively, its "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either (i) in response to an express informational requirement contained in or requested by a provision hereof, or (ii) as an exception to one or more representations or warranties contained in Section 4.3 or 4.4, respectively, or to one or more of its covenants contained in Article 5; provided, that (a) no such item is required to be set forth on the Disclosure Schedule as an exception to a representation or warranty if its absence is not reasonably likely to result in the related representation or warranty being deemed incorrect or untrue under the standard established in Section 4.2 and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty or covenant shall not be deemed an admission by a party that such item (or any undisclosed item or information of comparable or greater significance) represents a Material exception or fact, event or circumstance with respect to the Company, Acquiror or MergerCo, respectively. "Previously Disclosed" means information set forth in a Disclosure Schedule, whether in response to an express informational requirement or as an exception to one or more representations or warranties or covenants, in each case, that is contained in a correspondingly enumerated portion of such Disclosure Schedule. To the extent information is Previously Disclosed pursuant to the foregoing, the corresponding representation, warranty or covenant shall be deemed to be modified by such Previously Disclosed information and references herein (including in Section 4.2) to such corresponding representation, warranty or covenant shall be deemed to be references to such representation, warranty or covenant as so modified.

     SECTION 4.2 Standard. No representation or warranty of the Company, on the one hand, or the Acquiror and MergerCo, on the other, contained in Section 4.3 or 4.4 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event, or circumstance that is inconsistent with one or more representations or warranties (with such representations and warranties being read, for purposes of this Section 4.2, without regard

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to individual references to "Materiality" or "Material Adverse Effect" set forth therein), unless such fact, event or circumstance (individually or taken together with all other facts, events or circumstances that are inconsistent with any representation or warranty contained in Section 4.3 or 4.4) would be Material with respect to the Company or the Acquiror, as the case may be.

     SECTION 4.3 Representations and Warranties of the Company. Except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, the Company hereby represents and warrants to the Acquiror and MergerCo as follows:

          (a) Organization, Standing and Authority. The Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of Minnesota, and is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

          (b) Corporate Power. The Company and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own or lease all its properties and assets.

          (c) Corporate Authority and Action.

             (1) The Company has the requisite corporate power and authority, and has taken all corporate action necessary, in order to authorize the execution and delivery of, and performance of its obligations under, this Agreement and, subject only to receipt of the requisite approval and adoption of this Agreement and the Merger by the holders of a majority of the outstanding shares of Company Common Stock, to consummate the transactions contemplated by this Agreement. This Agreement is a valid and legally binding obligation of the Company, enforceable in accordance with its terms.

             (2) The Company has taken all action required to be taken by it in order to exempt this Agreement from, the requirements of any applicable "moratorium," "control share," "fair price" or other antitakeover laws and regulations of the State of Minnesota (collectively, "Takeover Laws").

          (d) Regulatory Filings; No Defaults.

             (1) No consents or approvals of, or filings or registrations with, any Governmental Authority, Self-Regulatory Organization or with any third party are required to be made or obtained by the Company in connection with the execution, delivery or performance by the Company of this Agreement, or to consummate the Merger, except for (A) those required under the HSR Act; (B) filings of applications or notices with the CSE, the NASD and other Previously Disclosed securities licensing or supervisory authorities, (C) the filing with the SEC of the Prospectus/Proxy Statement and compliance with the Exchange Act; (D) approval of the Company's shareholders as contemplated by Section 4.3(c); (E) approval of the CSE and consents of national securities exchanges to the transfer of ownership of seats or memberships; and (F) the filing of Articles of Merger with the Secretary of State of the State of Minnesota pursuant to the MBCA. As of the date hereof, the Company is not aware of any reason why the approvals of all Governmental Authorities or Self-Regulatory

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        Organizations necessary to permit consummation of the transactions contemplated by this Agreement will not be received.

             (2) Subject only to the approval by the holders of a majority of the outstanding shares of Company Common Stock, the receipt of the regulatory approvals referred to in Section 4.3(d)(1), the expiration of applicable waiting periods and the making of required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination (with or without the giving of notice, passage of time or both) under, any law, rule or regulation or any judgment, decree, order, governmental or nongovernmental permit or license, or Contract of the Company or of any of its Subsidiaries or to which the Company or any of its Subsidiaries or its or their properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Company Articles or the Company Bylaws or similar governing documents of any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental or nongovernmental permit or license or Contract.

          (e) Company Stock. The authorized capital stock of the Company consists of (i) 7,500,000 shares of Company Common Stock, (ii) 1,000,000 shares of preferred stock (the "Company Preferred Stock"), and (iii) 16,500,000 shares of undesignated stock (the "Company Undesignated Stock"). As of May 30, 2000, (a) 4,891,191 shares of Company Common Stock were issued and outstanding, (b) no shares of Company Preferred Stock were issued and outstanding, (c) no shares of Company Undesignated Stock were issued and outstanding, (d) 670,762 shares of Company Common Stock were reserved for issuance under the Company's ESPP, (e) 625,357 shares of Company Common Stock were reserved for issuance under the Company's 1990 and 1997 Stock Option Plans and (f) 325,000 shares of Company Common Stock were reserved for issuance under Company Warrants. The outstanding shares of Company Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any subscriptive or preemptive rights). As of the date hereof, other than the Company Stock Options and the Company Warrants, there are no shares of Company Common Stock authorized and reserved for issuance, the Company does not have any Rights issued or outstanding with respect to Company Stock, and the Company does not have any commitment to authorize, issue or sell any Company Stock or Rights, except pursuant to this Agreement. Section 4.3(e) of the Company Disclosure Schedule sets forth a list of the holders of outstanding Company Stock Options and Company Warrants, the date that each such Company Stock Option or Company Warrant was granted, the number of shares of Company Common Stock subject to each such Company Stock Option or Company Warrant, the expiration date of each such Company Stock Option or Company Warrant and the price at which each such Company Stock Option or Company Warrant may be exercised.

          (f) Subsidiaries. The Company has Previously Disclosed a list of all its Subsidiaries, including the states in which such Subsidiaries are organized, a brief description of such Subsidiaries' principal activities, and if any of such Subsidiaries is

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

     not wholly owned by the Company or one of its Subsidiaries, the percentage owned by the Company or any such Subsidiary and the names, addresses and percentage ownership by any other person. No equity securities of any of the Company's Subsidiaries are or may become required to be issued, transferred or otherwise disposed of (other than to the Company or a wholly owned Subsidiary of the Company) by reason of any Rights with respect thereto. There are no Contracts by which any of the Company's Subsidiaries is or may be bound to sell or otherwise issue any shares of its capital stock, and there are no Contracts relating to the rights or obligations of the Company to vote or to dispose of such shares. All of the shares of capital stock of each of the Company's Subsidiaries are fully paid and nonassessable and subject to no subscriptive or preemptive rights or Rights and, except as Previously Disclosed, are owned by the Company or a Company Subsidiary free and clear of any Liens. Each of the Company's Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and is duly qualified to do business and in good standing in each jurisdiction where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

          (g) SEC Documents, Financial Statements.

             (1) The Company has provided or made available to the Acquiror copies of each registration statement, offering circular, report, definitive proxy statement or information statement filed by the Company with the SEC or circulated by the Company from December 31, 1996 through the date of this Agreement and will promptly provide each such registration statement, offering circular, report, definitive proxy statement or information statement filed or circulated after the date hereof (collectively, the "Company SEC Documents"), each in the form (including exhibits and any amendments thereto) filed with the SEC (or, if not so filed, in the form used or circulated). As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement), each of the SEC Documents, including the financial statements, exhibits and schedules thereto, filed or circulated prior to the date hereof complied (and each of the SEC Documents filed after the date of this Agreement will comply) as to form with applicable Securities Laws and did not (or in the case of reports, statements, or circulars filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

             (2) Each of the Company's consolidated statements of financial condition or balance sheets included in or incorporated by reference into the SEC Documents, including the related notes and schedules, fairly presented (or, in the case of SEC Documents filed after the date of this Agreement, will fairly present) the consolidated financial condition of the Company and its Subsidiaries as of the date of such statement of financial condition or balance sheet and each of the consolidated statements of income, cash flows and changes in shareholders' equity included in or incorporated by reference into the SEC Documents, including any related notes and schedules (collectively, the foregoing financial statements and related notes and schedules are referred to as the "Company Financial Statements"), fairly presented (or, in the case of SEC Documents filed after the date of this Agreement, will fairly present) the consolidated results of operations,

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        cash flows and shareholders' equity, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved (except as may be noted therein and except that such unaudited statements include no notes).

             (3) Except as disclosed in the Financial Statements or the Company SEC Documents filed prior to the date of this Agreement, none of the Company or any of its Subsidiaries has any liability or obligation (contingent or otherwise) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company.

             (4) The Company has delivered or made available to the Acquiror true and complete copies of the FOCUS Reports filed on Form X-17A-5 (the "Company FOCUS Reports") for the quarters ended March 31, 1999, June 30, 1999, September 30, 1999, December 31, 1999 and March 31, 2000 by each Subsidiary of the Company that is a "broker" or "dealer", as such terms are defined in Sections 2(a)(4) and 2(a)(5) of the Exchange Act (collectively, the "Company Broker-Dealer Subsidiaries"). Each Company FOCUS Report complied (and with respect to Company FOCUS Reports filed after the date hereof, will comply) at the date thereof with the rules and regulations of the SEC relating thereto and fairly presented (or will present, as the case may be) the information required to be presented therein pursuant to Rule 17a-5 under the Exchange Act.

          (h) Absence of Certain Changes. Since December 31, 1999, the business of the Company and its Subsidiaries has been conducted in the ordinary and usual course, consistent with past practice, and there has not been:

             (1) any event, occurrence, development or state of circumstances or facts which has had or is reasonably likely to have a Material Adverse Effect on the Company;

             (2) any amendment of any term of any outstanding security of the Company or any of its Subsidiaries or to the Company or any of its Subsidiaries' articles of incorporation or bylaws (or similar governing documents);

             (3) any (A) incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any indebtedness for borrowed money, or (B) assumption, guarantee, endorsement or otherwise by the Company of any obligations of any other person, in each case, other than in the ordinary and usual course of business, consistent with past practice, and in amounts and on terms consistent with past practices;

             (4) any creation or assumption by the Company or any of its Subsidiaries of any Lien on any material asset other than in the ordinary and usual course of business consistent with past practices;

             (5) prior to or on the date hereof, any making of any loan in excess of $100,000, or aggregate loans in excess of $250,000, advance or capital contributions to or investment in any person, in each case, other than in the ordinary and usual course of business consistent with past practice;

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             (6) any change in any accounting policies or practices by the
        Company or any of its Subsidiaries; or

             (7) any (A) employment, deferred compensation, severance, retirement or other similar agreement entered into with any director, officer, consultant, partner or employee of the Company or any of its Subsidiaries (or any amendment to any such existing agreement), (B) grant of any severance or termination pay to any director, officer, consultant, partner or employee of the Company or any of its Subsidiaries, or (C) change in compensation or other benefits payable to any director, officer, consultant, partner or employee of the Company or any of its Subsidiaries, except, in each case, in the ordinary course of business or as required by Contract or applicable law with respect to employees of the Company or any of its Subsidiaries.

          (i) Contracts.

             (1) The Company has Previously Disclosed each of the following executory Contracts to which either the Company or any of its Subsidiaries is a party, or by which any of them is bound or to which any of their properties is subject:

                  (A) any lease of real property;


                  (B) any partnership, joint venture or other similar agreement or arrangement, or any options or rights to acquire from any person any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities or such person, in each case, entered into other than in the ordinary course of business;


                  (C) any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

                  (D) any indenture, mortgage, promissory note, loan agreement, guarantee or other agreement or commitment, outstanding as of the date hereof, for the borrowing of money by the Company or one of its Subsidiaries or the deferred purchase price of property in excess of $100,000 (in either case, whether incurred, assumed, guaranteed or secured by any asset);

                  (E) any agreement in force as of the date hereof that creates future payment obligations in excess of $100,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty upon notice of 90 days or less;

                  (F) any license, franchise or similar agreement material to the Company or any of its Subsidiaries or any agreement relating to any trade name or intellectual property right that is material to the Company or any of its Subsidiaries;

                  (G) any exclusive dealing agreement or any agreement that
             limits the freedom of the Company or any of its Subsidiaries to compete in any line of business or with any person or in any area or that would so limit their freedom after the Effective Date;

                  (H) any compensation, employment, severance, supplemental
             retirement or other similar agreement or arrangement with any employee or

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             former employee of, or independent contractor with respect to, the
             Company or any of its Subsidiaries, or any other agreement with any current or former Affiliate of the Company; and

                  (I) any other Contract that is a "material contract" as
             defined in Item 601(b)(10) of SEC Regulation S-K and that has not been filed prior to the date hereof as an exhibit to the Company's SEC Documents.

             (2) Each Contract that has been, or is required to be, Previously Disclosed pursuant to this Section is a valid and binding agreement of the Company or one or more of its Subsidiaries, as the case may be, and is in full force and effect, and the Company or its Subsidiaries parties thereto are not in default or breach in any material respect under the terms of any such Contract.

          (j) Contracts with Clients. Each of the Company and its Subsidiaries is in compliance with the terms of each Contract with any Client, and each such Contract is in full force and effect with respect to the applicable Client. There are no disputes pending or threatened with any Client under the terms of any such Contract or with any former Client.

          (k) Registration Matters.

             (1) Each of the Company's Subsidiaries required to be registered as a broker-dealer or investment advisor with the SEC, the securities commission or similar authority of any state or any Self-Regulatory Organization are duly registered and such registrations are in full force and effect. Each Company Broker-Dealer Subsidiary is, and at the Effective Time will be, a member in good standing with all required Self-Regulatory Organizations and in compliance with all applicable rules and regulations of the Self-Regulatory Organizations.

             (2) The Company has delivered or made available to the Acquiror, true, correct and complete copies of (A) each Company Broker-Dealer Subsidiary's Uniform Application for Broker-Dealer Registration on Form BD (each, "Company Form BD") and (B) each Uniform Application for Investment Adviser Registration filed by the Company or any Subsidiary (each, a "Company Form ADV", and together with Company Form BD, "Company Forms"), all of the Company Forms reflecting all amendments thereto filed with the NASD or the SEC, as the case may be, on or prior to the date hereof. The Company Forms are in compliance with the applicable requirements of the Exchange Act or the Investment Advisers Act, as the case may be and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has provided or made available true and complete copies of all audit reports since December 31, 1996 by the SEC or the NASD regarding the Company or its Subsidiaries. Each director, officer, agent and employee of each Company Broker-Dealer Subsidiary who is required to be registered as a representative, principal or agent with the securities commission of any state or with any Self Regulating Organization is duly registered as such and such registration is in full force and effect. Each registered representative and principal of each Company Broker-Dealer Subsidiary has at least the minimum series license for the

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        activities which such registered representative or principal performs for such Company Broker-Dealer Subsidiary.

             (3) The net capital, as such term is defined in Rule 15c3-1 under the Exchange Act, of each Company Broker-Dealer Subsidiary satisfies the minimum net capital requirements of the Exchange Act and of the laws of any jurisdiction in which the Company Broker-Dealer Subsidiary conducts business, and has been sufficient to permit each Company Broker-Dealer Subsidiary to operate without restriction on its ability to expand its business under NASD Conduct Rule 3130.

             (4) None of the Company Broker-Dealer Subsidiaries nor any "associated person" thereof (a) is subject to a "statutory disqualification" as such terms are defined in the Exchange Act, (b) is ineligible to serve as a broker-dealer or as an associated person to a registered broker-dealer or (c) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any Company Broker-Dealer Subsidiary as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act and there is no reasonable basis for, or proceeding or investigation, whether formal or informal, or whether preliminary or otherwise, that is reasonably likely to result in, any such censure, limitations, suspension or revocation.

             (5) Except for John G. Kinnard and Company, Incorporated and as Previously Disclosed, neither the Company nor its Subsidiaries is or is required to be registered as an investment company, investment adviser, commodity trading advisor, commodity pool operator, futures commission merchant, introducing broker, insurance agent, or transfer agent under any United States federal, state, local or foreign statutes, laws, rules or regulations. No Company Broker-Dealer Subsidiary acts as the "sponsor" of a "broker-dealer trading program", as such terms are defined in Rule 17a-23 under the Exchange Act.

             (6) Neither the Company, its Subsidiaries nor any "associated person" (as defined in the Investment Advisers Act) thereof, as applicable, is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment adviser or as an associated person to a registered investment adviser. Neither the Company nor its Subsidiaries provides investment advisory, subadvisory or management services to or through (i) any issuer or other Person that is an investment company (within the meaning of the Investment Company Act),
        (ii) any issuer or other Person that would be an investment company (within the meaning of the Investment Company Act) but for the exemptions contained in Section 3(c)(1), Section 3(c)(7), the final clause of Section 3(c)(3) or the third or fourth clauses of Section 3(c)(11) of the Investment Company Act, or (iii) any issuer or other Person that is or is required to be registered under the laws of the appropriate securities regulatory authority in the jurisdiction in which the issuer is domiciled (other than the United States or the states thereof), which is or holds itself out as engaged primarily in the business of investing, reinvesting or trading in securities.

             (7) Each account to which the Company provides investment management, advisory or subadvisory services that is (i) an employee benefit plan, as defined in Section 3(3) of ERISA, that is subject to Title I of ERISA; (ii) a Person

                                      A-19
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        acting on behalf of such a plan; or (iii) any entity whose underlying assets are deemed, under 29 C.F.R. Section 2510.3-101, to include the assets of such a plan by reason of such plan's investment in such entity (each, a "Company ERISA Client") has been managed or provided brokerage services by the Company or a Subsidiary thereof, as applicable, such that the Company or such Subsidiary in the exercise of such management or in the provision of such services is in compliance in all material respects with the applicable requirements of ERISA.

          (l) Compliance with Laws. Each of the Company and its Subsidiaries, and, to the best of the Company's knowledge, each of their respective officers and employees:

             (1) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to the conduct of its businesses or to the employees conducting such businesses, and the rules of all Self-Regulatory Organizations applicable thereto;

             (2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities and Self-Regulatory Organizations that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and are current and, to the best of the Company's knowledge, no suspension or cancellation of any of them is threatened or is reasonably likely and all such filings, applications and registrations are current; (3) has received, since January 1, 1998, no written notification or communication (or, to the best knowledge of the Company, any other communication) from any Governmental Authority or Self-Regulatory Organization (A) asserting non-compliance with any of the statutes, regulations, rules or ordinances that such Governmental Authority or Self-Regulatory Organization enforces, (B) threatening any material penalty or to revoke any license, franchise, seat on any exchange, permit, or governmental authorization, (C) requiring any of them (including any of the Company's or its Subsidiary's directors or controlling persons) to enter into a cease and desist order, agreement, or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy), or (D) restricting or disqualifying their activities (except for restrictions imposed by rule, regulation or administrative policy on brokers or dealers generally);

             (4) is not aware of any pending or threatened investigation, review or disciplinary proceedings by any Governmental Authority or Self-Regulatory Organization against the Company, any of its Subsidiaries or any officer, director or employee thereof;

             (5) in the conduct of its business with respect to employee benefit plans subject to Title I of ERISA, has not (A) breached any applicable fiduciary duty under Part 4 of Title I of ERISA which would subject it to liability under Sections 405 or 409 of ERISA and (B) engaged in a "prohibited transaction" within the meaning of Section 406 of ERISA or
        Section 4975(c) of the Code which would subject it to liability or Taxes under Sections 409 or 502(i) of ERISA or Section 4975(a) of the Code;

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             (6) The Company has made available to the Acquiror true and correct copies of (A) each Form G-37/G-38 filed with the MSRB since January 1, 1998 and (B) all records required to be kept by the Company under Rule G-8(a)(xvi) of the MSRB. Since January 1, 1998, other than as disclosed in such Forms G-37/G-38 made available to the Acquiror, there have been no contributions or payments, and there is no other information, that would be required to be disclosed by the Company or any of the Company's Subsidiaries;

             (7) is not subject to any cease-and-desist or other order issued by, or a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, a recipient of any supervisory letter from or has adopted any board resolutions at the request of, any Governmental Authority or Self-Regulatory Organization, or been advised since January 1, 1998, by any Governmental Authority or Self-Regulatory Organization that it is considering issuing or requesting any such agreement or other action or has knowledge of any pending or threatened regulatory investigation; and

             (8) since January 1, 1998, has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable law, regulation or rule, with (A) any applicable Governmental Authority and (B) any Self-Regulatory Organization (collectively, the "Company Reports"). As of their respective dates, the Company Reports complied with the applicable statutes, rules, regulations and orders enforced or promulgated by the regulatory authority with which they were filed.

          (m) Properties; Securities.

             (1) Except as may be reflected in the Company's Financial Statements dated before the date hereof, the Company and its Subsidiaries have good and marketable title, free and clear of all Liens (other than Liens for current taxes not yet delinquent) to all of the Material properties and assets, tangible or intangible, reflected in such financial statements as being owned by the Company and its Subsidiaries as of the dates thereof. To the best of the Company's knowledge, all buildings and all the Material fixtures, equipment, and other property and assets held under leases or subleases by any of the Company and its Subsidiaries are held under valid leases or subleases, enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and to general equity principles). The Company has Previously Disclosed a list of any and all real estate owned or leased by it or a Company Subsidiary as of the date hereof. Each of the Company and its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of each of the Company or any of its Subsidiaries. Such securities are valued on the books of the Company or its Subsidiaries in accordance with generally accepted accounting principles.

             (2) Except as Previously Disclosed, neither the Company nor any Subsidiary thereof holds any equity securities for its own account involving, in the aggregate, ownership or control of 5% or more of any class of an issuer's voting securities or 25% or more of the issuer's equity (treating subordinated debt as equity). Except as Previously Disclosed, there are no partnerships, limited liability companies, joint ventures or similar entities, in which the Company or any of its Subsidiaries is a general partner, manager, managing member or holds some other similar position or owns or controls any interest, directly or indirectly, of 5% or more and the nature and amount of each such interest.

          (n) Taxes.

             (1) The Company and its Subsidiaries have filed, completely and correctly in all material respects, all Tax Returns that are required by applicable law to be filed by the Company or its Subsidiaries;

             (2) All Taxes shown to be due on such Tax Returns have been paid in full;

             (3) All Taxes due with respect to completed examinations have been paid in full;

             (4) No currently effective waivers of statutes of limitations (excluding such statues that relate to years currently under examination by the IRS) have been given by or requested with respect to any Taxes of the Company or any of its Subsidiaries;

             (5) Each of the Company and its Subsidiaries has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith and have not been finally determined;

             (6) The federal and state income Tax Returns of the Company and its Subsidiaries have been examined by the IRS or the relevant state taxing authorities, as the case may be, through December 31, 1996. The federal income tax returns of the Company and its Subsidiaries for the fiscal year ended December 31, 1995 and for all fiscal years prior thereto are, for purposes of routine audit by the IRS, closed because of the statute of limitations, and no claims for additional taxes for such fiscal years are pending. Except as Previously Disclosed, there are no audits by, or disputes pending between the Company or any of its Subsidiaries and, any taxing authority of which the Company or any of its Subsidiaries has received written notice, or claims asserted in writing by any taxing authority for, Taxes or assessments upon the Company or any of its Subsidiaries. In addition, (A) proper and accurate amounts have been withheld by the Company and its Subsidiaries from their employees for all prior periods in compliance with the Tax withholding provisions of applicable federal, state and local laws, (B) federal, state and local Tax Returns that are complete and accurate have been filed by the Company and its Subsidiaries for all periods for which Tax Returns were due with respect to income Tax withholding, Social Security and unemployment Taxes, (C) the amounts shown on such federal, state or local Tax Returns to be due and payable have been paid in full and (D) there are no Tax liens upon any property or assets of the Company or its Subsidiaries except liens for current Taxes not yet due;

             (7) Neither the Company nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company or any of its Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method; and

             (8) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement. Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as successor or transferee, by contract or otherwise.

          (o) Litigation. Company has furnished Acquiror copies of (i) all attorney responses to the request of the independent auditors for Company with respect to loss contingencies as of the end of its fiscal year most recently completed as of the date hereof in connection with the Company's financial statements included in the Company's most recent annual report on Form 10-K as filed with the SEC, and (ii) a written list of all Material legal litigation, proceedings, investigations or controversy ("Litigation") before any court, arbitrator, mediator, Governmental Authority or Self-Regulatory Organization to which the Company or any Company Subsidiary has been a party since the end of such fiscal year ("Litigation List"). Except as disclosed in the Litigation List, no Litigation before any court, arbitrator, mediator, Governmental Authority or Self-Regulatory Organization that has been or would reasonably be expected to be Material to the Company and its Subsidiaries taken as a whole is pending against the Company or any of its Subsidiaries, and, to the best of the Company's knowledge, no such Litigation has been threatened.

          (p) Employees; Labor Matters.

             (1) Each of the Company and its Subsidiaries is in compliance with all currently applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including the Immigration Reform and Control Act, the Worker Adjustment and Retraining Notification Act, any such laws respecting employment discrimination, harassment, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers' compensation, employee benefits, severance payments, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters. None of the Company or any of its Subsidiaries are engaged in any unfair labor practice and there is no unfair labor practice complaint pending or threatened against the Company or any of its Subsidiaries before the National Labor Relations Board. There are no charges or complaints against the Company or any of its Subsidiaries pending of threatened in writing alleging sexual or other harassment, or other discrimination, by the Company, any of its Subsidiaries or by any of their employees, agents or representatives.

             (2) Neither the Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, Contract or other agreement or understanding with any labor union or organization, nor has it agreed to recognize any union or other collective bargaining unit, nor has any union or other

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

        collective bargaining unit been certified, or is seeking certification, as representing any of the employees of any of the Companies or their Subsidiaries.

          (q) Employee Benefit Plans.

             (1) The Company has Previously Disclosed a complete list of each employee or director benefit plan, arrangement or agreement, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees or directors or their beneficiaries (the "Company Benefit Plans").

             (2) The Company has heretofore made available to Acquiror (A) true and complete copies of each of the Company Benefit Plans (or written explanations of any unwritten Company Benefit Plans) as in effect on the date hereof; (B) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any; and (C) the most recent determination letter from the IRS (if applicable) for such Company Benefit Plan.

             (3) With respect to each Company Benefit Plan, the Company and its Subsidiaries have complied, and are now in compliance, in all material respects with all provisions of ERISA, the Code and all laws and regulations applicable to such Company Benefit Plans and each Company Benefit Plan has been administered in all material respects in accordance with its terms. The Internal Revenue Service has issued a favorable determination letter with respect to each Company Benefit Plan that is intended to be a "qualified plan" within the meaning of Section 401(a) of the Code and the related trust that has not been revoked, and, to the knowledge of the Company, no circumstances exist and no events have occurred that could reasonably be expected to adversely affect the qualified status of any such plan or the related trust (except for changes in applicable law for which the remedial amendment period has not yet expired). No Company Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

             (4) All contributions required to be made to any Company Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company Financial Statements. Each Company Benefit Plan, if any, that is an employee welfare benefit plan under
        Section 3(1) of ERISA is either (A) funded through an insurance company contract and is not a "welfare benefit fund" with the meaning of Section 419 of the Code or (B) unfunded.

             (5) There is no pending or, to the knowledge of the Company, threatened litigation relating to the Company Benefit Plans. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Company Benefit

        Plan that would subject the Company or any of its Subsidiaries to a Material tax or penalty imposed by either Section 4975 of the Code or
        Section 502(i) of ERISA.

             (6) No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, and neither the Company nor any of its Subsidiaries has contributed or been obligated to contribute to a "multiemployer plan" (as defined in Section 3(37) of ERISA) or a plan that has two or more contributing, but unrelated, sponsors and that is subject to Title IV of ERISA at any time on or after December 31, 1994. No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan," within the meaning of Section 4001 of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (a "Company ERISA Affiliate"). No notice of a "reportable event," within the meaning of
        Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived has been required to be filed for any Company Benefit Plan or, to the knowledge of the Company, by any Company ERISA Affiliate. Neither the Company nor any of its Subsidiaries or Company ERISA Affiliates has provided, or is required to provide, security to any Company Benefit Plan or any single-employer plan of a Company ERISA Affiliate.

             (7) Neither the Company nor any of its Subsidiaries has any obligation for retiree health, life or other welfare benefits, except for benefits and coverage required by applicable law, including, without limitation, Section 4980B of the Code and Part 6 of Title I of ERISA. There are no restrictions on the rights of the Company or any of its Subsidiaries to amend or terminate any such plan (other than reasonable and customary advance notice requirements) without incurring any Material liability thereunder.

             (8) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either standing alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, "excess parachute" (within the meaning of 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of the Company or any of its Subsidiaries under any Company Benefit Plan, (B) increase any benefits otherwise payable under any Company Benefit Plan, (C) result in any acceleration of the time of payment or vesting of any such benefit or (D) affect in any way the ability to amend, terminate, merge or administer any Company Benefit Plan.

          (r) Environmental Matters. The Company and its Subsidiaries have complied at all times with applicable Environmental Laws; no property (including buildings and any other structures) currently or formerly owned or operated (or which the Company or any of its Subsidiaries would be deemed to have owned or operated under any Environmental Law) by the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries (whether as fiduciary or otherwise) has a Lien, has been contaminated with, or has had any release of, any Hazardous Substance in such form or substance so as to create any liability for the Company or its Subsidiaries; the Company is not subject to liability for any Hazardous Substance

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

     disposal or contamination on any other third-party property; within the last six years, the Company and its Subsidiaries have not received any notice, demand letter, claim or request for information alleging any violation of, or liability of the Company under, any Environmental Law; the Company and its Subsidiaries are not subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; the Company and its Subsidiaries are not aware of any reasonably likely liability relating to environmental circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products or polychlorinated biphenyls) involving the Company or one of its Subsidiaries, any currently or formerly owned or operated property (whether as fiduciary or otherwise), or any reasonably likely liability related to any Lien held by the Company or one of its Subsidiaries; and the Company has made available to the Acquiror copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to the Company or one of its Subsidiaries or any currently or formerly owned or operated property or any property in which the Company or one of its Subsidiaries (whether as fiduciary or otherwise) has held a Lien.

          (s) Internal Controls. The Company and its Subsidiaries have devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that (1) transactions are executed in accordance with management's general or specific authorizations, (2) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principals and to maintain accountability for assets, (3) access to assets is permitted only in accordance with management's general or specific authorization, and
     (4) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

          (t) Derivatives; Etc. All exchange-traded, over-the-counter or other swaps, caps, floors, collars, option agreements, futures and forward contracts and other similar arrangements or Contracts, whether entered into for the Company's own account, or for the account of one or more of the Company's Subsidiaries or their customers, were entered into (1) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (2) with counter parties reasonably believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of the Company or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and are in full force and effect. Neither the Company nor its Subsidiaries, nor, to the best of the Company's knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement. The Company's SEC Documents disclose the value of such agreements and arrangements on a mark-to-market basis in accordance with generally accepted accounting principles and, since December 31, 1999, there has not been a material change in such value.

          (u) Names and Trademarks. The Company and its Subsidiaries have the right to use the names, service-marks, trademarks and other intellectual property currently used by them in the conduct of their businesses; each of such names, service-marks, trademarks and other intellectual property has been Previously Disclosed; and, in the case of such names, service-marks and trademarks, in each state of the United States,

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     such right of use is free and clear of any Liens, and no other person has the right to use such names, service-marks or trade marks in any such state.

          (v) Insurance. The Company has Previously Disclosed all of the insurance policies, binders, or bonds maintained by the Company or its Subsidiaries ("Company Insurance Policies"). The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent in accordance with industry practices. All of the Company Insurance Policies are in full force and effect; the Company and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

          (w) No Brokers. No action has been taken by the Company that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding the fees to be paid by the Company to U.S. Bancorp Piper Jaffray in amounts and on terms Previously Disclosed.

          (x) Tax Treatment. As of the date hereof, the Company has no reason to believe that the Merger will not qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

     SECTION 4.4 Representations and Warranties of the Acquiror and
MergerCo. Except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, each of the Acquiror and MergerCo, as the case maybe, hereby represents and warrants to the Company as follows:

          (a) Organization, Standing and Authority. Each of the Acquiror and MergerCo is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota (in the case of the Acquiror) or the State of Minnesota (in the case of MergerCo), and is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

          (b) Corporate Power. The Acquiror and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets.

          (c) Corporate Authority. Each of the Acquiror and MergerCo has the requisite corporate power and authority, and has taken all corporate action necessary, in order to authorize the execution, delivery of and performance of its obligations under, this Agreement and to consummate the transactions contemplated by this Agreement. This Agreement is a valid and legally binding agreement of each of the Acquiror and MergerCo, enforceable in accordance with its terms.

          (d) Regulatory Approvals; No Defaults.

             (1) No consents or approvals of, or filings or registrations with, any Governmental Authority, Self-Regulatory Organization or with any third party are required to be made or obtained by the Acquiror or any of its Subsidiaries in connection with the execution, delivery or performance by the Acquiror and MergerCo of this Agreement, or to consummate the Merger, except for (A) those required under the HSR Act;
        (B) filings of applications or notices with the CSE, the NASD and other Previously Disclosed securities licensing or

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        supervising authorities; (C) approval of the CSE and consents of national securities exchanges for the transfer of ownership of seats or membership; (D) the filing and declaration of effectiveness of the Registration Statement; (E) approval of the listing on the NASDAQ/NMS of the shares of Acquiror Common Stock to be issued as Merger Consideration; and (F) the filing of Articles of Merger with the Secretary of State of the State of Minnesota pursuant to the MBCA. As of the date hereof, the Acquiror is not aware of any reason why the approvals of all Governmental Authorities or Self-Regulatory Organizations necessary to permit consummation of the transactions contemplated hereby will not be received.

             (2) Subject only to receipt of the regulatory approvals referred to in Section 4.4(d)(1), the expiration of applicable waiting periods and the making of all required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not
        (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination (with or without the giving of notice, passage of time or both) under, any law, rule or regulation or any judgment, decree, order, governmental or nongovernmental permit or license, or Contract of the Acquiror or of any of its Subsidiaries or to which the Acquiror or any of its Subsidiaries or its or their properties is subject or bound, (B) constitute a breach or violation of, or a default under, the articles of incorporation or bylaws (or similar governing documents) of the Acquiror or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or Contract.


          (e) Acquiror Stock. The authorized capital stock of the Acquiror consists of 100,000,000 shares of capital stock, par value $.04 per share, of which 50,000,000 shares are designated as Acquiror Common Stock, and 50,000,000 shares are undesignated (the "Acquiror Undesignated Stock" and together with the Acquiror Common Stock, the "Acquiror Stock"). As of March 31, 2000, (a) 21,575,273 shares of Acquiror Common Stock were issued and outstanding, and (b) no shares of Acquiror Undesignated Stock were issued and outstanding, (c) 1,525,000 shares of Acquiror Common Stock were reserved for issuance upon the exercise of options issued or issuable under the Acquiror's 1995 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan (the "Acquiror Stock Options") and (d) 314,258 shares of Acquiror Common Stock were reserved for issuance under outstanding warrants to purchase Acquiror Common Stock (the "Acquiror Warrants"). The outstanding shares of Acquiror Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any subscriptive or preemptive rights). As of the date hereof, other than the Acquiror Stock Options and the Acquiror Warrants and the convertible notes ("Convertible Notes") which are proposed to be issued, offered and sold pursuant to SEC registration 333-35544 filed April 25, 2000, there are no shares of Acquiror Common Stock authorized and reserved for issuance, the Acquiror does not have any Rights issued or outstanding with respect to Acquiror Stock, and the Acquiror does not have any commitment to authorize, issue or sell any Acquiror Stock or Rights, except pursuant to this Agreement. The Convertible Notes, when issued, will have a conversion price of not less than the fair market value of a share of Acquiror Common Stock.

          (f) Subsidiaries. Each of the Acquiror's Subsidiaries has been duly organized, is validly existing and in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. The Acquiror has continuously owned all of the outstanding capital stock of MergerCo since the initial issuance by MergerCo of its capital stock.

          (g) SEC Documents; Financial Statements.

             (1) Since December 31, 1998, Acquiror and each Acquiror Subsidiary has filed all reports, registrations, and statements it was required to file with the SEC under the Securities Act, or under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including, but not limited to Acquiror's Annual Reports on Form 10-K for the fiscal year ended December 31, 1998, Forms 10-Q, registration statements, definitive proxy statements, and information statements and Acquiror has Previously Disclosed to the Company a draft of its Annual Report on Form 10-K for the fiscal year ended March 31, 2000 (collectively, the "Acquiror SEC Documents"). As of their respective dates (and without giving effect to any amendments or modification filed after the date of this Agreement) each of the Acquiror SEC Documents, including the financial statements, exhibits, and schedules thereto, filed, circulated or Previously Disclosed prior to the date hereof complied (and each of the Acquiror SEC Documents filed after the date of this Agreement will comply) as to form with applicable Securities Laws and did not (or, in the case of reports, statements, or circular filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

             (2) Each of the balance sheets included in or incorporated by reference into the Acquiror SEC Documents and the audited balance sheet of MJK Holdings, Inc for the period ended March 31, 1999 Previously Disclosed to the Company, including the related notes and schedules, fairly presented (or, in the case of Acquiror SEC Documents filed after the date of this Agreement, will fairly present) the consolidated financial condition of the Acquiror and its Subsidiaries as of the date of such balance sheet and each of the statements of income, cash flows and changes in shareholders' equity and comprehensive income included in or incorporated by reference into the Acquiror SEC Documents or in the audited financial statements of MJK Holdings, Inc. for the period ended March 31, 1999 Previously Disclosed to the Company, including any related notes and schedules (collectively the foregoing financial statements and related notes and schedules are referred to as the "Acquiror Financial Statements"), fairly presented (or, in the case of Acquiror SEC Documents filed after the date of this Agreement, will fairly present) the consolidated results of operations, cash flows and shareholders' equity, as the case may be, of the Acquiror and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved (except as may be noted therein and except that such unaudited statements include no notes).

             (3) Except as disclosed in the Acquiror Financial Statements or the Acquiror SEC Documents filed prior to the date of this Agreement, none of the Acquiror or any of its Subsidiaries has any liability or obligation (contingent or otherwise) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Acquiror.

             (4) Acquiror has delivered or made available to the Company true and complete copies of the FOCUS Reports filed on Form X-17A-5 (the "Acquiror FOCUS Reports") for the quarters ended March 31, 1999, June 30, 1999, September 30, 1999, December 31, 1999 and March 31, 2000 by
        each Subsidiary of Acquiror that is a "broker" or "dealer", as such terms are defined in Sections 2(a)(4) and 2(a)(5) of the Exchange Act (collectively, the "Acquiror Broker-Dealer Subsidiaries"). Each Acquiror FOCUS Report complied (and with respect to Acquiror FOCUS Reports filed after the date hereof, will comply) at the date thereof with the rules and regulations of the SEC relating thereto and fairly presented (or will present, as the case may be) the information required to be presented therein pursuant to Rule 17a-5 under the Exchange Act.

          (h) Absence of Certain Changes. Since March 31, 2000, the business of the Acquiror and its Subsidiaries has been conducted in the ordinary and usual course, consistent with past practice, and there has not been:

             (1) any event, occurrence, development or state of circumstances or facts which has had or is reasonably likely to have a Material Adverse Effect on the Acquiror;

             (2) any amendment of any term of any outstanding security of the Acquiror or any of its Subsidiaries or to the Acquiror or any of its Subsidiaries' articles of incorporation or bylaws (or similar governing documents);

             (3) any (A) incurrence, assumption or guarantee by the Acquiror or any of its Subsidiaries of any indebtedness for borrowed money, or (B) assumption, guarantee, endorsement or otherwise by the Acquiror of any obligations of any other person, in each case, other than in the ordinary and usual course of business, consistent with past practice, and in amounts and on terms consistent with past practices;

             (4) any creation or assumption by the Acquiror or any of its Subsidiaries of any Lien on any material asset other than in the ordinary and usual course of business consistent with past practices;

             (5) prior to or on the date hereof, any making of any loan in excess of $100,000, or aggregate loans in excess of $250,000, advance or capital contributions to or investment in any person, in each case, other than in the ordinary and usual course of business consistent with past practice;

             (6) any change in any accounting policies or practices by the Acquiror or any of its Subsidiaries; or

             (7) any (A) employment, deferred compensation, severance, retirement or other similar agreement entered into with any director, officer, consultant, partner or employee of the Acquiror or any of its Subsidiaries (or any amendment to any such existing agreement), (B) grant of any severance or termination pay to any director, officer, consultant, partner or employee of the Acquiror or any of its

        Subsidiaries, or (C) change in compensation or other benefits payable to any director, officer, consultant, partner or employee of the Acquiror or any of its Subsidiaries, except, in each case, in the ordinary course of business or as required by Contract or applicable law with respect to employees of the Acquiror or any of its Subsidiaries.

          (i) Contracts.

             (1) The Acquiror has Previously Disclosed each of the following executory Contracts to which either the Acquiror or any of its Subsidiaries is a party, or by which any of them is bound or to which any of their properties is subject:

                  (A) any lease of real property;


                  (B) any partnership, joint venture or other similar agreement or arrangement, or any options or rights to acquire from any person any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities or such person, in each case, entered into other than in the ordinary course of business;


                  (C) any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

                  (D) any indenture, mortgage, promissory note, loan agreement, guarantee or other agreement or commitment, outstanding as of the date hereof, for the borrowing of money by the Acquiror or one of its Subsidiaries or the deferred purchase price of property in excess of $100,000 (in either case, whether incurred, assumed, guaranteed or secured by any asset);

                  (E) any agreement in force as of the date hereof that creates future payment obligations in excess of $100,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty upon notice of 90 days or less;

                  (F) any license, franchise or similar agreement material to the Acquiror or any of its Subsidiaries or any agreement relating to any trade name or intellectual property right that is material to the Acquiror or any of its Subsidiaries;

                  (G) any exclusive dealing agreement or any agreement that
             limits the freedom of the Acquiror or any of its Subsidiaries to compete in any line of business or with any person or in any area or that would so limit their freedom after the Effective Date;

                  (H) any compensation, employment, severance, supplemental
             retirement or other similar agreement or arrangement with any employee or former employee of, or independent contractor with respect to, the Acquiror or any of its Subsidiaries, or any other agreement with any current or former Affiliate of the Acquiror; and

                  (I) any other Contract that is a "material contract" as
             defined in Item 601(b)(10) of SEC Regulation S-K and that has not been filed prior to the date hereof as an exhibit to the Acquiror's SEC Documents.

             (2) Each Contract that has been, or is required to be, Previously Disclosed pursuant to this Section is a valid and binding agreement of the Acquiror or one or more of its Subsidiaries, as the case may be, and is in full force and effect, and the Acquiror or its Subsidiaries parties thereto are not in default or breach in any material respect under the terms of any such Contract.

          (j) Litigation. Except as disclosed in the Acquiror's SEC Documents filed before the date of this Agreement, no Litigation before any court, arbitrator, mediator, Governmental Authority or Self-Regulatory Organization that has been or would reasonably be expected to be Material to the Acquiror and its Subsidiaries taken as a whole is pending against the Acquiror or any of its Subsidiaries, and, to the best of the Acquiror's knowledge, no such Litigation has been threatened.

          (k) Compliance with Laws. The Acquiror and each of its Significant
     Subsidiaries: is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to the conduct of its businesses or to the employees conducting such businesses in all material respects, and the rules of all Self-Regulatory Organizations applicable thereto and has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities and Self-Regulatory Organizations that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted (all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and are current and, to the best of the Acquiror's knowledge, no suspension or cancellation of any of them is threatened or is reasonably likely and all such filings, applications and registrations are current).

          (l) Registration Matters.

             (1) Each of the Acquiror's Subsidiaries required to be registered as a broker-dealer or investment advisor with the SEC, the securities commission or similar authority of any state or any Self-Regulatory Organization are duly registered and such registrations are in full force and effect. Each Broker-Dealer Subsidiary is, and at the Effective Time will be, a member in good standing with all required Self-Regulatory Organizations and in compliance with all applicable rules and regulations of the Self-Regulatory Organizations.

             (2) The Acquiror has delivered or made available to the Company, true, correct and complete copies of (A) each Acquiror Broker-Dealer Subsidiary's Uniform Application for Broker-Dealer Registration on Form BD (each, "Acquiror Form BD") and (B) each Uniform Application for Investment Adviser Registration filed by the Acquiror or any Subsidiary (each, an "Acquiror Form ADV", and together with Acquiror Form BD, "Acquiror Forms"), all of the Acquiror Forms reflecting all amendments thereto filed with the NASD or the SEC, as the case may be, on or prior to the date hereof. The Acquiror Forms are in compliance with the applicable requirements of the Exchange Act or the Investment Advisers Act, as the case may be and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Acquiror has provided or made available true and complete copies of all audit reports since December 31, 1996 by the SEC or the NASD regarding the Acquiror or its Subsidiaries. Each director, officer, agent and employee of each Acquiror Broker-Dealer Subsidiary who is required to be registered as a representative, principal or agent with the securities commission of any state or with any Self Regulating Organization is duly registered as such and such registration is in full force and effect. Each registered representative and principal of each Acquiror Broker-Dealer Subsidiary has at least the minimum series license for the activities which such registered representative or principal performs for such Acquiror Broker-Dealer Subsidiary.

             (3) The net capital, as such term is defined in Rule 15c3-1 under the Exchange Act, of each Acquiror Broker-Dealer Subsidiary satisfies the minimum net capital requirements of the Exchange Act and of the laws of any jurisdiction in which the Acquiror Broker-Dealer Subsidiary conducts business, and has been sufficient to permit each Acquiror Broker-Dealer Subsidiary to operate without restriction on its ability to expand its business under NASD Conduct Rule 3130.

             (4) None of the Acquiror Broker-Dealer Subsidiaries nor any "associated person" thereof (a) is subject to a "statutory disqualification" as such terms are defined in the Exchange Act, (b) is ineligible to serve as a broker-dealer or as an associated person to a registered broker-dealer or (c) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any Acquiror Broker-Dealer Subsidiary as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act and there is no reasonable basis for, or proceeding or investigation, whether formal or informal, or whether preliminary or otherwise, that is reasonably likely to result in, any such censure, limitations, suspension or revocation.

             (5) Except as Previously Disclosed, neither the Acquiror nor its Subsidiaries is or is required to be registered as an investment company, investment adviser, commodity trading advisor, commodity pool operator, futures commission merchant, introducing broker, insurance agent, or transfer agent under any United States federal, state, local or foreign statutes, laws, rules or regulations. No Acquiror Broker-Dealer Subsidiary acts as the "sponsor" of a "broker-dealer trading program", as such terms are defined in Rule 17a-23 under the Exchange Act.

             (6) Neither the Acquiror, its Subsidiaries nor any "associated person" (as defined in the Investment Advisers Act) thereof, as applicable, is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment adviser or as an associated person to a registered investment adviser. Neither the Acquiror nor its Subsidiaries provides investment advisory, subadvisory or management services to or through (i) any issuer or other Person that is an investment company (within the meaning of the Investment Company Act),
        (ii) any issuer or other Person that would be an investment company (within the meaning of the Investment Company Act) but for the exemptions contained in Section 3(c)(1), Section 3(c)(7), the final clause of Section 3(c)(3) or the third or fourth clauses of Section 3(c)(11) of the Investment Company Act, or (iii) any issuer or other Person that is or is required to be registered under the laws of the appropriate securities regulatory authority in the jurisdiction in which the issuer is domiciled (other than the United States or the states thereof), which is or holds itself out as engaged primarily in the business of investing, reinvesting or trading in securities.

             (7) Each account to which the Acquiror provides investment management, advisory or subadvisory services that (i) is an employee benefit plan, as defined in Section 3(3) of ERISA, that is subject to Title I of ERISA; (ii) a Person acting on behalf of such a plan; or
        (iii) any entity whose underlying assets are deemed, under 29 C.F.R.
        Section 2510.3-101, to include the assets of such a plan by reason of such a plan's investment in such entity (each, an "Acquiror ERISA Client") has been managed or provided brokerage services by the Acquiror or a Subsidiary thereof, as applicable, such that the Acquiror or such Subsidiary in the exercise of such management or in the provision of such services is in compliance in all material respects with the applicable requirements of ERISA.

          (m) Employees; Labor Matters.

             (1) Each of the Acquiror and its Subsidiaries is in compliance with all currently applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including the Immigration Reform and Control Act, the Worker Adjustment and Retraining Notification Act, any such laws respecting employment discrimination, harassment, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers' compensation, employee benefits, severance payments, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters. None of the Acquiror or any of its Subsidiaries are engaged in any unfair labor practice and there is no unfair labor practice complaint pending or threatened against the Acquiror or any of its Subsidiaries before the National Labor Relations Board. There are no charges or complaints against the Acquiror or any of its Subsidiaries pending of threatened in writing alleging sexual or other harassment, or other discrimination, by the Company, any of its Subsidiaries or by any of their employees, agents or representatives.

             (2) Neither the Acquiror nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, Contract or other agreement or understanding with any labor union or organization, nor has it agreed to recognize any union or other collective bargaining unit, nor has any union or other collective bargaining unit been certified, or is seeking certification, as representing any of the employees of the Acquiror or its Subsidiaries.

          (n) Employee Benefit Plans.

             (1) The Acquiror has Previously Disclosed a complete list of each employee or director benefit plan, arrangement or agreement, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement that is sponsored, maintained or contributed to by the Acquiror or any of its Subsidiaries for the benefit of current or former employees or directors or their beneficiaries (the "Acquiror Benefit Plans").

             (2) The Acquiror has heretofore made available to the Company (A) true and complete copies of each of the Acquiror Benefit Plans (or written explanations of any unwritten Benefit Plans) as in effect on the date hereof; (B) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any; and (C) the most recent determination letter from the IRS (if applicable) for such Acquiror Benefit Plan.

             (3) With respect to each Acquiror Benefit Plan, the Acquiror and its Subsidiaries have complied, and are now in compliance, in all material respects with all provisions of ERISA, the Code and all laws and regulations applicable to such Acquiror Benefit Plans and each Acquiror Benefit Plan has been administered in all material respects in accordance with its terms. The Internal Revenue Service has issued a favorable determination letter with respect to each Acquiror Benefit Plan that is intended to be a "qualified plan" within the meaning of
        Section 401(a) of the Code and the related trust that has not been revoked, and, to the knowledge of the Acquiror, no circumstances exist and no events have occurred that could reasonably be expected to adversely affect the qualified status of any such plan or the related trust (except for changes in applicable law for which the remedial amendment period has not yet expired). No Acquiror Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

             (4) All contributions required to be made to any Acquiror Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Acquiror Financial Statements. Each Acquiror Benefit Plan, if any, that is an employee welfare benefit plan under
        Section 3(1) of ERISA is either (A) funded through an insurance company contract and is not a "welfare benefit fund" with the meaning of Section 419 of the Code or (B) unfunded.

             (5) There is no pending or, to the knowledge of the Acquiror, threatened litigation relating to the Acquiror Benefit Plans. Neither the Acquiror nor any of its Subsidiaries has engaged in a transaction with respect to any Acquiror Benefit Plan that would subject the Acquiror or any of its Subsidiaries to a Material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

             (6) No Acquiror Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, and neither the Acquiror nor any of its Subsidiaries has contributed or been obligated to contribute to a "multiemployer plan" (as defined in Section 3(37) of ERISA) or a plan that has two or more contributing, but unrelated, sponsors and that is subject to Title IV of ERISA at any time on or after December 31, 1994. No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by the Acquiror or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan," within the meaning of Section 4001 of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Acquiror under Section 4001 of ERISA or Section 414 of the Code (an "Acquiror ERISA

        Affiliate"). No notice of a "reportable event," within the meaning of
        Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived has been required to be filed for any Acquiror Benefit Plan or, to the knowledge of the Acquiror, by any Acquiror ERISA Affiliate. Neither the Acquiror nor any of its Subsidiaries or Acquiror ERISA Affiliates has provided, or is required to provide, security to any Benefit Plan or any single-employer plan of an Acquiror ERISA Affiliate.

          (o) Environmental Matters. The Acquiror and its Subsidiaries have complied at all times with applicable Environmental Laws; no property (including buildings and any other structures) currently or formerly owned or operated (or which the Acquiror or any of its Subsidiaries would be deemed to have owned or operated under any Environmental Law) by the Acquiror or any of its Subsidiaries or in which the Acquiror or any of its Subsidiaries (whether as fiduciary or otherwise) has a Lien, has been contaminated with, or has had any release of, any Hazardous Substance in such form or substance so as to create any liability for the Acquiror or its Subsidiaries; the Acquiror is not subject to liability for any Hazardous Substance disposal or contamination on any other third-party property; within the last six years, the Acquiror and its Subsidiaries have not received any notice, demand letter, claim or request for information alleging any violation of, or liability of the Acquiror under, any Environmental Law; the Acquiror and its Subsidiaries are not subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; the Acquiror and its Subsidiaries are not aware of any reasonably likely liability relating to environmental circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products or polychlorinated biphenyls) involving the Acquiror or one of its Subsidiaries, any currently or formerly owned or operated property (whether as fiduciary or otherwise), or any reasonably likely liability related to any Lien held by the Acquiror or one of its Subsidiaries; and the Acquiror has made available to the Acquiror copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to the Acquiror or one of its Subsidiaries or any currently or formerly owned or operated property or any property in which the Acquiror or one of its Subsidiaries (whether as fiduciary or otherwise) has held a Lien.

          (p) Internal Controls. The Acquiror and its Subsidiaries have devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that (1) transactions are executed in accordance with management's general or specific authorizations, (2) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principals and to maintain accountability for assets, (3) access to assets is permitted only in accordance with management's general or specific authorization, and
     (4) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

          (q) Derivatives; Etc. All exchange-traded, over-the-counter or other swaps, caps, floors, collars, option agreements, futures and forward contracts and other similar arrangements or Contracts, whether entered into for the Acquiror's own account, or for the account of one or more of the Acquiror's Subsidiaries or their customers, were entered into (1) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (2) with counter parties reasonably

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

     believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of the Acquiror or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and are in full force and effect. Neither the Acquiror nor its Subsidiaries, nor, to the best of the Acquiror's knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement. The Acquiror's SEC Documents disclose the value of such agreements and arrangements on a mark-to-market basis in accordance with generally accepted accounting principles and, since December 31, 1999, there has not been a material change in such value.

          (r) Names and Trademarks. The Acquiror and its Subsidiaries have the right to use the names, service-marks, trademarks and other intellectual property currently used by them in the conduct of their businesses; each of such names, service-marks, trademarks and other intellectual property has been Previously Disclosed; and, in the case of such names, service-marks and trademarks, in each state of the United States, such right of use is free and clear of any Liens, and no other person has the right to use such names, service-marks or trade marks in any such state.

          (s) Insurance. The Acquiror has Previously Disclosed all of the insurance policies, binders, or bonds maintained by Acquiror or its Subsidiaries ("Acquiror Insurance Policies"). The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Acquiror reasonably has determined to be prudent in accordance with industry practices. All of the Acquiror Insurance Policies are in full force and effect; the Acquiror and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

          (t) Brokers. No action has been taken by the Acquiror that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding the fees to be paid by Acquiror to R.J. Steichen & Company in amounts and on terms Previously Disclosed.

          (u) Absence of Certain Changes. Since March 31, 2000, there has not been any event, occurrence, development or state of circumstances or facts which has had or is reasonably likely to have a Material Adverse Effect on Acquiror.

          (v) Activities of Merger Sub. MergerCo does not have any Subsidiaries or material investments of any kind in any entity. MergerCo has been incorporated on behalf of the Acquiror solely for purposes of accomplishing the Merger, has not engaged in any other business activity and has conducted its operations only as contemplated hereby.

          (w) Funds. Acquiror has available and will make available to MergerCo at the Effective Time, sufficient funds to consummate the Merger and pay the Cash Consideration in accordance with the terms of this Agreement.

          (x) Validity of Acquiror Common Stock. The shares of Acquiror Common Stock to be issued to the holders of Company Common Stock as part of the Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not in violation of any preemptive rights.

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

          (y) Taxes.

             (1) The Acquiror and its Subsidiaries have filed, completely and correctly in all material respects, all Tax Returns that are required by applicable law to be filed by the Acquiror or its Subsidiaries;

             (2) All Taxes shown to be due on such Tax Returns have been paid in full;

             (3) All Taxes due with respect to completed examinations have been paid in full;

             (4) No currently effective waivers of statutes of limitations (excluding such statutes that relate to years currently under examination by the IRS) have been given by or requested with respect to any Taxes of the Acquiror or any of its Subsidiaries;

             (5) Each of the Acquiror and its Subsidiaries has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith and have not been finally determined.

          (z) Tax Treatment. As of the date hereof, Acquiror has no reason to believe that the Merger will not qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

                                   ARTICLE 5

                                   COVENANTS

     SECTION 5.1 Forebearances of the Company. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of the Acquiror, the Company will not, and will cause each of its Subsidiaries not to:

          (a) Ordinary Course. Conduct the business of the Company or any of its Subsidiaries other than in the ordinary and usual course, or, to the extent consistent therewith, fail to use reasonable best efforts to preserve intact any of their business organizations and assets and maintain their rights, franchises and existing relations with clients, customers, correspondents, independent contractors, suppliers, employees and business associates; or engage in any new lines of business.

          (b) Capital Stock. Other than pursuant to the exercise of Previously Disclosed Rights outstanding on the date hereof, (1) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Company Stock or any Rights, (2) enter into any Contract with respect to the foregoing or (3) permit any additional shares of Company Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights.

          (c) Dividends, Etc. (1) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of its capital stock, other than dividends from wholly owned Subsidiaries to the Company (in each case having record and payment dates consistent with past practice) or (2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or
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

     otherwise acquire, any shares of its capital stock, other than as required by the Company Stock Plans upon exercise of Previously Disclosed Rights outstanding on the date hereof.

          (d) Compensation; Employment Agreements; Etc. Enter into, amend, modify or renew any Contract regarding employment, consulting, severance or similar arrangements with any directors, officers, employees of, or independent contractors with respect to, the Company or its Subsidiaries, or grant any salary, wage or other increase in compensation or increase in any employee benefit (including incentive or bonus payments), except (1) for changes that are required by applicable law, (2) to satisfy Previously Disclosed Contracts existing on the date hereof, or (3) for employment arrangements for, or grants of awards to, newly hired non-officer employees in the ordinary course of business consistent with past practice or (4) for normal individual increases in compensation to non-officer employees in the ordinary and usual course of business consistent with past practice.

          (e) Benefit Plans. Enter into, establish, adopt, amend or modify any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare Contract, plan, program or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any directors, officers, employees of, or independent contractors with respect to, the Company or its Subsidiaries, including taking any action that accelerates the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder, except, in each such case, as may be required by applicable law or expressly required by the terms of Contracts Previously Disclosed as such Contracts are in effect as of the date hereof.

          (f) Dispositions. Except for sales of securities or other investments or assets in the ordinary course of business consistent with past practice, sell, transfer, mortgage, lease, encumber or otherwise dispose of or discontinue any material portion of its assets, business or properties.

          (g) Acquisitions. Except for the purchase of securities or other investments or assets in the ordinary course of business consistent with past practice, acquire a material portion of the assets of any other person.

          (h) Governing Documents. Amend the Company Articles, the Company Bylaws or the articles of incorporation or bylaws (or similar governing documents) of any of the Company's Subsidiaries.

          (i) Accounting Methods. Implement or adopt any change in accounting principles, practices or methods, other than as may be required by generally accepted accounting principles.

          (j) Contracts. Except in the ordinary course of business consistent with past practice, enter into, renew or terminate any material Contract or amend or modify in any material respect, or waive any material right under, any of its existing material Contracts.

          (k) Claims. Settle any claim, action or proceeding, except for any claim, action or proceeding involving solely money damages in an amount, individually and in the aggregate for all such settlements, not more than $250,000 and which could not

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

     reasonably be expected to establish an adverse precedent or basis for subsequent settlements.

          (l) Capital Expenditures. Authorize or make any capital expenditures, other than (1) annual budgeted amounts Previously Disclosed, or (2) in the ordinary and usual course of business consistent with past practice in amounts not exceeding $250,000 in the aggregate.

          (m) Risk Management. Except as required by applicable law or regulation, (1) implement or adopt any change in the risk management policies, procedures or practices of the Company, which, individually or in the aggregate with all such other changes, would be Material, or (2) materially restructure or change its investment securities portfolio, if any, or the manner in which such portfolio is classified or reported.

          (n) Tax Matters. Make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender or compromise any right to claim a Tax refund or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, other than any of the foregoing actions that are (i) not, alone or in the aggregate, Material and (ii) taken in the ordinary and usual course of business, consistent with past practice.

          (o) Indebtedness. (i) Other than in the ordinary course of business consistent with past practice, (A) incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance existing short-term indebtedness, and indebtedness of the Company or any of its Subsidiaries to the Company or any of its Subsidiaries, and indebtedness under existing lines of credit), (B) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, (C) make any loan or advance other than forgivable loans to employees in connection with the hiring of such employees consistent with past practice, or (ii) other than with respect to customary concessions regarding margin indebtedness of brokerage clients in the ordinary course of business consistent with past practice, and with respect to the regularly scheduled forgiveness of loans made to employees prior to the date hereof in connection with the hiring of such employees when and as required by the express provisions of Previously Disclosed Contracts in full force and effect between such employees and the Company or any of its Subsidiaries, forgive or extinguish any indebtedness to the Company or any of its Subsidiaries for borrowed money or otherwise waive any rights under any instrument or arrangement pursuant to which such indebtedness was incurred.

          (p) Commitments. Agree or commit to do, or adopt any resolutions of its board of directors in support of, anything that would be precluded by clauses (a) through (o).

     SECTION 5.2 Forbearances of the Acquiror and MergerCo. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of the Company, each of the Acquiror and MergerCo will not take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the

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

Merger set forth in Article 6 not being satisfied, or (C) a material breach of any provision of this Agreement.

     SECTION 5.3 No Solicitation. (a) From the date of this Agreement until the Effective Time or the termination of this Agreement pursuant to its terms, the Company agrees that it will not and will not permit any of its subsidiaries, or any of its or their officers, directors, employees, representatives, agents, or affiliates, including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries (collectively, "Representatives") to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate (including by way of furnishing information), any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to an Acquisition Proposal (as defined below), or
(ii) enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain an Acquisition Proposal, or (iii) agree to, approve, recommend, or endorse any Acquisition Proposal, or authorize or permit any of its or their subsidiaries or Representatives to take any such action and, except to the extent prohibited by contracts existing at the date of this Agreement, the Company shall promptly notify Acquiror of any such inquiries and proposals received by the Company or any of its subsidiaries or Representatives, relating to any of such matters; provided, however, that nothing contained in this Agreement shall prohibit the Board from (A) furnishing nonpublic information to, or engaging in discussions or negotiations with, any person in response to an unsolicited bona fide written Acquisition Proposal; or
(B) recommending such an unsolicited bona fide written Acquisition Proposal to the shareholders of the Company, if and only to the extent that (a) the Board concludes in good faith (after consultation with its financial advisors) that such Acquisition Proposal would constitute a Superior Proposal (as hereinafter defined), and (b) prior to furnishing such information to, or entering into discussions or negotiations with, such person the Company provides prompt written notice to Acquiror to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person (which notice shall identify the nature and material terms of the proposal), and (c) prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, the Board receives from such person an executed confidentiality agreement no less restrictive than the confidentiality agreement previously entered into between the Company and Acquiror in connection with their consideration of the Merger.

     (b) For purposes of this Agreement, "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by this Agreement) including the Company or its subsidiaries: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution, or other similar transaction involving, or, any sale, lease, exchange, mortgage, pledge, transfer or other disposition of, all or any significant portion of the assets or 20% or more of the equity securities of, the Company or any of its subsidiaries, in a single transactions or series of related transactions which would reasonably be expected to interfere with the completion of the Merger; or
(ii) any tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith.

     (c) For purposes of this Agreement, "Superior Proposal" means a bona fide Acquisition Proposal made by a third person that the Board determines in its good faith judgment to be more favorable to the Company's shareholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board (based on the written advice of the Company's independent financial advisor) is reasonably capable of being obtained by such third person.

     (d) Nothing contained in this Section 5.3 shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act or from making any disclosure to the Company's shareholders which, in the good faith judgment of the Board based on the advice of outside counsel, is required under applicable law.

     SECTION 5.4 Shareholders' Meeting. The Company, acting through the Board, will as promptly as practicable following the date of this Agreement and in consultation with Acquiror and MergerCo:

          (i) duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving and adopting this Agreement and the transactions contemplated hereby (the "Shareholders Meeting"), and

          (ii) (A) include in the Prospectus/Proxy Statement (as defined in Section 5.5) the recommendation of the Board that the shareholders of the Company vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, as well as the written opinion of U.
     S. Bancorp Piper Jaffray, the Board's financial advisor, that, as of the date of such opinion, the consideration to be received by the shareholders of the Company pursuant to the Merger is fair to such shareholders from a financial point of view and (B) use its reasonable best efforts to obtain the necessary approval and adoption of this Agreement and the transactions contemplated hereby by its shareholders, provided however, that the Board may fail to make or may withdraw or modify such recommendation or fail to seek such approval if the Board has determined in good faith after consultation with outside counsel that failure to so act would result in a breach by the Board of its fiduciary duties to the Company's shareholders under applicable law.

     SECTION 5.5 Registration Statement. (a) For the purpose of (i) of holding the Shareholders' Meeting to approve the Merger and this Agreement, and (ii) of registering with the SEC and with applicable state securities authorities the Acquiror Common Stock to be issued as contemplated by this Agreement, the parties hereto shall cooperate in the preparation of an appropriate registration statement (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the "Registration Statement"), which shall include a prospectus/proxy statement satisfying all applicable requirements of the Securities Act, the Exchange Act, applicable state securities laws and the rules and regulations thereunder (such prospectus/proxy statement, together with any and all amendments or supplements thereto, being herein referred to as the "Prospectus/Proxy Statement").

     (b) Acquiror shall furnish such information concerning Acquiror and its Subsidiaries as is necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to Acquiror, the Acquiror Subsidiaries and Acquiror securities, to be prepared in accordance with Section 5.4(b). Acquiror agrees promptly to advise the Company if at any time prior to the Shareholders' Meeting any information provided by Acquiror in the Prospectus/ Proxy Statement becomes incorrect or incomplete in any material respect, and to share with the Company the information needed to correct such inaccuracy or omission.

     (c) The Company shall furnish Acquiror with such information concerning the Company and its Subsidiaries as is necessary in order to cause the Prospectus/Proxy

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

Statement, insofar as it relates to the Company, the Company Subsidiaries and the Company securities, to be prepared in accordance with Section 5.4(b). The Company agrees promptly to advise Acquiror if at any time during which the Prospectus/Proxy Statement is required to be delivered any information provided by the Company in the Prospectus/Proxy Statement becomes incorrect or incomplete in any material respect and to provide Acquiror with the information needed to correct such inaccuracy or omission.

     (d) Acquiror shall use reasonable efforts to cause the Registration Statement to become effective under the Securities Act and applicable state securities laws at the earliest practicable date. Acquiror agrees to provide the Company with reasonable opportunity to review and comment on the Registration Statement and any amendment thereto before filing with the SEC or any other governmental entity and agrees not to make such filing if the Company reasonably objects to the completeness or accuracy of any information contained therein. Acquiror shall advise the Company promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and Acquiror shall furnish the Company with copies of all such documents. Prior to the Effective Date or the termination of this Agreement, each party shall consult with the other with respect to any material (other than the Prospectus/Proxy Statement) that might constitute a "prospectus" relating to the Merger within the meaning of the Securities Act.

     (e) The Company shall use its reasonable best efforts to cause to be delivered to Acquiror a letter and consent relating to the financial statements of the Company included in the Registration Statement from KPMG LLP, the Company's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Acquiror, in form and substance reasonably satisfactory to Acquiror and customary in scope and substance for letters and consents delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     (f) Acquiror shall use its reasonable best efforts to cause to be delivered to the Company a letter and consent relating to the financial statements of Acquiror included in the Registration Statement from Ernst & Young LLP, Acquiror's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters and consents delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     (g) Acquiror agrees to use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement.

     SECTION 5.6 Stock Listing. Acquiror shall use its reasonable best efforts to list on the NASDAQ/NMS the shares of Acquiror Common Stock to be issued in connection with the Merger on the Effective Date.

     SECTION 5.7 Clearing Agreement. The Company and Acquiror will cooperate with each other to transfer all clearing functions of the Company to an Acquiror Broker-Dealer Subsidiary as soon as reasonably practicable after the Effective Time, including by giving appropriate prospective notice of such transfer conditional on the consummation of the Merger to NationsBanc Montgomery Securities, LLC at least 90 days prior to the

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

anticipated Closing Date and to the Company's Clients at least 15 days prior to the anticipated Closing Date.

     SECTION 5.8 Access; Information. (a) The Company and its Subsidiaries, on one hand, and Acquiror and its Subsidiaries on the other, shall upon reasonable notice and subject to applicable laws relating to the exchange of information, afford the other party and its officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as the other party may reasonably request and, during such period, it shall furnish promptly to such other party (1) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities laws, and (2) all other information concerning the business, properties and personnel of it as the other may reasonably request.

     (b) The Acquiror and the Company agree that any information obtained pursuant to this Section 5.8 will be subject to the terms of the letter agreements, dated January 14, 2000 and May 12, 2000 between the Acquiror and the Company (collectively the "Confidentiality Agreement"). No investigation by any party of the business and affairs of another party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement or the conditions to consummation contained in Article 6.

     SECTION 5.9 Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each of the Company and the Acquiror agrees to use its reasonable best efforts in good faith to take, or cause to be taken (including causing any of its Subsidiaries to take), all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as reasonably practicable and otherwise to enable consummation of the transactions contemplated hereby, and shall cooperate fully with the other party hereto to that end.

     (b) Without limiting the generality of Section 5.9(a), the Company agrees to use its reasonable best efforts to obtain the consent or approval of all persons party to a Contract with the Company, to the extent the failure to obtain such consent is reasonably likely to have a Material Adverse Effect on the Company giving effect to the Merger, or is required in order to consummate the Merger.

     SECTION 5.10 Regulatory Applications. (a) The Acquiror and the Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable. Each of the Acquiror and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other (subject in each case to applicable laws relating to the exchange of information) with respect to, all material written information submitted to any third party or Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Acquiror and the Company agrees to act reasonably and as promptly as practicable. Each of the Acquiror and the Company agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents,

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approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

     (b) Each of the Acquiror and the Company agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

     SECTION 5.11 Certain Employee Benefits. In the event that Acquiror discontinues any Company Benefit Plans for the benefit of Continuing Employees and replaces them with new benefit plans, programs or arrangements or Acquiror Benefit Plans, Acquiror shall, or shall cause its Subsidiaries to, cause each such plan, program or arrangement to treat such Continuing Employee in the same manner as similarly situated employees of the Acquiror and treat the prior service with the Company of each Covered Employee (to the same extent such service is recognized under any analogous plans, programs or arrangements of the Company immediately prior to the Effective Time to the extent such a plan, program or arrangement is in effect immediately prior to the Effective Time) as service rendered to the Acquiror or its Subsidiaries, as the case may be, solely for purposes of eligibility to participate and for vesting thereunder (but not for purposes of benefit accruals). The Acquiror and its Subsidiaries will cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under the new plan or Acquiror Benefit Plans) and eligibility waiting periods, under any health plans maintained or adopted by the Acquiror or its Subsidiaries in which Covered Employees are eligible to participate after the Effective Time, to be waived with respect to
(a) Covered Employees who, immediately prior to the Effective Time, participated in a Company-sponsored health plan and (b) their eligible dependents. The Acquiror and its Subsidiaries will recognize, for purposes of any annual deductible and out-of-pocket limits under its existing or any new health plans, deductible and out-of-pocket expenses paid by Covered Employees and their dependents during the calendar year in which the Effective Time occurs under the health plans of the Company and its Subsidiaries. The Acquiror and its Subsidiaries shall honor, pursuant to the terms of the Previously Disclosed Company Benefit Plans, and to the extent consistent with applicable law, all accrued employee benefit obligations to current and former employees of the Company under such plans. Nothing in this Section 5.11 shall prevent Acquiror from amending or terminating any Company Benefit Plans or benefit plans of the Acquiror (or its Subsidiaries) or any other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable law; providing, however, that the arrangements identified in Section 5.11 of the Company Disclosure Schedule shall be administered as described therein. The Acquiror acknowledges that the consummation of the Merger (or, if otherwise provided under the applicable Company Benefit Plan, the approval of the Merger by the Company's shareholders) shall constitute a "Change of Control" or "Change in Control" or "Change of Control not initiated by the Company" for purposes of each Company Benefit Plan for which the concept is relevant.

     SECTION 5.12 Indemnification. With respect to the indemnification of directors and officers, Acquiror agrees as follows:

          (a) Acquiror shall ensure that all rights to indemnification and all limitations of liability existing in favor of any person who is now, or has been at any time prior to

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

     the date hereof, or who becomes prior to the Effective Time of the Merger, a director or officer of Company or any Company Subsidiary (an "Indemnified Party" and, collectively, the "Indemnified Parties"), under applicable law, in the Company Articles or Bylaws or similar governing documents of any Company Subsidiary, as applicable in the particular case and as in effect on the Effective Date, shall, with respect to claims arising from (A) facts or events that occurred before the Effective Time of the Merger or (B) this Agreement or any of the transactions contemplated by this Agreement, whether in any case asserted or arising before or after the Effective Time of the Merger, survive the Merger and shall continue in full force and effect. Nothing contained in this Section 5.12(a) shall be deemed to preclude the liquidation, consolidation, or merger of Company or any Company Subsidiary, in which case all of such rights to indemnification and limitations on liability shall be deemed to survive and continue as contractual rights notwithstanding any such liquidation or consolidation or merger; provided, however, that in the event of liquidation or sale of substantially all of the assets of Company or a Company Subsidiary, the Acquiror shall guarantee, the indemnification obligations of Company or such Company Subsidiary to the extent of indemnification obligations of Company and the Company Subsidiaries described above.

          (b) Any Indemnified Party wishing to claim indemnification under this Section, upon learning of such claim, action, suit, proceeding, or investigation, shall promptly notify the Acquiror thereof, but the failure to so notify shall not relieve the Acquiror of any liability it may have to such Indemnified Party unless such failure has actually prejudiced the Acquiror. In the event of any such claim, action, suit, proceeding, or investigation (whether arising before or after the Effective Time) (i) if the Acquiror agrees that the claim, action, suit, proceeding or investigation is fully indemnifiable and that the Acquiror will pay any liability resulting from such claim, action, suit, proceeding or investigation, the Acquiror shall have the right to assume the defense thereof and shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if the Acquiror elects not to assume such defense or counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Acquiror and the Indemnified Party, the Indemnified Party may retain counsel satisfactory to them, and the Acquiror shall pay the reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that Acquiror shall be obligated pursuant to this subparagraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, and (ii) such Indemnified Party shall cooperate fully in the defense of any such matter.

          (c) For a period of six years from the Effective Time, the Acquiror shall use its reasonable best efforts to provide that portion of director's and officer's liability insurance that serves to reimburse the present and former officers and directors of the Company or any of its Subsidiaries with respect to claims against such directors and officers arising from fact or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company; provided, however, that in no event shall the Acquiror be required to expend per annum more than 200 percent of the current amount expended by the Company (such limit on the premiums required to be expended by the Acquiror, the

     "Insurance Amount") to maintain or procure such directors and officers insurance coverage for a comparable six-year period; provided, further, that if the Acquiror is unable to maintain or obtain the insurance called for by this Section 5.12(c), the Acquiror shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of the Company or any subsidiary may be required to make application and provide customary representations and warranties to the Acquiror's insurance carrier for the purpose of obtaining such insurance.

          (d) If the Acquiror or any of its successors shall consolidate with, or merge into, any other entity and shall not be the continuing or surviving entity of such consolidation or merger, or shall transfer all of its assets to any other entity, then, and in each case, proper provision shall be made so that the successor and assigns of the Acquiror shall assume the obligations set forth in this Section 5.12.

          (e) The provisions of this Section 5.12 are intended to be for the benefit of, and enforceable in accordance with their terms by, Indemnified Parties.

     SECTION 5.13 Notification of Certain Matters. (a) Each of the Company and the Acquiror shall give prompt notice to the other of any fact, event or circumstance known to it that is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a material breach of any of its representations, warranties, covenants or agreements contained herein.

     (b) The Company and each of its Subsidiaries shall promptly notify the Acquiror, and the Acquiror shall promptly notify the Company, of any written notice (or any other communication of which the Company and each of its Subsidiaries, on the one hand, or the Acquiror, on the other hand, becomes aware) from any person alleging that the consent of such person is or may be required as a condition to the Merger or any notice or other communication from any Governmental Authority or Self-Regulatory Organization in connection with the transactions contemplated by this Agreement.

     SECTION 5.14 Affiliate Agreements. (a) Not later than the 15th day prior to the mailing of the Prospectus/Proxy Statement, the Company shall deliver to the Acquiror a schedule of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the Shareholder's Meeting, deemed to be an "affiliate" of the Company (each, a "Company Affiliate") as that term is used in Rule 145 under the Securities Act.

     (b) The Company shall use its reasonable best efforts to cause each person who may be deemed to be a Company Affiliate to execute and deliver to the Acquiror, on or before the date of mailing of the Prospectus/Proxy Statement, an agreement in substantially the form attached hereto as Annex A.

     SECTION 5.15 Retention Program. At the Effective Time, the Company, in cooperation with the Acquiror, will have established a retention program on terms described in Schedule 5.15 to be used to retain certain employees of the Company, and Acquiror, the Company and the Surviving Corporation, as applicable, shall take all actions necessary to implement the provisions of such Schedule 5.15.

     SECTION 5.16 Press Releases. Each of the Company and the Acquiror agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation or the rules of any applicable Self-Regulatory Organization.

     SECTION 5.17 Section 16 Matters. Prior to the Effective Time, the Acquiror and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Acquiror Common Stock resulting from the transactions contemplated by Article 3 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

                                   ARTICLE 6

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     SECTION 6.1 Conditions to Obligations of Each Party. The respective obligations of each of the parties hereto to consummate the Merger shall be subject to the fulfillment or written waiver by the Acquiror and the Company prior to the Effective Time of the following conditions:

          (a) No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued since the date of this Agreement by any U. S. federal or state court of competent jurisdiction and shall remain in effect; and no U. S. federal or state law, statute, rule, regulation or decree that makes consummation of the Merger illegal shall have been enacted or adopted since the date of this Agreement and shall remain in effect.

          (b) Registration Statement. The Registration Statement shall have been declared effective in accordance with the provisions of the Securities Act; and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceeding shall have been initiated or threatened in writing by the SEC for the purpose of seeking or obtaining such a stop order.

          (c) Listing. The Acquiror Common Stock to be issued to holders of Company Common Stock as a result of the Merger shall have been approved for listing on the NASDAQ/NMS.

          (d) Governmental and Regulatory Consents. All approvals and authorizations of, filings and registrations with, and notifications to, all Governmental Authorities and Self-Regulatory Organizations required for the consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired.

          (e) Shareholder Approval. This Agreement and the Merger shall have been duly approved by the requisite vote of the holders of outstanding shares of Company Common Stock entitled to vote thereon in accordance with the MBCA, other applicable law and the Company Articles and Company Bylaws.

          (f) Tax Opinion. The Company and the Acquiror shall have received an opinion (the "Tax Opinion") of KPMG LLP, the Company's independent auditors, dated the Effective Date, substantially to the effect that, based upon the facts and assumptions stated therein for United States federal income tax purposes, the merger should qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

          (g) No Governmental Litigation. There shall not be pending before any
     U. S. federal or state court of competent jurisdiction any suit, action or proceeding commenced by any U. S. federal or state Governmental Authority against Acquiror or the Company (and no U. S. federal or state Governmental Authority shall have overtly threatened to commence any action, suit or proceeding against Acquiror or the Company before any U. S. federal or state court of competent jurisdiction): (i) challenging or seeking to restrain or prohibit the consummation of the Merger; (ii) relating to the Merger and seeking to obtain from Acquiror or the Company or any of their Subsidiaries any damages that would be material to Acquiror or the Company;
     (iii) seeking to prohibit or limit in any material respect Acquiror's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or
     (iv) which would materially and adversely affect the right of the Surviving Corporation to own the assets or operate the business of the Company.

          (h) No Other Litigation. There shall not be pending before any U. S. federal or state court of competent jurisdiction any suit, action or proceeding commenced by any person against Acquiror in which there is a reasonable likelihood of a judgment against Acquiror or the Company providing for an award of damages or other relief that would have a Material Adverse Effect on Acquiror or the Company; (i) challenging or seeking to prohibit or limit in any material respect Acquiror's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (iii) which would affect adversely the right of the Surviving Corporation to own the assets or operate the business of the Company.

     SECTION 6.2 Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver by the Company prior to the Effective Time of each of the following conditions:

          (a) Representations and Warranties. Subject to the standard set forth in Section 4.2, the representations and warranties of the Acquiror and Merger Sub set forth in this Agreement shall be true and correct as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date), and the Company shall have received a certificate, dated the Effective Date, signed on behalf of the Acquiror by a senior executive officer to such effect.

          (b) Performance of Obligations of the Acquiror. The Acquiror shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate, dated the Effective Date, signed on behalf of the Acquiror by a senior executive officer to such effect.

     SECTION 6.3 Conditions to Obligation of the Acquiror and Merger Sub. The obligation of the Acquiror and Merger Sub to consummate the Merger is also subject to the fulfillment or written waiver by the Acquiror prior to the Effective Time of each of the following conditions:

          (a) Representations and Warranties. Subject to the standard set forth in Section 4.2 (except with respect to Section 4.3(e), which shall be true and correct in all material respects), the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date) and the Acquiror shall have received a certificate, dated the Effective Date, signed on behalf of the Company by a senior executive officer to such effect.

          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Acquiror shall have received, prior to the Effective Time, a certificate, dated the Effective Date, signed on behalf of the Company by a senior executive officer to such effect.

          (c) Third Party Consents. All consents or approvals of all persons, other than Governmental Authorities, required for or in connection with the execution, delivery and performance of this Agreement and the consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company or the Surviving Corporation.

                                   ARTICLE 7

                                  TERMINATION

     SECTION 7.1 Termination. This Agreement may be terminated, and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval thereof by shareholders of the Company:

          (a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of the Acquiror and the Company.

          (b) Breach. At any time prior to the Effective Time, by the Acquiror or the Company in the event of either: (1) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 4.2), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, or (2) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach and which breach is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the breaching party or the Surviving Corporation.

          (c) Delay. At any time prior to the Effective Time, by the Acquiror or the Company in the event that the Merger is not consummated by December 31, 2000, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 7.1(c).

          (d) No Approval. By the Company or the Acquiror in the event (1) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority, or such Governmental Authority shall have requested the permanent withdrawal of any application therefor, or (2) the shareholder approval required by Section 6.1(h) herein is not obtained at the Shareholder Meeting or at any adjournment or postponement thereof.

          (e) Failure to Recommend, Etc. By Acquiror if the Board shall have withdrawn, or modified or amended in a manner adverse to Acquiror, its approval or recommendation of this Agreement and the Merger or its recommendation that shareholders of the Company adopt and approve this Agreement and the Merger or approved, recommended or endorsed any proposal for a transaction other than the Merger (including a tender or exchange offer for Shares).

          (f) Alternative Transaction. By the Company, if (i) the Board authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement to enter into a transaction that constitutes a Superior Proposal and the Company notifies Acquiror in writing that it intends to enter into such an agreement, attaching a description of the material terms and conditions thereof, (ii) Acquiror does not make, within five business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board determines in good faith by a majority vote after consultations with its financial advisors, is at least as favorable to the shareholders of the Company as the Superior Proposal, it being understood that the Company shall not enter into any such binding agreement during such five day period and (iii) the Company prior to such termination pursuant to this clause (f) pays to Acquiror in immediately available funds the fees required to be paid pursuant to Section 7.2. The Company agrees to notify Acquiror promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification; and

     SECTION 7.2 Fees and Expenses. If (i) this Agreement is terminated by the Company pursuant to Section 7.1(f) to accept a Superior Proposal; or (ii)(A) this Agreement is terminated by Acquiror pursuant to Section 7.1(e), and (B) within 12 months of any such termination of this Agreement, the Company shall enter into a letter of intent or definitive agreement with respect to such Acquisition Proposal or such Acquisition Proposal shall have been consummated; or (iii)(A) this Agreement is terminated by the Company or Acquiror pursuant to
Section 7.1(d)(2), (B) at any time after the date of this Agreement and at or before the Shareholder Meeting an Acquisition Proposal shall have been publicly announced or communicated to the Board, and (C) within 12 months of any such termination of this Agreement, the Company shall enter into a letter of intent or definitive agreement with respect to such Acquisition Proposal or such Acquisition Proposal shall have been consummated; then the Company shall pay Acquiror a fee in the amount of $1,000,000 (the "Termination Fee"). The Termination Fee payable pursuant to clause (i) above shall be paid by the Company prior to the termination of this Agreement by the Company. The Termination Fee payable pursuant to clauses (ii)-(iii) above shall be paid at or before the consummation of such

Acquisition Proposal or within one business day following the effective date of such letter of intent or definitive agreement, whichever is earlier.

     SECTION 7.3 Acquiror Deposit. (a) Upon execution of this Agreement, Acquiror deposited in escrow $1,000,000 to be delivered at Closing to the Exchange Agent as part of the Cash Consideration (the "Escrow Deposit"). In the event that this Agreement is terminated, the Escrow Deposit will be disbursed as follows:

          (i) The Escrow Deposit (plus all interest accrued thereon) shall be distributed to Acquiror upon written notice by Acquiror to the Exchange Agent if this Agreement is terminated (A) pursuant to Section 7.1(a) and such mutual termination provides for a return to Acquiror of the Escrow Deposit, (B) pursuant to Section 7.1(d), (e) or (f), or (C) by Acquiror pursuant to Section 7.1(b) or (c).

          (ii) The Escrow Deposit (plus all interest accrued thereon) shall be distributed to the Company upon written notice by the Company to the Exchange Agent if this Agreement is terminated (A) pursuant to Section 7.1(a) and such mutual termination provides for a disposition to the Company of the Escrow Deposit, (B) by the Company pursuant to Section 7.1(b), or (C) by the Company pursuant to Section 7.1(c) and the failure to consummate the Merger results from the knowing action or inaction of Acquiror or MergerSub.

     (b) Such payment shall not limit any remedy available to the Company for breach of the Agreement by Acquiror. Acquiror shall pay the cost of the escrow and shall be entitled to any income thereon. The escrow shall be governed by an escrow agreement substantially in the form of Annex B hereto.

     SECTION 7.4 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this
Article 7, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (1) as set forth in Sections 7.3,
8.1 and 8.5 and (2) that termination will not relieve a breaching party from liability for any willful breach of this Agreement.

                                   ARTICLE 8

                                 MISCELLANEOUS

     SECTION 8.1 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time or termination of this Agreement if this Agreement is terminated prior to the Effective Time; provided, however, that (a) to the extent the agreements of the parties contained herein by their terms apply after the Effective Time, such agreements shall survive the Effective Time, and (b) if this Agreement is terminated prior to the Effective Time, the agreements of the parties contained in Sections 5.8(b), 7.2, 7.3 and in this Article 8 shall survive such termination.

     SECTION 8.2 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (1) waived by the party benefited by the provision, or
(2) amended or modified at any time, by an agreement in writing between the parties hereto approved or authorized by their respective Boards of Directors and executed in the same manner as this Agreement, except that, after approval of the Merger by the shareholders of the Company, no amendment may be made which under applicable law requires further approval of such shareholders without obtaining such required further approval.

     SECTION 8.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

     SECTION 8.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     SECTION 8.5 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except the printing and mailing expenses, the SEC registration fees and the cost of the Tax Opinion shall be shared equally between the Company and Acquiror.

     SECTION 8.6 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given (1) on the date of delivery, if personally delivered or telecopied (with confirmation), (2) on the first business day following the date of dispatch, if delivered by a recognized next-day courier service, or (3) on the third business day following the date of mailing, if mailed by registered or certified mail (return receipt requested), in each case to such party at its address or telecopy number set forth below or such other address or numbers as such party may specify by notice to the parties hereto.

     If to the Acquiror or MergerCo, to:
        Stockwalk.com Group, Inc.
        5500 Wayzata Boulevard
        Suite 800
        Minneapolis, Minnesota 55416
        Facsimile: (763) 542-3591
        Telephone: (763) 542-6000
        Attention: President

     With a copy to:
        Maun & Simon, PLC
        2000 Midwest Plaza Building West
        801 Nicollet Mall
        Minneapolis, Minnesota 55402
        Facsimile: (612) 904-7424
        Telephone: (612) 904-7400
        Attention: Albert A. Woodward

     If to the Company, to:
        Kinnard Investments, Inc.
        920 Second Avenue South
        Minneapolis, Minnesota 55402
        Facsimile: (612) 370-2803
        Telephone: (612) 370-2700
        Attention: President

     With a copy to:
        Kaplan, Strangis & Kaplan, P.A.
        5500 Norwest Center
        90 South Seventh Street
        Minneapolis, Minnesota 55402
        Facsimile: (612) 375-1143
        Telephone: (612) 375-1138
        Attention: James C. Melville

     SECTION 8.7 Entire Understanding, No Third Party Beneficiaries. This Agreement (together with the Disclosure Schedules) and the Confidentiality Agreement represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and supersede any and all other oral or written agreements heretofore made. Except for Section 5.11, insofar as such Section expressly provides certain rights to the persons named therein, nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     SECTION 8.8 Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the day and year first above written.

                                       KINNARD INVESTMENTS, INC.

                                       By:       /s/ WILLIAM F. FARLEY
                                          --------------------------------------
                                           Name: William F. Farley
                                           Its:Chairman and Chief Executive
                                               Officer

                                       STOCKWALK.COM GROUP, INC.

                                       By:        /s/ ELDON C. MILLER
                                          --------------------------------------
                                           Name: Eldon C. Miller
                                           Its:Chairman and Chief Executive
                                               Officer

                                       SW ACQUISITION, INC.

                                       By:        /s/ ELDON C. MILLER
                                          --------------------------------------
                                           Name: Eldon C. Miller
                                           Its:Chairman and Chief Executive
                                               Officer

                (Signature Page to Agreement and Plan of Merger)

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

                                                                         ANNEX B

                     OPINION OF U.S. BANCORP PIPER JAFFRAY


July 24, 2000


The Board of Directors
Kinnard Investments, Inc.
920 2nd Avenue South
Minneapolis, MN 55402

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Kinnard Investments, Inc. (the "Company"), other than Stockwalk.com Group, Inc. (the "Acquiror") and its affiliates, of the consideration to be received by such holders pursuant to the Agreement and Plan of Merger (the "Agreement") by and between the Company, the Acquiror and SW Acquisition, Inc. (the "Merger Co"). The Agreement provides for the merger of the Company into the Merger Co (the "Merger"), pursuant to which each share of common stock of the Company will be converted into the right to receive one-half share of common stock of the Acquiror, subject to adjustment as provided in the Agreement, and cash in an amount equal to $6.00. The terms and conditions of the Merger are more fully set forth in the Agreement.

     U.S. Bancorp Piper Jaffray Inc. ("U.S. Bancorp Piper Jaffray"), as a customary part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements, and valuations for estate, corporate and other purposes. We have been engaged to act as financial advisor to the Special Committee of the Board of Directors of the Company. The Company will pay us a fee for our services as financial advisor, a portion of which is contingent upon the consummation of the Transaction. The Company has also agreed to indemnify us against certain liabilities in connection with our services. In the ordinary course of business, we make a market in the common stock of the Company.


     In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary or appropriate under the circumstances. Among other things, we have reviewed (i) the Agreement dated June 5, 2000 and certain other documents related to the Merger; (ii) certain publicly available financial statements and other information concerning the Company and the Acquiror; (iii) certain internal financial statements and other financial and operating data concerning the Company and the Acquiror, supplied to us by the management of each company; and (iv) certain financial projections prepared by the managements of the Company and the Acquiror. We have visited the corporate offices of the Company and the Acquiror and we have conducted discussions with certain members of management of the Company and the Acquiror. In addition, we have compared certain financial and other data of the Company and the Acquiror with certain financial and other data of companies we deemed comparable to the Company and the Acquiror, reviewed prices paid in certain other business combinations, performed a discounted dividend analysis of the Company based on projections furnished by management of the Company and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In conducting our review and in rendering our opinion, we have, with your consent relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us by the Company and the Acquiror or otherwise made available to us and have not assumed responsibility to independently verify such information. We have further relied upon the assurances of the Company's and the Acquiror's managements that the information provided to us has been prepared on a reasonable basis and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have also assumed that there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company or the Acquiror since the date of the last financial statements made available to us. Without limiting the generality of the foregoing, we have assumed that neither the Company nor the Acquiror is party to any material pending transaction that has not been disclosed to us, including external financing, recapitalizations, acquisitions or merger discussions, other than the Merger. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us, without modification of material terms or conditions.

     In arriving at our opinion, we have not performed nor been furnished with any appraisals or valuations of the specific assets or liabilities of the Company or the Acquiror. We express no opinion regarding the liquidation value of the Company or the Acquiror. We have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which either the Company, the Acquiror or their affiliates is a party or may be subject and, at the Company's direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Our analyses performed in connection with this opinion were going concern analyses of an entity. We were not requested to opine, and no opinion is hereby rendered, as to whether any analysis of an entity, other than as a going concern, is appropriate in the circumstance and, accordingly, we have performed no such analyses.


     Our opinion is necessarily based upon information available to us, facts and circumstances and economic, market and other conditions as they exist, and is subject to evaluation on the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof. We express no opinion herein as to the prices at which shares of the Company's or the Acquiror's common stock have traded or may trade at any future time.


     This opinion is directed to the Board of Directors of the Company and shall not be published or otherwise used, nor shall any public references to U.S. Bancorp Piper Jaffray be made, except in accordance with our engagement letter. The opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company. In connection with this opinion, we were not requested to opine as to, and this opinion does not address, the merits of the basic business decision to proceed with or effect the Merger or to compare the Merger to, or consider, alternative transactions that may have been available to the Company.

     Based upon and subject to the foregoing, and based upon such other factors as we consider relevant, it is our opinion that the consideration to be received by the shareholders of the Company other than the Acquiror and its affiliates in the Merger pursuant to the Agreement is fair, from a financial point of view, to such shareholders as of the date hereof.

Sincerely,

U.S. BANCORP PIPER JAFFRAY INC.

                                                                         ANNEX C

                     SECTIONS 302A.471 AND 302A.473 OF THE
               MINNESOTA BUSINESS CORPORATION ACT -- DISSENTERS'
                                APPRAISAL RIGHTS

302A.471. Rights of dissenting shareholders.

     Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, any of the following corporate actions:

          (a) An amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

             (1) alters or abolishes a preferential right of the shares;

             (2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

             (3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

             (4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section;

          (b) A sale, lease, transfer, or other disposition of all or substantially all of the property and assets of the corporation, but not including a transaction permitted without shareholder approval in section 302A.661, subdivision 1, or a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

          (c) A plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a party, except as provided in subdivision 3;

          (d) A plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring corporation, if the shares of the shareholder are entitled to be voted on the plan; or

          (e) Any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

     Subdivision 2. Beneficial owners. (a) A shareholder shall not assert dissenters' rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

     (b) The beneficial owner of shares who is not the shareholder may assert dissenters' rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

     Subdivision 3. Rights not to apply. (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of the surviving corporation in a merger, if the shares of the shareholder are not entitled to be voted on the merger.

     (b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters' rights.

     Subdivision 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473. Procedures for asserting dissenters' rights.

     Subdivision 1. Definitions. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

     (b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

     (c) "Fair value of the shares" means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

     (d) "Interest" means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section
549.09 for interest on verdicts and judgments.

     Subdivision 2. Notice of action. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

     Subdivision 3. Notice of dissent. If the proposed action must be approved by the shareholders, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters' rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

     Subdivision 4. Notice of procedure; deposit of shares. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to all shareholders who have complied with subdivision 3 and to all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

          (1) The address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

          (2) Any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

          (3) A form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

          (4) A copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

     (b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

     Subdivision 5. Payment; return of shares. (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

          (1) The corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

          (2) An estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

          (3) A copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

     (b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a) a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

     (c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

     Subdivision 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter's own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

     Subdivision 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rules of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

     Subdivision 8. Costs; fees; expenses. (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

     (b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

     (c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Third Amended and Restated Articles of Incorporation of the registrant provide that the registrant shall indemnify officers, directors, employees and agents of the registrant to the fullest extent permitted by the Minnesota Business Corporation Act. Pursuant to Minnesota law, the registrant generally has the power to indemnify its present and former directors, officers, agents and employees, or persons serving as such in another entity at the registrant's request, against expenses (including attorneys' fees and disbursements) and liabilities incurred by them in any threatened, pending, or completed civil, criminal, administrative, arbitration or investigative proceeding (including a proceeding by or in the right of the registrant) to which they are made or threatened to be made a party by reason of their serving in such positions. This indemnity applies so long as the individuals acted in good faith, have not been indemnified by another organization, reasonably believed their conduct was in or not opposed to the best interests of the registrant, or, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Minnesota law also provides that a person made or threatened to be made a party to a proceeding is entitled, upon written request to the registrant, to payment or reimbursement of expenses in advance of the final disposition of the proceeding. We have the power to purchase and maintain insurance for indemnification of such persons.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits --

     The exhibits to this Registration Statement appear on the Index to Exhibits hereto.

     (b) Financial Statement Schedules -- Not applicable.

     (c) Report, Opinion or Appraisal -- See Exhibit 8.1.

ITEM 22. UNDERTAKINGS

UNDERTAKING PURSUANT TO ITEM 512(b)

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

UNDERTAKING PURSUANT TO ITEM 512(g)

     (1) The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 of Regulation C of the Securities Act of 1933, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

UNDERTAKING PURSUANT TO ITEM 512(H)(3)

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

UNDERTAKINGS PURSUANT TO FORM S-4

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on July 25, 2000.


                                   STOCKWALK.COM GROUP, INC.


                                   By: /s/ ELDON C. MILLER

                                      ------------------------------------------
                                      Eldon C. Miller
                                       Chief Executive Officer
                                       (Principal Executive Officer)


     Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed by the following persons in the capacities and on the dates indicated.




             /s/ ELDON C. MILLER
---------------------------------------------
               Eldon C. Miller                      Chief Executive Officer & Director
                                                      (Principal Executive Officer)               July 25, 2000

            /s/ DAVID B. JOHNSON
---------------------------------------------
              David B. Johnson                      President & Director                          July 25, 2000

                      *
---------------------------------------------
                Paul R. Kuehn                       Director                                      July 25, 2000

                      *
---------------------------------------------
               Stanley D. Rahm                      Director                                      July 25, 2000

             /s/ TODD W. MILLER
---------------------------------------------
               Todd W. Miller                       Chief Financial Officer
                                                      (Principal Financial Officer)               July 25, 2000

                      *
---------------------------------------------
                N. Lee Wesley                       Director                                      July 25, 2000

                      *
---------------------------------------------
               George E. Kline                      Director                                      July 25, 2000

                      *
---------------------------------------------
              Richard J. Nigon                      Director                                      July 25, 2000

            /s/ JEFFREY L. HOUDEK
---------------------------------------------
              Jeffrey L. Houdek                     Principal Accounting Officer                  July 25, 2000



By: /s/ ELDON C. MILLER

    -------------------------------------------------

    Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT                                 DESCRIPTION
-------                                 -----------

  2.1 Agreement and Plan of Merger, dated June 5, 2000, by and between Kinnard Investments, Inc., Stockwalk.com Group, Inc.
                and SW Acquisition, Inc. (included as Annex A to the proxy statement/prospectus which is a part of this registration statement) (1)
  2.2 Agreement and Plan of Merger, dated June 5, 2000, by and between R.J. Steichen & Company, Stockwalk.com Group, Inc.
                and SCG Acquisition Corporation (2)
  3.1           Third Amended and Restated Articles of Incorporation (3)
  3.2           Restated Bylaws (4)
  5.1           Opinion of Maun and Simon, PLC
  8.1           Opinion of KPMG LLP*
 10.1           Employment Agreement, dated August 1, 1999, by and between
                Stockwalk.com Group, Inc. and Robert J. Vosburgh (5)
 10.2 Employment Agreement, dated September 1, 1999, by and between Stockwalk.com Group, Inc. and Andrew R. Guzman (6)
 10.3 Employment Agreement, dated September 27, 1999, by and between Stockwalk.com Group, Inc. and Philip T. Colton (7)
 10.4           Amendment No. 1 to Employment Agreement, dated November 12,
                1999, by and between Stockwalk.com Group, Inc. and Robert J.
                Vosburgh (8)
 10.5           Employment Agreement, dated February 7, 2000, by and between
                Stockwalk.com Group, Inc. and Frank H. Lallos (9)
 11.1           Statement re Computation of Per Share Earnings*
 12.1           Statement re Computation of Ratios
 21.1           Subsidiaries of the Registrant (10)
 23.1           Consent of Ernst & Young LLP
 23.2           Consent of KPMG LLP
 23.3           Consent of KPMG LLP
 23.4           Consent of Maun & Simon, PLC (included in Exhibit 5.1)
 23.5           Consent of U.S. Bancorp Piper Jaffray
 24.1           Power of Attorney*
 27.1           Financial Data Schedule*
 99.1           Form of Proxy for Special Meeting of Kinnard Shareholders


-------------------------

  *   Previously filed.


 (1) Incorporated by reference to Exhibit 2.7 to the Registration Statement on Form S-2 (Registration No. 333-35544) filed on June 23, 2000.

 (2) Incorporated by reference to Exhibit 2.6 to the Registration Statement on Form S-2 (Registration No. 333-35544) filed on June 23, 2000.

 (3) Incorporated by reference to the Definitive Schedule 14A (Proxy Statement) (Commission File No. 0-22247) filed on June 14, 1999.

                                 Exhibit Index-1

 (4) Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-2 (Registration No. 333-09999) filed on August 12, 1996.

 (5) Incorporated by reference to Exhibit 10.1 to Stockwalk's Quarterly Report on Form 10-Q (Commission File No. 0-22247) for the quarter ended September 30, 1999.

 (6) Incorporated by reference to Exhibit 10.2 to Stockwalk's Quarterly Report on Form 10-Q (Commission File No. 0-22247) for the quarter ended September 30, 1999.

 (7) Incorporated by reference to Exhibit 10.3 to Stockwalk's Quarterly Report on Form 10-Q (Commission File No. 0-22247) for the quarter ended September 30, 1999.

 (8) Incorporated by reference to Exhibit 10.1 to Stockwalk's Quarterly Report on Form 10-Q (Commission File No. 0-22247) for the quarter ended December 31, 1999.

 (9) Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-2 (Registration No. 333-35544) filed on June 23, 2000.

(10) Incorporated by reference to Exhibit 21.1 to the Registration Statement on Form S-2 (Registration No. 333-35544) filed on June 23, 2000.

                                 Exhibit Index-2